

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
No Act



05068167

October 5, 2005

Lee D. Unterman
David J. Greene & Company, LLC
599 Lexington Avenue
New York, NY 10022

Act: 1934
Section:
Rule: 14A-8
Public Availability: 10/5/2005

Re: Pall Corporation
Incoming letters dated September 26, 2005

Dear Mr. Unterman:

This is in response to your letters dated September 26, 2005 concerning the shareholder proposal submitted to Pall by David J. Green & Company, LLC. On September 20, 2005, we issued our response expressing our informal view that Pall could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letters, we find no basis to reconsider our position. In addition, under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response under rule 14a-8 if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Heywood Shelley
Carter Ledyard & Milburn LLP
2 Wall Street
New York, NY 10005-2072

76829



David J. Greene and Company

David J. Greene and Company, LLC Investment Management 599 Lexington Avenue New York, NY 10022 Tel 212.371.4200 Fax 212.371.5099

September 26, 2005


SEP 27 2005
OFFICE OF THE SECRETARY

Via Fed Ex – 8507 6417 9518

U.S. Securities and Exchange Commission
Office of the Secretary
100 F Street, NE
Washington, DC 20549-3010

Re: Pall Corporation / Division of Corporate Finance No-action letter September 20, 2005

Dear Sirs:

David J. Greene and Company, LLC ("Greene") a federally registered investment adviser, respectfully appeals to the full Commission from the decision dated September 20, 2005 issued by the Office of Chief Counsel, Division of Corporate Finance, which granted the no-action request submitted by the Pall Corporation ("Pall") in its letter to the Commission dated July 26, 2005 (hereinafter the Staff's no-action letter is referred to as the "September 20th letter"). For the reasons set forth below, Greene believes the Staff erred in finding that Greene "appears to have failed to supply support sufficiently evidencing that it satisfied the minimum ownership requirement continuously for the one-year period as of the date it submitted the proposal".

Contrary to the conclusion reached in the September 20th letter, Pall has been, and is now, well aware of Greene's status as a shareholder and Greene has submitted clear and unequivocal evidence of its continuous ownership of Pall stock for the requisite one-year period. Although the September 20th letter does not indicate the basis for the Staff's conclusion, since our initial letter to Pall setting forth the proposed shareholder resolution was both timely and contained the requisite representations under Rule 14a-8, we can only surmise that the reason the no-action request was granted was some confusion or misunderstanding as to whether Greene and that certain co-mingled account known as "the DJG Small Cap Fund", were, for 14a-8(b) purposes, one and the same (hereinafter the DJG Small Cap Fund is referred to as the "Fund").

This matter began with a letter from Greene to Pall dated June 7, 2005 containing a simple shareholder proposal calling for the annual election of directors (the "Proposal"). Thereafter, notwithstanding Pall's familiarity with Greene and its holdings, in presenting its no-action request to the Commission, Pall took the disingenuous position that Greene had not provided satisfactory evidence that it was a "record holder" of Pall shares so as to be eligible to submit the Proposal. In opposing Pall's no action request, Greene submitted the following documentation:



1. A letter dated June 7, 2005, signed by me on behalf of Greene stating that Greene had been a shareholder for more than one year, had held more than $2,000 worth of Pall stock continuously since April 2004, and confirming our intent to maintain ownership of the required number of shares through the date of the next annual shareholders meeting. That letter further confirmed that Greene intended to be present at the 2005 annual meeting to present the Proposal. (For ease of review, a copy of the letter dated June 7, 2005 is annexed as Exhibit A)

2. A letter dated June 30, 2005, signed by me on behalf of both Greene and the Fund confirming that the Fund owned securities of Pall having a market value of more than $2,000 and had continuously held such shares for more than a year, and further confirming that the Fund intended to hold the required number of shares through the date of the next annual shareholders meeting. That letter further confirmed that Greene and the Fund intended to be present at the 2005 annual meeting to present the Proposal. (For ease of review, a copy of the letter dated June 30, 2005 is annexed as Exhibit B)

3. Copies of the Fund's monthly brokerage statements from April 1, 2004 through May 31, 2005 evidencing the Fund's ownership of Pall shares. (For ease of review, a copy of those brokerage statements are collectively annexed as Exhibit C)

4. Copies of Greene's Form 13F for the quarters ending June 30, 2004 through the quarter ending March 31, 2005 (the most current 13F available at the time of the submission) evidencing Greene as having sole voting authority and discretion for Pall shares with a market value in excess of $20 million. (For ease of review, a copy of those Forms 13F are collectively annexed as Exhibit D)

5. A copy of the Fund's Confidential Offering Memorandum dated June 7, 2004, including a copy of the DJG Small Cap Fund Agreement, confirming that Greene was the sole Sponsor and manager of the Fund, Greene was the only entity authorized to act for the Fund, and that no legal entity could hold, purchase or sell securities on behalf of the Fund other than Greene. (For ease of review, a copy of the Fund's Offering Memorandum is annexed as Exhibit E)

In connection with the instant appeal of the Staff's decision, we are assuming that the Staff took no issue with the sufficiency of the letters dated June 7, 2005 (Exhibit A) and June 30, 2005 (Exhibit B). We also assume that the twelve months of brokerage statements showing the Fund's continuous ownership of a substantial amount of Pall shares, when coupled with the aforementioned letters, would be sufficient to satisfy the eligibility requirements. We assume therefore, the only remaining basis for possibly concluding that Greene failed to make a satisfactory showing of eligibility would be the hyper-technical argument that Greene and the



David J. Greene and Company

Fund are not one and the same for Rule 14a-8 purposes and that therefore, the Fund should have been the initial proponent of the Proposal, not Greene.

Assuming we understand the Staff's position correctly, we direct the Commission's attention to the Fund's Offering Memorandum and Agreement. The cover page of the Offering Memorandum makes it clear at the outset that the Fund is a co-mingled account and further, that investors in the Fund own Units representing an undivided interest that is non-transferable. On page 1 of the Memorandum, Greene is identified as the Sponsor, and on pages 12 – 13, Greene is identified as the manager of the Fund and the backgrounds of its principals who will act as "Fund Managers" are described in detail. Pages 3 and 4 of the Fund Agreement (also included as part of Exhibit E) make it clear that Greene is the only legal entity that can act for the Fund. The Fund simply has no way to act, or to sign documents, or to advance a shareholder proposal, or to make an application to the Commission, other than through Greene.

To grant Pall's no-action request under these circumstances, and to thereby deprive Pall's shareholders of the opportunity to vote on the issue of the annual election of directors for at least another year, is to favor form over substance and to ignore the Commission's public commitment to a fair and full consideration of shareholder proposals. Accordingly we respectfully urge you to reverse the Staff's determination and to deny the relief sought by Pall and direct that the Proposal submitted by Greene be placed before Pall's shareholders at the company's next annual meeting. Since that meeting is to occur in the very near future, we would further request that you act on this application as expeditiously as possible. In addition, please be advised that we have simultaneously requested that the Staff reconsider the decision that is the subject of this appeal.

Very truly yours,

David J. Greene & Company, LLC
DJG Small Cap Fund

By 
Lee D. Unterman

cc: Heywood Shelley (w/encl.)
Mark F. Vilardo (w/o encl.)
Office of Chief Counsel

Exhibit A



David J. Greene and Company

David J. Greene and Company, LLC Investment Management 599 Lexington Avenue New York, NY 10022 Tel 212.371.4200 Fax 212 371 509

June 7, 2005

Via Fed Ex – 8507 6417 8198

Mary Ann Bartlett
Corporate Secretary
Pall Corporation
2200 Northern Boulevard
East Hills, New York 11548

Dear Ms. Bartlett:

David J. Greene and Company, LLC ("DJG") is the owner of over 1 million shares of Pall Corporation stock. In that capacity, the attached proposal is submitted for inclusion in the 2005 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. DJG has been a shareholder for more than one year, and has held over $2,000 worth of stock continuously since April 2004. In that regard, annexed hereto is a copy of our Form 13F as filed with the SEC showing our position in Pall for the quarter ending June 30, 2004. We will be happy to provide additional verification of our stockholding position should you so request. This letter will also confirm that DJG intends to maintain its ownership of the number of shares required by Rule 14a-8 through the date of the next annual shareholders meeting.

Mr. Benjamin Nahum, a principal of DJG, presently intends to be present at the 2005 annual meeting to personally move the accompanying resolution. Please let me know if you have any questions or require anything further with respect to our proposal.

Very truly yours,

Lee Unterman
General Counsel

Annual Election of Directors
Pall Corporation

RESOLVED: That the stockholders request that the Board of Directors promptly take all steps necessary to declassify the election of Directors by insuring that in future Board elections directors are elected annually and not by classes as is now provided. This declassification shall be phased in so that it does not effect the unexpired terms of Directors previously elected.

Supporting Statement

This resolution requests that the Board end the present staggered board system that presently provides that one-third of Directors are elected each year and instead, ensure that all Directors are elected annually. We believe shareholders should have the opportunity to vote on the performance of the entire board each year.

Increasingly, institutional investors are calling for the end of a classified system, believing it makes a Board less accountable to shareholders when directors do not stand for annual election. California's Public Employees Retirement System, New York City pension funds, New York State pension funds and many others, including the Council of Institutional Investors, and Institutional Shareholder Services, are among those that have supported resolutions calling for the annual election of directors.

Recent shareholder resolutions to end this staggered system of voting have received wide support. According to a news release issued by the Social Investment Forum in April 2005, in 2004 approximately 35 proposals asking companies to declassify their boards came to a vote and received average support of 70.4 percent of the votes cast. Numerous companies have demonstrated leadership in corporate governance by changing away from staggered boards. These include Pfizer, Bristol-Myers Squibb, Dow Jones, Bellsouth, Coca-Cola and Dell, Inc. Other boards that are now similarly sponsoring resolutions to declassify the board include Yum Brands, Inc., Honeywell, Federated Department Stores, Inc. and Eastman Kodak.

We strongly believe that our company's financial performance is linked to its corporate governance policies and procedures and the level of Board and management accountability they establish. We also believe the Compensation, Nominating, and Audit Committees, as well as the full Board need to be fully and annually accountable to shareowners – another key reason for annually electing Directors.

We do not believe this reform would affect the continuity of director service since our Directors, like those at an overwhelming majority of companies, are routinely elected with strong shareholder approval.

We urge all shareholders to vote "For" this proposal.

Exhibit B



David J. Greene and Company

David J. Greene and Company, LLC Investment Management 599 Lexington Avenue New York, NY 10022 Tel 212 371 4200 Fax 212 371 5099

June 30, 2005

Via Fed Ex – 8507 6417 8176

Mr. Heywood Shelley
Carter Ledyard & Milburn LLP
2 Wall Street
New York, NY 10005-2072

Re: Pall Corporation

Dear Mr. Shelley:

This is to acknowledge receipt of, and to respond to, your letter dated June 20, 2005 responding to my letter dated June 7, 2005, which was addressed to Mary Ann Bartlett, the Corporate Secretary of Pall Corporation ("Pall").

Obviously, we are disappointed in what we consider to be the disingenuous nature of your reply on behalf of Pall. Over the past year, David J. Greene and Company, LLC ("DJG") has had a number of contacts with Pall's senior management, and Pall's management is well aware of the institutional nature of DJG's holdings. As you also know, Rule 13d-3 of the Securities Exchange Act of 1934, defines the beneficial owner of a security to be any person who, directly or indirectly, through any contract or arrangement, has the power to vote such security and/or the power to dispose, or direct the disposition of, such security. All of DJG's investment management agreements with it's advisory clients grant a blanket power of attorney to DJG and specifically grant DJG sole voting power and investment discretion over securities owned in our portfolios. The 13F forwarded with my earlier letter is clear evidence of DJG having sole voting authority and investment discretion for Pall shares valued at more than $21 million dollars as of the quarter ended June 30, 2004. Enclosed with this letter is a copy of DJG's 13F for the period ending March 31, 2005, which shows DJG having sole voting authority and investment discretion for Pall shares valued at more than $22 million dollars.

Nonetheless, in an effort to avoid any ambiguity on the subject, enclosed with this letter are the relevant portions of brokerage statements for each month from April 2004 through June 2005 showing the portfolio holdings for the DJG Small Cap Fund. That "fund" is a commingled account of which DJG is the sole Sponsor and Fund Manager. That "fund" clearly held, and still holds, securities of Pall having a market value of more than $2,000, and has continuously held such shares for more than a year. Although my earlier correspondence should have sufficed, please accept this letter as confirmation that the DJG Small Cap Fund intends to continue to own the number of shares required by Rule 14a-8 through the next annual meeting of the shareholders



David J. Greene and Company

of Pall. This will also confirm that DJG and the DJG Small Cap Fund intend to be present at the 2005 annual meeting to present the resolution that accompanied my earlier correspondence.

Very truly yours,

Lee Unterman
Chief Operating Officer
David J. Greene and Company, LLC

DJG Small Cap Fund



By ______________
Lee Unterman

Cc: Mary Ann Bartlett (by Fed Ex w/enclosures)

Exhibit C

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD	April 1, 2004
THROUGH	April 30, 2004
ACCOUNT NUMBER	806-28217 G61
TAXPAYER NUMBER	On File
LAST STATEMENT	March 31, 2004

ACCOUNT EXECUTIVE SMALL CAP / BHN
TELEPHONE/EMAIL (212)371-4200/ bnahum@djgreene.com

What's In This Statement



DJG SMALL CAP FUND
ATTN: E STEPHEN WALSH
599 LEXINGTON AVENUE
12TH FLOOR
NEW YORK NY 10022-6030

Your Portfolio at a Glance

TOTAL VALUE OF SECURITIES THIS PERIOD	115,681,404
NET CREDIT BALANCE	2,505,025
MONEY MARKET FUND BALANCE	7,160,652
NET EQUITY THIS PERIOD	$125,347,081
NET EQUITY LAST STATEMENT	127,088,849
CHANGE SINCE LAST STATEMENT	-1,741,768

Market Value of Your Portfolio

Cash & Equivalent — $9,665,677 / $6,028,195

Equities — $115,681,404 / $121,060,654

Current market value

Last statement's market value

SIPC This summary is for informational purposes only. It is not intended as a tax document. This statement should be retained for your records. See reverse side for important information.

027 05/01/04;15:29 001 V830

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD April 1, 2004
THROUGH April 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT March 31, 2004

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
CASH BALANCE				2,505,025		
REICH & TANG SHORT TERM INCOME FUND INC US GOVT PORTF CL A	SGVXX	7,160,651.63	1.0000	7,160,652	15,037	0.2100
TOTAL CASH & CASH EQUIVALENTS				$9,665,677	$15,037	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ABERCROMBIE & FITCH CO-CL A	ANF	CASH	34,900	31.4500	1,097,605	4,363	0.3975
ALPHARMA INC-CL A	ALO	CASH	81,400	21.7300	1,768,822	14,652	0.8283
ARVINMERITOR INC	ARM	CASH	44,100	20.6900	912,429	17,640	1.9333
ALLETE INC	ALE	CASH	65,000	34.5500	2,245,750	73,450	3.2706
APPLERA CORP COM CELERA GENOMICS GROUP	CRA	CASH	187,400	11.7900	2,209,446		
ARRIS GROUP INC	ARRS	CASH	115,000	5.9800	687,700		
ASCENTIAL SOFTWARE CORPORATION NEW	ASCL	CASH	84,950	17.0000	1,444,150		
ANDREW CORP	ANDW	CASH	8,135	16.9500	137,888		
ALLIANCE SEMICONDUCTOR CORP	ALSC	CASH	88,800	5.7900	514,152		
BEARINGPOINT INC	BE	CASH	232,400	10.0200	2,328,648		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD April 1, 2004
THROUGH April 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT March 31, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
BRINK'S COMPANY	BCO	CASH	79,000	27.7300	2,190,670	7,900	0.3606
BAUSCH & LOMB INC	BOL	CASH	6,400	62.8300	402,112	3,328	0.8276
CMS ENERGY CORP	CMS	CASH	113,100	8.3100	939,861		
COMMUNITY HEALTH SYSTEM INC NEW	CYH	CASH	60,000	25.7900	1,547,400		
CONSTAR INTERNATIONAL INC NEW	CNST	CASH	77,600	4.7600	369,376		
CROWN HOLDINGS INC	CCK	CASH	200,400	8.4400	1,691,376		
CNH GLOBAL N V NEW	CNH	CASH	103,860	19.8600	2,062,660	23,402	1.1346
CALGON CARBON CORP	CCC	CASH	212,000	6.0100	1,274,120	25,440	1.9967
ADOLPH COORS CO-CL B	RKY	CASH	27,500	65.7100	1,807,025	22,550	1.2479
CYTEC INDUSTRIES INC	CYT	CASH	96,300	39.3200	3,786,516	38,520	1.0173
DUANE READE INC	DRD	CASH	82,200	16.6900	1,371,918		
WTS DIME BANCORP INC NEW LITIGATION TRACKING EXP 11/22/2005	DIMEZ	CASH	655,700	0.1700	111,469		
E.PIPHANY INC	EPNY	CASH	111,800	4.3800	489,684		
EARTHLINK INC	ELNK	CASH	119,800	9.2100	1,103,358		
FAIRCHILD SEMICONDUCTOR INTL INC	FCS	CASH	26,400	19.4700	514,008		
FIRST AMERICAN CORP	FAF	CASH	80,000	27.1200	2,169,600	48,000	2.2124
GATX CORP	GMT	CASH	57,300	23.5000	1,346,550	45,840	3.4043

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD April 1, 2004
THROUGH April 30, 2004

ACCOUNT NUMBER 806-28217 G81
TAXPAYER NUMBER On File
LAST STATEMENT March 31, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
GENENCOR INTL INC	GCOR	CASH	91,600	14.5200	1,330,032		
GRUPO TMM S A SPONSORED ADR REPSTG SER A SHS	TMM	CASH	176,900	2.8000	495,320		
HOLLINGER INTERNATIONAL INC CL A	HLR	CASH	65,200	19.9500	1,300,740	13,040	1.0025
INFOCUS CORP	INFS	CASH	69,100	8.1700	564,547		
INTERNET SEC SYS INC	ISSX	CASH	136,000	13.2900	1,807,440		
HEALTH NET INC	HNT	CASH	143,600	25.4400	3,653,184		
HARRIS CORP-DEL	HRS	CASH	39,000	45.0500	1,756,950	15,600	0.8879
HEALTHSOUTH CORP	HLSH	CASH	324,200	4.3000	1,394,060		
HERCULES INC	HPC	CASH	110,600	11.1100	1,228,766		
IMC GLOBAL INC	IGL	CASH	83,600	12.5700	1,050,852		
JACUZZI BRANDS INC	JJZ	CASH	335,900	8.7400	2,935,766		
JO ANN STORES INC	JAS	CASH	23,300	28.2700	658,691		
KEYNOTE SYS INC	KEYN	CASH	107,300	11.8600	1,272,578		
KANSAS CITY SOUTHERN NEW	KSU	CASH	88,500	13.8500	1,225,725		
LEAPFROG ENTERPRISES INC	LF	CASH	52,300	21.5100	1,124,973		
LA Z BOY INC COM	LZB	CASH	43,700	20.8400	910,708	17,480	1.9194
MYRIAD GENETICS INC	MYGN	CASH	62,600	17.2300	1,078,598		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD April 1, 2004
THROUGH April 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT March 31, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
MAXWELL TECHNOLOGIES INC	MXWL	CASH	64,200	14.5900	936,678		
MAXTOR CORP (NEW)	MXO	CASH	278,100	6.5100	1,810,431		
MILACRON INC	MZ	CASH	222,100	3.9300	872,853		
MANITOWOC CO INC	MTW	CASH	39,800	30.4100	1,210,318	11,144	0.9207
MILLIPORE CORP	MIL	CASH	59,300	52.4300	3,109,099		
NATIONAL-OILWELL INC	NOI	CASH	95,600	27.9200	2,669,152		
NAVISTAR INTERNATIONAL CORP NEW	NAV	CASH	55,600	45.1500	2,510,340		
PHARMACOPEIA INC	ACCL	CASH	145,500	17.9300	2,608,815		
PERICOM SEMICONDUCTOR CORP	PSEM	CASH	35,500	10.5500	374,525		
PAREXEL INTERNATIONAL CORP	PRXL	CASH	80,400	19.5400	1,571,016		
POLO RALPH LAUREN CORP-CL A	RL	CASH	53,400	34.6000	1,847,640	10,680	0.5780
QUANTA SERVICES INC	PWR	CASH	225,700	5.4700	1,234,579		
QUANTUM CORP DSSGCOM	DSS	CASH	488,500	3.1300	1,529,005		
PATHMARK STORES INC NEW	PTMK	CASH	225,900	8.5500	1,931,445		
PEPSIAMERICAS INC	PAS	CASH	101,900	20.0300	2,041,057	30,570	1.4978
ON ASSIGNMENT INC	ASGN	CASH	65,700	5.1000	335,070		
ORBITAL SCIENCES CORP	ORB	CASH	192,600	12.8800	2,480,688		
PALL CORP	PLL	CASH	59,300	23.7800	1,410,154	21,348	1.5139

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD April 1, 2004
THROUGH April 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT March 31, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
PIER 1 IMPORTS INC	PIR	CASH	64,700	20.6600	1,336,702	25,880	1.9361
RECKSON ASSOCIATES REALTY CORP	RA	CASH	15,100	23.7700	358,927	25,640	7.1435
RYDER SYSTEM INC	R	CASH	75,500	36.7900	2,777,645	45,300	1.6309
SYBRON DENTAL SPECIALTIES INC	SYD	CASH	55,800	29.2500	1,632,150		
SCHOLASTIC CORP	SCHL	CASH	79,000	28.3600	2,240,440		
TELEDYNE TECHNOLOGIES INC	TDY	CASH	115,500	18.9800	2,192,190		
TIBCO SOFTWARE INC	TIBX	CASH	279,000	7.5000	2,092,500		
TECUMSEH PRODUCTS CO-CL A NON-VTG	TECUA	CASH	26,000	38.8700	1,010,620	33,280	3.2930
TYSON FOODS INC-CL A	TSN	CASH	72,300	18.7400	1,354,902	11,568	0.8538
UTSTARCOM INC	UTSI	CASH	18,600	26.3500	490,110		
UNIFI INC	UFI	CASH	111,700	2.5000	279,250		
UNISYS CORP	UIS	CASH	176,200	13.0300	2,295,886		
UNITED INDUSTRIAL CORP	UIC	CASH	40,600	20.5400	833,924	16,240	1.9474
VISTEON CORP	VC	CASH	137,900	10.8600	1,497,594	33,096	2.2099
VALASSIS COMMUNICATIONS INC	VCI	CASH	41,200	30.9000	1,273,080		
WAVECOM SA SPONS ADR	WVCM	CASH	115,600	9.6600	1,116,696		
WABTEC CORP	WAB	CASH	129,000	16.3000	2,102,700	5,160	0.2454
Total Equities & Options					$115,681,404	$641,111	
TOTAL EQUITIES					$115,681,404	$641,111	

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD	May 1, 2004
THROUGH	May 28, 2004
ACCOUNT NUMBER	806-28217 G61
TAXPAYER NUMBER	On File
LAST STATEMENT	April 30, 2004

ACCOUNT EXECUTIVE SMALL CAP / BHN
TELEPHONE/EMAIL (212)371-4200/ bnahum@djgreene.com

What's In This Statement



DJG SMALL CAP FUND
ATTN: E STEPHEN WALSH
599 LEXINGTON AVENUE
12TH FLOOR
NEW YORK NY 10022-6030

Your Portfolio at a Glance

TOTAL VALUE OF SECURITIES THIS PERIOD	115,883,597
NET CREDIT BALANCE	10,635
MONEY MARKET FUND BALANCE	8,604,697
NET EQUITY THIS PERIOD	$124,498,929
NET EQUITY LAST STATEMENT	125,347,081
CHANGE SINCE LAST STATEMENT	-848,152

Market Value of Your Portfolio

Cash & Equivalent
$8,615,332
$9,665,677
Equities
$115,883,597
$115,681,404
Current market value
Last statement's market value

SIPC This summary is for informational purposes only. It is not intended as a tax document.
This statement should be retained for your records. See reverse side for important information.

027 05/29/04:14:49 001 V831

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD May 1, 2004
THROUGH May 28, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT April 30, 2004

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
CASH BALANCE				10,635		
REICH & TANG SHORT TERM INCOME FUND INC US GOVT PORTF CL A	SGVXX	8,604,697.14	1.0000	8,604,697	18,070	0.2100
TOTAL CASH & CASH EQUIVALENTS				$8,615,332	$18,070	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ABERCROMBIE & FITCH CO-CL A	ANF	CASH	34,900	36.4300	1,271,407	8,725	0.6862
ALPHARMA INC-CL A	ALO	CASH	81,400	19.5800	1,593,812	14,652	0.9193
ARVINMERITOR INC	ARM	CASH	44,100	18.6000	820,260	17,640	2.1505
ALLETE INC	ALE	CASH	65,000	34.7500	2,258,750	73,450	3.2518
APPLERA CORP COM CELERA GENOMICS GROUP	CRA	CASH	187,400	11.2300	2,104,502		
ARRIS GROUP INC	ARRS	CASH	160,000	6.3200	1,011,200		
ASCENTIAL SOFTWARE CORPORATION NEW	ASCL	CASH	91,950	16.0500	1,475,798		
ACCELRYS INC	ACCL	CASH	145,500	9.9900	1,453,545		
ALLIANCE SEMICONDUCTOR CORP	ALSC	CASH	88,800	5.9700	530,136		
BEARINGPOINT INC	BE	CASH	232,400	8.5800	1,993,992		

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD May 1, 2004
THROUGH May 28, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT April 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
BRINK'S COMPANY	BCO	CASH	79,000	30.9300	2,443,470	7,900	0.3233
CMS ENERGY CORP	CMS	CASH	113,100	8.6200	974,922		
COMMUNITY HEALTH SYSTEM INC NEW	CYH	CASH	60,000	25.5000	1,530,000		
CONSTAR INTERNATIONAL INC NEW	CNST	CASH	77,600	4.2400	329,024		
CROWN HOLDINGS INC	CCK	CASH	200,400	8.9300	1,789,572		
CNH GLOBAL N V NEW	CNH	CASH	103,860	19.2800	2,002,421	23,851	1.1911
CALGON CARBON CORP	CCC	CASH	212,000	6.1800	1,310,160	25,440	1.9417
ADOLPH COORS CO-CL B	RKY	CASH	27,500	64.4500	1,772,375	22,550	1.2723
CYTEC INDUSTRIES INC	CYT	CASH	96,300	40.2700	3,878,001	38,520	0.9933
DUANE READE INC	DRD	CASH	82,200	16.5000	1,356,300		
WTS DIME BANCORP INC NEW LITIGATION TRACKING EXP 11/22/2005	DIMEZ	CASH	655,700	0.1400	91,798		
E.PIPHANY INC	EPNY	CASH	111,800	4.7000	525,460		
EARTHLINK INC	ELNK	CASH	119,800	10.0400	1,202,792		
FAIRCHILD SEMICONDUCTOR INTL INC	FCS	CASH	37,900	19.7200	747,388		
FIRST AMERICAN CORP	FAF	CASH	80,000	25.9600	2,076,800	48,000	2.3112
GATX CORP	GMT	CASH	57,300	24.1100	1,381,503	45,840	3.3181
GENENCOR INTL INC	GCOR	CASH	91,600	15.0200	1,375,832		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD May 1, 2004
THROUGH May 28, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT April 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
GRUPO TMM S A SPONSORED ADR REPSTG SER A SHS	TMM	CASH	204,600	2.9800	609,708		
HOLLINGER INTERNATIONAL INC CL A	HLR	CASH	65,200	17.6000	1,147,520	13,040	1.1364
INFOCUS CORP	INFS	CASH	69,100	8.0600	556,946		
INTERNET SEC SYS INC	ISSX	CASH	136,000	15.8200	2,151,520		
HEALTH NET INC	HNT	CASH	143,600	23.5000	3,374,600		
HARRIS CORP-DEL	HRS	CASH	39,000	46.2400	1,803,360	15,600	0.8651
HEALTHSOUTH CORP	HLSH	CASH	324,200	4.8500	1,572,370		
HERCULES INC	HPC	CASH	110,600	10.5800	1,170,148		
IMC GLOBAL INC	IGL	CASH	83,600	12.4500	1,040,820		
JACUZZI BRANDS INC	JJZ	CASH	309,300	8.5400	2,641,422		
JO ANN STORES INC	JAS	CASH	23,300	28.6300	667,079		
KEYNOTE SYS INC	KEYN	CASH	107,300	13.0500	1,400,265		
KANSAS CITY SOUTHERN NEW	KSU	CASH	88,500	13.0000	1,150,500		
LEAPFROG ENTERPRISES INC	LF	CASH	58,400	21.3700	1,248,008		
LA Z BOY INC COM	LZB	CASH	43,700	18.4500	806,265	19,228	2.3848
MYRIAD GENETICS INC	MYGN	CASH	62,600	16.5900	1,038,534		
MAXWELL TECHNOLOGIES INC	MXWL	CASH	64,200	15.8900	1,020,138		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD May 1, 2004
THROUGH May 28, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT April 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
MAXTOR CORP (NEW)	MXO	CASH	278,100	6.8700	1,910,547		
MILACRON INC	MZ	CASH	222,100	4.4800	995,008		
MANITOWOC CO INC	MTW	CASH	39,800	31.7500	1,263,650	11,144	0.8819
MILLIPORE CORP	MIL	CASH	33,400	54.9900	1,836,666		
99 CENTS ONLY STORES	NDN	CASH	24,300	19.4100	471,663		
NATIONAL-OILWELL INC	NOI	CASH	95,600	27.6800	2,646,208		
NAVISTAR INTERNATIONAL CORP NEW	NAV	CASH	62,300	37.9500	2,364,285		
PERICOM SEMICONDUCTOR CORP	PSEM	CASH	35,500	10.7100	380,205		
PAREXEL INTERNATIONAL CORP	PRXL	CASH	60,600	19.7900	1,199,274		
POLO RALPH LAUREN CORP-CL A	RL	CASH	53,400	33.2000	1,772,880	10,680	0.6024
QUANTA SERVICES INC	PWR	CASH	288,800	5.3000	1,530,640		
QUANTUM CORP DSSG COM	DSS	CASH	642,000	2.9500	1,893,900		
PATHMARK STORES INC NEW	PTMK	CASH	225,900	6.7500	1,524,825		
PEPSIAMERICAS INC	PAS	CASH	101,900	21.2400	2,164,356	30,570	1.4124
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	CASH	90,550	6.9600	630,228		
ORBITAL SCIENCES CORP	ORB	CASH	166,600	12.5500	2,090,830		
PALL CORP	PLL	CASH	107,900	24.1800	2,609,022	38,844	1.4888
PIER 1 IMPORTS INC	PIR	CASH	71,000	18.8500	1,338,350	28,400	2.1220

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD May 1, 2004
THROUGH May 28, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT April 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
RADWARE LTD ORD	RDWR	CASH	51,400	17.0400	875,856		
RECKSON ASSOCIATES REALTY CORP	RA	CASH	15,100	26.0200	392,902	25,640	6.5258
RYDER SYSTEM INC	R	CASH	75,500	37.1500	2,804,825	45,300	1.6151
SYBRON DENTAL SPECIALTIES INC	SYD	CASH	55,800	27.2400	1,519,992		
SCHOLASTIC CORP	SCHL	CASH	79,000	28.2400	2,230,960		
TELEDYNE TECHNOLOGIES INC	TDY	CASH	115,500	18.4200	2,127,510		
TIBCO SOFTWARE INC	TIBX	CASH	276,100	8.3000	2,291,630		
TECUMSEH PRODUCTS CO-CL A NON-VTG	TECUA	CASH	28,700	37.1200	1,065,344	36,736	3.4483
TYSON FOODS INC-CL A	TSN	CASH	72,300	20.5200	1,483,596	11,568	0.7797
UTSTARCOM INC	UTSI	CASH	18,600	31.1150	578,739		
UNIFI INC	UFI	CASH	111,700	2.3300	260,261		
UNISYS CORP	UIS	CASH	176,200	13.5600	2,389,272		
UNITED INDUSTRIAL CORP	UIC	CASH	40,600	21.0000	852,600	16,240	1.9048
VISTEON CORP	VC	CASH	137,900	10.9600	1,511,384	33,096	2.1898
VALASSIS COMMUNICATIONS INC	VCI	CASH	41,200	29.3800	1,210,456		
WAVECOM SA SPONS ADR	WVCM	CASH	115,600	7.2500	838,100		
WABTEC CORP	WAB	CASH	129,000	16.4900	2,127,210	5,160	0.2426
Total Equities& Options					$115,883,597	$667,814	
TOTAL EQUITIES					$115,883,597	$667,814	

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD	May 29, 2004
THROUGH	June 30, 2004
ACCOUNT NUMBER	806-28217 G61
TAXPAYER NUMBER	On File
LAST STATEMENT	May 28, 2004

ACCOUNT EXECUTIVE SMALL CAP / BHN
TELEPHONE/EMAIL (212)371-4200 bnahum@djgreene.com

What's In This Statement



DJG SMALL CAP FUND
ATTN: E STEPHEN WALSH
599 LEXINGTON AVENUE
12TH FLOOR
NEW YORK NY 10022-6030

Your Portfolio at a Glance

TOTAL VALUE OF SECURITIES THIS PERIOD	120,898,764
NET DEBIT BALANCE	-38,591
MONEY MARKET FUND BALANCE	9,038,197
NET EQUITY THIS PERIOD	$129,898,370
NET EQUITY LAST STATEMENT	124,498,929
CHANGE SINCE LAST STATEMENT	5,399,441

Market Value of Your Portfolio


Cash & Equivalent
$9,038,197 : $-38,591
$8,615,332
Equities
$120,898,764
$115,883,597
Current market value
Last statement's market value
Short market value

Important Message

Confirmation: Unless we hear from you to the contrary, it is our understanding that any free credit balances in your account are being maintained to facilitate your intention to invest such amounts through us.

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD May 29, 2004
THROUGH June 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT May 28, 2004

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
CASH BALANCE				-38,591		
REICH & TANG SHORT TERM INCOME FUND INC US GOVT PORTF CL A	SGVXX	9,038,196.81	1.0000	9,038,197	18,980	0.2100
TOTAL CASH & CASH EQUIVALENTS				$8,999,606	$18,980	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ABERCROMBIE & FITCH CO-CL A	ANF	CASH	34,900	38.7500	1,352,375	17,450	1.2903
ALPHARMA INC-CL A	ALO	CASH	81,400	20.4800	1,667,072	14,652	0.8789
ARVINMERITOR INC	ARM	CASH	44,100	19.5700	863,037	17,640	2.0439
ALLETE INC	ALE	CASH	65,000	33.3000	2,164,500	73,450	3.3934
APPLERA CORP COM CELERA GENOMICS GROUP	CRA	CASH	205,800	11.5100	2,368,758		
ARRIS GROUP INC	ARRS	CASH	160,000	5.9400	950,400		
ASCENTIAL SOFTWARE CORPORATION NEW	ASCL	CASH	129,850	15.9900	2,076,302		
ACCELRYS INC	ACCL	CASH	145,500	9.8600	1,434,630		
ALLIANCE SEMICONDUCTOR CORP	ALSC	CASH	135,600	5.9500	806,820		
BEARINGPOINT INC	BE	CASH	232,400	8.8700	2,061,388		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD May 29, 2004
THROUGH June 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT May 28, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
BRINK'S COMPANY	BCO	CASH	79,000	34.2500	2,705,750	7,900	0.2920
CMS ENERGY CORP	CMS	CASH	113,100	9.1300	1,032,603		
COMMUNITY HEALTH SYSTEM INC NEW	CYH	CASH	62,300	26.7700	1,667,771		
CONSTAR INTERNATIONAL INC NEW	CNST	CASH	93,500	4.6500	434,775		
CROWN HOLDINGS INC	CCK	CASH	200,400	9.9700	1,997,988		
CNH GLOBAL N V NEW	CNH	CASH	103,860	20.6400	2,143,670	23,812	1.1108
CALGON CARBON CORP	CCC	CASH	212,000	6.7000	1,420,400	25,440	1.7910
ADOLPH COORS CO-CL B	RKY	CASH	27,500	72.3400	1,989,350	22,550	1.1335
CYTEC INDUSTRIES INC	CYT	CASH	90,600	45.4500	4,117,770	36,240	0.8801
DUANE READE INC	DRD	CASH	82,200	16.3300	1,342,326		
WTS DIME BANCORP INC NEW LITIGATION TRACKING EXP 11/22/2005	DIMEZ	CASH	655,700	0.1100	72,127		
E.PIPHANY INC	EPNY	CASH	111,800	4.8300	539,994		
EARTHLINK INC	ELNK	CASH	119,800	10.3500	1,239,930		
FAIRCHILD SEMICONDUCTOR INTL INC	FCS	CASH	124,000	16.3700	2,029,880		
FIRST AMERICAN CORP	FAF	CASH	113,900	25.8900	2,948,871	68,340	2.3175
GATX CORP	GMT	CASH	57,300	27.2000	1,558,560	45,840	2.9412
GENENCOR INTL INC	GCOR	CASH	91,600	16.3700	1,499,492		

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD May 29, 2004
THROUGH June 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT May 28, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
GRUPO TMM S A SPONSORED ADR REPSTG SER A SHS	TMM	CASH	208,200	2.4500	510,090		
HOLLINGER INTERNATIONAL INC CL A	HLR	CASH	65,200	16.7900	1,094,708	13,040	1.1912
INFOCUS CORP	INFS	CASH	69,100	8.5000	587,350		
INTERNET SEC SYS INC	ISSX	CASH	136,000	15.3400	2,086,240		
HEALTH NET INC	HNT	CASH	143,600	26.5000	3,805,400		
HARRIS CORP-DEL	HRS	CASH	26,100	50.7500	1,324,575	10,440	0.7882
HEALTHSOUTH CORP	HLSH	CASH	324,200	6.0000	1,945,200		
HERCULES INC	HPC	CASH	120,100	12.1900	1,464,019		
IMC GLOBAL INC	IGL	CASH	83,600	13.4000	1,120,240		
JACUZZI BRANDS INC	JJZ	CASH	262,800	8.0600	2,118,168		
JO ANN STORES INC	JAS	CASH	24,900	29.4000	732,060		
KEYNOTE SYS INC	KEYN	CASH	107,300	13.7500	1,475,375		
KANSAS CITY SOUTHERN NEW	KSU	CASH	88,500	15.5000	1,371,750		
LEAPFROG ENTERPRISES INC	LF	CASH	79,400	19.8900	1,579,266		
LA Z BOY INC COM	LZB	CASH	43,700	17.9800	785,726	19,228	2.4472
MYRIAD GENETICS INC	MYGN	CASH	62,600	14.9200	933,992		
MAXWELL TECHNOLOGIES INC	MXWL	CASH	40,900	12.9000	527,610		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD May 29, 2004
THROUGH June 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT May 28, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
MAXTOR CORP (NEW)	MXO	CASH	303,100	6.6300	2,009,553		
MILACRON INC	MZ	CASH	222,100	4.0000	888,400		
MANITOWOC CO INC	MTW	CASH	39,800	33.8500	1,347,230	11,144	0.8272
MILLIPORE CORP	MIL	CASH	23,800	56.3700	1,341,606		
NATIONAL-OILWELL INC	NOI	CASH	95,600	31.4900	3,010,444		
NAVISTAR INTERNATIONAL CORP NEW	NAV	CASH	62,300	38.7600	2,414,748		
PERICOM SEMICONDUCTOR CORP	PSEM	CASH	20,700	10.7100	221,697		
PAREXEL INTERNATIONAL CORP	PRXL	CASH	60,600	19.8000	1,199,880		
POLO RALPH LAUREN CORP-CL A	RL	CASH	53,400	34.4500	1,839,630	10,680	0.5806
QUANTA SERVICES INC	PWR	CASH	347,600	6.2200	2,162,072		
QUANTUM CORP DSSG COM	DSS	CASH	708,000	3.1000	2,194,800		
PATHMARK STORES INC NEW	PTMK	CASH	225,900	7.6200	1,721,358		
PEPSIAMERICAS INC	PAS	CASH	73,600	21.2400	1,563,264	22,080	1.4124
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	CASH	100,150	5.6800	568,852		
ORBITAL SCIENCES CORP	ORB	CASH	112,100	13.8100	1,548,101		
PALL CORP	PLL	CASH	107,900	26.1900	2,825,901	38,844	1.3746
PIER 1 IMPORTS INC	PIR	CASH	71,000	17.6900	1,255,990	28,400	2.2612
RADWARE LTD ORD	RDWR	CASH	57,800	17.0500	985,490		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD May 29, 2004
THROUGH June 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT May 28, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
RECKSON ASSOCIATES REALTY CORP	RA	CASH	15,100	27.4600	414,646	25,640	6.1836
RYDER SYSTEM INC	R	CASH	75,500	40.0700	3,025,285	45,300	1.4974
SYBRON DENTAL SPECIALTIES INC	SYD	CASH	55,800	29.8500	1,665,630		
SCHOLASTIC CORP	SCHL	CASH	46,700	29.9500	1,398,665		
TELEDYNE TECHNOLOGIES INC	TDY	CASH	115,500	20.0200	2,312,310		
TIBCO SOFTWARE INC	TIBX	CASH	300,300	8.4500	2,537,535		
TECUMSEH PRODUCTS CO-CL A NON-VTG	TECUA	CASH	28,700	41.1900	1,182,153	36,736	3.1076
TYSON FOODS INC-CL A	TSN	CASH	46,600	20.9500	976,270	7,456	0.7637
UTSTARCOM INC	UTSI	CASH	18,600	30.2500	562,650		
UNIFI INC	UFI	CASH	111,700	2.9300	327,281		
UNISYS CORP	UIS	CASH	176,200	13.8800	2,445,656		
UNITED INDUSTRIAL CORP	UIC	CASH	40,600	23.3500	948,010	16,240	1.7131
VISTEON CORP	VC	CASH	137,900	11.6700	1,609,293	33,096	2.0566
VALASSIS COMMUNICATIONS INC	VCI	CASH	41,200	30.4700	1,255,364		
WAVECOM SA SPONS ADR	WVCM	CASH	115,600	7.4700	863,532		
WABTEC CORP	WAB	CASH	129,000	18.0400	2,327,160	5,160	0.2217
Total Equities& Options					$120,898,764	$676,798	
TOTAL EQUITIES					$120,898,764	$676,798	

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD	July 1, 2004
THROUGH	July 30, 2004
ACCOUNT NUMBER	806-28217 G61
TAXPAYER NUMBER	On File
LAST STATEMENT	June 30, 2004

ACCOUNT EXECUTIVE SMALL CAP / BHN
TELEPHONE/EMAIL (212)371-4200/ bnahum@djgreene.com

What's In This Statement



DJG SMALL CAP FUND
ATTN: E STEPHEN WALSH
599 LEXINGTON AVENUE
12TH FLOOR
NEW YORK NY 10022-6030

Your Portfolio at a Glance

TOTAL VALUE OF SECURITIES THIS PERIOD	112,273,549
NET CREDIT BALANCE	393,382
MONEY MARKET FUND BALANCE	3,751,280
NET EQUITY THIS PERIOD	$116,418,211
NET EQUITY LAST STATEMENT	129,898,370
CHANGE SINCE LAST STATEMENT	-13,480,159

Market Value of Your Portfolio

Cash & Equivalent — $4,144,662
$9038197: $38591

Equities — $112,273,549
$120,898,764

Current market value
Last statement's market value
Short market value

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD July 1, 2004
THROUGH July 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT June 30, 2004

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
CASH BALANCE				393,382		
REICH & TANG SHORT TERM INCOME FUND INC US GOVT PORTF CL A	SGVXX	3,751,280.13	1.0000	3,751,280	15,755	0.4200
TOTAL CASH & CASH EQUIVALENTS				$4,144,662	$15,755	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ABERCROMBIE & FITCH CO-CL A	ANF	CASH	34,900	36.8800	1,287,112	17,450	1.3557
ALPHARMA INC-CL A	ALO	CASH	81,400	16.4400	1,338,216	14,652	1.0949
APPLIED FILMS CORP	AFCO	CASH	10,000	18.6500	186,500		
ARVINMERITOR INC	ARM	CASH	44,100	19.8700	876,267	17,640	2.0131
ALLETE INC	ALE	CASH	65,000	27.7200	1,801,800	73,450	4.0765
APPLERA CORP COM CELERA GENOMICS GROUP	CRA	CASH	216,200	11.7400	2,538,188		
ARRIS GROUP INC	ARRS	CASH	160,000	4.3950	703,200		
ASCENTIAL SOFTWARE CORPORATION NEW	ASCL	CASH	145,350	12.2800	1,784,898		
ACCELRYS INC	ACCL	CASH	145,500	7.6000	1,105,800		
ALLIANCE SEMICONDUCTOR CORP	ALSC	CASH	135,600	4.7300	641,388		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD July 1, 2004
THROUGH July 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT June 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
BEARINGPOINT INC	BE	CASH	232,400	8.2600	1,919,624		
BRINK'S COMPANY	BCO	CASH	79,000	32.3500	2,555,650	7,900	0.3091
CMS ENERGY CORP	CMS	CASH	113,100	9.0300	1,021,293		
COMMUNITY HEALTH SYSTEM INC NEW	CYH	CASH	70,400	24.6100	1,732,544		
CONSTAR INTERNATIONAL INC NEW	CNST	CASH	93,500	5.3000	495,550		
CROWN HOLDINGS INC	CCK	CASH	200,400	10.1400	2,032,056		
CNH GLOBAL N V NEW	CNH	CASH	103,860	19.7000	2,046,042	23,460	1.1466
CALGON CARBON CORP	CCC	CASH	212,000	6.3300	1,341,960	25,440	1.8957
ADOLPH COORS CO-CL B	RKY	CASH	27,500	68.7600	1,890,900	22,550	1.1926
CYTEC INDUSTRIES INC	CYT	CASH	89,300	46.6000	4,161,380	35,720	0.8584
DUANE READE INC	DRD	CASH	82,200	16.4700	1,353,834		
WTS DIME BANCORP INC NEW LITIGATION TRACKING EXP 11/22/2005	DIMEZ	CASH	655,700	0.1100	72,127		
E.PIPHANY INC	EPNY	CASH	132,500	4.0000	530,000		
EARTHLINK INC	ELNK	CASH	119,800	9.8700	1,182,426		
FAIRCHILD SEMICONDUCTOR INTL INC	FCS	CASH	168,300	14.6900	2,472,327		
FIRST AMERICAN CORP	FAF	CASH	122,200	26.8600	3,282,292	73,320	2.2338
GATX CORP	GMT	CASH	57,300	25.4800	1,460,004	45,840	3.1397

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD July 1, 2004
THROUGH July 30, 2004

ACCOUNT NUMBER 806-28217 G81
TAXPAYER NUMBER On File
LAST STATEMENT June 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
GENENCOR INTL INC	GCOR	CASH	91,600	16.4400	1,505,904		
GRUPO TMM S A SPONSORED ADR REPSTG SER A SHS	TMM	CASH	208,200	2.0300	422,646		
HOLLINGER INTERNATIONAL INC CL A	HLR	CASH	65,200	16.5500	1,079,060	13,040	1.2085
INFOCUS CORP	INFS	CASH	69,100	8.8600	612,226		
INTERNET SEC SYS INC	ISSX	CASH	136,000	15.3200	2,083,520		
HEALTH NET INC	HNT	CASH	143,600	24.1300	3,465,068		
HARRIS CORP-DEL	HRS	CASH	26,100	47.4800	1,239,228	10,440	0.8425
HEALTHSOUTH CORP	HLSH	CASH	324,200	5.4000	1,750,680		
HERCULES INC	HPC	CASH	161,100	11.8100	1,902,591		
IMC GLOBAL INC	IGL	CASH	83,600	13.6500	1,141,140		
JACUZZI BRANDS INC	JJZ	CASH	262,800	7.7200	2,028,816		
JO ANN STORES INC	JAS	CASH	31,000	26.5200	822,120		
KEYNOTE SYS INC	KEYN	CASH	107,300	13.1700	1,413,141		
KANSAS CITY SOUTHERN NEW	KSU	CASH	88,500	14.6200	1,293,870		
LEAPFROG ENTERPRISES INC	LF	CASH	79,400	19.8000	1,572,120		
LA Z BOY INC COM	LZB	CASH	43,700	17.2800	755,136	19,228	2.5463
MYRIAD GENETICS INC	MYGN	CASH	62,600	13.7000	857,620		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD July 1, 2004
THROUGH July 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT June 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
MAXWELL TECHNOLOGIES INC	MXWL	CASH	39,000	9.3100	363,090		
MAXTOR CORP (NEW)	MXO	CASH	303,100	4.6800	1,418,508		
MILACRON INC	MZ	CASH	222,100	3.6000	799,560		
MANITOWOC CO INC	MTW	CASH	39,800	33.9100	1,349,618	11,144	0.8257
MILLIPORE CORP	MIL	CASH	17,200	52.6900	906,268		
NATIONAL-OILWELL INC	NOI	CASH	63,100	33.4500	2,110,695		
NAVISTAR INTERNATIONAL CORP NEW	NAV	CASH	63,200	35.9500	2,272,040		
PAREXEL INTERNATIONAL CORP	PRXL	CASH	60,600	19.2100	1,164,126		
POLO RALPH LAUREN CORP-CL A	RL	CASH	53,400	32.9600	1,760,064	10,680	0.6068
QUANTA SERVICES INC	PWR	CASH	347,600	6.2800	2,182,928		
QUANTUM CORP DSSG COM	DSS	CASH	708,000	2.4400	1,727,520		
PATHMARK STORES INC NEW	PTMK	CASH	225,900	7.1400	1,612,926		
PEPSIAMERICAS INC	PAS	CASH	73,600	18.7700	1,381,472	22,080	1.5983
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	CASH	101,450	5.5300	561,019		
ORBITAL SCIENCES CORP	ORB	CASH	95,500	11.4500	1,093,475		
PALL CORP	PLL	CASH	107,900	23.1700	2,500,043	38,844	1.5537
PIER 1 IMPORTS INC	PIR	CASH	71,000	17.9300	1,273,030	28,400	2.2309
RADWARE LTD ORD	RDWR	CASH	57,800	17.8800	1,033,464		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD July 1, 2004
THROUGH July 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT June 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
RECKSON ASSOCIATES REALTY CORP	RA	CASH	15,100	27.7100	418,421	25,640	6.1278
RYDER SYSTEM INC	R	CASH	56,800	42.9000	2,436,720	34,080	1.3986
SYBRON DENTAL SPECIALTIES INC	SYD	CASH	55,800	26.9000	1,501,020		
SCHOLASTIC CORP	SCHL	CASH	41,700	27.5100	1,147,167		
TELEDYNE TECHNOLOGIES INC	TDY	CASH	115,500	21.6600	2,501,730		
TIBCO SOFTWARE INC	TIBX	CASH	313,600	7.0700	2,217,152		
TECUMSEH PRODUCTS CO-CL A NON-VTG	TECUA	CASH	28,700	40.8300	1,171,821	36,736	3.1349
TYSON FOODS INC-CL A	TSN	CASH	46,600	19.0600	888,196	7,456	0.8395
UTSTARCOM INC	UTSI	CASH	23,600	18.2600	430,936		
UNIFI INC	UFI	CASH	111,700	2.8600	319,462		
UNISYS CORP	UIS	CASH	176,200	10.2400	1,804,288		
UNITED INDUSTRIAL CORP	UIC	CASH	40,600	24.5100	995,106	16,240	1.6320
VISTEON CORP	VC	CASH	137,900	10.2800	1,417,612	33,096	2.3346
VALASSIS COMMUNICATIONS INC	VCI	CASH	41,200	29.2400	1,204,688		
WAVECOM SA SPONS ADR	WVCM	CASH	115,600	3.9000	450,840		
WABTEC CORP	WAB	CASH	115,400	18.2000	2,100,280	4,616	0.2198
Total Equities& Options					$112,273,549	$669,142	
TOTAL EQUITIES					$112,273,549	$669,142	

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD	July 31, 2004
THROUGH	August 31, 2004
ACCOUNT NUMBER	806-28217 G61
TAXPAYER NUMBER	On File
LAST STATEMENT	July 30, 2004

ACCOUNT EXECUTIVE SMALL CAP / BHN
TELEPHONE/EMAIL (212)371-4200 bnahum@djgreene.com

What's In This Statement



DJG SMALL CAP FUND
ATTN: E STEPHEN WALSH
599 LEXINGTON AVENUE
12TH FLOOR
NEW YORK NY 10022-6030

Your Portfolio at a Glance

TOTAL VALUE OF SECURITIES THIS PERIOD	111,694,601
NET CREDIT BALANCE	4,387
MONEY MARKET FUND BALANCE	4,120,625
NET EQUITY THIS PERIOD	$115,819,613
NET EQUITY LAST STATEMENT	116,418,211
CHANGE SINCE LAST STATEMENT	-598,598

Market Value of Your Portfolio

Cash & Equivalent — $4,125,012 / $4,144,662

Equities — $111,694,601 / $112,273,549

Current market value
Last statement's market value

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD July 31, 2004
THROUGH August 31, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT July 30, 2004

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
CASH BALANCE				4,387		
REICH & TANG SHORT TERM INCOME FUND INC US GOVT PORTF CL A	SGVXX	4,120,625.33	1.0000	4,120,625	23,488	0.5700
TOTAL CASH & CASH EQUIVALENTS				$4,125,012	$23,488	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ABERCROMBIE & FITCH CO-CL A	ANF	CASH	34,900	28.0000	977,200	17,450	1.7857
ALPHARMA INC-CL A	ALO	CASH	81,400	13.6700	1,112,738	14,652	1.3168
ARVINMERITOR INC	ARM	CASH	44,100	19.1000	842,310	17,640	2.0942
ALLETE INC	ALE	CASH	65,000	27.0600	1,758,900	73,450	4.1759
APPLERA CORP COM CELERA GENOMICS GROUP	CRA	CASH	216,200	10.7700	2,328,474		
ARRIS GROUP INC	ARRS	CASH	198,600	4.5600	905,616		
AQUILA INC NEW	ILA	CASH	106,600	2.9500	314,470		
ASCENTIAL SOFTWARE CORPORATION NEW	ASCL	CASH	166,450	12.9600	2,157,192		
ACCELRYS INC	ACCL	CASH	145,500	5.9000	858,450		
ADESA INC	KAR	CASH	2,100	17.5700	36,897		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD July 31, 2004
THROUGH August 31, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT July 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
GATX CORP	GMT	CASH	57,300	26.9700	1,545,381	45,840	2.9663
GENENCOR INTL INC	GCOR	CASH	91,600	15.9600	1,461,936		
GRUPO TMM S A SPONSORED ADR REPSTG SER A SHS	TMM	CASH	208,200	2.5000	520,500		
HOLLINGER INTERNATIONAL INC CL A	HLR	CASH	65,200	17.1000	1,114,920	13,040	1.1696
INFOCUS CORP	INFS	CASH	69,100	8.5600	591,496		
INTERNET SEC SYS INC	ISSX	CASH	136,000	14.3900	1,957,040		
HEALTH NET INC	HNT	CASH	143,600	25.9400	3,724,984		
HARRIS CORP-DEL	HRS	CASH	12,600	48.1600	606,816	6,048	0.9967
HEALTHSOUTH CORP	HLSH	CASH	324,200	5.4400	1,763,648		
HERCULES INC	HPC	CASH	161,100	13.7200	2,210,292		
IMC GLOBAL INC	IGL	CASH	83,600	15.9400	1,332,584		
JACUZZI BRANDS INC	JJZ	CASH	262,800	8.7000	2,286,360		
JO ANN STORES INC	JAS	CASH	32,500	26.6000	864,500		
KEYNOTE SYS INC	KEYN	CASH	107,300	13.4600	1,444,258		
KANSAS CITY SOUTHERN NEW	KSU	CASH	88,500	15.0000	1,327,500		
LEAPFROG ENTERPRISES INC	LF	CASH	79,400	19.7900	1,571,326		
LA Z BOY INC COM	LZB	CASH	43,700	15.4400	674,728	19,228	2.8497

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD July 31, 2004
THROUGH August 31, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT July 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ALLIANCE SEMICONDUCTOR CORP	ALSC	CASH	135,600	3.8200	517,992		
BEARINGPOINT INC	BE	CASH	281,300	8.0700	2,270,091		
BRINK'S COMPANY	BCO	CASH	96,800	28.8000	2,787,840	9,680	0.3472
CMS ENERGY CORP	CMS	CASH	113,100	9.6000	1,085,760		
CSK AUTO CORP	CAO	CASH	21,500	11.7400	252,410		
COMMUNITY HEALTH SYSTEM INC NEW	CYH	CASH	83,300	25.0000	2,082,500		
CONSTAR INTERNATIONAL INC NEW	CNST	CASH	93,500	5.3600	501,160		
CROWN HOLDINGS INC	CCK	CASH	200,400	9.7000	1,943,880		
CNH GLOBAL NV NEW	CNH	CASH	103,860	17.3700	1,804,048	23,763	1.3172
CALGON CARBON CORP	CCC	CASH	212,000	6.8500	1,452,200	25,440	1.7518
ADOLPH COORS CO-CL B	RKY	CASH	30,800	68.4900	2,109,492	25,256	1.1973
CYTEC INDUSTRIES INC	CYT	CASH	67,100	48.2400	3,236,904	26,840	0.8292
WTS DIME BANCORP INC NEW LITIGATION TRACKING EXP 11/22/2005	DIMEZ	CASH	655,700	0.1300	85,241		
E.PIPHANY INC	EPNY	CASH	146,300	3.9300	574,959		
EARTHLINK INC	ELNK	CASH	119,800	10.0100	1,199,198		
FAIRCHILD SEMICONDUCTOR INTL INC	FCS	CASH	168,300	12.3300	2,075,139		
FIRST AMERICAN CORP	FAF	CASH	124,000	28.9700	3,592,280	74,400	2.0711

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD July 31, 2004
THROUGH August 31, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT July 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
MYRIAD GENETICS INC	MYGN	CASH	62,600	16.2300	1,015,998		
MAXWELL TECHNOLOGIES INC	MXWL	CASH	39,000	9.5600	372,840		
MAXTOR CORP (NEW)	MXO	CASH	318,600	4.2000	1,338,120		
MILACRON INC	MZ	CASH	222,100	3.4000	755,140		
MANITOWOC CO INC	MTW	CASH	53,100	33.1600	1,760,796	14,868	0.8444
NATIONAL-OILWELL INC	NOI	CASH	51,300	29.9000	1,533,870		
NVIDIA CORP	NVDA	CASH	36,900	12.4600	459,774		
NAVISTAR INTERNATIONAL CORP NEW	NAV	CASH	63,200	35.7800	2,261,296		
PAREXEL INTERNATIONAL CORP	PRXL	CASH	70,600	19.2500	1,359,050		
POLO RALPH LAUREN CORP-CL A	RL	CASH	53,400	36.5300	1,950,702	10,680	0.5475
QUANTA SERVICES INC	PWR	CASH	347,600	6.4200	2,231,592		
QUANTUM CORP DSSGCOM	DSS	CASH	708,000	2.3500	1,663,800		
PATHMARK STORES INC NEW	PTMK	CASH	225,900	7.0800	1,599,372		
PEPSIAMERICAS INC	PAS	CASH	73,600	19.8400	1,460,224	22,080	1.5121
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	CASH	106,150	5.2600	558,349		
ORBITAL SCIENCES CORP	ORB	CASH	95,500	10.6700	1,018,985		
PALL CORP	PLL	CASH	111,300	24.3600	2,711,268	40,068	1.4778
PIER 1 IMPORTS INC	PIR	CASH	71,000	17.3500	1,231,850	28,400	2.3055

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD July 31, 2004
THROUGH August 31, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT July 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
RADWARE LTD ORD	RDWR	CASH	57,800	18.7500	1,083,750		
RECKSON ASSOCIATES REALTY CORP	RA	CASH	15,100	29.4000	443,940	25,640	5.7756
RYDER SYSTEM INC	R	CASH	56,800	43.8100	2,488,408	34,080	1.3696
SYBRON DENTAL SPECIALTIES INC	SYD	CASH	62,100	27.8800	1,731,348		
SCHOLASTIC CORP	SCHL	CASH	41,700	29.2500	1,219,725		
TELEDYNE TECHNOLOGIES INC	TDY	CASH	115,500	24.1500	2,789,325		
TIBCO SOFTWARE INC	TIBX	CASH	313,600	6.3200	1,981,952		
TECUMSEH PRODUCTS CO-CL A NON-VTG	TECUA	CASH	28,700	41.1500	1,181,005	36,736	3.1106
TYSON FOODS INC-CL A	TSN	CASH	46,600	16.4800	767,968	7,456	0.9709
UTSTARCOM INC	UTSI	CASH	77,700	15.4700	1,202,019		
UNIFI INC	UFI	CASH	111,700	1.9100	213,347		
UNISYS CORP	UIS	CASH	176,200	10.0400	1,769,048		
UNITED INDUSTRIAL CORP	UIC	CASH	29,100	30.0700	875,037	11,640	1.3302
VISTEON CORP	VC	CASH	137,900	9.3300	1,286,607	33,096	2.5723
VALASSIS COMMUNICATIONS INC	VCI	CASH	41,200	28.2600	1,164,312		
WAVECOM SA SPONS ADR	WVCM	CASH	132,700	3.7100	492,317		
WABTEC CORP	WAB	CASH	108,700	17.1100	1,859,857	4,348	0.2338
Total Equities & Options					$111,694,601	$661,819	
TOTAL EQUITIES					$111,694,601	$661,819	

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

ACCOUNT EXECUTIVE SMALL CAP / BHN
TELEPHONE/EMAIL (212)371-4200/ bnahum@djgreene.com

STATEMENT PERIOD	September 1, 2004
THROUGH	September 30, 2004
ACCOUNT NUMBER	806-28217 G61
TAXPAYER NUMBER	On File
LAST STATEMENT	August 31, 2004

What's In This Statement



DJG SMALL CAP FUND
ATTN: E STEPHEN WALSH
599 LEXINGTON AVENUE
12TH FLOOR
NEW YORK NY 10022-6030

Your Portfolio at a Glance

TOTAL VALUE OF SECURITIES THIS PERIOD	115,903,230
NET CREDIT BALANCE	4,552,532
MONEY MARKET FUND BALANCE	6,850,110
NET EQUITY THIS PERIOD	$127,305,872
NET EQUITY LAST STATEMENT	115,819,613
CHANGE SINCE LAST STATEMENT	11,486,259

Market Value of Your Portfolio

Cash & Equivalent — $11,402,642 / $4,125,012

Equities — $115,903,230 / $111,694,601

Current market value
Last statement's market value

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD September 1, 2004
THROUGH September 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT August 31, 2004

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
CASH BALANCE				4,552,532		
REICH & TANG SHORT TERM INCOME FUND INC US GOVT PORTF CL A	SGVXX	6,850,110	1.0000	6,850,110	51,376	0.7500
TOTAL CASH & CASH EQUIVALENTS				$11,402,642	$51,376	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ABERCROMBIE & FITCH CO-CL A	ANF	CASH	34,900	31.5000	1,099,350	17,450	1.5873
ALPHARMA INC-CL A	ALO	CASH	81,400	18.2900	1,488,806	14,652	0.9841
ARVINMERITOR INC	ARM	CASH	44,100	18.7500	826,875	17,640	2.1333
APPLERA CORP COM CELERA GENOMICS GROUP	CRA	CASH	216,200	11.6900	2,527,378		
ARRIS GROUP INC	ARRS	CASH	198,600	5.2200	1,036,692		
AQUILA INC NEW	ILA	CASH	106,600	3.1200	332,592		
ASCENTIAL SOFTWARE CORPORATION NEW	ASCL	CASH	166,450	13.4700	2,242,082		
ACCELRYS INC	ACCL	CASH	148,700	6.5200	969,524		
ADESA INC	KAR	CASH	67,100	16.4300	1,102,453		
ALLETE INC	ALE	CASH	21,666	32.5000	704,145	73,448	10.4308

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD	September 1, 2004
THROUGH	September 30, 2004
ACCOUNT NUMBER	806-28217 G61
TAXPAYER NUMBER	On File
LAST STATEMENT	August 31, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ALLIANCE SEMICONDUCTOR CORP	ALSC	CASH	150,300	3.4600	520,038		
BEARINGPOINT INC	BE	CASH	281,300	8.9400	2,514,822		
BRINK'S COMPANY	BCO	CASH	96,800	30.1700	2,920,456	9,680	0.3315
CMS ENERGY CORP	CMS	CASH	113,100	9.5200	1,076,712		
CSK AUTO CORP	CAO	CASH	34,700	13.3200	462,204		
COMMUNITY HEALTH SYSTEM INC NEW	CYH	CASH	83,300	26.6800	2,222,444		
CONSTAR INTERNATIONAL INC NEW	CNST	CASH	93,500	4.9500	462,825		
CROWN HOLDINGS INC	CCK	CASH	200,400	10.3100	2,066,124		
CNH GLOBAL N V NEW	CNH	CASH	103,860	19.5800	2,033,579	19,526	0.9602
CALGON CARBON CORP	CCC	CASH	212,000	7.2200	1,530,640	25,440	1.6620
ADOLPH COORS CO-CL B	RKY	CASH	30,800	67.9200	2,091,936	25,256	1.2073
CYTEC INDUSTRIES INC	CYT	CASH	67,100	48.9500	3,284,545	26,840	0.8172
WTS DIME BANCORP INC NEW LITIGATION TRACKING EXP 11/22/2005	DIMEZ	CASH	655,700	0.1400	91,798		
E.PIPHANY INC	EPNY	CASH	146,300	4.0300	589,589		
EARTHLINK INC	ELNK	CASH	119,800	10.3000	1,233,940		
FAIRCHILD SEMICONDUCTOR INTL INC	FCS	CASH	168,300	14.1700	2,384,811		
FIRST AMERICAN CORP	FAF	CASH	124,000	30.8300	3,822,920	74,400	1.9462

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD September 1, 2004
THROUGH September 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT August 31, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
GATX CORP	GMT	CASH	57,300	26.6600	1,527,618	45,840	3.0008
GENENCOR INTL INC	GCOR	CASH	91,600	16.0500	1,470,180		
GRUPO TMM S A SPONSORED ADR REPSTG SER A SHS	TMM	CASH	208,200	2.3700	493,434		
HOLLINGER INTERNATIONAL INC CL A	HLR	CASH	65,200	17.2900	1,127,308	13,040	1.1567
INFOCUS CORP	INFS	CASH	69,100	9.1600	632,956		
INTERNET SEC SYS INC	ISSX	CASH	136,000	17.0000	2,312,000		
HEALTH NET INC	HNT	CASH	143,600	24.7200	3,549,792		
HEALTHSOUTH CORP	HLSH	CASH	324,200	5.1000	1,653,420		
HERCULES INC	HPC	CASH	161,100	14.2500	2,295,675		
IMC GLOBAL INC	IGL	CASH	83,600	17.3900	1,453,804		
JACUZZI BRANDS INC	JJZ	CASH	262,800	9.3000	2,444,040		
JO ANN STORES INC	JAS	CASH	34,900	28.0400	978,596		
KEYNOTE SYS INC	KEYN	CASH	107,300	14.1600	1,519,368		
KANSAS CITY SOUTHERN NEW	KSU	CASH	88,500	15.1700	1,342,545		
LEAPFROG ENTERPRISES INC	LF	CASH	79,400	20.2500	1,607,850		
LA Z BOY INC COM	LZB	CASH	43,700	15.1800	663,366	19,228	2.8986
MYRIAD GENETICS INC	MYGN	CASH	62,600	17.1000	1,070,460		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD September 1, 2004
THROUGH September 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT August 31, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
MAXWELL TECHNOLOGIES INC	MXWL	CASH	39,000	10.3100	402,090		
MAXTOR CORP (NEW)	MXO	CASH	318,600	5.2000	1,656,720		
MILACRON INC	MZ	CASH	222,100	3.1200	692,952		
MANITOWOC CO INC	MTW	CASH	53,100	35.4600	1,882,926	14,868	0.7896
NATIONAL-OILWELL INC	NOI	CASH	51,300	32.8600	1,685,718		
NVIDIA CORP	NVDA	CASH	36,900	14.5200	535,788		
NAVISTAR INTERNATIONAL CORP NEW	NAV	CASH	63,200	37.1900	2,350,408		
PAREXEL INTERNATIONAL CORP	PRXL	CASH	70,600	19.6000	1,383,760		
POLO RALPH LAUREN CORP-CL A	RL	CASH	53,400	36.3700	1,942,158	10,680	0.5499
QUANTA SERVICES INC	PWR	CASH	347,600	6.0500	2,102,980		
QUANTUM CORP DSSG COM	DSS	CASH	708,000	2.3100	1,635,480		
PATHMARK STORES INC NEW	PTMK	CASH	236,600	4.8500	1,147,510		
PEPSIAMERICAS INC	PAS	CASH	73,600	19.1000	1,405,760	22,080	1.5707
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	CASH	110,550	4.9000	541,695		
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	MRGN	200	4.9000	980		
ORBITAL SCIENCES CORP	ORB	CASH	95,500	11.4200	1,090,610		
PALL CORP	PLL	CASH	111,300	24.4800	2,724,624	40,068	1.4706

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD September 1, 2004
THROUGH September 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT August 31, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
PIER 1 IMPORTS INC	PIR	CASH	71,000	18.0800	1,283,680	28,400	2.2124
RADWARE LTD ORD	RDWR	CASH	57,800	22.0000	1,271,600		
REDBACK NETWORKS INC	RBAK	CASH	8,000	5.2200	41,760		
RECKSON ASSOCIATES REALTY CORP	RA	CASH	15,100	28.7500	434,125	25,640	5.9061
RYDER SYSTEM INC	R	CASH	56,800	47.0400	2,671,872	34,080	1.2755
SYBRON DENTAL SPECIALTIES INC	SYD	CASH	62,100	29.6900	1,843,749		
SCHOLASTIC CORP	SCHL	CASH	41,700	30.8900	1,288,113		
TELEDYNE TECHNOLOGIES INC	TDY	CASH	115,500	25.0400	2,892,120		
TIBCO SOFTWARE INC	TIBX	CASH	313,600	8.5100	2,668,736		
TECUMSEH PRODUCTS CO-CL A NON-VTG	TECUA	CASH	28,700	41.8700	1,201,669	36,736	3.0571
TYSON FOODS INC-CL A	TSN	CASH	46,600	16.0200	746,532	7,456	0.9988
UTSTARCOM INC	UTSI	CASH	77,700	16.1100	1,251,747		
UNIFI INC	UFI	CASH	111,700	2.2800	254,676		
UNISYS CORP	UIS	CASH	176,200	10.3200	1,818,384		
UNITED INDUSTRIAL CORP	UIC	CASH	19,000	32.8900	624,910	7,600	1.2162
VISTEON CORP	VC	CASH	137,900	7.9900	1,101,821	33,096	3.0038
VALASSIS COMMUNICATIONS INC	VCI	CASH	41,200	29.5800	1,218,696		
WAVECOM SA SPONS ADR	WVCM	CASH	132,700	3.4800	461,796		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD	October 1, 2004
THROUGH	October 29, 2004
ACCOUNT NUMBER	806-28217 G61
TAXPAYER NUMBER	On File
LAST STATEMENT	September 30, 2004

ACCOUNT EXECUTIVE SMALL CAP / BHN
TELEPHONE/EMAIL (212)371-4200 bnahum@djgreene.com

What's In This Statement



DJG SMALL CAP FUND
ATTN: E STEPHEN WALSH
599 LEXINGTON AVENUE
12TH FLOOR
NEW YORK NY 10022-6030

Your Portfolio at a Glance

TOTAL VALUE OF SECURITIES THIS PERIOD*	120,868,477
MONEY MARKET FUND BALANCE	7,677,608
NET EQUITY THIS PERIOD	$128,546,085
NET EQUITY LAST STATEMENT	127,305,872
CHANGE SINCE LAST STATEMENT	1,240,213

*This portfolio includes one or more unpriced securities that are not reflected in the Total Value of Securities and the Net Equity This Period.

Market Value of Your Portfolio


Cash & Equivalent
$7,677,608
$11,402,642
Equities
$120,868,477
$115,903,230
Current market value
Last statement's market value

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD	October 1, 2004
THROUGH	October 29, 2004
ACCOUNT NUMBER	806-28217 G61
TAXPAYER NUMBER	On File
LAST STATEMENT	September 30, 2004

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
REICH & TANG SHORT TERM INCOME FUND INC US GOVT PORTF CL A	SGVXX	7,677,607.87	1.0000	7,677,608	62,956	0.8200
TOTAL CASH & CASH EQUIVALENTS				$7,677,608	$62,956	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ABERCROMBIE & FITCH CO-CL A	ANF	CASH	36,200	39.1800	1,418,316	18,100	1.2762
ALPHARMA INC-CL A	ALO	CASH	81,400	16.9500	1,379,730	14,652	1.0619
ALLIANCE GAMING CORPORATION	AGI	CASH	64,600	9.2500	597,550		
ARVINMERITOR INC	ARM	CASH	45,800	18.6600	854,628	18,320	2.1436
APPLERA CORP COM CELERA GENOMICS GROUP	CRA	CASH	224,500	12.8200	2,878,090		
ARRIS GROUP INC	ARRS	CASH	217,200	4.6500	1,009,980		
AQUILA INC NEW	ILA	CASH	112,800	3.1700	357,576		
ASCENTIAL SOFTWARE CORPORATION NEW	ASCL	CASH	172,850	14.0900	2,435,457		
ACCELRYS INC	ACCL	CASH	183,800	5.7600	1,058,688		
ADESA INC	KAR	CASH	73,600	20.1500	1,483,040	22,080	1.4888
ALLETE INC	ALE	CASH	22,466	33.9800	763,395	26,959	3.5315

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD October 1, 2004
THROUGH October 29, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT September 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ALLIANCE SEMICONDUCTOR CORP	ALSC	CASH	158,700	3.4500	547,515		
BEARINGPOINT INC	BE	CASH	292,100	8.7000	2,541,270		
BRINK'S COMPANY	BCO	CASH	96,800	32.1000	3,107,280	9,680	0.3115
CMS ENERGY CORP	CMS	CASH	167,800	9.3600	1,570,608		
CSK AUTO CORP	CAO	CASH	39,700	14.6400	581,208		
COMMUNITY HEALTH SYSTEM INC NEW	CYH	CASH	86,500	26.8200	2,319,930		
CONSTAR INTERNATIONAL INC NEW	CNST	CASH	97,100	5.4000	524,340		
CROWN HOLDINGS INC	CCK	CASH	200,400	11.3500	2,274,540		
CNH GLOBAL N V NEW	CNH	CASH	107,860	17.0500	1,839,013	20,278	1.1027
CALGON CARBON CORP	CCC	CASH	174,800	6.8800	1,202,624	20,976	1.7442
ADOLPH COORS CO-CL B	RKY	CASH	32,000	66.7000	2,134,400	26,240	1.2294
CYTEC INDUSTRIES INC	CYT	CASH	72,800	46.5100	3,385,928	29,120	0.8600
WTS DIME BANCORP INC NEW LITIGATION TRACKING EXP 11/22/2005	DIMEZ	CASH	681,000	0.1400	95,340		
E.PIPHANY INC	EPNY	CASH	151,900	4.3800	665,322		
EARTHLINK INC	ELNK	CASH	119,800	10.3300	1,237,534		
FAIRCHILD SEMICONDUCTOR INTL INC	FCS	CASH	174,800	14.3700	2,511,876		
FIRST AMERICAN CORP	FAF	CASH	124,000	31.1900	3,867,560	74,400	1.9237

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD October 1, 2004
THROUGH October 29, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT September 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
GATX CORP	GMT	CASH	59,500	27.2800	1,623,160	47,600	2.9326
GENENCOR INTL INC	GCOR	CASH	95,100	15.5250	1,476,428		
GRUPO TMM S A SPONSORED ADR REPSTG SER A SHS	TMM	CASH	216,200	2.4900	538,338		
HOLLINGER INTERNATIONAL INC CL A	HLR	CASH	67,700	17.8500	1,208,445	13,540	1.1204
INFOCUS CORP	INFS	CASH	102,000	6.4400	656,880		
INTERNET SEC SYS INC	ISSX	CASH	136,000	21.7600	2,959,360		
HEALTH NET INC	HNT	CASH	149,100	24.2600	3,617,166		
HEALTHSOUTH CORP	HLSH	CASH	336,700	5.4700	1,841,749		
HERCULES INC	HPC	CASH	161,100	14.2800	2,300,508		
JACUZZI BRANDS INC	JJZ	CASH	262,800	8.6500	2,273,220		
JO ANN STORES INC	JAS	CASH	45,400	24.6600	1,119,564		
KEYNOTE SYS INC	KEYN	CASH	112,300	14.0650	1,579,500		
KANSAS CITY SOUTHERN NEW	KSU	CASH	91,900	16.9500	1,557,705		
LEAPFROG ENTERPRISES INC	LF	CASH	96,100	12.2000	1,172,420		
LA Z BOY INC COM	LZB	CASH	68,100	13.1900	898,239	29,964	3.3359
MYRIAD GENETICS INC	MYGN	CASH	65,000	17.7200	1,151,800		
MAXWELL TECHNOLOGIES INC	MXWL	CASH	40,500	10.5500	427,275		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD October 1, 2004
THROUGH October 29, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT September 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
MAXTOR CORP (NEW)	MXO	CASH	419,000	2.9600	1,240,240		
MILACRON INC	MZ	CASH	230,700	2.7500	634,425		
MOSAIC CO	MOS	CASH	68,100	15.0400	1,024,224		
RTS MILACRON INC RIGHTS OFFERING EXP 11/22/2004	598709996	CASH	104,277	Unpriced			
MANITOWOC CO INC	MTW	CASH	53,100	35.3000	1,874,430	14,868	0.7932
NATIONAL-OILWELL INC	NOI	CASH	36,300	33.7100	1,223,673		
NVIDIA CORP	NVDA	CASH	36,900	14.4700	533,943		
NEIGHBORCARE INC	NCRX	CASH	2,200	25.6300	56,386		
NAVISTAR INTERNATIONAL CORP NEW	NAV	CASH	65,600	34.5500	2,266,480		
PAREXEL INTERNATIONAL CORP	PRXL	CASH	73,300	19.2500	1,411,025		
POLO RALPH LAUREN CORP-CL A	RL	CASH	55,500	36.9300	2,049,615	11,100	0.5416
QUANTA SERVICES INC	PWR	CASH	361,000	6.7200	2,425,920		
QUANTUM CORP DSSG COM	DSS	CASH	735,300	2.6800	1,970,604		
PATHMARK STORES INC NEW	PTMK	CASH	245,700	4.3100	1,058,967		
PEPSIAMERICAS INC	PAS	CASH	73,600	20.2500	1,490,400	22,080	1.4815
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	CASH	115,350	5.8400	673,644		
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	MRGN	200	5.8400	1,168		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD October 1, 2004
THROUGH October 29, 2004

ACCOUNT NUMBER 808-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT September 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ORBITAL SCIENCES CORP	ORB	CASH	95,500	10.3500	988,425		
PALL CORP	PLL	CASH	112,100	25.8600	2,898,906	40,356	1.3921
PIER 1 IMPORTS INC	PIR	CASH	73,700	17.9500	1,322,915	29,480	2.2284
RADWARE LTD ORD	RDWR	CASH	60,000	24.7000	1,482,000		
REDBACK NETWORKS INC	RBAK	CASH	112,400	4.5100	506,924		
RECKSON ASSOCIATES REALTY CORP	RA	CASH	15,700	30.3500	476,495	26,659	5.5948
RYDER SYSTEM INC	R	CASH	56,800	50.1000	2,845,680	34,080	1.1976
SYBRON DENTAL SPECIALTIES INC	SYD	CASH	64,500	32.5700	2,100,765		
SCHOLASTIC CORP	SCHL	CASH	43,300	30.3200	1,312,856		
TELEDYNE TECHNOLOGIES INC	TDY	CASH	110,300	25.5700	2,820,371		
TIBCO SOFTWARE INC	TIBX	CASH	274,400	9.7200	2,667,168		
TECUMSEH PRODUCTS CO-CL A NON-VTG	TECUA	CASH	29,800	43.2800	1,289,744	38,144	2.9575
TYSON FOODS INC-CL A	TSN	CASH	48,400	14.5000	701,800	7,744	1.1034
UTSTARCOM INC	UTSI	CASH	80,700	17.1200	1,381,584		
UNIFI INC	UFI	CASH	116,000	3.2500	377,000		
UNISYS CORP	UIS	CASH	183,000	10.6200	1,943,460		
VISTEON CORP	VC	CASH	143,200	7.1100	1,018,152	34,368	3.3755
VALASSIS COMMUNICATIONS INC	VCI	CASH	42,800	34.3800	1,471,464		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEA...
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD October 30, 2004
THROUGH November 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT October 29, 2004

ACCOUNT EXECUTIVE SMALL CAP / BHN
TELEPHONE/EMAIL (212)371-4200 bnahum@djgreene.com

What's In This Statement



DJG SMALL CAP FUND
ATTN: E STEPHEN WALSH
599 LEXINGTON AVENUE
12TH FLOOR
NEW YORK NY 10022-6030

BEST AVAILABLE COPY

Your Portfolio at a Glance

TOTAL VALUE OF SECURITIES THIS PERIOD	131,291,300
NET CREDIT BALANCE	238,913
MONEY MARKET FUND BALANCE	12,312,083
NET EQUITY THIS PERIOD	$143,842,296
NET EQUITY LAST STATEMENT	128,546,085
CHANGE SINCE LAST STATEMENT	15,296,211

Market Value of Your Portfolio

Cash & Equivalent
$12,550,996
$7,677,608
Equities
$131,291,300
$120,868,477
Current market value
Last statement's market value

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD October 30, 2004
THROUGH November 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT October 29, 2004

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
CASH BALANCE				238,913		
REICH & TANG SHORT TERM INCOME FUND INC US GOVT PORTF CL A	SGVXX	12,312,083.44	1.0000	12,312,083	135,433	1.1000
TOTAL CASH & CASH EQUIVALENTS				$12,550,996	$135,433	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ABERCROMBIE & FITCH CO-CL A	ANF	CASH	36,200	45.5500	1,648,910	18,100	1.0977
ALLIANCE GAMING CORPORATION	AGI	CASH	133,300	12.0900	1,611,597		
ARVINMERITOR INC	ARM	CASH	68,900	21.9500	1,512,355	27,560	1.8223
APPLERA CORP COM CELERA GENOMICS GROUP	CRA	CASH	224,500	14.0800	3,160,960		
ARRIS GROUP INC	ARRS	CASH	217,200	5.6900	1,235,868		
AQUILA INC NEW	ILA	CASH	112,800	3.5000	394,800		
ASCENTIAL SOFTWARE CORPORATION NEW	ASCL	CASH	254,650	13.6700	3,481,066		
ACCELRYS INC	ACCL	CASH	183,800	6.2600	1,150,588		
ADESA INC	KAR	CASH	73,600	19.9600	1,469,056	22,080	1.5030
ALLETE INC	ALE	CASH	22,466	36.4000	817,762	26,959	3.2967

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD October 30, 2004
THROUGH November 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT October 29, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ALLIANCE SEMICONDUCTOR CORP	ALSC	CASH	158,700	3.5000	555,450		
BEARINGPOINT INC	BE	CASH	306,100	8.7000	2,663,070		
BRINK'S COMPANY	BCO	CASH	96,800	38.6100	3,737,448	9,680	0.2590
CMS ENERGY CORP	CMS	CASH	167,800	10.2000	1,711,560		
CSK AUTO CORP	CAO	CASH	39,700	15.3400	608,998		
COMMUNITY HEALTH SYSTEM INC NEW	CYH	CASH	86,500	27.6500	2,391,725		
CENTERPOINT ENERGY INC	CNP	CASH	61,600	11.1600	687,456	24,640	3.5842
CONSTAR INTERNATIONAL INC NEW	CNST	CASH	101,200	6.0000	607,200		
CROWN HOLDINGS INC	CCK	CASH	200,400	12.8000	2,565,120		
CNH GLOBAL N V NEW	CNH	CASH	108,360	18.7400	2,030,666	20,372	1.0032
CALGON CARBON CORP	CCC	CASH	165,100	9.3500	1,543,685	19,812	1.2834
ADOLPH COORS CO-CL B	RKY	CASH	38,300	74.9000	2,868,670	31,406	1.0948
CYTEC INDUSTRIES INC	CYT	CASH	72,800	48.6100	3,538,808	29,120	0.8229
WTS DIME BANCORP INC NEW LITIGATION TRACKING EXP 11/22/2005	DIMEZ	CASH	681,000	0.1600	108,960		
E.PIPHANY INC	EPNY	CASH	173,500	4.5200	784,220		
EARTHLINK INC	ELNK	CASH	164,400	10.8400	1,782,096		
FAIRCHILD SEMICONDUCTOR INTL INC	FCS	CASH	174,800	15.3000	2,674,440		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD October 30, 2004
THROUGH November 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT October 29, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
FIRST AMERICAN CORP	FAF	CASH	124,000	32.9500	4,085,800	74,400	1.8209
GATX CORP	GMT	CASH	59,500	29.4400	1,751,680	47,600	2.7174
GENENCOR INTL INC	GCOR	CASH	95,100	16.2000	1,540,620		
GRUPO TMM S A SPONSORED ADR REPSTG SER A SHS	TMM	CASH	216,200	3.4900	754,538		
HOLLINGER INTERNATIONAL INC CL A	HLR	CASH	67,700	18.7300	1,268,021	13,540	1.0678
INFOCUS CORP	INFS	CASH	131,800	6.7000	883,060		
INTERNET SEC SYS INC	ISSX	CASH	76,300	24.2100	1,847,223		
HEALTH NET INC	HNT	CASH	151,300	27.2200	4,118,386		
HERCULES INC	HPC	CASH	161,100	14.9000	2,400,390		
INPUT/OUTPUT INC	IO	CASH	50,300	8.7700	441,131		
JACUZZI BRANDS INC	JJZ	CASH	262,800	9.3400	2,454,552		
JO ANN STORES INC	JAS	CASH	45,400	27.5200	1,249,408		
KEYNOTE SYS INC	KEYN	CASH	133,800	12.7300	1,703,274		
KANSAS CITY SOUTHERN NEW	KSU	CASH	91,900	17.0100	1,563,219		
LEAPFROG ENTERPRISES INC	LF	CASH	96,100	14.0000	1,345,400		
LA Z BOY INC COM	LZB	CASH	77,000	15.3500	1,181,950	33,880	2.8664
MYRIAD GENETICS INC	MYGN	CASH	65,000	19.2400	1,250,600		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD October 30, 2004
THROUGH November 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT October 29, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
MAXWELL TECHNOLOGIES INC	MXWL	CASH	40,500	10.7400	434,970		
MAXTOR CORP (NEW)	MXO	CASH	470,300	3.8200	1,796,546		
MILACRON INC	MZ	CASH	334,977	2.9900	1,001,581		
MAGELLAN HEALTH SERVICES INC	MGLN	CASH	12,100	35.6490	431,353		
MOSAIC CO	MOS	CASH	68,100	17.3800	1,183,578		
MANITOWOC CO INC	MTW	CASH	53,100	37.3500	1,983,285	14,868	0.7497
NATIONAL-OILWELL INC	NOI	CASH	36,300	36.2000	1,314,060		
NVIDIA CORP	NVDA	CASH	29,500	19.1300	564,335		
NEIGHBORCARE INC	NCRX	CASH	2,200	28.0900	61,798		
NAVISTAR INTERNATIONAL CORP NEW	NAV	CASH	65,600	41.1500	2,699,440		
PAREXEL INTERNATIONAL CORP	PRXL	CASH	73,300	20.6300	1,512,179		
POLO RALPH LAUREN CORP-CL A	RL	CASH	55,500	39.3900	2,186,145	11,100	0.5077
QUANTA SERVICES INC	PWR	CASH	361,000	7.7100	2,783,310		
QUANTUM CORP DSSG COM	DSS	CASH	735,300	2.8600	2,102,958		
PATHMARK STORES INC NEW	PTMK	CASH	245,700	5.5100	1,353,807		
PEPSIAMERICAS INC	PAS	CASH	73,600	21.1100	1,553,696	22,080	1.4211
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	CASH	120,950	5.7900	700,301		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD October 30, 2004
THROUGH November 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT October 29, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	MRGN	200	5.7900	1,158		
ORBITAL SCIENCES CORP	ORB	CASH	95,500	13.0000	1,241,500		
PALL CORP	PLL	CASH	112,100	27.0900	3,036,789	40,356	1.3289
PIER 1 IMPORTS INC	PIR	CASH	73,700	18.2400	1,344,288	29,480	2.1930
RADWARE LTD ORD	RDWR	CASH	39,200	25.4100	996,072		
REDBACK NETWORKS INC	RBAK	CASH	127,400	4.8000	611,520		
RECKSON ASSOCIATES REALTY CORP	RA	CASH	15,700	32.3800	508,366	26,659	5.2441
RYDER SYSTEM INC	R	CASH	38,600	53.6400	2,070,504	23,160	1.1186
SYBRON DENTAL SPECIALTIES INC	SYD	CASH	64,500	34.2400	2,208,480		
SCHOLASTIC CORP	SCHL	CASH	43,300	32.9400	1,426,302		
TELEDYNE TECHNOLOGIES INC	TDY	CASH	71,600	29.7000	2,126,520		
TIBCO SOFTWARE INC	TIBX	CASH	201,400	11.5000	2,316,100		
TECUMSEH PRODUCTS CO-CL A NON-VTG	TECUA	CASH	35,300	45.7900	1,616,387	45,184	2.7954
TYSON FOODS INC-CL A	TSN	CASH	48,400	16.3900	793,276	7,744	0.9762
UTSTARCOM INC	UTSI	CASH	80,700	19.5400	1,576,878		
UNIFI INC	UFI	CASH	116,000	3.7200	431,520		
UNISYS CORP	UIS	CASH	212,500	11.4900	2,441,625		
VISTEON CORP	VC	CASH	174,500	8.4600	1,476,270	41,880	2.8369

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD	December 1, 2004
THROUGH	December 31, 2004
ACCOUNT NUMBER	806-28217 G61
TAXPAYER NUMBER	On File
LAST STATEMENT	November 30, 2004

ACCOUNT EXECUTIVE SMALL CAP / BHN
TELEPHONE/EMAIL (212)371-4200 bnahum@djgreene.com

What's In This Statement

DJG SMALL CAP FUND
ATTN: E STEPHEN WALSH
599 LEXINGTON AVENUE
12TH FLOOR
NEW YORK NY 10022-6030

Your Portfolio at a Glance

TOTAL VALUE OF SECURITIES THIS PERIOD	138,561,160
NET CREDIT BALANCE	100,139
MONEY MARKET FUND BALANCE	3,978,037
NET EQUITY THIS PERIOD	$142,639,336
NET EQUITY LAST STATEMENT	143,842,296
CHANGE SINCE LAST STATEMENT	-1,202,960

Market Value of Your Portfolio

Cash & Equivalent
$4,078,176
$12,550,996
Equities
$138,561,160
$131,291,300
Current market value
Last statement's market value

Important Message

If any information regarding 2004 interest, dividends, miscellaneous income, gross proceeds or original issue discount is required to be reported to the IRS for this account, a Consolidated Form 1099 will be mailed to you by January 31, 2005 or a 1042S by March 15, 2005.

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD December 1, 2004
THROUGH December 31, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT November 30, 2004

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
CASH BALANCE				100,139		
REICH & TANG SHORT TERM INCOME FUND INC US GOVT PORTF CL A	SGVXX	3,978,036.84	1.0000	3,978,037	52,112	1.3100
TOTAL CASH & CASH EQUIVALENTS				$4,078,176	$52,112	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ABERCROMBIE & FITCH CO-CL A	ANF	CASH	36,200	46.9500	1,699,590	18,100	1.0650
ALLIANCE GAMING CORPORATION	AGI	CASH	133,300	13.8100	1,840,873		
ARVINMERITOR INC	ARM	CASH	80,800	22.3700	1,807,496	32,320	1.7881
APPLERA CORP COM CELERA GENOMICS GROUP	CRA	CASH	224,500	13.7500	3,086,875		
ARRIS GROUP INC	ARRS	CASH	231,600	7.0400	1,630,464		
AQUILA INC NEW	ILA	CASH	112,800	3.6900	416,232		
ASCENTIAL SOFTWARE CORPORATION NEW	ASCL	CASH	262,550	16.3100	4,282,191		
ACCELRYS INC	ACCL	CASH	183,800	7.8000	1,433,640		
ADESA INC	KAR	CASH	73,600	21.2200	1,561,792	22,080	1.4138
ALLETE INC	ALE	CASH	22,466	36.7500	825,626	26,959	3.2653

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD December 1, 2004
THROUGH December 31, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT November 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ALLIANCE SEMICONDUCTOR CORP	ALSC	CASH	158,700	3.7000	587,190		
BEARINGPOINT INC	BE	CASH	380,800	8.0300	3,057,824		
BRINK'S COMPANY	BCO	CASH	63,800	39.5200	2,521,376	6,380	0.2530
CMS ENERGY CORP	CMS	CASH	167,800	10.4500	1,753,510		
CSK AUTO CORP	CAO	CASH	39,700	16.7400	664,578		
COMMUNITY HEALTH SYSTEM INC NEW	CYH	CASH	86,500	27.8800	2,411,620		
CENTERPOINT ENERGY INC	CNP	CASH	129,000	11.3000	1,457,700	51,600	3.5398
CONSTAR INTERNATIONAL INC NEW	CNST	CASH	101,200	7.7200	781,264		
CROWN HOLDINGS INC	CCK	CASH	200,400	13.7400	2,753,496		
CNH GLOBAL N V NEW	CNH	CASH	109,360	19.3700	2,118,303	20,560	0.9706
CALGON CARBON CORP	CCC	CASH	165,100	9.0800	1,499,108	19,812	1.3216
ADOLPH COORS CO-CL B	RKY	CASH	38,300	75.6700	2,898,161	31,406	1.0837
CYTEC INDUSTRIES INC	CYT	CASH	72,800	51.4200	3,743,376	29,120	0.7779
WTS DIME BANCORP INC NEW LITIGATION TRACKING EXP 11/22/2005	DIMEZ	CASH	681,000	0.1900	129,390		
E.PIPHANY INC	EPNY	CASH	205,600	4.8300	993,048		
EARTHLINK INC	ELNK	CASH	164,400	11.5200	1,893,888		
EXIDE TECHNOLOGIES NEW	XIDE	CASH	12,700	13.7800	175,006		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD December 1, 2004
THROUGH December 31, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT November 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
FAIRCHILD SEMICONDUCTOR INTL INC	FCS	CASH	196,400	16.2600	3,193,464		
FIRST AMERICAN CORP	FAF	CASH	124,000	35.1400	4,357,360	74,400	1.7075
GATX CORP	GMT	CASH	59,500	29.5600	1,758,820	47,600	2.7064
GENENCOR INTL INC	GCOR	CASH	95,100	16.4000	1,559,640		
GRUPO TMM S A SPONSORED ADR REPSTG SER A SHS	TMM	CASH	216,200	3.6600	791,292		
HOLLINGER INTERNATIONAL INC CL A	HLR	CASH	67,700	15.6800	1,061,536	13,540	1.2755
INFOCUS CORP	INFS	CASH	132,300	9.1600	1,211,868		
INTERNET SEC SYS INC	ISSX	CASH	28,600	23.2500	664,950		
HEALTH NET INC	HNT	CASH	151,300	28.8700	4,368,031		
HERCULES INC	HPC	CASH	161,100	14.8500	2,392,335		
INPUT/OUTPUT INC	IO	CASH	50,300	8.8400	444,652		
JACUZZI BRANDS INC	JJZ	CASH	262,800	8.7000	2,286,360		
JO ANN STORES INC	JAS	CASH	52,600	27.5400	1,448,604		
KEYNOTE SYS INC	KEYN	CASH	133,800	13.9200	1,862,496		
KANSAS CITY SOUTHERN NEW	KSU	CASH	91,900	17.7300	1,629,387		
LEAPFROG ENTERPRISES INC	LF	CASH	113,600	13.6000	1,544,960		
LA Z BOY INC COM	LZB	CASH	77,000	15.3700	1,183,490	33,880	2.8627

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD December 1, 2004
THROUGH December 31, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT November 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
MYRIAD GENETICS INC	MYGN	CASH	65,000	22.5100	1,463,150		
MAXWELL TECHNOLOGIES INC	MXWL	CASH	40,500	10.1400	410,670		
MAXTOR CORP (NEW)	MXO	CASH	470,300	5.3000	2,492,590		
MILACRON INC	MZ	CASH	334,977	3.3900	1,135,572		
MAGELLAN HEALTH SERVICES INC	MGLN	CASH	12,100	34.1600	413,336		
MOSAIC CO	MOS	CASH	68,100	16.3200	1,111,392		
MANITOWOC CO INC	MTW	CASH	67,400	37.6500	2,537,610	18,872	0.7437
NATIONAL-OILWELL INC	NOI	CASH	36,300	35.2900	1,281,027		
NVIDIA CORP	NVDA	CASH	20,000	23.5600	471,200		
NEIGHBORCARE INC	NCRX	CASH	2,200	30.7200	67,584		
NAVISTAR INTERNATIONAL CORP NEW	NAV	CASH	68,800	43.9800	3,025,824		
PAREXEL INTERNATIONAL CORP	PRXL	CASH	73,300	20.3000	1,487,990		
POLO RALPH LAUREN CORP-CL A	RL	CASH	55,500	42.6000	2,364,300	11,100	0.4695
QUANTA SERVICES INC	PWR	CASH	361,000	8.0000	2,888,000		
QUANTUM CORP DSSGCOM	DSS	CASH	785,800	2.6200	2,058,796		
PATHMARK STORES INC NEW	PTMK	CASH	245,700	5.8100	1,427,517		
PEPSIAMERICAS INC	PAS	CASH	73,600	21.2400	1,563,264	22,080	1.4124
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	CASH	120,950	5.9900	724,491		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD December 1, 2004
THROUGH December 31, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT November 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	MRGN	200	5.9900	1,198		
ORBITAL SCIENCES CORP	ORB	CASH	95,500	11.8300	1,129,765		
PALL CORP	PLL	CASH	115,300	28.9500	3,337,935	41,508	1.2435
PIER 1 IMPORTS INC	PIR	CASH	73,700	19.7000	1,451,890	29,480	2.0305
RADWARE LTD ORD	RDWR	CASH	39,200	26.1300	1,024,296		
REDBACK NETWORKS INC	RBAK	CASH	127,400	5.3600	682,864		
RECKSON ASSOCIATES REALTY CORP	RA	CASH	15,700	32.8100	515,117	26,659	5.1753
RYDER SYSTEM INC	R	CASH	41,700	47.7700	1,992,009	25,020	1.2560
SYBRON DENTAL SPECIALTIES INC	SYD	CASH	64,500	35.3800	2,282,010		
SCHOLASTIC CORP	SCHL	CASH	43,300	36.9600	1,600,368		
TELEDYNE TECHNOLOGIES INC	TDY	CASH	61,900	29.4300	1,821,717		
TIBCO SOFTWARE INC	TIBX	CASH	193,100	13.3400	2,575,954		
TECUMSEH PRODUCTS CO-CL A NON-VTG	TECUA	CASH	39,000	47.8000	1,864,200	49,920	2.6778
TYSON FOODS INC-CL A	TSN	CASH	48,400	18.4000	890,560	7,744	0.8696
UTSTARCOM INC	UTSI	CASH	86,200	22.1500	1,909,330		
UNIFI INC	UFI	CASH	116,000	3.8300	444,280		
UNISYS CORP	UIS	CASH	223,800	10.1800	2,278,284		
VISTEON CORP	VC	CASH	174,500	9.7700	1,704,865	41,880	2.4565

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD	January 1, 2005
THROUGH	January 31, 2005
ACCOUNT NUMBER	806-28217 G61
TAXPAYER NUMBER	On File
LAST STATEMENT	December 31, 2004

ACCOUNT EXECUTIVE SMALL CAP / BHN
TELEPHONE/EMAIL (212)371-4200/ bnahum@djgreene.com

What's In This Statement

DJG SMALL CAP FUND
ATTN: E STEPHEN WALSH
599 LEXINGTON AVENUE
12TH FLOOR
NEW YORK NY 10022-6030

Your Portfolio at a Glance

TOTAL VALUE OF SECURITIES THIS PERIOD	132,471,370
MONEY MARKET FUND BALANCE	5,456,566
NET EQUITY THIS PERIOD	$137,927,936
NET EQUITY LAST STATEMENT	142,639,336
CHANGE SINCE LAST STATEMENT	-4,711,400

Market Value of Your Portfolio



Cash & Equivalent
$5,456,566
$4,078,176
Equities
$132,471,370
$138,561,160
Current market value
Last statement's market value

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD	January 1, 2005
THROUGH	January 31, 2005
ACCOUNT NUMBER	806-28217 G61
TAXPAYER NUMBER	On File
LAST STATEMENT	December 31, 2004

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
REICH & TANG SHORT TERM INCOME FUND INC US GOVT PORTF CL A	SGVXX	5,456,566.07	1.0000	5,456,566	71,481	1.3100
TOTAL CASH & CASH EQUIVALENTS				$5,456,566	$71,481	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ABERCROMBIE & FITCH CO-CL A	ANF	CASH	36,200	50.1200	1,814,344	18,100	0.9976
ALLIANCE GAMING CORPORATION	AGI	CASH	133,300	9.9700	1,329,001		
ARVINMERITOR INC	ARM	CASH	80,800	19.0400	1,538,432	32,320	2.1008
APPLERA CORP COM CELERA GENOMICS GROUP	CRA	CASH	224,500	13.2700	2,979,115		
ARRIS GROUP INC	ARRS	CASH	231,600	6.1900	1,433,604		
AQUILA INC NEW	ILA	CASH	112,800	3.7000	417,360		
ASCENTIAL SOFTWARE CORPORATION NEW	ASCL	CASH	262,550	14.3100	3,757,091		
ACCELRYS INC	ACCL	CASH	183,800	5.6700	1,042,146		
ADESA INC	KAR	CASH	73,600	20.6700	1,521,312	22,080	1.4514
ALLETE INC	ALE	CASH	22,466	41.3700	929,418	26,959	2.9006
ALLIANCE SEMICONDUCTOR CORP	ALSC	CASH	158,700	3.0000	476,100		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD January 1, 2005
THROUGH January 31, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT December 31, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
BEARINGPOINT INC	BE	CASH	380,800	7.8900	3,004,512		
BRINK'S COMPANY	BCO	CASH	63,800	35.4100	2,259,158	6,380	0.2824
CMS ENERGY CORP	CMS	CASH	167,800	10.5300	1,766,934		
CSK AUTO CORP	CAO	CASH	39,700	15.7700	626,069		
COMMUNITY HEALTH SYSTEM INC NEW	CYH	CASH	86,500	28.9800	2,506,770		
CENTERPOINT ENERGY INC	CNP	CASH	129,000	11.2500	1,451,250	51,600	3.5556
CONSTAR INTERNATIONAL INC NEW	CNST	CASH	101,200	7.0900	717,508		
CROWN HOLDINGS INC	CCK	CASH	200,400	13.4900	2,703,396		
CNH GLOBAL NV NEW	CNH	CASH	109,360	18.5500	2,028,628	20,560	1.0135
CALGON CARBON CORP	CCC	CASH	165,100	9.2000	1,518,920	19,812	1.3043
ADOLPH COORS CO-CL B	RKY	CASH	38,300	74.6000	2,857,180	31,406	1.0992
CYTEC INDUSTRIES INC	CYT	CASH	72,800	51.0000	3,712,800	29,120	0.7843
WTS DIME BANCORP INC NEW LITIGATION TRACKING EXP 11/22/2005	DIMEZ	CASH	681,000	0.1800	122,580		
E.PIPHANY INC	EPNY	CASH	205,600	4.2900	882,024		
EARTHLINK INC	ELNK	CASH	164,400	10.0300	1,648,932		
EXIDE TECHNOLOGIES NEW	XIDE	CASH	106,900	12.8000	1,368,320		
FAIRCHILD SEMICONDUCTOR INTL INC	FCS	CASH	196,400	14.2700	2,802,628		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD	January 1, 2005
THROUGH	January 31, 2005
ACCOUNT NUMBER	806-28217 G61
TAXPAYER NUMBER	On File
LAST STATEMENT	December 31, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
FIRST AMERICAN CORP	FAF	CASH	124,000	36.9800	4,585,520	74,400	1.6225
GATX CORP	GMT	CASH	59,500	29.7800	1,771,910	47,600	2.6864
GENENCOR INTL INC	GCOR	CASH	95,100	19.0600	1,812,606		
GRUPO TMM S A SPONSORED ADR REPSTG SER A SHS	TMM	CASH	216,200	3.2600	704,812		
HOLLINGER INTERNATIONAL INC CL A	HLR	CASH	38,300	14.5700	558,031	7,660	1.3727
INFOCUS CORP	INFS	CASH	132,300	7.3500	972,405		
INTERNET SEC SYS INC	ISSX	CASH	28,600	22.3500	639,210		
HEALTH NET INC	HNT	CASH	151,300	29.0900	4,401,317		
HERCULES INC	HPC	CASH	161,100	14.5100	2,337,561		
INPUT/OUTPUT INC	IO	CASH	93,400	6.3000	588,420		
JACUZZI BRANDS INC	JJZ	CASH	262,800	10.1000	2,654,280		
JO ANN STORES INC	JAS	CASH	54,400	27.4100	1,491,104		
KEYNOTE SYS INC	KEYN	CASH	133,800	12.4700	1,668,486		
KANSAS CITY SOUTHERN NEW	KSU	CASH	91,900	17.4600	1,604,574		
LEAPFROG ENTERPRISES INC	LF	CASH	113,600	13.2500	1,505,200		
LA Z BOY INC COM	LZB	CASH	77,000	13.9400	1,073,380	33,880	3.1564
MYRIAD GENETICS INC	MYGN	CASH	41,200	24.7600	1,020,112		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD January 1, 2005
THROUGH January 31, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT December 31, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
MAXWELL TECHNOLOGIES INC	MXWL	CASH	40,500	10.1500	411,075		
MAXTOR CORP (NEW)	MXO	CASH	470,300	4.7300	2,224,519		
MILACRON INC	MZ	CASH	334,977	3.1700	1,061,877		
MAGELLAN HEALTH SERVICES INC	MGLN	CASH	12,100	37.1400	449,394		
MOSAIC CO	MOS	CASH	68,100	16.5000	1,123,650		
MANITOWOC CO INC	MTW	CASH	67,400	36.4000	2,453,360	18,872	0.7692
NATIONAL-OILWELL INC	NOI	CASH	36,300	36.8800	1,338,744		
NAVISTAR INTERNATIONAL CORP NEW	NAV	CASH	68,800	38.9200	2,677,696		
PAREXEL INTERNATIONAL CORP	PRXL	CASH	73,300	23.7200	1,738,676		
POLO RALPH LAUREN CORP-CL A	RL	CASH	55,500	38.9500	2,161,725	11,100	0.5135
QUANTA SERVICES INC	PWR	CASH	361,000	7.4800	2,700,280		
QUANTUM CORP DSSG COM	DSS	CASH	786,400	2.9700	2,335,608		
PATHMARK STORES INC NEW	PTMK	CASH	211,000	4.7400	1,000,140		
PEPSIAMERICAS INC	PAS	CASH	73,600	21.2500	1,564,000	22,080	1.4118
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	CASH	120,950	5.4000	653,130		
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	MRGN	200	5.4000	1,080		
OFFICEMAX INCORPORATED	OMX	CASH	40,400	29.5100	1,192,204	24,240	2.0332

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD January 1, 2005
THROUGH January 31, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT December 31, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ORBITAL SCIENCES CORP	ORB	CASH	95,500	10.1600	970,280		
PALL CORP	PLL	CASH	115,300	26.9300	3,105,029	46,120	1.4853
PIER 1 IMPORTS INC	PIR	CASH	73,700	17.7100	1,305,227	29,480	2.2586
RADWARE LTD ORD	RDWR	CASH	39,200	24.3900	956,088		
REDBACK NETWORKS INC	RBAK	CASH	113,000	6.8200	770,660		
RYDER SYSTEM INC	R	CASH	45,500	45.5500	2,072,525	27,300	1.3172
SYBRON DENTAL SPECIALTIES INC	SYD	CASH	64,500	37.7600	2,435,520		
SCHOLASTIC CORP	SCHL	CASH	43,300	34.2500	1,483,025		
TELEDYNE TECHNOLOGIES INC	TDY	CASH	61,900	30.0700	1,861,333		
TIBCO SOFTWARE INC	TIBX	CASH	170,700	10.9900	1,875,993		
TECUMSEH PRODUCTS CO-CL A NON-VTG	TECUA	CASH	41,200	40.6300	1,673,956	52,736	3.1504
TYSON FOODS INC-CL A	TSN	CASH	48,400	17.1700	831,028	7,744	0.9319
UTSTARCOM INC	UTSI	CASH	89,000	16.4300	1,462,270		
UNIFI INC	UFI	CASH	116,000	3.3100	383,960		
UNISYS CORP	UIS	CASH	223,800	7.8500	1,756,830		
VISTEON CORP	VC	CASH	174,500	7.4200	1,294,790	41,880	3.2345
VALASSIS COMMUNICATIONS INC	VCI	CASH	42,800	33.9500	1,453,060		
WAVECOM SA SPONS ADR	WVCM	CASH	137,800	6.5800	906,724		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD	February 1, 2005
THROUGH	February 28, 2005
ACCOUNT NUMBER	806-28217 G61
TAXPAYER NUMBER	On File
LAST STATEMENT	January 31, 2005

ACCOUNT EXECUTIVE SMALL CAP / BHN
TELEPHONE/EMAIL (212)371-4200/ bnahum@djgreene.com

What's In This Statement



DJG SMALL CAP FUND
ATTN: E STEPHEN WALSH
599 LEXINGTON AVENUE
12TH FLOOR
NEW YORK NY 10022-6030

Your Portfolio at a Glance

TOTAL VALUE OF SECURITIES THIS PERIOD	141,246,798
NET CREDIT BALANCE	761
MONEY MARKET FUND BALANCE	8,150,403
NET EQUITY THIS PERIOD	$149,397,962
NET EQUITY LAST STATEMENT	137,927,936
CHANGE SINCE LAST STATEMENT	11,470,026

Market Value of Your Portfolio



Cash & Equivalent
$8,151,164
$5,456,566
Equities
$141,246,798
$132,471,370
Current market value
Last statement's market value

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD February 1, 2005
THROUGH February 28, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT January 31, 2005

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
CASH BALANCE				761		
REICH & TANG SHORT TERM INCOME FUND INC US GOVT PORTF CL A	SGVXX	8,150,403.48	1.0000	8,150,403	128,776	1.5800
TOTAL CASH & CASH EQUIVALENTS				$8,151,164	$128,776	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ABERCROMBIE & FITCH CO-CL A	ANF	CASH	25,600	53.7000	1,374,720	12,800	0.9311
ALLIANCE GAMING CORPORATION	AGI	CASH	143,700	11.1000	1,595,070		
ARVINMERITOR INC	ARM	CASH	86,900	16.8600	1,465,134	34,760	2.3725
APPLERA CORP COM CELERA GENOMICS GROUP	CRA	CASH	241,400	11.1100	2,681,954		
ARRIS GROUP INC	ARRS	CASH	249,000	6.3500	1,581,150		
AQUILA INC NEW	ILA	CASH	112,800	3.5700	402,696		
ASCENTIAL SOFTWARE CORPORATION NEW	ASCL	CASH	282,250	15.5100	4,377,698		
ACCELRYS INC	ACCL	CASH	200,900	5.3400	1,072,806		
ADESA INC	KAR	CASH	73,600	22.5700	1,661,152	22,080	1.3292
ALLETE INC	ALE	CASH	36,566	39.6800	1,450,939	43,879	3.0242

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD February 1, 2005
THROUGH February 28, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT January 31, 2005

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ALLIANCE SEMICONDUCTOR CORP	ALSC	CASH	170,600	2.6900	458,914		
BEARINGPOINT INC	BE	CASH	409,400	7.8600	3,217,884		
BRINK'S COMPANY	BCO	CASH	63,800	34.6600	2,211,308	6,380	0.2885
CMS ENERGY CORP	CMS	CASH	180,400	12.1400	2,190,056		
CSK AUTO CORP	CAO	CASH	39,700	15.9000	631,230		
COMMUNITY HEALTH SYSTEM INC NEW	CYH	CASH	86,500	32.3700	2,800,005		
CENTERPOINT ENERGY INC	CNP	CASH	138,700	11.9800	1,661,626	55,480	3.3389
CONSTAR INTERNATIONAL INC NEW	CNST	CASH	122,200	7.0100	856,622		
CROWN HOLDINGS INC	CCK	CASH	215,400	16.4500	3,543,330		
CNH GLOBAL N V NEW	CNH	CASH	133,660	18.1400	2,424,592	25,128	1.0364
CALGON CARBON CORP	CCC	CASH	165,100	8.7300	1,441,323	19,812	1.3746
CYTEC INDUSTRIES INC	CYT	CASH	79,600	50.5300	4,022,188	31,840	0.7916
WTS DIME BANCORP INC NEW LITIGATION TRACKING EXP 11/22/2005	DIMEZ	CASH	732,100	0.1500	109,815		
E.PIPHANY INC	EPNY	CASH	221,000	3.4700	766,870		
EARTHLINK INC	ELNK	CASH	176,700	8.7300	1,542,591		
EXIDE TECHNOLOGIES NEW	XIDE	CASH	114,900	14.7500	1,694,775		
FAIRCHILD SEMICONDUCTOR INTL INC	FCS	CASH	196,400	16.5200	3,244,528		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD February 1, 2005
THROUGH February 28, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT January 31, 2005

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
FOUNDRY NETWORKS INC	FDRY	CASH	72,100	10.3700	747,677		
FIRST AMERICAN CORP	FAF	CASH	124,000	36.5500	4,532,200	89,280	1.9699
GATX CORP	GMT	CASH	59,500	29.9800	1,783,810	47,600	2.6684
GENENCOR INTL INC	GCOR	CASH	95,100	19.2400	1,829,724		
GRUPO TMM S A SPONSORED ADR REPSTG SER A SHS	TMM	CASH	216,200	3.4000	735,080		
HOLLINGER INTERNATIONAL INC CL A	HLR	CASH	28,100	11.5000	323,150	5,620	1.7391
INFOCUS CORP	INFS	CASH	142,200	6.4000	910,080		
INTERNET SEC SYS INC	ISSX	CASH	28,600	20.0800	574,288		
HEALTH NET INC	HNT	CASH	151,300	29.9000	4,523,870		
HERCULES INC	HPC	CASH	161,100	14.3400	2,310,174		
INPUT/OUTPUT INC	IO	CASH	121,900	7.3800	899,622		
JACUZZI BRANDS INC	JJZ	CASH	282,500	10.3000	2,909,750		
JO ANN STORES INC	JAS	CASH	58,500	30.0600	1,758,510		
KEYNOTE SYS INC	KEYN	CASH	143,800	11.9000	1,711,220		
KANSAS CITY SOUTHERN NEW	KSU	CASH	91,900	19.6200	1,803,078		
LEAPFROG ENTERPRISES INC	LF	CASH	122,100	10.5000	1,282,050		
LA Z BOY INC COM	LZB	CASH	82,800	14.9500	1,237,860	36,432	2.9431

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD February 1, 2005
THROUGH February 28, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT January 31, 2005

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
MYRIAD GENETICS INC	MYGN	CASH	41,200	21.6700	892,804		
MAXWELL TECHNOLOGIES INC	MXWL	CASH	43,500	10.8900	473,715		
MAXTOR CORP (NEW)	MXO	CASH	505,600	5.5400	2,801,024		
MILACRON INC	MZ	CASH	360,077	2.8400	1,022,619		
MAGELLAN HEALTH SERVICES INC	MGLN	CASH	19,600	34.1800	669,928		
MOSAIC CO	MOS	CASH	68,100	16.4600	1,120,926		
MOLSON COORS BREWING CO CL B	TAP	CASH	54,600	69.5300	3,796,338	69,888	1.8409
MANITOWOC CO INC	MTW	CASH	67,400	41.2000	2,776,880	18,872	0.6796
NATIONAL-OILWELL INC	NOI	CASH	36,300	45.3400	1,645,842		
NAVISTAR INTERNATIONAL CORP NEW	NAV	CASH	74,000	39.4600	2,920,040		
PAREXEL INTERNATIONAL CORP	PRXL	CASH	73,300	22.4200	1,643,386		
POLO RALPH LAUREN CORP-CL A	RL	CASH	59,700	39.4000	2,352,180	11,940	0.5076
QUANTA SERVICES INC	PWR	CASH	361,000	7.8500	2,833,850		
QUANTUM CORP DSSG COM	DSS	CASH	845,400	2.8900	2,443,206		
PATHMARK STORES INC NEW	PTMK	CASH	180,000	4.9700	894,600		
PEPSIAMERICAS INC	PAS	CASH	73,600	22.7500	1,674,400	25,024	1.4945
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	CASH	130,050	4.8800	634,644		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD February 1, 2005
THROUGH February 28, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT January 31, 2005

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	MRGN	200	4.8800	976		
OFFICEMAX INCORPORATED	OMX	CASH	29,100	31.5700	918,687	17,460	1.9005
ORBITAL SCIENCES CORP	ORB	CASH	95,500	10.4700	999,885		
PALL CORP	PLL	CASH	129,600	27.0700	3,508,272	51,840	1.4777
PIER 1 IMPORTS INC	PIR	CASH	79,200	18.2500	1,445,400	31,680	2.1918
RADWARE LTD ORD	RDWR	CASH	42,100	25.8800	1,089,548		
REDBACK NETWORKS INC	RBAK	CASH	97,200	6.6500	646,380		
RYDER SYSTEM INC	R	CASH	48,900	42.4600	2,076,294	31,296	1.5073
SYBRON DENTAL SPECIALTIES INC	SYD	CASH	64,500	35.7200	2,303,940		
SCHOLASTIC CORP	SCHL	CASH	43,300	35.4800	1,536,284		
TELEDYNE TECHNOLOGIES INC	TDY	CASH	61,900	30.5800	1,892,902		
TIBCO SOFTWARE INC	TIBX	CASH	170,700	9.7600	1,666,032		
TECUMSEH PRODUCTS CO-CL A NON-VTG	TECUA	CASH	46,600	41.0500	1,912,930	59,648	3.1181
TYSON FOODS INC-CL A	TSN	CASH	48,400	17.0200	823,768	7,744	0.9401
UTSTARCOM INC	UTSI	CASH	89,000	12.8500	1,143,650		
UNIFI INC	UFI	CASH	116,000	4.1900	486,040		
UNISYS CORP	UIS	CASH	240,600	7.6800	1,847,808		
VISTEON CORP	VC	CASH	187,600	6.7100	1,258,796	45,024	3.5768

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD	March 1, 2005
THROUGH	March 31, 2005
ACCOUNT NUMBER	806-28217 G81
TAXPAYER NUMBER	On File
LAST STATEMENT	February 28, 2005

ACCOUNT EXECUTIVE SMALL CAP / BHN
TELEPHONE/EMAIL (212)371-4200 bnahum@djgreene.com

What's In This Statement

DJG SMALL CAP FUND
ATTN: E STEPHEN WALSH
599 LEXINGTON AVENUE
12TH FLOOR
NEW YORK NY 10022-6030

Your Portfolio at a Glance

TOTAL VALUE OF SECURITIES THIS PERIOD	140,959,399
NET CREDIT BALANCE	25,770
MONEY MARKET FUND BALANCE	9,233,692
NET EQUITY THIS PERIOD	$150,218,861
NET EQUITY LAST STATEMENT	149,397,962
CHANGE SINCE LAST STATEMENT	820,899

Market Value of Your Portfolio

	Current market value	Last statement's market value
Cash & Equivalent	$9,259,462	$8,151,164
Equities	$140,959,399	$141,246,798

SIPC This summary is for informational purposes only. It is not intended as a tax document. This statement should be retained for your records. See reverse side for important information.

027 04/01/05:12:23 001 V876

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD March 1, 2005
THROUGH March 31, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT February 28, 2005

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
CASH BALANCE				25,770		
REICH & TANG SHORT TERM INCOME FUND INC US GOVT PORTF CL A	SGVXX	9,233,691.62	1.0000	9,233,692	158,819	1.7200
TOTAL CASH & CASH EQUIVALENTS				$9,259,462	$158,819	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ABERCROMBIE & FITCH CO-CL A	ANF	CASH	25,600	57.2400	1,465,344	12,800	0.8735
ALLIANCE GAMING CORPORATION	AGI	CASH	143,700	9.5900	1,378,083		
ARVINMERITOR INC	ARM	CASH	86,900	15.4700	1,344,343	34,760	2.5856
APPLERA CORP COM CELERA GENOMICS GROUP	CRA	CASH	241,400	10.2500	2,474,350		
ARRIS GROUP INC	ARRS	CASH	249,000	6.9100	1,720,590		
ASCENTIAL SOFTWARE CORPORATION NEW	ASCL	CASH	257,450	18.5300	4,770,549		
ACCELRYS INC	ACCL	CASH	200,900	5.9300	1,191,337		
ADESA INC	KAR	CASH	73,600	23.3600	1,719,296	22,080	1.2842
ALLETE INC	ALE	CASH	36,566	41.8500	1,530,287	43,879	2.8674
ALLIANCE SEMICONDUCTOR CORP	ALSC	CASH	170,600	2.4900	424,794		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD March 1, 2005
THROUGH March 31, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT February 28, 2005

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
BEARINGPOINT INC	BE	CASH	409,400	8.7700	3,590,438		
BRINK'S COMPANY	BCO	CASH	63,800	34.6000	2,207,480	6,380	0.2890
CMS ENERGY CORP	CMS	CASH	180,400	13.0400	2,352,416		
CSK AUTO CORP	CAO	CASH	39,700	17.6500	700,705		
COMMUNITY HEALTH SYSTEM INC NEW	CYH	CASH	86,500	34.9100	3,019,715		
CENTERPOINT ENERGY INC	CNP	CASH	138,700	12.0300	1,668,561	55,480	3.3250
CONSTAR INTERNATIONAL INC NEW	CNST	CASH	122,200	5.6600	691,652		
CROWN HOLDINGS INC	CCK	CASH	215,400	15.5600	3,351,624		
CNH GLOBAL NV NEW	CNH	CASH	133,660	18.7900	2,511,471	33,415	1.3305
CALGON CARBON CORP	CCC	CASH	165,100	8.5400	1,409,954	19,812	1.4052
CLAIRES STORES INC (FLA)	CLE	CASH	8,500	23.0400	195,840	3,400	1.7361
CYTEC INDUSTRIES INC	CYT	CASH	79,600	54.2500	4,318,300	31,840	0.7373
WTS DIME BANCORP INC NEW LITIGATION TRACKING EXP 11/22/2005	DIMEZ	CASH	732,100	0.1200	87,852		
E.PIPHANY INC	EPNY	CASH	254,500	3.5500	903,475		
EARTHLINK INC	ELNK	CASH	176,700	9.0000	1,590,300		
EXIDE TECHNOLOGIES NEW	XIDE	CASH	125,200	12.9000	1,615,080		
FLOWSERVE CORP	FLS	CASH	44,800	25.8700	1,158,976		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD March 1, 2005
THROUGH March 31, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT February 28, 2005

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
FAIRCHILD SEMICONDUCTOR INTL INC	FCS	CASH	196,400	15.3300	3,010,812		
FOUNDRY NETWORKS INC	FDRY	CASH	72,100	9.9000	713,790		
FIRST AMERICAN CORP	FAF	CASH	124,000	32.9400	4,084,560	89,280	2.1858
GATX CORP	GMT	CASH	59,500	33.1900	1,974,805	47,600	2.4104
GENENCOR INTL INC	GCOR	CASH	95,100	19.2300	1,828,773		
GRUPO TMM S A SPONSORED ADR REPSTG SER A SHS	TMM	CASH	216,200	3.0600	661,572		
INFOCUS CORP	INFS	CASH	142,200	5.7400	816,228		
INTERNET SEC SYS INC	ISSX	CASH	28,600	18.3000	523,380		
HEALTH NET INC	HNT	CASH	151,300	32.7100	4,949,023		
HERCULES INC	HPC	CASH	161,100	14.4900	2,334,339		
INPUT/OUTPUT INC	IO	CASH	121,900	6.4500	786,255		
JACUZZI BRANDS INC	JJZ	CASH	282,500	9.7600	2,757,200		
JO ANN STORES INC	JAS	CASH	62,500	28.0900	1,755,625		
KEYNOTE SYS INC	KEYN	CASH	143,800	11.8700	1,706,906		
KANSAS CITY SOUTHERN NEW	KSU	CASH	91,900	19.2600	1,769,994		
LEAPFROG ENTERPRISES INC	LF	CASH	122,100	11.3500	1,385,835		
LA Z BOY INC COM	LZB	CASH	82,800	13.9300	1,153,404	36,432	3.1587

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD March 1, 2005
THROUGH March 31, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT February 28, 2005

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
MYRIAD GENETICS INC	MYGN	CASH	41,200	18.3900	757,668		
MAXWELL TECHNOLOGIES INC	MXWL	CASH	43,500	9.1700	398,895		
MAXTOR CORP (NEW)	MXO	CASH	528,300	5.3200	2,810,556		
MILACRON INC	MZ	CASH	360,077	3.0500	1,098,235		
MAGELLAN HEALTH SERVICES INC	MGLN	CASH	22,200	34.0500	755,910		
MOSAIC CO	MOS	CASH	68,100	17.0600	1,161,786		
MOLSON COORS BREWING CO CL B	TAP	CASH	54,600	77.1700	4,213,482	69,888	1.6587
MANITOWOC CO INC	MTW	CASH	67,400	40.3900	2,722,286	18,872	0.6932
NATIONAL-OILWELL VARCO INC	NOV	CASH	31,200	46.7000	1,457,040		
NAVISTAR INTERNATIONAL CORP NEW	NAV	CASH	74,000	36.4000	2,693,600		
PAREXEL INTERNATIONAL CORP	PRXL	CASH	73,300	23.5000	1,722,550		
POLO RALPH LAUREN CORP-CL A	RL	CASH	59,700	38.8000	2,316,360	11,940	0.5155
QUANTA SERVICES INC	PWR	CASH	361,000	7.6300	2,754,430		
QUANTUM CORP DSSGCOM	DSS	CASH	845,400	2.9100	2,460,114		
PATHMARK STORES INC NEW	PTMK	CASH	137,700	6.3100	868,887		
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	CASH	130,050	5.0400	655,452		
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	MRGN	200	5.0400	1,008		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

OJG SMALL CAP FUND

STATEMENT PERIOD March 1, 2005
THROUGH March 31, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT February 28, 2005

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
OFFICEMAX INCORPORATED	OMX	CASH	29,100	33.5000	974,850	17,460	1.7910
ORBITAL SCIENCES CORP	ORB	CASH	95,500	9.6800	924,440		
PALL CORP	PLL	CASH	142,400	27.1200	3,861,888	56,960	1.4749
PIER 1 IMPORTS INC	PIR	CASH	79,200	18.2300	1,443,816	31,680	2.1942
RADWARE LTD ORD	RDWR	CASH	42,100	23.4700	988,087		
REDBACK NETWORKS INC	RBAK	CASH	97,200	5.9800	581,256		
RYDER SYSTEM INC	R	CASH	63,000	41.7000	2,627,100	40,320	1.5348
SYBRON DENTAL SPECIALTIES INC	SYD	CASH	64,500	35.9000	2,315,550		
SCHOLASTIC CORP	SCHL	CASH	43,300	36.8900	1,597,337		
TELEDYNE TECHNOLOGIES INC	TDY	CASH	45,700	31.3000	1,430,410		
TIBCO SOFTWARE INC	TIBX	CASH	237,000	7.4500	1,765,650		
TECUMSEH PRODUCTS CO-CL A NON-VTG	TECUA	CASH	46,600	39.6100	1,845,826	59,648	3.2315
TYSON FOODS INC-CL A	TSN	CASH	48,400	16.6800	807,312	7,744	0.9592
UTSTARCOM INC	UTSI	CASH	89,000	10.9500	974,550		
UNIFI INC	UFI	CASH	116,000	3.3500	388,600		
UNISYS CORP	UIS	CASH	305,400	7.0600	2,156,124		
VISTEON CORP	VC	CASH	187,600	5.7100	1,071,196		
VALASSIS COMMUNICATIONS INC	VCI	CASH	46,000	34.9600	1,608,160		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD	April 1, 2005
THROUGH	April 29, 2005
ACCOUNT NUMBER	606-28217 G61
TAXPAYER NUMBER	On File
LAST STATEMENT	March 31, 2005

ACCOUNT EXECUTIVE SMALL CAP / BHN
TELEPHONE/EMAIL (212)371-4200 bnahum@djgreene.com

What's In This Statement



DJG SMALL CAP FUND
ATTN: E STEPHEN WALSH
599 LEXINGTON AVENUE
12TH FLOOR
NEW YORK NY 10022-6030

Your Portfolio at a Glance

TOTAL VALUE OF SECURITIES THIS PERIOD	130,826,838
NET CREDIT BALANCE	29,116
MONEY MARKET FUND BALANCE	10,335,567
NET EQUITY THIS PERIOD	$141,191,521
NET EQUITY LAST STATEMENT	150,218,861
CHANGE SINCE LAST STATEMENT	-9,027,340

Market Value of Your Portfolio

Cash & Equivalent
$10,364,683
$9,259,462
Equities
$130,826,838
$140,959,399
Current market value
Last statement's market value

SIPC This summary is for informational purposes only. It is not intended as a tax document.
This statement should be retained for your records. See reverse side for important information.

027 04/30/05:15:09 001 V877

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD April 1, 2005
THROUGH April 29, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT March 31, 2005

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
CASH BALANCE				29,116		
REICH & TANG SHORT TERM INCOME FUND INC US GOVT PORTF CL A	SGVXX	10,335,566.62	1.0000	10,335,567	194,309	1.8800
TOTAL CASH & CASH EQUIVALENTS				$10,364,683	$194,309	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ABERCROMBIE & FITCH CO-CL A	ANF	CASH	25,600	53.9500	1,381,120	12,800	0.9268
ALLIANCE GAMING CORPORATION	AGI	CASH	159,300	11.4000	1,816,020		
ARVINMERITOR INC	ARM	CASH	86,900	11.8800	1,032,372	34,760	3.3670
APPLERA CORP COM CELERA GENOMICS GROUP	CRA	CASH	241,400	9.2000	2,220,880		
ARRIS GROUP INC	ARRS	CASH	249,000	7.5900	1,889,910		
ASCENTIAL SOFTWARE CORPORATION NEW	ASCL	CASH	257,450	18.4700	4,755,102		
ACCELRYS INC	ACCL	CASH	200,900	5.1700	1,038,653		
ADESA INC	KAR	CASH	73,600	24.1900	1,780,384	22,080	1.2402
ALLETE INC	ALE	CASH	36,566	41.6700	1,523,705	46,073	3.0237
ALLIANCE SEMICONDUCTOR CORP	ALSC	CASH	170,600	1.5800	269,548		

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD April 1, 2005
THROUGH April 29, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT March 31, 2005

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
BEARINGPOINT INC	BE	CASH	440,300	6.1900	2,725,457		
BRINK'S COMPANY	BCO	CASH	63,800	32.2600	2,058,188	6,380	0.3100
CMS ENERGY CORP	CMS	CASH	189,800	12.9200	2,452,216		
CSK AUTO CORP	CAO	CASH	39,700	15.5100	615,747		
COMMUNITY HEALTH SYSTEM INC NEW	CYH	CASH	86,500	36.4500	3,152,925		
CENTERPOINT ENERGY INC	CNP	CASH	138,700	11.8400	1,642,208	55,480	3.3784
CONSTAR INTERNATIONAL INC NEW	CNST	CASH	128,100	4.9400	632,814		
CROWN HOLDINGS INC	CCK	CASH	215,400	15.0500	3,241,770		
CNH GLOBAL N V NEW	CNH	CASH	133,660	17.9600	2,400,534	25,128	1.0468
CALGON CARBON CORP	CCC	CASH	165,100	8.6300	1,424,813	19,812	1.3905
CLAIRES STORES INC (FLA)	CLE	CASH	33,400	21.8200	728,788	13,360	1.8332
CYTEC INDUSTRIES INC	CYT	CASH	79,600	46.1200	3,671,152	31,840	0.8673
WTS DIME BANCORP INC NEW LITIGATION TRACKING EXP 11/22/2005	DIMEZ	CASH	732,100	0.1400	102,494		
E.PIPHANY INC	EPNY	CASH	273,700	3.0700	840,259		
EARTHLINK INC	ELNK	CASH	176,700	9.1800	1,622,106		
EXIDE TECHNOLOGIES NEW	XIDE	CASH	125,200	10.4000	1,302,080		
FLAMEL TECHNOLOGIES SA SPONSORED ADR	FLML	CASH	10,500	16.0000	168,000		

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD	April 1, 2005
THROUGH	April 29, 2005
ACCOUNT NUMBER	806-28217 G61
TAXPAYER NUMBER	On File
LAST STATEMENT	March 31, 2005

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
FLOWSERVE CORP	FLS	CASH	44,800	27.7600	1,243,648		
FAIRCHILD SEMICONDUCTOR INTL INC	FCS	CASH	196,400	13.4500	2,641,580		
FOUNDRY NETWORKS INC	FDRY	CASH	109,700	8.4000	921,480		
FIRST AMERICAN CORP	FAF	CASH	124,000	35.8000	4,439,200	89,280	2.0112
GATX CORP	GMT	CASH	59,500	32.7200	1,946,840	47,600	2.4450
GRUPO TMM S A SPONSORED ADR REPSTG SER A SHS	TMM	CASH	216,200	2.9900	646,438		
INFOCUS CORP	INFS	CASH	142,200	3.6000	511,920		
INTERNET SEC SYS INC	ISSX	CASH	28,600	19.4500	556,270		
HEALTH NET INC	HNT	CASH	98,200	34.0300	3,341,746		
HERCULES INC	HPC	CASH	161,100	13.2300	2,131,353		
INPUT/OUTPUT INC	IO	CASH	128,000	6.0400	773,120		
JACUZZI BRANDS INC	JJZ	CASH	282,500	9.0500	2,556,625		
JO ANN STORES INC	JAS	CASH	62,700	25.3000	1,586,310		
KEYNOTE SYS INC	KEYN	CASH	143,800	10.9500	1,574,610		
KANSAS CITY SOUTHERN NEW	KSU	CASH	91,900	18.9200	1,738,748		
LEAPFROG ENTERPRISES INC	LF	CASH	122,100	10.0100	1,222,221		
LA Z BOY INC COM	LZB	CASH	82,800	11.8400	980,352	36,432	3.7162

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD April 1, 2005
THROUGH April 29, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT March 31, 2005

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
MYRIAD GENETICS INC	MYGN	CASH	41,200	16.1600	665,792		
MAXWELL TECHNOLOGIES INC	MXWL	CASH	43,500	7.7300	336,255		
MAXTOR CORP (NEW)	MXO	CASH	550,100	4.8500	2,667,985		
MILACRON INC	MZ	CASH	360,077	2.1000	756,162		
MAGELLAN HEALTH SERVICES INC	MGLN	CASH	45,600	34.0600	1,553,136		
MOSAIC CO	MOS	CASH	86,500	12.8500	1,111,525		
MOLSON COORS BREWING CO CL B	TAP	CASH	54,600	61.7500	3,371,550	69,888	2.0729
MANITOWOC CO INC	MTW	CASH	67,400	40.0000	2,696,000	18,872	0.7000
NATIONAL-OILWELL VARCO INC	NOV	CASH	31,200	39.7400	1,239,888		
NAVISTAR INTERNATIONAL CORP NEW	NAV	CASH	74,000	29.5300	2,185,220		
PAREXEL INTERNATIONAL CORP	PRXL	CASH	76,800	18.2300	1,400,064		
POLO RALPH LAUREN CORP-CL A	RL	CASH	59,700	35.1000	2,095,470	11,940	0.5698
QUANTA SERVICES INC	PWR	CASH	361,000	7.9800	2,880,780		
QUANTUM CORP DSSG COM	DSS	CASH	862,400	2.4000	2,069,760		
PATHMARK STORES INC NEW	PTMK	CASH	137,700	7.7200	1,063,044		
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	CASH	130,050	4.9000	637,245		
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	MRGN	200	4.9000	980		

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD April 1, 2005
THROUGH April 29, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT March 31, 2005

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ORBITAL SCIENCES CORP	ORB	CASH	95,500	9.3200	890,060		
PALL CORP	PLL	CASH	142,400	26.8300	3,820,592	56,960	1.4909
PIER 1 IMPORTS INC	PIR	CASH	79,200	14.5200	1,149,984	31,680	2.7548
RADWARE LTD ORD	RDWR	CASH	42,100	21.8700	920,727		
REDBACK NETWORKS INC	RBAK	CASH	97,200	5.3600	520,992		
RYDER SYSTEM INC	R	CASH	63,000	36.9300	2,326,590	40,320	1.7330
SYBRON DENTAL SPECIALTIES INC	SYD	CASH	64,500	37.2500	2,402,625		
SCHOLASTIC CORP	SCHL	CASH	43,300	34.8500	1,509,005		
TELEDYNE TECHNOLOGIES INC	TDY	CASH	45,700	30.4200	1,390,194		
TIBCO SOFTWARE INC	TIBX	CASH	237,000	7.1400	1,692,180		
TECUMSEH PRODUCTS CO-CL A NON-VTG	TECUA	CASH	46,600	34.7400	1,618,884	59,648	3.6845
TYSON FOODS INC-CL A	TSN	CASH	48,400	16.8900	817,476	7,744	0.9473
UTSTARCOM INC	UTSI	CASH	89,000	9.5100	846,390		
UNIFI INC	UFI	CASH	116,000	3.0700	356,120		
UNISYS CORP	UIS	CASH	416,300	6.4900	2,701,787		
VISTEON CORP	VC	CASH	187,600	3.5000	656,600		
VALASSIS COMMUNICATIONS INC	VCI	CASH	46,000	35.2500	1,621,500		
WAVECOM SA SPONS ADR	WVCM	CASH	148,100	6.8000	1,007,080		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD	April 30, 2005
THROUGH	May 31, 2005
ACCOUNT NUMBER	806-28217 G61
TAXPAYER NUMBER	On File
LAST STATEMENT	April 29, 2005

ACCOUNT EXECUTIVE SMALL CAP / BHN
TELEPHONE/EMAIL (212)371-4200/ bnahum@djgreene.com

What's In This Statement



DJG SMALL CAP FUND
ATTN: E STEPHEN WALSH
599 LEXINGTON AVENUE
12TH FLOOR
NEW YORK NY 10022-6030

Your Portfolio at a Glance

TOTAL VALUE OF SECURITIES THIS PERIOD	135,196,656
NET CREDIT BALANCE	25,061
MONEY MARKET FUND BALANCE	8,698,935
NET EQUITY THIS PERIOD	$143,920,652
NET EQUITY LAST STATEMENT	141,191,521
CHANGE SINCE LAST STATEMENT	2,729,131

Market Value of Your Portfolio

	Current market value	Last statement's market value
Cash & Equivalent	$8,723,996	$10,364,683
Equities	$135,196,656	$130,826,838

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD April 30, 2005
THROUGH May 31, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT April 29, 2005

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
CASH BALANCE				25,061		
REICH & TANG SHORT TERM INCOME FUND INC US GOVT PORTF CL A	SGVXX	8,698,935.01	1.0000	8,698,935	185,287	2.1300
TOTAL CASH & CASH EQUIVALENTS				$8,723,996	$185,287	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ABERCROMBIE & FITCH CO-CL A	ANF	CASH	25,600	57.3300	1,467,648	12,800	0.8721
ALLIANCE GAMING CORPORATION	AGI	CASH	159,300	12.9900	2,069,307		
ARVINMERITOR INC	ARM	CASH	86,900	14.4000	1,251,360	34,760	2.7778
APPLERA CORP COM CELERA GENOMICS GROUP	CRA	CASH	241,400	9.9200	2,394,688		
ARRIS GROUP INC	ARRS	CASH	249,000	8.6600	2,156,340		
ACCELRYS INC	ACCL	CASH	200,900	5.2800	1,060,752		
ADESA INC	KAR	CASH	73,600	22.7800	1,676,608	22,080	1.3169
ALLETE INC	ALE	CASH	36,566	48.0000	1,755,168	46,073	2.6250
ALLIANCE SEMICONDUCTOR CORP	ALSC	CASH	170,600	1.6800	286,608		
BEARINGPOINT INC	BE	CASH	440,300	6.5500	2,883,965		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD April 30, 2005
THROUGH May 31, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT April 29, 2005

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
BRINK'S COMPANY	BCO	CASH	63,800	31.2100	1,991,198	6,380	0.3204
CMS ENERGY CORP	CMS	CASH	189,800	13.2300	2,511,054		
CSK AUTO CORP	CAO	CASH	41,600	16.9300	704,288		
COMMUNITY HEALTH SYSTEM INC NEW	CYH	CASH	77,900	36.3700	2,833,223		
CENTERPOINT ENERGY INC	CNP	CASH	138,700	12.2600	1,700,462	55,480	3.2626
CONSTAR INTERNATIONAL INC NEW	CNST	CASH	138,400	3.2000	442,880		
CROWN HOLDINGS INC	CCK	CASH	207,800	14.8900	3,094,142		
CNH GLOBAL N V NEW	CNH	CASH	133,660	17.8300	2,383,158	25,128	1.0544
CALGON CARBON CORP	CCC	CASH	140,400	8.9100	1,250,964	16,848	1.3468
CLAIRES STORES INC (FLA)	CLE	CASH	33,400	23.5800	787,572	13,360	1.6964
CYTEC INDUSTRIES INC	CYT	CASH	105,500	41.6600	4,395,130	42,200	0.9602
WTS DIME BANCORP INC NEW LITIGATION TRACKING EXP 11/22/2005	DIMEZ	CASH	732,100	0.1500	109,815		
E.PIPHANY INC	EPNY	CASH	288,400	3.4900	1,006,516		
EARTHLINK INC	ELNK	CASH	176,700	10.5800	1,869,486		
EXIDE TECHNOLOGIES NEW	XIDE	CASH	139,000	5.0550	702,645		
FLAMEL TECHNOLOGIES SA SPONSORED ADR	FLML	CASH	16,000	18.2400	291,840		
FLOWSERVE CORP	FLS	CASH	44,800	29.4700	1,320,256		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD April 30, 2005
THROUGH May 31, 2005

ACCOUNT NUMBER 606-28217 G81
TAXPAYER NUMBER On File
LAST STATEMENT April 29, 2005

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
FAIRCHILD SEMICONDUCTOR INTL INC	FCS	CASH	196,400	14.3000	2,808,520		
FOUNDRY NETWORKS INC	FDRY	CASH	130,800	9.2400	1,208,592		
FIRST AMERICAN CORP	FAF	CASH	124,000	38.7000	4,798,800	89,280	1.8605
GATX CORP	GMT	CASH	59,500	33.3700	1,985,515	47,600	2.3974
GRUPO TMM S A SPONSORED ADR REPSTG SER A SHS	TMM	CASH	216,200	2.4800	536,176		
INFOCUS CORP	INFS	CASH	183,800	4.1600	764,608		
HEALTH NET INC	HNT	CASH	98,200	34.2300	3,361,386		
HERCULES INC	HPC	CASH	161,100	13.8600	2,232,846		
INPUT/OUTPUT INC	IO	CASH	128,000	5.9300	759,040		
JACUZZI BRANDS INC	JJZ	CASH	297,600	10.2100	3,038,496		
JO ANN STORES INC	JAS	CASH	71,800	26.7500	1,920,650		
KEYNOTE SYS INC	KEYN	CASH	143,800	11.6000	1,668,080		
KANSAS CITY SOUTHERN NEW	KSU	CASH	91,900	19.9900	1,837,081		
LEAPFROG ENTERPRISES INC	LF	CASH	124,900	11.0800	1,383,892		
LA Z BOY INC COM	LZB	CASH	82,800	13.3500	1,105,380	36,432	3.2959
MYRIAD GENETICS INC	MYGN	CASH	56,200	16.4600	925,052		
MAXWELL TECHNOLOGIES INC	MXWL	CASH	43,500	10.2800	447,180		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD April 30, 2005
THROUGH May 31, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT April 29, 2005

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
MAXTOR CORP (NEW)	MXO	CASH	616,300	5.4900	3,383,487		
MILACRON INC	MZ	CASH	360,077	2.1800	784,968		
MAGELLAN HEALTH SERVICES INC	MGLN	CASH	55,500	32.4700	1,802,085		
MOSAIC CO	MOS	CASH	107,100	13.0800	1,400,868		
MOLSON COORS BREWING CO CL B	TAP	CASH	58,700	58.4700	3,432,189	75,136	2.1892
MANITOWOC CO INC	MTW	CASH	67,400	40.5300	2,731,722	18,872	0.6908
NATIONAL-OILWELL VARCO INC	NOV	CASH	31,200	45.0000	1,404,000		
NAVISTAR INTERNATIONAL CORP NEW	NAV	CASH	74,000	30.5100	2,257,740		
PAREXEL INTERNATIONAL CORP	PRXL	CASH	76,800	18.2500	1,401,600		
POLO RALPH LAUREN CORP-CL A	RL	CASH	59,700	38.7500	2,313,375	11,940	0.5161
QUANTA SERVICES INC	PWR	CASH	258,200	9.0300	2,331,546		
QUANTUM CORP DSSG COM	DSS	CASH	875,100	2.6000	2,275,260		
PATHMARK STORES INC NEW	PTMK	CASH	137,700	8.9500	1,232,415		
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	CASH	130,050	4.8400	629,442		
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	MRGN	200	4.8400	968		
ORBITAL SCIENCES CORP	ORB	CASH	111,500	9.7100	1,082,665		
PALL CORP	PLL	CASH	142,400	29.1900	4,156,656	56,960	1.3703

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD April 30, 2005
THROUGH May 31, 2005

ACCOUNT NUMBER 806-28217 G81
TAXPAYER NUMBER On File
LAST STATEMENT April 29, 2005

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
PIER 1 IMPORTS INC	PIR	CASH	79,200	16.7900	1,329,768	31,680	2.3824
RADWARE LTD ORD	RDWR	CASH	47,300	22.3500	1,057,155		
REDBACK NETWORKS INC	RBAK	CASH	97,200	5.7000	554,040		
RYDER SYSTEM INC	R	CASH	63,000	36.7400	2,314,620	40,320	1.7420
SYBRON DENTAL SPECIALTIES INC	SYD	CASH	64,500	37.0700	2,391,015		
SCHOLASTIC CORP	SCHL	CASH	43,300	37.5200	1,624,616		
TELEDYNE TECHNOLOGIES INC	TDY	CASH	45,700	31.6200	1,445,034		
TIBCO SOFTWARE INC	TIBX	CASH	268,300	6.3400	1,701,022		
TECUMSEH PRODUCTS CO-CL A NON-VTG	TECUA	CASH	59,800	27.3400	1,634,932	76,544	4.6818
TYSON FOODS INC-CL A	TSN	CASH	48,400	18.4600	893,464	7,744	0.8667
UTSTARCOM INC	UTSI	CASH	104,400	7.3600	768,384		
UNIFI INC	UFI	CASH	116,000	3.2100	372,360		
UNISYS CORP	UIS	CASH	444,400	7.2400	3,217,456		
VISTEON CORP	VC	CASH	319,600	7.6300	2,438,548		
VALASSIS COMMUNICATIONS INC	VCI	CASH	46,000	34.6900	1,595,740		
WAVECOM SA SPONS ADR	WVCM	CASH	148,100	8.5300	1,263,293		
WATCHGUARD TECHNOLOGIES INC	WGRD	CASH	114,200	3.6300	414,546		
WABTEC CORP	WAB	CASH	74,800	20.7000	1,548,360	2,992	0.1932

Exhibit D

Filename: c37586.sif
Type:
Comment/Description:
(this header is not part of the document)

<SUBMISSION-INFORMATION-FILE>

<TYPE> 13F-HR </TYPE>
<CONFIRMING-COPY> NO </CONFIRMING-COPY>
<SROS> NONE </SROS>
<FILER>
<FILER-CIK> 0000728608 </FILER-CIK>
<FILER-CCC> p2qemf#b </FILER-CCC>
</FILER>
<SUBMISSION-CONTACT>
<CONTACT-NAME> Lenny Goldstein </CONTACT-NAME>
<CONTACT-PHONE> 212-274-0070 </CONTACT-PHONE>
</SUBMISSION-CONTACT>
<NOTIFY-INTERNET> cad@commandfinancial.com </NOTIFY-INTERNET>
<RETURN-COPY> NO </RETURN-COPY>
<PERIOD> 03-31-2005 </PERIOD>

</SUBMISSION-INFORMATION-FILE>

OMB APPROVAL

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SEC USE ONLY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 13F

FORM 13f Cover Page

Report for the Calendar Year or Quarter Ended 03/31/05

If amended report check here: |_| Amendment Number: ____

This Amendment (Check only one): |_| is a restatement
|_| adds new holding entries.

David J. Greene and Company, LLC

Name of Institutional Investment Manager

599 Lexington Avenue, 12th Floor, New York, NY 10022

Business Address (Street) (City) (State) (Zip)

13F File Number: 28-663

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person signing the report is authorized to submit it, that all information contained herein is true, correct and complete, and that it is understood that all required items, statements, schedules, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Lee Unterman, Chief Operating Officer 212.371.4200

Name (Title) (Phone)

(Manual Signature of Person Duly Authorized to Submit This Report)

(Place and Date of Signing)

Report Type:

[X] 13F HOLDINGS REPORT.

[ ] 13F NOTICE.

[ ] 13F COMBINATION REPORT.

<PAGE>

Form 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: ___________

Form 13F Information Table Entry Total: 197

Form 13F Information Table Value Total: $2,033,330
(thousands)

List of Other Included Managers:

Name and 13F file numbers of ALL Institutional Investment Managers with respect to which this schedule is filed (other than the one filing this report): (List in alphabetical order).

[If there are no entries in this list, state "NONE" and omit the column headings and list entries.]

13F File Numbers will be assigned to Institutional Investment Managers after they file their first report.

	13F File No.:	Name:		13F File No.:	Name:
1.	28-		6.		
2.			7.		
3.			8.		
4.			9.		
5.			10.		

<PAGE>

<TABLE>
<CAPTION>

FORM 13 F

03/31/05

REPORTING MANAGER : David J. Greene and Company, LLC

PAGE 1

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (x$1000)	SHARES / PRN AMT	SH/ PRN	PUT/ CALL	INVESTMENT DISCRETION	OTHER MANAGERS	VOTING AUTHORITY SOLE	SHARED	NONE
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>		<C>
ABERCROMBIE & FITCH CO	Common Stock	002896207	11,689	204,213	SH		SOLE		143,300		60,913
ACCELRYS INC.	Common Stock	00430U103	10,177	1,716,121	SH		SOLE		1,195,500		520,621
ADESA INC	Common Stock	00686U104	28,016	1,199,288	SH		SOLE		933,200		266,088
AKZO NV SPONSORED ADR	Common Stock	010199305	21,578	469,300	SH		SOLE		246,800		222,500
ALLETE INC	Common Stock	018522300	12,622	301,612	SH		SOLE		213,348		88,264
ALLIANCE GAMING CORP	Common Stock	01859P609	16,182	1,687,374	SH		SOLE		995,900		691,474
ALLIANCE SEMICONDUCTOR	Common Stock	01877H100	3,946	1,584,606	SH		SOLE		1,026,700		557,906
ALLIANT TECHSYSTEMS INC	Common Stock	018804104	20,353	284,863	SH		SOLE		159,000		125,863
AMERICAN ENERGY	Common Stock	025637109	2	100,000	SH		SOLE				100,000
AMERICAN EXPRESS CO	Common Stock	025816109	1,669	32,494	SH		SOLE		1,100		31,394
AMERICAN INTERNATIONAL	Common Stock	026874107	1,369	24,708	SH		SOLE		6,799		17,909
AMGEN INC.	Common Stock	031162100	437	7,500	SH		SOLE				7,500
CELERA GENOMICS	Common Stock	038020202	19,413	1,893,989	SH		SOLE		1,348,200		545,789
ARCH CAPITAL GROUP LTD	Common Stock	03937L105	228	5,700	SH		SOLE				5,700
ARRIS GROUP INC	Common Stock	04269Q100	13,524	1,957,127	SH		SOLE		1,384,400		572,727
ARVINMERITOR INC.	Common Stock	043353101	14,528	939,120	SH		SOLE		537,689		401,431
ASCENTIAL SOFTWARE CORP	Common Stock	04362P207	35,495	1,915,563	SH		SOLE		1,368,750		546,813
ASSURANT INC	Common Stock	04621X108	12,648	375,300	SH		SOLE		296,900		78,400
AUTOLIV, INC.	Common Stock	052800109	6,395	134,200	SH		SOLE		123,000		11,200
BP PLC - SPON ADR	Common Stock	055622104	1,070	17,146	SH		SOLE				17,146
BALL CORP.	Common Stock	058498106	5,098	122,900	SH		SOLE		121,300		1,600
BARON SMALL CAP FUND	Common Stock	068278308	366	16,502	SH		SOLE				16,502
BAUSCH & LOMB INC	Common Stock	071707103	242	3,300	SH		SOLE		3,300		0
BEARINGPOINT INC	Common Stock	074002106	43,862	5,001,336	SH		SOLE		3,339,800		1,661,536
BECTON DICKINSON & CO	Common Stock	075887109	240	4,110	SH		SOLE				4,110
BEMIS COMPANY	Common Stock	081437105	5,838	187,600	SH		SOLE		184,600		3,000
BERKLEY W R CORP	Common Stock	084423102	4,718	95,125	SH		SOLE		95,125		
BERKSHIRE HATHAWAY CL B	Common Stock	084670207	337	118	SH		SOLE				118
BOSTON SCIENTIFIC CORP	Common Stock	101137107	6,704	228,900	SH		SOLE		86,700		142,200
BRINK'S CO	Common Stock	109696104	45,097	1,303,368	SH		SOLE		797,529		505,839
BRISTOL MYERS SQUIBB CO	Common Stock	110122108	524	20,570	SH		SOLE				20,570
BURLINGTON NORTHERN	Common Stock	12189T104	257	4,761	SH		SOLE				4,761
CIT GROUP INC	Common Stock	125581108	16,798	442,080	SH		SOLE		231,600		210,480
CMS ENERGY CORP	Common Stock	125896100	29,187	2,238,290	SH		SOLE		1,658,500		579,790
CSK AUTO CORP	Common Stock	125965103	6,476	366,940	SH		SOLE		234,400		132,540
CNA SURETY CORPORATION	Common Stock	12612L108	419	30,800	SH		SOLE		20,800		10,000
CVS CORP	Common Stock	126650100	6,304	119,800	SH		SOLE		96,200		23,600
CALGON CARBON CORP	Common Stock	129603106	12,262	1,435,777	SH		SOLE		983,400		452,377
CAPITAL CROSSING BANK	Common Stock	140071101	308	9,362	SH		SOLE				9,362
CAREMARK RX INC	Common Stock	141705103	17,472	439,227	SH		SOLE		244,651		194,576
CENDANT CORPORATION	Common Stock	151313103	31,266	1,522,205	SH		SOLE		780,994		741,211
PAGE COLUMN TOTALS			465,117								

</TABLE>

<PAGE>
<TABLE>
<CAPTION>

FORM 13 F

03/31/05

REPORTING MANAGER : David J. Greene and Company, LLC

PAGE 2

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (x$1000)	SHARES / PRN AMT	SH/ PRN	PUT/ CALL	INVESTMENT DISCRETION	OTHER MANAGERS	VOTING AUTHORITY SOLE	SHARED	NONE
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>		<C>
CENTERPOINT ENERGY INC	Common Stock	15189T107	22,001	1,828,850	SH		SOLE		1,169,400		659,450
CHEVRONTEXACO CORP	Common Stock	166764100	3,263	55,956	SH		SOLE		1,232		54,724
CISCO SYSTEMS INC.	Common Stock	17275R102	305	17,060	SH		SOLE				17,060
CITIGROUP INC.	Common Stock	172967101	13,389	297,940	SH		SOLE		67,891		230,049
CITY INVESTING CO	Common Stock	177900107	51	27,000	SH		SOLE		23,300		3,700
CLAIRE'S STORES INC	Common Stock	179584107	12,246	531,500	SH		SOLE		330,600		200,900
COMCAST CORP CL A	Common Stock	20030N101	1,078	31,909	SH		SOLE		9,388		22,521
COMCAST CORP-SPECIAL CL A	Common Stock	20030N200	6,645	198,700	SH		SOLE		41,400		157,300
COMDISCO HLD CONTINGENT	Common Stock	200334118	176	662,834	SH		SOLE		445,250		217,584
COMMUNITY HEALTH	Common Stock	203668108	25,044	717,393	SH		SOLE		516,400		200,993
COMPUTER ASSOCIATES INTL	Common Stock	204912109	18,356	677,344	SH		SOLE		417,500		259,844
CONOCOPHILLIPS	Common Stock	20825C104	11,286	104,655	SH		SOLE		30,730		73,925
CONSTAR INTERNATIONAL INC	Common Stock	21036U107	6,165	1,089,239	SH		SOLE		735,398		353,841
CONSTELLATION ENERGY	Common Stock	210371100	300	5,804	SH		SOLE		2,104		3,700
CORAM HEALTHCARE CORP.	Common Stock	218103109	20	28,390	SH		SOLE		5,590		22,800
CRANE CO.	Common Stock	224399105	11,205	389,200	SH		SOLE		287,000		102,200
CROWN HOLDING INC	Common Stock	228368106	26,472	1,701,296	SH		SOLE		1,245,200		456,096
CYTEC INDUSTRIES INC.	Common Stock	232820100	59,716	1,100,754	SH		SOLE		683,900		416,854
DARDEN RESTAURANTS, INC.	Common Stock	237194105	1,490	48,550	SH		SOLE		33,000		15,550
DIME BANCORP-LITIGATION	Common Stock	25429Q110	730	6,081,581	SH		SOLE		3,589,634		2,491,947
DISNEY (WALT) COMPANY	Common Stock	254687106	1,014	35,300	SH		SOLE		20,000		15,300
DOLLAR TREE STORES INC	Common Stock	256747106	22,266	775,000	SH		SOLE		415,700		359,300
RR DONNELLY & SONS CO	Common Stock	257867101	1,919	60,675	SH		SOLE		8,364		52,311
EMC CORP	Common Stock	268648102	160	13,000	SH		SOLE				13,000
E.PIPHANY INC.	Common Stock	26881V100	7,402	2,085,197	SH		SOLE		1,449,800		635,397
EARTHLINK INC	Common Stock	270321102	12,995	1,443,846	SH		SOLE		997,500		446,346
EXIDE TECHNOLOGIES	Common Stock	302051206	12,939	1,003,030	SH		SOLE		711,800		291,230
EXXON MOBIL CORPORATION	Common Stock	30231G102	4,060	68,120	SH		SOLE		3,640		64,480
FAIRCHILD SEMICON INTL	Common Stock	303726103	36,984	2,412,503	SH		SOLE		1,580,900		831,603
FINOVA GROUP INC	Common Stock	317928109	1	11,200	SH		SOLE				11,200
FIRST AMERICAN FINL CORP	Common Stock	318522307	33,855	1,027,771	SH		SOLE		727,600		300,171
FLOWSERVE CORP	Common Stock	34354P105	9,081	351,040	SH		SOLE		254,300		96,740
FOUNDRY NETWORKS INC	Common Stock	35063R100	6,386	645,007	SH		SOLE		463,797		181,210
FREESCALE SEMICONDUCTOR -	Common Stock	35687M107	3,949	233,000	SH		SOLE		232,300		700
FREESCALE SEMICONDUCTOR -	Common Stock	35687M206	495	28,709	SH		SOLE		8,126		20,583
GATX CORP	Common Stock	361448103	16,833	507,156	SH		SOLE		343,800		163,356
GENENCOR INTERNATIONAL	Common Stock	368709101	16,634	865,002	SH		SOLE		632,700		232,302
GENERAL DYNAMICS CORP	Common Stock	369550108	7,301	68,200	SH		SOLE		48,500		19,700
GENERAL ELECTRIC CO	Common Stock	369604103	2,404	66,676	SH		SOLE				66,676
GLAXOSMITHKLINE PLC- ADR	Common Stock	37733W105	207	4,506	SH		SOLE				4,506
GRUPO TMM SA-SP ADR A	Common Stock	40051D105	5,683	1,857,058	SH		SOLE		1,240,500		616,558
PAGE COLUMN TOTALS			422,504								

</TABLE>

<PAGE>
<TABLE>
<CAPTION>

FORM 13 F

03/31/05

REPORTING MANAGER : David J. Greene and Company, LLC

PAGE 3

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (x$1000)	SHARES / PRN AMT	SH/ PRN	PUT/ CALL	INVESTMENT DISCRETION	OTHER MANAGERS	VOTING AUTHORITY SOLE	SHARED	NONE
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>		<C>
HCA INC	Common Stock	404119109	16,371	305,600	SH		SOLE		188,500		117,100
HASBRO INC	Common Stock	418056107	4,213	206,000	SH		SOLE		203,700		2,300
HEALTHSOUTH CORPORATION	Common Stock	421924101	4,514	843,740	SH		SOLE		270,050		573,690
HEALTH NET INC	Common Stock	42222G108	69,239	2,116,744	SH		SOLE		1,365,510		751,234
HERCULES INC	Common Stock	427056106	19,037	1,313,828	SH		SOLE		952,200		361,628
HERSHEY FOODS CORP	Common Stock	427866108	365	6,032	SH		SOLE				6,032
INDEPENDENCE COMMUNITY	Common Stock	453414104	203	5,202	SH		SOLE				5,202
INFOCUS CORP	Common Stock	45665B106	6,397	1,114,430	SH		SOLE		803,700		310,730
INPUT/OUTPUT INC	Common Stock	457652105	6,530	1,012,377	SH		SOLE		699,890		312,487
INTEL CORPORATION	Common Stock	458140100	630	27,118	SH		SOLE		1,000		26,118
INTL BUSINESS MACHINES	Common Stock	459200101	1,327	14,517	SH		SOLE		2,800		11,717
INTERNET SECURITY SYSTEMS	Common Stock	46060X107	4,482	244,925	SH		SOLE		168,800		76,125
IVAX CORP	Common Stock	465823102	32,130	1,625,169	SH		SOLE		953,600		671,569
J P MORGAN CHASE & CO	Common Stock	46625H100	210	6,067	SH		SOLE		1,633		4,434
JACUZZI BRANDS INC	Common Stock	469865109	21,779	2,231,488	SH		SOLE		1,623,300		608,188
JO-ANN STORES INC	Common Stock	47758P307	14,343	510,624	SH		SOLE		358,100		152,524
JOHNSON & JOHNSON	Common Stock	478160104	2,125	31,646	SH		SOLE				31,646
JOHNSON CONTROLS INC	Common Stock	478366107	12,901	231,360	SH		SOLE		163,400		67,960
KANSAS CITY STHRN INDS INC	Common Stock	485170302	14,487	752,158	SH		SOLE		528,700		223,458
KEYNOTE SYSTEMS INC	Common Stock	493308100	14,051	1,183,774	SH		SOLE		816,500		367,274
KIMBERLY CLARK CORP	Common Stock	494368103	9,643	146,700	SH		SOLE		64,080		82,620
LA-Z-BOY INC	Common Stock	505336107	9,032	648,419	SH		SOLE		462,100		186,319
LABORATORY CORP OF	Common Stock	50540R409	11,100	230,300	SH		SOLE		150,400		79,900
LEAR CORP	Common Stock	521865105	5,115	115,300	SH		SOLE		113,700		1,600
LEAPFROG ENTERPRISES INC	Common Stock	52186N106	10,919	962,020	SH		SOLE		692,800		269,220
LINCOLN NATIONAL CORP	Common Stock	534187109	9,669	214,200	SH		SOLE		145,600		68,600
LIZ CLAIBORNE	Common Stock	539320101	10,374	258,500	SH		SOLE		123,000		135,500
LUCENT TECHNOLOGIES, INC.	Common Stock	549463107	90	32,670	SH		SOLE				32,670
MAGELLAN HEALTH SERVICES	Common Stock	559079207	12,280	360,640	SH		SOLE		271,800		88,840
MANITOWOC CO, INC	Common Stock	563571108	22,438	555,530	SH		SOLE		395,400		160,130
MAXTOR CORP	Common Stock	577729205	23,032	4,329,241	SH		SOLE		3,037,500		1,291,741
MAXWELL TECHNOLOGIES INC	Common Stock	577767106	2,393	260,926	SH		SOLE		150,800		110,126
MCKESSON CORP	Common Stock	58155Q103	19,298	511,200	SH		SOLE		249,700		261,500
MEADWESTVACO CORP	Common Stock	583334107	16,418	515,972	SH		SOLE		321,800		194,172
MEDTRONIC INC COM	Common Stock	585055106	219	4,300	SH		SOLE				4,300
MILACRON INC	Common Stock	598709103	8,592	2,817,140	SH		SOLE		2,023,616		793,524
MILLIPORE CORP	Common Stock	601073109	3,187	73,443	SH		SOLE		4,000		69,443
MOLSON COORS BREWING CO	Common Stock	60871R209	32,915	426,526	SH		SOLE		305,983		120,543
MOSAIC CO	Common Stock	61945A107	9,608	563,188	SH		SOLE		394,413		168,775
MOTOROLA	Common Stock	620076109	3,812	254,645	SH		SOLE		73,700		180,945
MYRIAD GENETICS INC	Common Stock	62855J104	6,115	332,507	SH		SOLE		244,100		88,407
PAGE COLUMN TOTALS			471,581								

</TABLE>

<PAGE>
<TABLE>
<CAPTION>

FORM 13 F

REPORTING MANAGER : David J. Greene and Company, LLC

03/31/05
PAGE 4

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (x$1000)	SHARES / PRN AMT	SH/ PRN	PUT/ CALL	INVESTMENT DISCRETION	OTHER MANAGERS	VOTING AUTHORITY SOLE	SHARED	NONE
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>		<C>
NATIONAL OILWELL VARCO	Common Stock	637071101	11,407	244,259	SH		SOLE		173,510		70,749
NAVISTAR INTL	Common Stock	63934E108	37,053	1,017,943	SH		SOLE		621,661		396,282
NEWALLIANCE BANCSHARES	Common Stock	650203102	6,996	499,700	SH		SOLE		307,900		191,800
NOKIA CORP - SPON ADR	Common Stock	654902204	10,872	704,600	SH		SOLE		209,700		494,900
NORTEL NETWORKS CORP	Common Stock	656568102	283	103,563	SH		SOLE				103,563
NORTH FORK	Common Stock	659424105	15,581	561,695	SH		SOLE		420,820		140,875
OFFICE MAX INC	Common Stock	67622P101	8,506	253,900	SH		SOLE		165,900		88,000
OMNICARE INC	Common Stock	681904108	12,959	365,560	SH		SOLE		224,560		141,000
ORBITAL SCIENCES CORP	Common Stock	685564106	7,736	799,144	SH		SOLE		570,500		228,644
PMI GROUP	Common Stock	69344M101	6,036	158,800	SH		SOLE		143,900		14,900
PACTIV CORPORATION	Common Stock	695257105	6,316	270,500	SH		SOLE		221,900		48,600
PALL CORP	Common Stock	696429307	31,020	1,143,813	SH		SOLE		813,400		330,413
PAREXEL INTERNATIONAL	Common Stock	699462107	12,012	511,167	SH		SOLE		366,375		144,792
PATHMARK STORES INC	Common Stock	70322A101	7,864	1,246,295	SH		SOLE		826,395		419,900
PEPSICO INC.	Common Stock	713448108	345	6,500	SH		SOLE				6,500
PFIZER INC	Common Stock	717081103	12,844	488,913	SH		SOLE		124,976		363,937
PHARMACOPEIA DRUG	Common Stock	7171EP101	6,266	1,243,285	SH		SOLE		797,529		445,756
PIER 1 IMPORTS INC	Common Stock	720279108	11,822	648,501	SH		SOLE		450,800		197,701
POLO RALPH LAUREN CORP	Common Stock	731572103	18,806	484,680	SH		SOLE		333,000		151,680
PROCTER & GAMBLE CO	Common Stock	742718109	816	15,400	SH		SOLE		2,000		13,400
QUANTA SERVICES INC	Common Stock	74762E102	22,057	2,890,793	SH		SOLE		2,085,200		805,593
QUANTUM CORP - DLT &	Common Stock	747906204	20,169	6,930,861	SH		SOLE		4,803,950		2,126,911
RADIOSHACK CORP	Common Stock	750438103	14,235	581,000	SH		SOLE		390,100		190,900
RECKSON ASSOC REALTY	Common Stock	75621K106	366	11,924	SH		SOLE		10,000		1,924
REDBACK NETWORKS INC	Common Stock	757209507	5,199	869,470	SH		SOLE		582,200		287,270
RITE AID CORP	Common Stock	767754104	48	12,000	SH		SOLE				12,000
ROYAL DUTCH PETE 1.25	Common Stock	780257804	491	8,176	SH		SOLE				8,176
RYDER SYSTEM INC	Common Stock	783549108	20,910	501,447	SH		SOLE		357,700		143,747
SBC COMMUNICATIONS INC.	Common Stock	78387G103	1,112	46,951	SH		SOLE		2,374		44,577
SPX CORP	Common Stock	784635104	4,748	109,700	SH		SOLE		109,200		500
ST. PAUL TRAVELERS	Common Stock	792860108	13,031	354,788	SH		SOLE		179,289		175,499
SAKS INCORPORATED	Common Stock	79377W108	14,254	789,700	SH		SOLE		365,400		424,300
SANDISK CORP	Common Stock	80004C101	15,635	562,400	SH		SOLE		345,600		216,800
SCHOLASTIC CORP	Common Stock	807066105	12,477	338,210	SH		SOLE		236,900		101,310
SOVEREIGN BANCORP INC	Common Stock	845905108	11,115	501,600	SH		SOLE		376,500		125,100
SPRINT CORP (FON GROUP)	Common Stock	852061100	328	14,398	SH		SOLE		1,250		13,148
STORAGE TECHNOLOGY CORP	Common Stock	862111200	17,685	574,200	SH		SOLE		319,600		254,600
SUBURBAN PROPANE	Common Stock	864482104	506	14,700	SH		SOLE				14,700
SYBRON DENTAL SPECIALTIES,	Common Stock	871142105	19,399	540,376	SH		SOLE		388,766		151,610
TD BANKNORTH INC	Common Stock	87235A101	355	11,370	SH		SOLE		8,330		3,040
TJX COS INC	Common Stock	872540109	25,123	1,020,000	SH		SOLE		545,300		474,700
PAGE COLUMN TOTALS			444,783								

</TABLE>

<PAGE>
<TABLE>
<CAPTION>

FORM 13 F

03/31/05

REPORTING MANAGER : David J. Greene and Company, LLC

PAGE 5

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (x$1000)	SHARES / PRN AMT	SH/ PRN	PUT/ CALL	INVESTMENT DISCRETION	OTHER MANAGERS	VOTING AUTHORITY SOLE	SHARED	NONE
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>		<C>
TARGET CORP	Common Stock	87612E106	240	4,800	SH		SOLE				4,800
TECUMSEH PRODUCTS CO - CL	Common Stock	878895200	15,036	379,594	SH		SOLE		270,400		109,194
TELEDYNE TECHNOLOGIES	Common Stock	879360105	11,254	359,542	SH		SOLE		259,200		100,342
3M CO	Common Stock	88579Y101	411	4,800	SH		SOLE				4,800
TIBCO SOFTWARE INC	Common Stock	88632Q103	14,281	1,916,917	SH		SOLE		1,347,700		569,217
TIME WARNER INC	Common Stock	887317105	7,632	434,890	SH		SOLE		161,400		273,490
TORONTO-DOMINION BANK	Common Stock	891160509	225	5,452	SH		SOLE		3,996		1,456
TYSON FOODS INC - CL A	Common Stock	902494103	5,147	308,571	SH		SOLE		246,200		62,371
UNDERGROUND SOLUTIONS	Common Stock	904323102	14	40,000	SH		SOLE		40,000		
UNIFI INC	Common Stock	904677101	2,682	800,659	SH		SOLE		655,900		144,759
UNISYS CORP	Common Stock	909214108	24,462	3,464,924	SH		SOLE		2,508,500		956,424
UNITED PARCEL SERVICE INC	Common Stock	911312106	291	4,000	SH		SOLE				4,000
UNITED TECHNOLOGIES CORP	Common Stock	913017109	242	2,384	SH		SOLE				2,384
UNOCAL CORP	Common Stock	915289102	7,088	114,900	SH		SOLE		111,100		3,800
UTSTARCOM INC	Common Stock	918076100	12,119	1,106,753	SH		SOLE		614,388		492,365
VALASSIS COMMUNICATIONS	Common Stock	918866104	13,080	374,152	SH		SOLE		269,400		104,752
VERIZON COMMUNICATIONS	Common Stock	92343V104	2,958	83,318	SH		SOLE		12,118		71,200
VISTEON CORP	Common Stock	92839U107	8,568	1,500,545	SH		SOLE		1,059,400		441,145
VODAPHONE GROUP PLC	Common Stock	92857W100	278	10,470	SH		SOLE		35		10,435
WABTEC CORP	Common Stock	929740108	13,050	636,909	SH		SOLE		455,850		181,059
WACHOVIA CORP (NEW)	Common Stock	929903102	3,353	65,860	SH		SOLE		10,858		55,002
WASHINGTON MUTUAL INC	Common Stock	939322103	11,988	303,495	SH		SOLE		130,595		172,900
WASTE MANAGEMENT INC	Common Stock	94106L109	11,641	403,500	SH		SOLE		228,000		175,500
WATCHGUARD	Common Stock	941105108	1,034	320,230	SH		SOLE		212,600		107,630
WAVECOM SA - ADR	Common Stock	943531103	6,303	1,182,487	SH		SOLE		818,137		364,350
WELLPOINT INC	Common Stock	94973V107	201	1,600	SH		SOLE				1,600
WENDY'S INTERNATIONAL INC	Common Stock	950590109	211	5,400	SH		SOLE		5,100		300
WYETH	Common Stock	983024100	228	5,408	SH		SOLE				5,408
YUM BRANDS INC	Common Stock	988498101	17,533	338,416	SH		SOLE		185,700		152,716
ZORAN CORP	Common Stock	98975F101	5,710	551,730	SH		SOLE		388,200		163,530
RENAISSANCE RE HLDGS LTD	Common Stock	G7496G103	3,278	70,200	SH		SOLE		70,200		
RADWARE LTD	Common Stock	M81873107	7,622	324,750	SH		SOLE		238,500		86,250
CNH GLOBAL N.V.	Common Stock	N20935206	21,182	1,127,286	SH		SOLE		793,220		334,066
PAGE COLUMN TOTALS			229,344								
AGGREGATE COLUMN TOTALS			2,033,330								

</TABLE>

Exhibit E

CONFIDENTIAL OFFERING MEMORANDUM

THE DJG SMALL CAP VALUE FUND

(A Diversified Co-mingled, Investment Account)

Sponsored by

DAVID J. GREENE AND COMPANY, LLC

Securities Offered:	Units in the Fund
Minimum Purchase:	Generally, $1,000,000

THE FUND IS ADMINISTERED AS A CO-MINGLED INVESTMENT ACCOUNT IN WHICH EACH INVESTOR OWNS AN UNDIVIDED INTEREST. AN INVESTMENT IN THE FUND IS SIMILAR TO HAVING A MANAGED INVESTMENT ACCOUNT WITH AN INVESTMENT ADVISER. THE UNITS ARE NOT TRANSFERABLE.

YOU SHOULD READ THE COPY OF THE FUND AGREEMENT INCLUDED AS PART OF THIS MEMORANDUM FOR COMPLETE INFORMATION CONCERNING THE RIGHTS AND OBLIGATIONS OF THE PARTIES TO THE FUND AGREEMENT.

Name of Offeree

Memorandum No.

June 7, 2004

NOTICES

THE UNITS OF THE DJG SMALL CAP VALUE FUND (THE "**FUND**") OFFERED PURSUANT TO THIS CONFIDENTIAL OFFERING MEMORANDUM (THIS "**MEMORANDUM**") HAVE NOT BEEN RECOMMENDED, APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER REGULATORY AUTHORITY. NO SUCH COMMISSION OR AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS MEMORANDUM.

THE UNITS HAVE NOT BEEN REGISTRED UNDER THE SECURITIES ACT OF 1933 (THE "**1933 ACT**") OR APPLICABLE STATE SECURITIES LAWS. THE UNITS MAY NOT BE RESOLD OR TRANSFERRED EXCEPT (1) PURSUANT TO REGISTRATION UNDER OR EXEMPTION FROM THE 1933 ACT OR APPLICABLE STATE SECURITIES LAWS AND (2) IN ACCORDANCE WITH THE TERMS OF THIS MEMORANDUM.

THE FUND IS EXEMPT FROM REGISTRATION FROM THE INVESTMENT COMPANY ACT OF 1940 (THE "**COMPANY ACT**"), PURSUANT TO SECTION 3(c)(7) THEREOF.

INVESTORS MUST BE U.S. PERSONS WHO ARE (1) "ACCREDITED INVESTORS" AS DEFINED UNDER THE 1933 ACT, (2) "QUALIFIED PURCHASERS" AS DEFINED UNDER THE COMPANY ACT, (3) KNOWLEDGEABLE AND EXPERIENCED IN FINANCIAL AND BUSINESS MATTERS SUCH THAT THEY ARE CAPABLE OF EVALUATING THE MERITS AND RISKS OF THE ACQUISITION OF UNITS, (4) WILLING AND ABLE TO BEAR THE ECONOMIC RISKS OF THIS INVESTMENT, AND (5) SOPHISTICATED INVESTORS WHO ARE ABLE TO BEAR A SUBSTANTIAL OR COMPLETE LOSS OF THEIR CAPITAL CONTRIBUTIONS. INVESTORS MUST ACQUIRE THE UNITS SOLELY FOR THEIR OWN ACCOUNT, FOR INVESTMENT PURPOSES ONLY AND NOT WITH AN INTENTION OF DISTRIBUTION, TRANSFER OR RESALE.

THIS MEMORANDUM CONSTITUTES AN OFFER ONLY IF THE NAME OF THE PROSPECTIVE INVESTOR APPEARS ON THE COVER PAGE AND ONLY IF DELIVERY OF THIS MEMORANDUM IS AUTHORIZED BY THE FUND. ANY REPRODUCTION OF THIS MEMORANDUM OR THE DIVULGENCE OF ANY OF ITS CONTENTS, WITHOUT THE PRIOR WRITTEN CONSENT OF THE FUND, IS PROHIBITED.

NO OFFERING LITERATURE OR ADVERTISING SHALL BE EMPLOYED IN THE OFFERING OF THE UNITS EXCEPT FOR THIS MEMORANDUM. NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY REPRESENTATION OR WARRANTY OR PROVIDE ANY INFORMATION WITH RESPECT TO THE UNITS EXCEPT THE INFORMATION CONTAINED IN THIS MEMORANDUM. NEITHER THE DELIVERY OF *THIS MEMORANDUM* NOR ANY *SALES MADE HEREUNDER SHALL* CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE MATTERS DISCUSSED HEREIN SINCE THE DATE HEREOF.

THIS MEMORANDUM SHOULD NOT BE CONSTRUED AS INVESTMENT, LEGAL OR TAX ADVICE. EACH PROSPECTIVE INVESTOR IS URGED TO SEEK INDEPENDENT INVESTMENT, LEGAL AND TAX ADVICE CONCERNING INVESTING IN THE FUND.

THE FUND SHALL MAKE AVAILABLE TO EACH PROSPECTIVE INVESTOR PRIOR TO THE PURCHASE OF UNITS THE OPPORTUNITY TO ASK QUESTIONS AND RECEIVE ANSWERS CONCERNING THE OFFERING OF UNITS AND TO OBTAIN ADDITIONAL INFORMATION, TO THE EXTENT THE FUND POSSESSES SUCH INFORMATION OR CAN ACQUIRE IT WITHOUT UNREASONABLE EFFORT OR EXPENSE.

THIS MEMORANDUM DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR OTHER JURISDICTION IN WHICH AN OFFER OR SOLICITATION IS NOT LAWFUL OR AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO.

FOR FLORIDA RESIDENTS ONLY

SALES TO PERSONS IN FLORIDA ARE BEING MADE IN RELIANCE ON THE EXEMPTION FROM REGISTRATION CONTAINED IN SECTION 517.061(11) OF THE FLORIDA SECURITIES AND INVESTOR PROTECTION ACT. WHEN SALES ARE MADE TO FIVE (5) OR MORE PERSONS IN FLORIDA, ANY SUCH SALE IS VOIDABLE BY THE PURCHASER WITHIN THREE (3) DAYS AFTER (A) THE DATE THE PURCHASER FIRST TENDERS CONSIDERATION TO THE ISSUER, AN AGENT OF THE ISSUER OR AN ESCROW AGENT OR (B) THE DATE THE AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO SUCH PURCHASER, WHICHEVER OCCURS LATER

TABLE OF CONTENTS

SUMMARY

The following summary is intended to highlight certain information contained in the body of this Memorandum and is intended for reference only. You should read the entire Memorandum including the Exhibits and Appendix I attached hereto carefully before determining whether invest in the Fund. Defined terms not defined when first used are defined under the applicable headings below.

THE FUND

The Fund

The DJG Small Cap Value Fund is a diversified co-mingled investment account. The Fund was formed on July 9, 1997. The principals of the Sponsor, through an investment partnership, made an initial investment of $500,000 and may make further investments as additional outside funding is received. Certain principals of the Sponsor have also made individual investments in the Fund. The aggregate amount of such investments is approximately 3% of the assets of the Fund.

Sponsor

David J. Greene and Company, LLC (the "**Sponsor**", "**we**" or "**us**"), 599 Lexington Avenue, 12th Floor, New York, New York 10022, 212-371-4200. The Sponsor is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "**Advisers Act**").

Investment Objective

The Fund's investment objective is to achieve long-term capital appreciation by applying our long-held value disciplines to the small capitalization equities market. The Fund seeks to outperform the Russell 2000 Value or the Russell 2000 index over a complete market cycle. Our bottom-up approach to the analysis of equities, with an emphasis on special situations, focuses on small capitalization securities.* We anticipate that the average weighted market capitalization for the Fund will be no more than two times the weighted average of the Russell 2000 Value index. We seek to identify companies that we believe are selling at significant discounts to their intrinsic

* Defined as securities of companies with total equity market capitalizations between $100 million and $4 billion at the time of purchase, though the Fund may, from time to time, invest in public companies with somewhat larger or smaller total equity market capitalizations.

values where managements' game plans will lead to narrowing of the price/value gap. Intrinsic value is based on our evaluation of fundamentals such as cash flow, free cash flow generation, returns on invested capital, and hidden asset value (i.e., franchise value).

There can, of course, be no assurance that the foregoing investment objective will be met.

Investments

To meet its objective, the Fund may purchase listed common and preferred stocks and fixed income securities listed on a national securities exchange or the NASDAQ National Market, including certificates of deposit, ADRs, commercial paper, fixed-income securities which are convertible into equity securities, government and other non-convertible debt securities and securities of companies in bankruptcy, and may purchase puts and write covered call options. In addition, the Fund may invest in "risk arbitrage positions," which include securities that may become exchangeable for cash or other securities as a result of the issuer being an announced candidate for a merger, acquisition, restructuring or similar transaction, or securities the issuer of which has been the subject of a filing on Schedule 13D under the Securities Exchange Act of 1934 (the "**1934 Act**") (collectively, "**Securities**").

Investment Selection Process

The Sponsor employs a systematic process of identifying small capitalization public companies. As a starting point, we screen for generally overlooked value indicators. Once attractive investment candidates are identified, intensive bottom-up fundamental research begins, including examination of financial statements, meetings with company management and evaluations of competitors. During the process, we also seek to identify event-driven stocks selling at discounts to their intrinsic values. Event-driven stocks include those related to significant corporate restructurings or the occurrence of other major non-operating events, such as major management changes, substantial share repurchases, spin-offs, split-ups and liquidations.

Dividends and interest are not prime considerations in the purchase of Securities, but they are considered in relation to the total expected return of the investment.

Investment Restrictions

The Fund will not:

- purchase or sell real estate or interests in real estate, (but may purchase marketable Securities of companies holding real estate or interests in real estate);
- make loans, except by the purchase of a portion of an issue of bonds, debentures or other debt Securities;
- borrow money, purchase Securities on margin or engage in repurchase transactions;
- sell any equity or debt Securities short;
- without the prior approval of the Sponsor's Investment Committee, invest more than 5% of the Fund's Net Asset Value (as defined below) (at the time of purchase) in the Securities of any one issuer;
- acquire interests in any equity securities of any partnerships, limited liability companies or any other entities classified as partnerships for income tax purposes;
- invest in Securities of any company whose defined contribution plan is an investor in the Fund unless the Plan's governing instrument contains a specific authorization for such an investment;
- purchase or sell commodities or commodity contracts, although the Fund may purchase marketable Securities of companies holding commodities or commodity contracts;
- invest in options (except the Fund may purchase puts and write call options against Securities held in its portfolio);
- invest in Securities of a foreign issuer, unless they are directly listed on a national security exchange or NASDAQ, or otherwise listed as ADRs;
- invest in initial or secondary public offerings which trade at a premium when secondary

- market trading begins (so-called "hot issues"); or

- invest in unregistered "restricted" Securities or in private placements.

The foregoing are the only investment restrictions on the Fund.

Risk Factors

An investment in the Fund is very speculative and could involve the following risks to you:

- Loss of your investment and certain conflicts of interest. See the sections titled "Risk Factors" and "Conflicts Of Interest" for a more detailed discussion.

- Liquidity will be limited because of transfer restrictions and because of the absence of any market for the Units.

- You will have no control over the Fund's business.

- Your annual tax liability for any taxable income from your investment will likely exceed cash distributions to you from the Fund.

THE OFFERING

Securities Offered

Units in the Fund ("**Units**") are being offered to Eligible Investors pursuant to a private placement exemption under Regulation D of the Securities Act of 1933 (the "**1933 Act**").

The Offering

Units are being offered on the first day of each month at a price per Unit based on the Net Asset Value (as defined below) of the Fund at the last business day of the preceding month. We reserve the right to admit investors at other times. See "Administration of the Fund."

Units in the Fund are being offered only by the Sponsor. No selling fees or commissions will be charged.

Minimum Subscription

- The minimum initial subscription is $1,000,000 for new subscribers.

- Lesser subscription amounts may be accepted subject to approval of the Sponsor.

- Any initial or additional subscriptions may be accepted or rejected in whole or in part in the sole and absolute discretion of the Sponsor.

Eligible Investors

"**Eligible Investors**" are required to be "U.S. persons" (as defined in the Subscription Agreement) and must qualify both as "qualified purchasers" under the Investment Company Act of 1940, as amended (the "**1940 Act**") and as "accredited investors" under the 1933 Act and come within one of the following categories:

- state and local pension funds; private pension, profit sharing and stock bonus trusts, including jointly administered multi-employer pension funds (the "**Plans**"), that are exempt from federal income taxation under section 501(a) of the Internal Revenue Code of 1986, as amended (the "**Code**");

- other entities, such as foundations, educational institutions and medical organizations, that are exempt from federal income taxation under section 501(c)(3) of the Code;

- Individual Retirement Funds (as defined under "ERISA Considerations");

- government plans; and

- individual investors.

Also, certain of our "knowledgeable employees" will be eligible to invest in the Fund even though they do not meet the qualified purchaser requirements.

Offering Limitations

The number of investors in the Fund will be limited to 100 in order to assure that the Fund will satisfy the safe harbor for avoiding publicly traded status set forth in Treas. Reg. § 1.7704-1(h) and will be excepted from registration as an investment company under Section 3(c)(1) of the 1940 Act.

Subscription Procedure

In order to purchase a Unit, you must:

- complete, execute and deliver to us two copies of

the Subscription Agreement, together with such other supplementary documents as we request; and

- pay the full amount of your subscription by check or wire transfer or as otherwise provided in accordance with the instructions in the Subscription Agreement.

ADMINISTRATION OF THE FUND

Fees and Expenses Payable by the Fund

Fund Management Fee. The Sponsor receives a Fund Management Fee, payable monthly, equal to the following percent per annum of the Fund's Net Asset Value:

.85% on the first $50,000,000 of assets,

.80% on the next $25,000,000 of assets; and

.75% on the assets in excess of $75,000,000.

Operating Expenses. The Fund pays all of its other expenses, including, brokerage and commission expenses in connection with transactions executed for the Fund (including brokerage commissions payable to the Sponsor at its competitive rate in the event the Sponsor effects transactions on behalf of the Fund), charges and expenses of the Fund's lawyers and accountants, and any Custodian, tax accounting, and transfer fees.

Custodian

Bear Stearns Securities Corp., a registered broker-dealer, serves as custodian of the assets of the Fund (the "**Custodian**") and as the Fund's prime broker in accordance with the terms of various agreements between the Custodian and the Fund. We reserve the right, in our sole discretion, to remove the Custodian and/or to replace the Custodian with another custodian and/or prime broker. Bear Stearns Securities Corp. has acted as the Sponsor's fully disclosed clearing agent since June, 2000.

Brokerage

The Fund will execute, clear and settle the Fund's transactions with firms that are registered under the 1934 Act as broker-dealers, including the Custodian. We also may act as a broker on behalf of the Fund at such times as we deem appropriate.

Withdrawal of Units

An investor may redeem all or a portion of its Units, without penalty, generally as of the last business day of any month ("**Redemption Valuation Date**") on at least 30 days' (60 days' in the case of a redemption in kind) prior written notice ("**Redemption Notice**"); provided, however, that no withdrawal, except a complete withdrawal, shall be permitted if the partial withdrawal would result in decreasing an investor's investment to less than $1,000,000 immediately after such redemption. We may waive any of the withdrawal restrictions, including the minimum investment and the day of redemption.

Mandatory Withdrawals

We may direct the redemption, without charge, of all or any part of the Units of any investors as of the last business day of any month upon at least 30 days' prior written notice for any reason deemed necessary or appropriate by us in our sole discretion and in accordance with our fiduciary duty to the investors.

Distributions

Any distributions will be made in our sole and absolute discretion. We do not currently intend to make any distributions.

Transferability

The Fund will not register the transfer of any Unit to a transferee unless approved by us. There is no public or secondary market for the Units, and we do not believe a public or secondary market will develop for the Units.

Reports

Investors will receive quarterly updates, annual reports and all reports.

Federal Income Tax Considerations

The Fund will be treated as a partnership for Federal income tax purposes. You will be required to report on your own tax return and pay all applicable income taxes on your allocable share of the Fund's taxable income, whether or not any cash distributions are made to you. You should satisfy yourself as to the income tax consequences of an investment in the Fund with specific reference to your own tax situation by obtaining advice from your own tax counsel before purchasing each Unit.

Fiscal Year

The fiscal year of the Fund is the calendar year.

Auditors

BDO Seidman acts as auditors to the Fund and the Sponsor.

Legal Counsel

Katten Muchin Zavis Rosenman has passed upon legal matters for the Fund and the Sponsor.

Anti-Money Laundering

Verification of Subscribers' Identities and Subscription Sources. As part of your subscription and the Fund's responsibility for the prevention of money laundering, and to assist in the world-wide effort to combat terrorism, the Sponsor, on behalf of itself and the Fund, will require a detailed verification of your identity and the source of the funds for your payment. The amount of detail required will depend on the circumstances of each Subscriber.

By way of example, an individual will be required to produce a copy of a passport or driver's license, together with evidence of his/her address, such as a utility bill or bank statement and date of birth. Entity subscribers will be required to produce certified formation documents and information on their directors (or equivalent persons) and beneficial owners. References also may be requested.

The Sponsor reserves the right to request such information as it deems necessary to verify your identity and the source of your subscription payment. In the event of delay or failure by you to produce any information required for verification purposes, the Sponsor may refuse to accept your Subscription Application and all subscription monies relating thereto, or may refuse to honor a withdrawal request until proper information has been provided by you.

Suspicious Activities. If the Fund or the Sponsor has a suspicion that a payment to the Fund (by way of subscription or otherwise) contains the proceeds of criminal conduct, or knows or suspects that another person is engaged in money laundering, that person may report such suspicion to the appropriate authorities. The Fund, the Sponsor and any agent of the Fund will not incur any liability for adhering to the Fund's responsibilities under its anti-money laundering program, and will be indemnified by the Subscriber for any losses which the Fund or its principals or agents may incur for doing so.

Prohibited Investors. If the Fund determines that any investor is a Prohibited Investor as defined in Addendum I to the Subscription Documents, the Fund may, among other things, freeze that investor's assets in the Fund and notify appropriate legal authorities.

Additional Information

You are invited to meet with us for a further explanation of the terms and conditions of this offering of Units and to obtain any additional information necessary to verify the information contained herein, to the extent we possess such information or can acquire it without unreasonable effort or expense. Requests for such information should be directed to Clarissa Moore, telephone 212-371-4200; facsimile 212-750-4331; or e-mail at: cmoore@djgreene.com.

RISK FACTORS

The identification of attractive investment opportunities is difficult and involves a significant degree of uncertainty. Returns generated from the Fund's activities may not adequately compensate you for the business and financial risks assumed. The Fund will be subject to those market risks common to funds investing in all types of Securities, including the prospect that prices of the securities in which the Fund will invest may be volatile. Subscribers should consider the following risks before investing in the Fund.

Small Capitalization Securities

The Fund's Net Asset Value will fluctuate based on the market value of its portfolio positions. Smaller capitalization issues may be more volatile than the securities of larger companies due to, among other things, reduced liquidity of the shares traded. Such reduced liquidity and other factors could adversely affect the timing and price of the Fund's acquisition and disposition of Securities.

Smaller capitalization stocks as a group may not respond to general market rallies or downturns as much as larger capitalization issues due to, among other things, (1) a lack of diversification in the business activities, (2) limited product lines, (3) markets or financial resources of smaller capitalization companies, and (4) correspondingly greater susceptibility to changes in their business cycles.

Limited Investment History

The Fund has a limited operating history. There can be no assurance that the Fund will achieve its objectives or provide a return to subscribers. Though we have prior experience in managing investment advisory accounts, there can be no assurance that the Fund's future performance will be similar to the Fund's or our past performance.

Put and Call Options

The seller (writer) of a covered call option (i.e., the writer has a long position in the underlying security) assumes the risk of a decline in the market price of the underlying security to a level below the purchase price of the underlying security, less the premium received on the call option. The writer of a covered call option also gives up the opportunity for gain on the underlying security above the exercise price of the call. The buyer of a put option assumes the risk of losing the premium it paid to purchase the option. The loss on the put option is offset, in whole or in part, by any gain in the market price of the underlying security.

Risk Arbitrage Transactions

Securities may be purchased at prices below the anticipated value of the cash, securities or other consideration to be paid or exchanged for such Securities in a proposed merger, exchange offer, tender offer or other similar transaction. If the proposed merger, exchange offer, tender offer or other similar transaction later appears likely not to be consummated or in fact is not consummated or is delayed, the market price of the Securities may decline and result in losses to the Fund if such Securities are sold, transferred or exchanged for Securities or cash, the value of which is less than the purchase price.

Indemnification of the Sponsor

The Sponsor, together with its members, principals, affiliates, officers and employees, will not be liable, responsible or accountable in damages or otherwise to the Fund or any of the investors for any act or omission performed or omitted by it in good faith on behalf of the Fund and in a manner reasonably believed by it to be within the scope of the authority granted to it, except when such action or failure to act constitutes negligence, gross negligence, fraud or willful misconduct. The will be indemnified by the Fund for any loss or expense suffered or sustained by it as a result of or in connection with any act performed by it within the scope of its duties including, without limitation, any judgment, settlement, reasonable attorneys' fees and other costs or expenses incurred in connection with the defense of any actual or threatened action or proceeding; provided, however, that such indemnity shall be payable only if the indemnitee acted in good faith and in a manner it reasonably believed to be in, or not opposed to, the best interests of the Fund and the investors.

CONFLICTS OF INTEREST

The Sponsor, and its principals, have in the past and may in the future act as sponsors of other funds engaged in trading Securities, or trade Securities on a discretionary basis for other clients. There is no restriction on the Sponsor, or on its members, principals, affiliates, officers or employees, with respect to purchasing or selling any Securities for their own accounts or for the account of any other client (advisory or otherwise) prior to, simultaneously with, or subsequent to any purchase or sale for the Fund, and there is no obligation to purchase or sell for the Fund any Security which the Sponsor, or its members, principals, affiliates, officers or employees, may purchase or sell for their own accounts or for the accounts for any other clients. In addition, the purchase of a Security for the Fund does not preclude subsequent purchases of such Security for any investor's individually-managed account with the Sponsor, should such Security be approved for the investor by its Investment Committee. Accordingly, the Sponsor, together with its principals may be making securities trading decisions for accounts other than the Fund's during the same period that it is managing the Fund's investments. In connection therewith, the Sponsor may use the same or different information and trading strategies as it utilizes in the performance of services for the Fund. It is likely that orders of the Fund may be executed in conjunction with orders for the accounts of other funds and clients managed by the Sponsor. The Sponsor and its principals will endeavor to achieve equitable treatment of all accounts (commensurate with size, investment objective and timing differences among such accounts) and to avoid any conflicts with regard thereto. Further, the Sponsor may act as a broker on behalf of the Fund at such times as the Sponsor deems appropriate. This may cause a potential conflict of interest between the Sponsor's duty to seek best execution of the Fund's brokerage transactions and its desire to allocate transactions to itself.

REGULATORY MATTERS

The Fund is intended to be substantially free of the regulatory and administrative burdens of a public mutual fund (e.g., various securities law filings will be eliminated, and the confidentiality of the Fund and the investors will be preserved). However, as the Fund will not be registered under either the 1940 Act or the 1933 Act, certain protections that would otherwise be available to shareholders of a registered investment company or a public company will not be available to the investors in the Fund. Similarly, neither the proxy provisions nor the periodic reporting requirements provided for under the federal securities laws will be applicable to the Fund. The Sponsor is, nevertheless, subject to the anti-fraud provisions of the federal securities laws.

SPONSOR

The Sponsor's predecessor in interest was established in 1952. The Sponsor is registered as an investment adviser under the Investment Advisers Act of 1940, as amended and is a member of the NASD, Inc. ("**NASD**") with approximately $2 billion under management. The Sponsor has eleven principals and a staff of approximately twenty professional and support persons, all of whom devote their full time to the business. The Sponsor views the Fund as a worthwhile adjunct to the investment advisory services it presently provides.

Set forth below is a brief description of the education and business background of the principals who serve as the managers of the Fund as well as the principals serving on the Investment Committee:

Fund Managers

Michael C. Greene. Mr. Greene is Chief Executive Officer and Chief Investment Officer of the Sponsor and is a member of the Investment and Executive Committees. He began his investment career at Drexel Burnham Lambert, where he gained substantial experience in fundamental analysis of companies, as well as perspective on the investment philosophies and needs of institutional clients. He joined the Sponsor as a research analyst in 1985, and became a principal of the Sponsor in 1988. From 1995-1998, Mr. Greene served as Co-Chief Executive Officer of the Sponsor with Alan I. Greene. Mr. Greene graduated from Colgate University with a BA Degree in Economics and earned an MBA in finance from New York University Graduate School of Business.

Benjamin H. Nahum. Mr. Nahum is a principal and Executive Vice President of the Sponsor. He joined the firm in 1991 as a Senior Research Analyst and became a principal of the Sponsor in 1992. Prior to joining the Sponsor, Mr. Nahum spent eight years as an analyst and trader with R. Lewis Inc. and MKI Securities. Mr. Nahum holds a B.A. from Clark University and a JD from Brooklyn Law School.

Investment Committee (In addition to the above Fund Managers)

Alan I. Greene. Mr. Greene is Chairman of the Investment Committee of the Sponsor and a member of its Executive Committee. He joined the Sponsor as a securities analyst in 1952, handling investment research, account analysis, and portfolio management. Mr. Greene took over leadership of the Sponsor in 1965 and moved to solidify the firm's focus on providing institutional investment management services. Under his leadership, the firm's assets under management have grown from approximately $100 million to close over $2 billion. Mr. Greene holds a B.A. degree from Colgate University.

Erwin A. Zeuschner. Mr. Zeuschner is a principal and Senior Vice President of the Sponsor in charge of the Investment Advisory Department and a member of the Investment Committee. From the outset, his more than 30-year career has been focused on investment. He holds an undergraduate degree in economics and an MBA from New York University. His investment skills and philosophy were developed at The Chase Manhattan Bank, where he headed investment research. In 1978, he became Chief Investment Officer of Chase Investors Management Corp., the bank's money management subsidiary, and Chairman of its Investment Policy Committee. He joined the Sponsor in 1980 with a strong value philosophy. As one of the firm's senior investment professionals, he is actively engaged in research and portfolio management.

The Sponsor will also utilize certain of our own analysts and administrative personnel to assist the Fund Managers in managing the Fund. The original, in-depth research of the Sponsor will support the Fund Managers as part of their investment decision making as will the other resources of the Sponsor.

FEES AND EXPENSES PAYABLE BY THE FUND

Fund Management Fee

The Sponsor receives a Fund Management Fee, payable monthly, equal to the following percent per annum of the Fund's Net Asset Value:

.85% on the first $50,000,000 of assets,

.80% on the next $25,000,000 of assets; and

.75% on the assets in excess of $75,000,000.

"Net Asset Value" means the total assets less the total liabilities of the Fund at any date based upon the accrual basis of accounting in accordance with generally accepted accounting principles consistently applied to reflect all gains and losses (whether realized or unrealized), income and expenses, liabilities and the Valuation of Securities (as defined below), with such adjustments as are necessary or advisable in the sole discretion of the Sponsor.

"Valuation of Securities" for purposes of determining the Net Asset Value of the Fund's Securities shall mean such value as the Sponsor may reasonably determine in accordance with the following:

In determining the value of Securities: Securities that are listed on a national securities exchange and/or the NASDAQ National Market and are freely transferable shall be valued at their last reported composite sales price used by the pricing service employed by the Custodian on the date of determination, or, in the case of listed options or if no sales occurred on such day, at the mean between the last "bid" and "ask" price at the close of business on such day. Securities traded over the counter other than on the NASDAQ National Market and which are freely transferable shall be valued at the mean between the last "bid" and "ask" price.

All values assigned to Securities and other assets by the Sponsor pursuant to this definition shall be final and conclusive as to all of the investors.

Operating Expenses

The Fund will pay all of its expenses, including the Fund Management Fee payable to the Sponsor, brokerage and commission expenses in connection with transactions executed for the Fund (including brokerage commissions payable to the Sponsor at its competitive rate in the event the Sponsor effects transactions on behalf of the Fund), charges and expenses of the Fund's lawyers and accountants, and any Custodian, layered tax accounting and transfer fees.

BROKERAGE ARRANGEMENTS

The Fund will execute, clear and settle the Fund's transactions with firms that are registered under the 1934 Act as broker-dealers, including the Custodian. The Sponsor also may act as a broker on behalf of the Fund at such times as we deem appropriate. Currently, trades executed by us will be cleared by Bear Stearns Securities Corp., however, we reserve the right to clear trades through other clearing brokers without notice to the investors. In such event, we will be subject to the same standards as described immediately below. By becoming a party to the Fund Agreement, you will be consenting to our executing transactions on behalf of the Fund; provided that those transactions are effected in accordance with Section 11(a) of the 1934 Act and Rule 11a2-2(T) thereunder and, with respect to investors that are Plans, in accordance with the provisions of the Prohibited Transaction Exemption No. 86-128. The Fund will not permit any broker to cross trade with the trades of any individual accounts that are managed. In no event will transactions be effected between the Fund and any other individual account we manage.

In selecting brokers to execute transactions, we need not solicit competitive bids and do not have an obligation to seek the lowest available commission cost. It is not our practice to negotiate "execution only" commission rates, thus, the Fund may be deemed to be paying for other products and services provided by the broker which are included in the commission rate. We will, based on our knowledge of the industry, attempt to have the Fund's brokerage arrangements competitive with similar situated funds. In making its selection of brokers, we take into account the broker's reliability, accuracy of recommendations on particular securities, reputation, financial responsibility, stability, ability to execute trades, nature and frequency of sales coverage, commission rate and responsiveness. In addition, in selecting brokers, we may consider the value of the following, either provided by the broker, or paid for by the broker (either by cash payments or by commissions) to be provided by others (collectively, "**Products and Services**"): brokerage (such as clearing, order routing, custodial and settlement services, special executions and block positioning) and research and research products and services, as described below.

Research may include, among other things, proprietary research from brokers, which may be written, oral or on-line. Research products may include, among other things, computers or terminals, computer databases, financial publications, and quotation equipment, in each case, to access research or which provide research directly. Research services may include, among other things, research concerning market, economic and financial data, statistical information, data on pricing and availability of securities, financial publications, electronic market quotations, performance measurement services, analyses concerning specific securities, companies or sectors, and market, economic and financial studies and forecasts. Research services may be in written or oral form or on-line.

We do not adhere to any rigid formulas in making the selection of brokers, but weighs a combination of the preceding criteria. The Fund has no fixed internal brokerage allocation procedures designating specific percentages of brokerage commissions to particular firms. We seek best execution in transactions for the Fund and will direct brokerage to firms providing Products and Services when they are able to provide best execution. In recognition of the value of Products and Services provided by a broker, we may effect securities transactions which cause the Fund to pay the broker an amount of commission in excess of the amount of commission another broker would have charged.

To the extent we can obtain Products and Services from, or to be paid for by, brokers at a commission rate which is not higher than the rate we customarily pay for brokerage services alone (although we may have to allocate more commission business to brokers who also provide Products and Services), we may do so. In exchange for the direction of commission dollars to certain brokers, credits may be generated which may be used by us to pay for the Products and Services provided by, or paid for by, such brokers. To the extent that such credits are generated or such Products and Services are obtained, we and the Fund will be receiving a benefit by reason of the direction of commissions. All such arrangements will comply with Section 28(e) of the 1934 Act.

Products and Services may be used by us in servicing some or all of our clients (including the Fund) and the clients of our affiliates. In addition, some Products and Services may not necessarily be used by the Fund even though its commission dollars provided for the Products and Services. The Fund, therefore, may not, in any particular instance, be the direct or indirect beneficiary of the Products or Services provided.

CUSTODIAN

Bear Stearns Securities Corp., a registered broker-dealer, serves as custodian of the assets of the Fund (the "**Custodian**") and as the Fund's prime broker in accordance with the terms of various agreements between the Custodian and the Fund, effective April 2, 2002. The agreements between the Custodian and the Fund authorize and direct the Custodian to accept into the Fund's account any cash and Securities delivered to it by or at our direction on behalf of the Fund and to effect transactions involving the Fund's assets on instruction. Among such transactions, we may from time to time direct the Custodian to invest cash assets of the Fund in short-term investment funds, including such investment funds created by the Custodian or its predecessors. We reserve the right, in our sole discretion, to remove the Custodian and/or to replace the Custodian with another custodian.

Under Section 15c3-3 of the 1934 Act, a broker-dealer such as the Custodian is required to segregate a customer's securities. If the Custodian fails to do so, the Fund may be subject to a risk of loss of the assets held by the Custodian in the event of the Custodian's bankruptcy. In the event of a failure of the Custodian, the United States Securities Investor Protection Corporation ("**SIPC**") provides a maximum of $500,000 of account insurance, only $100,000 of which may be taken in cash. A broker-dealer may also provide account insurance in excess of the SIPC amounts. For example, the Custodian currently provides an unlimited amount of excess account insurance for the Fund. The Custodian will also act as the prime broker for transactions handled for the Fund by unaffiliated broker-dealers. For a more detailed description please see "Brokerage Arrangements."

The Custodian has not participated in the sponsorship of the Fund or the formulation of the investment policies to be followed with respect to the Fund by the Sponsor. The investment management of the assets of the Fund is our exclusive responsibility. Furthermore, the Custodian has no duty, obligation or intention to review the investment of assets of the Fund, to advise us or to question our directions given to it.

PRIME BROKERAGE ARRANGEMENTS

The Custodian, as a prime broker, will, at our direction, enter into agreements to clear transactions for executing brokers (each, an "**Executing Broker**"). Each Executing Broker will carry an account, which will be treated as a broker-dealer credit account in the name of the Custodian for the benefit of the Fund. Pursuant to such agreements, the Custodian will accept for clearance and settlement trades executed for the Fund by the Executing Brokers. Further, the Custodian will be responsible for ensuring that each Fund transaction which it has not disaffirmed or given notice of an intention not to clear and settle because of the occurrence of certain events specified in such agreements, will be cleared and settled on behalf of the Fund and recorded on the Custodian's books in a cash account.

ADMINISTRATION OF THE FUND

The Fund will be administered as a co-mingled investment account in which each investor owns an undivided interest. An investment in the Fund is similar in various respects to having a managed investment account with an investment adviser. The Fund will file annual partnership income tax returns, will provide a Schedule K-1 to each investor in the Fund, and will allocate gains and losses (as determined for income tax purposes) in accordance with the partnership tax provisions of the Code. See "Certain Tax Considerations." Investors do not have the ability to replace the Sponsor, by vote or otherwise, and do not have the ability to change or modify the Fund's investment objectives or the Sponsor's investment selection process.

Redemption of Investments in the Fund

An investor may redeem all or a portion of its investment in the Fund, without penalty, generally as of the last business day of any month ("**Redemption Valuation Date**") on at least 30 days' (60 days' in the case of a redemption in kind) prior written notice ("**Redemption Notice**"); provided, however, that no withdrawal, except a complete withdrawal, shall be permitted if the partial withdrawal would result in decreasing an investor's investment to less than $1,000,000 immediately after such redemption. The Sponsor may waive any of the withdrawal restrictions, including the minimum investment and the day of redemption.

The Redemption Notice must specify the number of Units or dollar amount to be redeemed and the manner in which the redemption is to be affected (the date of receipt of the Redemption Notice is referred to as the "**Redemption Notice Date**"). The Sponsor will, based on such timely instructions, either (1) transfer (with a valuation as of the Redemption Valuation Date) to the investor's own account securities from the Fund's portfolio reflecting the undivided pro rata interest in the Fund represented by the Units to be redeemed (taking into account rounding to the nearest round lot, with cash adjustments), or (2) redeem (with a valuation as of the Redemption Valuation Date) the specified number of Units for cash (utilizing the Fund's available uninvested cash, if any).

Units will be redeemed for cash (by direct payment by the Fund or through an exchange arrangement upon the written direction to the Sponsor by all parties to the exchange) unless an investor requests, in the Redemption Notice, that its Units be redeemed in kind. Upon such a request, an investor will be entitled to receive its proportionate share of the assets that are held by the Fund on the applicable Redemption Valuation Date. Investors seeking payment in kind will be required to arrange for delivery of such Securities to a designated holder, such as a registered broker or sub-custodian. The Fund, through the Custodian, will provide such arrangements at an investor's request and expense. An investor may not make any redemptions of all or any part of its Units in the Fund except as described above.

The Sponsor may direct the redemption, without charge, of all or any part of the Units in the Fund owned by any or all investors as of the last business day of any month upon at least 30 days' prior written notice for any reason deemed necessary or appropriate by the Sponsor, in its sole discretion and in accordance with its fiduciary duty to the investors.

ERISA CONSIDERATIONS

The Sponsor may, subject to the limitations below and the other limitations herein, accept subscriptions from Employee Benefit Plans subject to ERISA ("**ERISA Plans**"), from IRAs, Keogh Plans which cover only self-employed persons and their spouses and other employee benefit plans which cover only the owners of a business and which are not subject to ERISA (collectively, "**Individual Retirement Funds**"), from government plans, church plans, foreign plans and any other employee benefit plans which are not subject to ERISA (collectively, "**Non-ERISA Plans**") and from other entities the assets of which are "plan assets" due to direct or indirect investments in such entities by ERISA Plans, Individual Retirement Funds, and Non-ERISA Plans (collectively, "**Plan Assets Entities**"). Individual Retirement Funds, ERISA Plans, Non-ERISA Plans and Plan Assets Entities are hereafter called "**Plans**".

Section 404(a)(1) of ERISA and the regulations promulgated thereunder by the United States Department of Labor (the "**DOL**") provide as a general rule that a fiduciary with respect to a Plan subject to ERISA must discharge his duties with respect to the Plan in a prudent manner and must consider several factors in determining whether to subscribe for Fund Units of the Fund. If a fiduciary with respect to any such Plan acts imprudently with regard to subscribing for Fund Units of the Fund, the fiduciary may be held personally liable for losses incurred by the Plan as a result of such imprudence. Among the factors that should be considered are (i) the diversification and liquidity of the Plan's portfolio; (ii) the potential returns on the proposed investment taking into account the risk of loss and opportunity for gain; (iii) the place the proposed investment would occupy in the Plan's portfolio taken as a whole; and (iv) whether the proposed investment is permitted under the documents and instruments governing the Plan.

The acceptance of a subscription by the Sponsor from a Plan does not constitute a representation or judgment by the Fund or the Sponsor that an investment in the Fund is an appropriate investment for that entity or that such an investment meets the legal requirements applicable to such entity. Those considering the purchase of Fund Units on behalf of a Plan remain responsible for the Plan's compliance with the legal requirements applicable to such entity. If the purchase of Fund Units is not prohibited under the governing documents of the entity or otherwise, the Plan fiduciary who decides to do so or who is instructed to do so can subscribe for Fund Units.

Plan Assets

Depending upon the relative Net Asset Value of Fund Units purchased by Plans, relative to purchases by other investors, the underlying assets of the Fund may be considered to be assets of the Plans investing in the Fund for regulatory compliance purposes. Under DOL regulations, when an ERISA Plan, Individual Retirement Fund or Plan Assets Entity acquires an equity interest in an entity such as the Fund, which interest is not a publicly offered security, as is the case with the Fund Units, the underlying assets of the entity will not be deemed "plan assets" if the "25% Ownership Limitation" is met. The 25% Ownership Limitation will be met if less than

25% of the aggregate equity interests in each class of equity of the entity are held by Plans (excluding equity interests held by any person with discretionary authority or control with respect to the entity, or affiliates of any such person). If the 25% Ownership Limitation is not met and Plans own Fund Units representing 25% or more of the aggregate Net Asset Value of all Fund Units (excluding any Fund Units held by the Sponsor or any of its affiliates), the underlying assets of the Fund will constitute "plan assets" of the investing ERISA Plans, Individual Retirement Funds and Plan Assets Entities. The 25% Ownership Limitation is applied when a person acquires or disposes of an equity interest in an entity.

The Sponsor will, in its sole discretion, determine whether to cause the Fund to comply with the 25% Ownership Limitation. The Fund expects that it will exceed the 25% Ownership Limitation, and consequently, it is likely that the underlying assets of the Fund will be treated as ERISA plan assets.

To the extent the assets of the Fund are deemed to be plan assets, the Sponsor will be a fiduciary with respect to each Plan subject to ERISA which holds Fund Units. In such circumstances, the general prudence and fiduciary responsibility provisions of ERISA will be applicable to the Sponsor with respect to each investment made by the Fund, and certain transactions entered into by the Fund may be prohibited transactions. In the event that any transaction would or might constitute a prohibited transaction under ERISA or the Code and no exemption for such transaction or transactions is readily available, the Sponsor reserves the right, upon notice to, but without the consent of, any investor, mandatorily to redeem any investor which is an ERISA Plan, Individual Retirement Fund, or Plan Assets Entity.

ERISA Investment Manager Status

Where (i) a fiduciary of a Plan subject to ERISA is a "named fiduciary," (ii) the fiduciary appoints an investment adviser to manage the assets of the Plan, and (iii) the investment adviser is a registered investment adviser under the Advisers Act (or under similar state law provisions) which acknowledges in writing that it is a fiduciary with respect to the Plan, the investment adviser can meet the requirements of an "investment manager" under Section 3(38) of ERISA and the fiduciary's liabilities can be partially limited with respect to the investment adviser's management of the Plan's assets. Thus, while the Plan fiduciary will remain responsible for the prudence of selecting the investment adviser, and for monitoring the investment adviser's actions, the fiduciary need not be responsible for any failure of the investment adviser to comply with ERISA's fiduciary standards or otherwise have any obligation to manage or invest any assets which are subject to the management of the adviser (unless the Plan fiduciary has actual knowledge of a breach of the investment adviser's fiduciary duties). In connection with the offering of the Fund Units, to the extent the Fund's assets are ERISA plan assets, the Plan fiduciary will have appointed the Sponsor as an investment adviser of the Plan's undivided interest in the Fund. However, if the Sponsor is not appointed as an ERISA investment manager, including if any of the conditions described above are not satisfied, the fiduciary of a Plan subject to ERISA will be responsible for both the selection and monitoring of the Sponsor *as well as* the Sponsor's compliance with the fiduciary standards and prohibited transaction rules of ERISA and the related provisions of the Code.

In the event of a breach of ERISA or the Code, a fiduciary of a Plan subject to ERISA can be personally liable for losses incurred by the Plan resulting from the fiduciary's breach of fiduciary duties (including lost profits) and a civil penalty imposed by the DOL, as well as significant excise taxes and other negative consequences.

Management of the Fund

As a fiduciary under ERISA, the Sponsor will be subject to ERISA's prohibited transaction provisions (and the generally mirror provisions of Section 4975 of the Code) in connection with the management of the Fund. Thus, unless an exception or exemption applies, the Sponsor is prohibited from allowing the Fund to engage in any transaction (including the buying or selling of securities or other property or any extension of credit) which it knows or should know is with a "party in interest," regardless of the reasonableness or fairness of the transaction. As a general matter, this would require the Sponsor to determine whether each transaction involving the assets of the Fund would give rise to a non-exempt prohibited transaction under ERISA. While blind open market trades should not cause prohibit transaction concerns, investments in other investment entities will need to be considered in light of the available exemptions. A party in interest, for these purposes, includes, without limitation: any fiduciary, administrator or service provider of any of the Plans or the Fund; an employer whose employees are covered by any of the Plans; and a union any of whose members are covered by any of the Plans. In addition, certain affiliates of the foregoing entities are also classified as parties in interest.

One available exemption might include the Department of Labor's Prohibited Transaction Class Exemption 84-14 ("PTCE 84-14"). Under PTCE 84-14, transactions entered into by the Sponsor involving unrelated parties in interest will be exempt, if the conditions of the exemption are met. Certain significant conditions of PTCE 84-14 include: (i) the Sponsor must be a "qualified professional asset manager" as defined in Part V(a) of PTCE 84-14 (which the Sponsor expects that it will be), (ii) the party in interest must not be the Sponsor or any of its affiliates, or any person that has, or has exercised, the authority to appoint or terminate the Sponsor as a fiduciary over the plan's assets or any person that exercises fiduciary authority in connection with the plan's decision to invest in, or maintain its investments in, the Fund. The result of these conditions are that the Sponsor will need to obtain representations, warranties and covenants from Plans that are subject to ERISA or the Prohibited Transaction provisions of the Code to facilitate compliance with these conditions.

Another available exemption might include the Department of Labor's Prohibited Transaction Class Exemption 86-128 ("PTCE 86-128"). PTCE 86-128 permits the Sponsor to act as broker-dealer on behalf of the Fund, if the conditions of the exemption are met. Certain significant conditions of PTCE 86-128 would include that the Sponsor be a broker-dealer and that certain additional reporting and disclosure requirements be met.

While the Sponsor will endeavor to comply with ERISA'S fiduciary standards and the prohibited transaction rules, there can be no guarantee that the good faith actions of the Sponsor will not result in a breach of fiduciary duty under ERISA. In this regard, the plan fiduciary is therefore urged to consult with its own legal counsel concerning these issues. Moreover, there can be no absolute assurance that the Sponsor will be able to determine whether a nonexempt prohibited transaction has occurred or might occur.

ERISA Fidelity Bond

The Sponsor will not purchase a fidelity bond satisfying the requirements of Section 412 of ERISA with respect to the assets of the Fund owned by ERISA Plans. If you are an ERISA Plan you must cause the Sponsor to be covered under your bond with respect to assets invested by you in the Fund.

Additional Fiduciary Considerations

Certain prospective Plan investors may currently maintain relationships with the Sponsor or any of its affiliates under which the Sponsor or any such affiliate provides investment advisory and/or management services to such entity. These relationships may cause the Sponsor or its affiliates to be deemed to be a fiduciary with respect to such Plan. As a result, an investment in the Fund by a Plan for which the Sponsor or any of its affiliates provide investment advisory and/or management services could possibly be interpreted to constitute a prohibited use of the plan assets of such entity because it has the effect of benefiting them. The Sponsor has determined that neither it nor any affiliate will recommend investment of any Plan assets in Fund Units with respect to which assets the Sponsor or any such affiliate may be a fiduciary, nor will the Sponsor or any affiliate allocate any such assets over which they have discretionary control to the Fund. Plan fiduciaries should make their own determination regarding whether any relationship the Plan investor (or its fiduciaries) maintains with the Sponsor or any of its affiliates would constitute a prohibited use of plan assets.

Reporting and Disclosure

Plan fiduciaries are responsible for complying with any reporting and disclosure requirements under ERISA or the Code resulting from an investment in the Fund. A Form 5500 (Annual Return/Report) is required to be filed by certain Plans investing in the Fund. Pursuant to DOL regulations, ERISA Plans investing in the Fund would need to include on their Form 5500 information relating to the fair market value of the Plan's investment in the Fund as of the close of the Plan's fiscal year, and the Plan's acquisition or disposition of any Fund Units. Moreover, to the extent the assets of the Fund are treated as plan assets, detailed information regarding the Fund's assets and liabilities and even the Fund's investment transactions may need to be reported on the Plan's Form 5500, unless the Sponsor elects to make an alternative filing directly with the DOL. Presently, the Sponsor intends to make such filing with the DOL. If the Plan's fiscal year differs from the Fund's fiscal year, the Plan investor may not be able to obtain valuation information on its Fund Units or on the underlying assets of the Fund as of the last day of the Plan's fiscal year.

Special Rules for Individual Retirement Funds

Individual Retirement Fund fiduciaries should consider the unique rules applicable to their Individual Retirement Fund before making an investment in the Fund. Although Individual Retirement Funds are subject to the prohibited transaction rules of the Code, Individual

Retirement Funds are not subject to ERISA's fiduciary standards, but may be subject to additional rules and regulations that could impact a decision to invest in the Fund. For example, IRAs are subject to special custody rules and are prohibited from investing in certain commingled investments. A violation of these custody rules or a prohibited commingling of the assets of an IRA in other than a common trust fund or common investment fund could result in the disqualification of the IRA and a deemed distribution of the IRA's assets to the beneficiary of the IRA.

Exempt Plans

Certain Plans may include the assets of governmental plans which are not subject to ERISA and church plans which often will not be subject to ERISA. Also, the above-described prohibited transaction provisions do not apply to governmental plans or church plans. However, such Plans are subject to prohibitions against certain related-party transactions under Section 503 of the Code, which prohibitions operate similar to the above-described prohibited transaction rules. In addition, the fiduciary of any governmental or church plan must consider applicable state or local laws, if any, and the restrictions and duties of common law, if any, imposed upon such plan before making an investment in the Fund.

Information Request

The Sponsor reserves the right to request from any investor or potential investor in the Fund such information as the Sponsor deems necessary to monitor Fund investments relating to Plans or potential Plan-related compliance concerns.

* * *

Plan fiduciaries that are prospective investors should consult with their own counsel concerning the appropriateness of an investment in the Fund, and the consequences under ERISA or other applicable law of an investment in the Fund, including all compensation arrangements.

CERTAIN INCOME TAX CONSIDERATIONS

The following is a summary of certain United States income tax considerations which may be relevant to you. It is impractical to set forth all aspects of Federal, state and local income tax law which may bear upon an investment in the Fund. The income tax considerations discussed below are necessarily general and may vary depending upon your particular circumstances. Therefore, you should consult their own professional tax advisors as to your tax consequences of this investment.

The discussion of Federal income tax consequences that follows is based on the Internal Revenue Code of 1986, as amended (the "**Code**"), judicial decisions and administrative regulations, rulings and practice, all of which are subject to change. The Fund has not sought a ruling from the Internal Revenue Service ("**IRS**") or an opinion of legal counsel as to any tax matters.

Treatment as "Partnership"

Under current U.S. Treasury Regulations, the Fund is classified as a partnership for Federal income tax purposes. The Fund also will be administered so that it should not be classified as a "publicly traded partnership" within the meaning of Section 7704(b) of the Code. Accordingly, the Fund will not be a taxable entity for Federal income tax purposes, but will be required to file an annual Federal and state partnership information income tax return. Each investor will be required to take into account in determining his or its income tax liability each year, his or its proportionate share of the Fund's income, gain and loss, whether or not any income is paid out to such investor.

As promptly as practicable after the end of each fiscal year, the Fund will provide each investor with a statement indicating the amounts representing such investor's share of the Fund's net capital gain or loss, dividends and other relevant information for purposes of enabling investors to report such amounts for income tax purposes.

The income tax returns of the Fund may be audited, and such an audit could lead to an audit of the tax returns of the investors. Such audits could result in the determination of tax deficiencies unrelated to the Fund. Furthermore, interest paid on tax deficiencies would likely not be deductible by most investors.

Tax Shelter Regulations; Disclosure

Recently finalized Regulations directed at abusive tax shelter activity and generally effective January 1, 2003 apply to transactions not conventionally regarded as tax shelters. Among other things, the Regulations require specified disclosures by certain persons that directly or indirectly participate in a "reportable transaction," as defined. A transaction involving an actual or deemed acquisition of an asset generally is a reportable transaction if it generates gross tax losses (whether or not offset by income or gains) equal to or greater than certain amounts (specified below), unless the transaction comes within one of several exclusions. While the exclusions generally cover most customary trading activity, they do not cover certain types of arbitrage and derivatives transactions, among others. Accordingly, it is possible that the Fund may participate in one or more reportable transactions. In that event, the Fund would be required to file an IRS Form 8886 with its tax return (which may increase its risk of being audited) and maintain a list identifying those investors (if any) that were allocated tax losses from the reportable transaction(s) equal to or greater than the specified amounts. (The amounts are, for taxpayers other than C corporations, $2 million from one or more reportable transactions in any taxable year, $4 million from one or more reportable transactions over any six-year period, or $50,000 of ordinary loss from any foreign currency transaction that is not otherwise excluded from the application of these rules.) An investor that is allocated tax losses from reportable transactions equal to or greater than the specified amounts must file an IRS Form 8886 with its own tax return for each year that the investor reports tax losses from the reportable transaction(s).

Tax Considerations For Tax-Exempt Investors

The Fund does not expect to generate any unrelated business taxable income ("UBTI"). Assuming that no UBTI is generated, tax-exempt investors will be unable to deduct expenses and losses of the Fund, even though any such items allocated to them will reduce the Unit Value of their Units.

Considerations For Investors Not Exempt from Federal Taxation

The Fund will allocate its taxable income, gains and losses among the investors in accordance with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder. Since gain or loss on the Fund's Securities generally will not be recognized by the Fund for tax purposes until the Securities are sold or disposed of, discrepancies may result between an investor's economic gain or loss (as reflected in the Unit Value) and his share of the gain or loss reported by the Fund for tax purposes.

The Fund will utilize a variety of trading strategies that may produce both short-term and long-term capital gain, as well as ordinary income. The Fund's trading strategies are not developed with a view to generating income of any particular character.

Under current tax law, a tax rate of 35% generally applies to ordinary income and short-term capital gains of non-corporate taxpayers and a top rate of 15% generally applies to capital gains from property held for more than 12 months ("long-term gain"). The excess of Fund capital losses over capital gains is deductible by a non-corporate taxpayer against capital gains from other sources, plus up to $3,000 of ordinary income each year. Unused capital losses may be carried forward indefinitely by a non-corporate investors, but may not be carried back by such investor. AS A RESULT OF THESE LIMITATIONS, AMONG OTHERS DESCRIBED HEREIN, AN INDIVIDUAL'S SHARE OF THE FUND'S CAPITAL LOSSES, IF ANY, WILL NOT MATERIALLY REDUCE HIS FEDERAL INCOME TAX ARISING FROM HIS ORDINARY INCOME FROM THIS AND OTHER SOURCES.

Under Code Section 67, an individual's miscellaneous itemized deductions for any year, including his investment expenses other than interest, are deductible in any year for regular income tax purposes only to the extent that they exceed 2% of his adjusted gross income, and are not deductible at all for alternative minimum tax purposes. The deductible portion, if any, of such expenses is further reduced by an amount equal to the lesser of 3% of an individual's adjusted gross income in excess of $100,000 (indexed for inflation) or 80% of an individual's otherwise allowable miscellaneous itemized deductions. Miscellaneous itemized deductions for these purposes do not include expenses incurred in connection with a trade or business. Unless the Fund is considered to be engaged in the trade or business of trading Securities, an individual's ability to deduct his share of Fund expenses (other than interest) will be limited as described above. This could result in an individual investor's having to report taxable income in excess of his economic profits from the Fund.

The Fund will file tax returns reflecting the position that its trading activity is not a passive activity for purposes of the passive activity loss limitations of Section 469 of the Code. Accordingly, for most taxable investors, taxable income generated by the Fund's transactions will not be permitted to be offset by passive activity losses from other investments, and tax losses generated by the Fund's transactions will not be affected by these limitations.

An investor generally will not recognize gain or loss on the receipt of marketable Securities upon a withdrawal from the Fund. An investor's basis in marketable Securities received upon withdrawal from the Fund generally will equal such investor's basis in his Units.

Future Tax Legislation

Legislation may be enacted in the future, and Treasury Regulations may be issued, that could be retroactive with respect to transactions entered into prior to the effective date thereof or could generally affect the Fund (or an investment therein). There can be no assurance that changes in the tax law applicable to this investment will not occur that could adversely affect the tax treatment of gains, losses and expenses arising from past or future activities of the Fund.

State and Local Taxes

In addition to the Federal income tax consequences described above, investors may be subject to various state and local taxes. (No such taxes are anticipated to be payable by the Fund in New York.) State and local tax laws may differ in various respects from Federal income tax law, and may impose additional limitations on the deductibility of various expenses and losses. Prospective investors should consult with their own professional tax advisors concerning the applicability of state and local taxes to an investment in the Fund.

* * *

The consequences of an investment in the Fund may vary depending on your particular circumstances. Accordingly, you are urged to consult your own tax advisor with respect to the effects of this investment on your own tax situation.

PLAN OF DISTRIBUTION

Units in the Fund are offered on behalf of the Fund by us, the Sponsor. No selling fees or commissions will be charged.

Units in the Fund generally are being offered on the first day of each month; provided, however, that we reserve the right to admit investors at other times. Investment funds received prior to 1:00 p.m. (New York time) on any business day will be deposited by us into the Fund's account on that day; investment funds received after 1:00 p.m. (New York time) will be so deposited as of the next succeeding business day (the date of deposit is referred to as a Contribution Date). Commencing on the Contribution Date, funds will be managed by the us pursuant to the Fund Agreement, the form of which is annexed hereto as Appendix I.

The number of Units ascribed to each such investor on the Contribution Date will be calculated at a price per Unit based on the Net Asset Value of the Fund at the last business day preceding the Contribution Date (any such last business day is hereinafter referred to as a "**Valuation Date**"). The number of Units purchased on the Contribution Date by an investor will equal such investor's investment divided by the per Unit value (the "**Unit Value**") of the Fund on the Valuation Date (i.e., the Net Asset Value of the Fund on the Valuation Date, divided by the aggregate number of Units held by all investors in the Fund, excluding new investors and redeeming investors, on the Valuation Date).

SUBSCRIPTION PROCEDURE

In order to invest in the Fund, you must (1) complete, execute and deliver two copies of the Subscription Agreement, together with such other supporting documents as we may request; and (2) pay the full amount of your subscription, by check or wire transfer or otherwise provided in accordance with the instructions in the Subscription Agreement, to the Sponsor at 599 Lexington Avenue, 12th Floor, New York, New York 10022, Attn: Clarissa Moore.

By executing the Subscription Agreement, you will become a party to the Fund Agreement, which sets forth the terms of your participation in the Fund. The Fund Agreement generally provides that the operation of the Fund, and your rights and responsibilities, will be as described in this Memorandum. For full information as to the contents of the Fund Agreement, you should read the Fund Agreement annexed hereto as Appendix I. The term of the Fund Agreement is one year, with automatic successive one year renewals, unless you notify us in writing, not less than 30 days prior to the commencement of any such extension, of your intention not to renew the Fund Agreement, in which case you will be considered to have requested a redemption of all of your Units for cash.

REPORTS TO INVESTORS

The Fund will provide to each investor a quarterly report setting forth the Fund's Net Asset Value, the Unit Value and the number of Units held by such investor. At the end of each fiscal year, the Fund will provide to each investor (1) a copy of the Fund's annual financial statement with respect to such year audited by BDO Seidman, the Fund's independent financial auditors; (2) a copy of Part II of the Sponsor's Form ADV; and (3) a statement disclosing the aggregate compensation received by the Sponsor in effecting transactions on behalf of the Fund on national securities exchanges on which the Sponsor is a member. In addition, as soon as practicable, but no later than 90 days after the end of each fiscal year, the Fund will furnish each investor with such information as may be necessary to enable the investor to file his federal income tax return and any required state income tax return. The Sponsor will provide copies of each of the foregoing to each subscriber prior to such subscriber's investing in the Fund. The Fund will also file with the DOL each year an auditor's report prepared by BDO Seidman as described in 29 C.F.R. §2550.103-12.

ADDITIONAL INFORMATION

You are invited to meet with the Sponsor for a further explanation of the terms and conditions of this offering of Units and to obtain any additional information necessary to verify the information contained herein, to the extent the Sponsor possesses such information or can acquire it without unreasonable effort or expense. Requests for such information should be directed to Clarissa Moore at the Sponsor, telephone 212-371-4200; facsimile 212-750-4331; or e-mail at: cmoore@djgreene.com.

Appendix I

THE DJG SMALL CAP VALUE

FUND AGREEMENT

David J. Greene and Company, LLC
The DJG Small Cap Value Fund
599 Lexington Avenue, 12th Floor
New York, New York 10022

Re: The DJG Small Cap Value Fund (the "Fund")

Gentlemen:

This letter when executed by you (the "Sponsor") will constitute an agreement between the Sponsor and the investor named in the Subscription Agreement (the "Subscription Agreement") dated of even date herewith, which is attached hereto as Exhibit A and made part hereof (the "Investor") relating to the Investor's subscription for Units in the Fund, a co-mingled investment account maintained and managed by the Sponsor. The terms of the operation and administration of the Fund and the rights and responsibilities of the investors in the Fund are set forth in the Fund's Confidential Memorandum dated June 7, 2004 (the "Memorandum"), which is attached hereto and made part hereof. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Subscription Agreement and the Memorandum.

The Investor and the Sponsor hereby agree as follows:

1. Redemptions. (a) All or any portion of an Investor's interest in the Fund may be redeemed, without penalty, subject to the provisions set forth in the Memorandum under "Redemption of Investments in the Fund."

(b) Upon the request by the Investor for redemption, the Sponsor may, and the Investor authorizes the Sponsor, pursuant to the Redemption Notice to be delivered to the Sponsor as described in "Redemption of Investments in the Fund," to take all such action as may be required to effect the redemption of the Investor's interest in the Fund.

2. Expenses and Management Fees. For its services in administering and serving as the investment adviser to the Fund, the Sponsor shall be entitled to receive directly from the Fund an annual Fund Management Fee as described in the Memorandum under "Compensation of the Sponsor." The Fund will bear all expenses described in the Memorandum under "Expenses of the Fund" and "Compensation of the Sponsor."

3. Investment Objectives. The investment objective of the Fund and the policies that will be followed in seeking to meet such objective are set forth in the Memorandum under "Investment Objectives," "Investment Selection Process" and "Investment Restrictions."

4. Indemnification; Exculpation. (a) The Sponsor together with its principals, members, affiliates, officers and employees, will not be liable, responsible or accountable in damages or otherwise to the Fund or any of the investors for any act or omission performed or omitted by it in good faith on behalf of the Fund and in a manner reasonably believed by it to be within the scope of the authority granted to it, except when such action or failure to act constitutes negligence, gross negligence, fraud or willful misconduct. The Sponsor will be indemnified by the Fund for any loss or expense suffered or sustained by it as a result of or in connection with any act performed by it within the scope of its duties including, without limitation, any judgment, settlement, reasonable attorneys' fees and other costs or expenses incurred in connection with the defense of any actual or threatened action or proceeding; provided, however, that such indemnity shall be payable only if the indemnitee acted in good faith and in a manner it reasonably believed to be in, or not opposed to, the best interests of the Fund and the investors. The Sponsor, at its own cost, may acquire insurance against any liability relating to the Sponsor's activities with respect to the Fund.

(b) If the Investor is not a Plan, the Sponsor shall not have any responsibilities with respect to assets of the Investor other than the Investor's investment in the Fund and any other investment advisory accounts to which the Sponsor is an adviser.

(c) If the Investor is a Plan, the Sponsor shall not be considered a fiduciary or have any other responsibilities with respect to assets of the investor other than Investor's investment in the Fund, any other investment advisory account or funds to which the Sponsor has agreed to be a manager. Except as may otherwise be specifically required by the Employee Retirement Income Security Act of 1974 ("ERISA"), the Sponsor shall not be responsible for any loss incurred by reason of any act or omission of any broker-dealer, custodian, or the undersigned (or any custodian), or other fiduciary of the Plan. The Investor acknowledges that the Sponsor will not purchase independently a fidelity bond satisfying the requirements of section 412 of ERISA with respect to the assets of the Fund owned by a Plan. The Investor shall cause the Sponsor to be covered, while the Investor owns an interest in the Fund, under the Investor's ERISA section 412 fidelity bond and will provide evidence with respect thereto to the Sponsor, if so requested.

5. Plan Subscribers. If the Investor is a Plan and if the underlying assets of the Fund are deemed "plan assets" within the meaning of Department of Labor regulation 29 CFR 2510.3-101, the Sponsor is hereby appointed as an "investment manager," as defined in section 3(38) of ERISA, with regard to the portion of the Plan's assets allocated to the Fund. The Sponsor hereby acknowledges that it is a fiduciary within the meaning of section 3(21)(A) of ERISA with respect to the assets of the Plan allocated to the Fund and represents and warrants that it is a registered investment adviser under the 1940 Act and meets the standards established by the Department of Labor for a "qualified professional asset manager," as set forth in Prohibited Transactions Class Exemption No. 84-14.

6. Sponsor Effected Fund Transactions. The Investor specifically authorizes the Sponsor to effect transactions on behalf of the Fund as well as to perform investment advisory services for the Fund, and the Investor agrees that the Sponsor may retain compensation in connection with effecting securities transactions for the Fund; provided that those transactions are effected in accordance with Section 11(a) of the Securities Exchange Act of 1934 and Rule 11a2-2(T) thereunder and, with respect to Investors that are Plans, in accordance with the provisions of Prohibited Transaction Exemption No. 86-128, Fed. Reg. 41686 (November 18, 1986).

7. Non-assignability. The Investor's interest in the Fund is not transferable or assignable by the Investor without the prior written consent of the Sponsor.

8. Term. The term of this Agreement shall commence on the date hereof and shall terminate on the first anniversary of such date; provided, however, that, unless the Sponsor or the Investor shall, not less than 30 days prior to the expiration of the term hereof, notify the other of its intention not to renew the term hereof, each shall be deemed to have consented to the renewal of this Agreement for a period of one year, and these renewal provisions shall again apply at the end of each such one-year period. If the Investor notifies the Sponsor in writing upon at least 30 days' prior written notice of its intention to terminate this Fund Agreement, the Investor will be considered to have requested a redemption of all of its interest in the Fund for cash.

9. The Custodian. The Investor hereby ratifies the appointment of Bear Stearns Securities Corp. (the "Custodian") as custodian and prime broker of the Fund pursuant to various agreements among the Custodian, the Fund and the Sponsor, and hereby authorizes the Sponsor to enter into with the Custodian, on behalf of the Fund, such other usual and customary agreements regarding the Custodian's handling of the Fund's assets as the Sponsor shall deem necessary and appropriate. The Custodian shall not be subject to any liability of the Investor, the Sponsor, or to any other person, firm or organization (including beneficiaries of any Plan or trust) for any investment made at the direction of the Sponsor or for any loss or diminution of assets of the Fund resulting from any action taken or omitted by the Sponsor or the Custodian at the direction of the Sponsor. The Custodian has not participated in the sponsorship of the Fund or the formulation of the investment policies to be followed with respect to the Fund by the Sponsor. The investment management of the assets of the Fund is the exclusive responsibility of the Sponsor. Further, the Custodian has no duty, obligation or intention to review the investment of assets of the Fund, to advise the Sponsor or to question directions given to it by the Sponsor.

10. Miscellaneous. (a) The Sponsor may act as investment adviser to other persons, firms or corporations, including commingled investment pools or entities similar to the Fund.

(b) Neither this Fund Agreement nor the Sponsor's management of the Fund shall be assigned (as defined in the 1940 Act) by the Sponsor without the consent of the Investor.

(c) The Sponsor may retain appropriate professional advisors, including accountants and legal counsel, and is hereby authorized to accept their findings and conclusions, including, but not limited to, conclusions concerning the valuation of the assets of the Fund and allocations of gains and losses to the respective Investor, and shall incur no liability for so doing.

(d) All notices required or permitted pursuant to this Agreement shall be in writing and shall be addressed to the parties at their addresses set forth herein, or at such other address as either party shall so specify.

(e) The section headings in this Agreement are for convenience only and shall be given no effect in construing or interpreting the provisions of this Agreement.

(f) This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof. The provisions of this Agreement may not be modified or waived except by written agreement executed by the party to be bound thereby.

(g) Except as otherwise provided in Section 514 of ERISA, this Fund Agreement shall be governed by and construed in accordance with the internal laws of the State of New York (without giving effect to the conflict of laws principles thereof) applicable to contracts, transactions and obligations entered into, and to be wholly performed, in the State of New York.

(h) The parties agree that any action or proceeding arising, directly, indirectly or otherwise, in connection with, out of, related to, or from, this Fund Agreement, any breach hereof, or any transaction covered hereby, shall be resolved, whether by arbitration or otherwise, within the State of New York. Accordingly, the parties consent and submit to the jurisdiction of the federal and state courts located within the State of New York. The parties further agree that any such action or proceeding brought by either party to enforce any right, assert any claim, or obtain any relief whatsoever in connection with this Fund Agreement shall be commenced by such party exclusively within the State of New York.

Very truly yours,

INVESTOR

David J. Greene and Company, LLC,
as attorney-in-fact

By:____________________
Name:
Title:

AGREED TO:

DAVID J. GREENE AND COMPANY, LLC
as Sponsor of the Fund

By:____________________________
Name:
Title:



David J. Greene and Company

David J. Greene and Company, LLC Investment Management 599 Lexington Avenue New York, NY 10022 Tel 212.371.4200 Fax 212.371.5059

September 26, 2005

Via Fed Ex – 8507 6417 9507

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549-3010

Re: Pall Corporation
Incoming letter dated July 26, 2005

Dear Sirs:

David J. Greene and Company, LLC ("Greene") respectfully requests reconsideration of your decision dated September 20, 2005, which granted the no-action request submitted by the Pall Corporation ("Pall") in its letter to the Commission dated July 26, 2005 (the "September 20th letter"). For the reasons set forth below, Greene believes the Staff erred in finding that Greene "appears to have failed to supply support sufficiently evidencing that it satisfied the minimum ownership requirement continuously for the one-year period as of the date it submitted the proposal".

Contrary to the conclusion reached in the September 20th letter, Pall has been, and is now, well aware of Greene's status as a shareholder and Greene has submitted clear and unequivocal evidence of its continuous ownership of Pall stock for the requisite one-year period. Although the September 20th letter does not indicate the basis for the Staff's conclusion, since our initial letter to Pall setting forth the proposed shareholder resolution was both timely and contained the requisite representations, we can only surmise that the reason the no-action request was granted was some confusion or misunderstanding as to whether Greene and that certain co-mingled account known as "the DJG Small Cap Fund", were, for 14a-8(b) purposes, one and the same (hereinafter the DJG Small Cap Fund is referred to as the "Fund").

As you know, this matter began with a letter from Greene to Pall dated June 7, 2005 containing a simple shareholder proposal calling for the annual election of directors (the "Proposal"). Thereafter, notwithstanding Pall's familiarity with Greene and its holdings, in presenting its no-action request to the Commission, Pall took the disingenuous position that Greene had not provided satisfactory evidence that it was a "record holder" of Pall shares so as to be eligible to submit the Proposal. In opposing Pall's no action request, Greene submitted the following documentation:



David J. Greene and Company

1. A letter dated June 7, 2005, signed by me on behalf of Greene stating that Greene had been a shareholder for more than one year, had held more than $2,000 worth of Pall stock continuously since April 2004, and confirming our intent to maintain ownership of the required number of shares through the date of the next annual shareholders meeting. That letter further confirmed that Greene intended to be present at the 2005 annual meeting to present the Proposal. (For ease of review, a copy of the letter dated June 7, 2005 is annexed as Exhibit A)

2. A letter dated June 30, 2005, signed by me on behalf of both Greene and the Fund confirming that the Fund owned securities of Pall having a market value of more than $2,000 and had continuously held such shares for more than a year, and further confirming that the Fund intended to hold the required number of shares through the date of the next annual shareholders meeting. That letter further confirmed that Greene and the Fund intended to be present at the 2005 annual meeting to present the Proposal. (For ease of review, a copy of the letter dated June 30, 2005 is annexed as Exhibit B)

3. Copies of the Fund's monthly brokerage statements from April 1, 2004 through May 31, 2005 evidencing the Fund's ownership of Pall shares. (For ease of review, a copy of those brokerage statements are collectively annexed as Exhibit C)

4. Copies of Greene's Form 13F for the quarters ending June 30, 2004 through the quarter ending March 31, 2005 (the most current 13F available at the time of the submission) evidencing Greene as having sole voting authority and discretion for Pall shares with a market value in excess of $20 million. (For ease of review, a copy of those Forms 13F are collectively annexed as Exhibit D)

5. A copy of the Fund's Confidential Offering Memorandum dated June 7, 2004, including a copy of the DJG Small Cap Fund Agreement, confirming that Greene was the sole Sponsor and manager of the Fund, Greene was the only entity authorized to act for the Fund, and that no legal entity could hold, purchase or sell securities on behalf of the Fund other than Greene. (For ease of review, a copy of the Fund's Offering Memorandum is annexed as Exhibit E)

In connection with the Staff's reconsideration, we are assuming that the Staff takes no issue with the sufficiency of the letters dated June 7, 2005 (Exhibit A) and June 30, 2005 (Exhibit B). We also assume that the twelve months of brokerage statements showing the Fund's continuous ownership of a substantial amount of Pall shares, when coupled with the aforementioned letters, would be sufficient to satisfy the eligibility requirements. We assume therefore, the only remaining basis for possibly concluding that Greene failed to make a satisfactory showing of eligibility would be the hyper-technical argument that Greene and the



David J. Greene and Company

Fund are not one and the same for Rule 14a-8 purposes and that therefore, the Fund should have been the initial proponent, not Greene.

Assuming we understand the Staff's position correctly, we urge the Staff to again review the Fund's Offering Memorandum and Agreement. The cover page of the Offering Memorandum makes it clear at the outset that the Fund is a co-mingled account and further, that investors in the Fund own Units representing an undivided interest that is non-transferable. On page 1 of the Memorandum, Greene is identified as the Sponsor, and on pages 12 – 13, Greene is identified as the manager of the Fund and the backgrounds of its principals who will act as "Fund Managers" are described in detail. Pages 3 and 4 of the Fund Agreement make it clear that Greene is the only legal entity that can act for the Fund. The Fund simply has no way to act, or to sign documents, or to advance a shareholder proposal, or to make an application to the Commission, other than through Greene.

To grant Pall's no-action request under these circumstances, and to thereby deprive Pall's shareholders of the opportunity to vote on the issue of the annual election of directors for at least another year, is to favor form over substance and to ignore the Commission's public commitment to a fair and full consideration of shareholder proposals. Accordingly we respectfully urge you to reconsider this issue and to deny the relief sought by Pall and direct that the Proposal submitted by Greene be placed before Pall's shareholders at the company's next annual meeting. Since that meeting is to occur in the very near future, we would further request that you act on this application as expeditiously as possible.

Very truly yours,

David J. Greene & Company, LLC
DJG Small Cap Fund

By______________
Lee D. Unterman

cc: Heywood Shelley (w/ encl.)



David J. Greene and Company

David J. Greene and Company, LLC Investment Management 599 Lexington Avenue New York, NY 10022 Tel 212.371.4200 Fax 212.371.5099

September 26, 2005

Via Fed Ex – 8507 6417 9518

U.S. Securities and Exchange Commission
Office of the Secretary
100 F Street, NE
Washington, DC 20549-3010

Re: Pall Corporation / Division of Corporate Finance No-action letter September 20, 2005

Dear Sirs:

David J. Greene and Company, LLC ("Greene") a federally registered investment adviser, respectfully appeals to the full Commission from the decision dated September 20, 2005 issued by the Office of Chief Counsel, Division of Corporate Finance, which granted the no-action request submitted by the Pall Corporation ("Pall") in its letter to the Commission dated July 26, 2005 (hereinafter the Staff's no-action letter is referred to as the "September 20th letter"). For the reasons set forth below, Greene believes the Staff erred in finding that Greene "appears to have failed to supply support sufficiently evidencing that it satisfied the minimum ownership requirement continuously for the one-year period as of the date it submitted the proposal".

Contrary to the conclusion reached in the September 20th letter, Pall has been, and is now, well aware of Greene's status as a shareholder and Greene has submitted clear and unequivocal evidence of its continuous ownership of Pall stock for the requisite one-year period. Although the September 20th letter does not indicate the basis for the Staff's conclusion, since our initial letter to Pall setting forth the proposed shareholder resolution was both timely and contained the requisite representations under Rule 14a-8, we can only surmise that the reason the no-action request was granted was some confusion or misunderstanding as to whether Greene and that certain co-mingled account known as "the DJG Small Cap Fund", were, for 14a-8(b) purposes, one and the same (hereinafter the DJG Small Cap Fund is referred to as the "Fund").

This matter began with a letter from Greene to Pall dated June 7, 2005 containing a simple shareholder proposal calling for the annual election of directors (the "Proposal"). Thereafter, notwithstanding Pall's familiarity with Greene and its holdings, in presenting its no-action request to the Commission, Pall took the disingenuous position that Greene had not provided satisfactory evidence that it was a "record holder" of Pall shares so as to be eligible to submit the Proposal. In opposing Pall's no action request, Greene submitted the following documentation:



David J. Greene and Company

1. A letter dated June 7, 2005, signed by me on behalf of Greene stating that Greene had been a shareholder for more than one year, had held more than $2,000 worth of Pall stock continuously since April 2004, and confirming our intent to maintain ownership of the required number of shares through the date of the next annual shareholders meeting. That letter further confirmed that Greene intended to be present at the 2005 annual meeting to present the Proposal. (For ease of review, a copy of the letter dated June 7, 2005 is annexed as Exhibit A)

2. A letter dated June 30, 2005, signed by me on behalf of both Greene and the Fund confirming that the Fund owned securities of Pall having a market value of more than $2,000 and had continuously held such shares for more than a year, and further confirming that the Fund intended to hold the required number of shares through the date of the next annual shareholders meeting. That letter further confirmed that Greene and the Fund intended to be present at the 2005 annual meeting to present the Proposal. (For ease of review, a copy of the letter dated June 30, 2005 is annexed as Exhibit B)

3. Copies of the Fund's monthly brokerage statements from April 1, 2004 through May 31, 2005 evidencing the Fund's ownership of Pall shares. (For ease of review, a copy of those brokerage statements are collectively annexed as Exhibit C)

4. Copies of Greene's Form 13F for the quarters ending June 30, 2004 through the quarter ending March 31, 2005 (the most current 13F available at the time of the submission) evidencing Greene as having sole voting authority and discretion for Pall shares with a market value in excess of $20 million. (For ease of review, a copy of those Forms 13F are collectively annexed as Exhibit D)

5. A copy of the Fund's Confidential Offering Memorandum dated June 7, 2004, including a copy of the DJG Small Cap Fund Agreement, confirming that Greene was the sole Sponsor and manager of the Fund, Greene was the only entity authorized to act for the Fund, and that no legal entity could hold, purchase or sell securities on behalf of the Fund other than Greene. (For ease of review, a copy of the Fund's Offering Memorandum is annexed as Exhibit E)

In connection with the instant appeal of the Staff's decision, we are assuming that the Staff took no issue with the sufficiency of the letters dated June 7, 2005 (Exhibit A) and June 30, 2005 (Exhibit B). We also assume that the twelve months of brokerage statements showing the Fund's continuous ownership of a substantial amount of Pall shares, when coupled with the aforementioned letters, would be sufficient to satisfy the eligibility requirements. We assume therefore, the only remaining basis for possibly concluding that Greene failed to make a satisfactory showing of eligibility would be the hyper-technical argument that Greene and the



David J. Greene and Company

Fund are not one and the same for Rule 14a-8 purposes and that therefore, the Fund should have been the initial proponent of the Proposal, not Greene.

Assuming we understand the Staff's position correctly, we direct the Commission's attention to the Fund's Offering Memorandum and Agreement. The cover page of the Offering Memorandum makes it clear at the outset that the Fund is a co-mingled account and further, that investors in the Fund own Units representing an undivided interest that is non-transferable. On page 1 of the Memorandum, Greene is identified as the Sponsor, and on pages 12 – 13, Greene is identified as the manager of the Fund and the backgrounds of its principals who will act as "Fund Managers" are described in detail. Pages 3 and 4 of the Fund Agreement (also included as part of Exhibit E) make it clear that Greene is the only legal entity that can act for the Fund. The Fund simply has no way to act, or to sign documents, or to advance a shareholder proposal, or to make an application to the Commission, other than through Greene.

To grant Pall's no-action request under these circumstances, and to thereby deprive Pall's shareholders of the opportunity to vote on the issue of the annual election of directors for at least another year, is to favor form over substance and to ignore the Commission's public commitment to a fair and full consideration of shareholder proposals. Accordingly we respectfully urge you to reverse the Staff's determination and to deny the relief sought by Pall and direct that the Proposal submitted by Greene be placed before Pall's shareholders at the company's next annual meeting. Since that meeting is to occur in the very near future, we would further request that you act on this application as expeditiously as possible. In addition, please be advised that we have simultaneously requested that the Staff reconsider the decision that is the subject of this appeal.

Very truly yours,

David J. Greene & Company, LLC
DJG Small Cap Fund

By________________
Lee D. Unterman

cc: Heywood Shelley (w/encl.)
Mark F. Vilardo (w/o encl.)
Office of Chief Counsel

Exhibit A



David J. Greene and Company

David J. Greene and Company, LLC Investment Management 599 Lexington Avenue New York, NY 10022 Tel 212.371.4200 Fax 212 371 5

June 7, 2005

Via Fed Ex – 8507 6417 8198

Mary Ann Bartlett
Corporate Secretary
Pall Corporation
2200 Northern Boulevard
East Hills, New York 11548

Dear Ms. Bartlett:

David J. Greene and Company, LLC ("DJG") is the owner of over 1 million shares of Pall Corporation stock. In that capacity, the attached proposal is submitted for inclusion in the 2005 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. DJG has been a shareholder for more than one year, and has held over $2,000 worth of stock continuously since April 2004. In that regard, annexed hereto is a copy of our Form 13F as filed with the SEC showing our position in Pall for the quarter ending June 30, 2004. We will be happy to provide additional verification of our stockholding position should you so request. This letter will also confirm that DJG intends to maintain its ownership of the number of shares required by Rule 14a-8 through the date of the next annual shareholders meeting.

Mr. Benjamin Nahum, a principal of DJG, presently intends to be present at the 2005 annual meeting to personally move the accompanying resolution. Please let me know if you have any questions or require anything further with respect to our proposal.

Very truly yours,



Lee Unterman
General Counsel

Annual Election of Directors
Pall Corporation

RESOLVED: That the stockholders request that the Board of Directors promptly take all steps necessary to declassify the election of Directors by insuring that in future Board elections directors are elected annually and not by classes as is now provided. This declassification shall be phased in so that it does not effect the unexpired terms of Directors previously elected.

Supporting Statement

This resolution requests that the Board end the present staggered board system that presently provides that one-third of Directors are elected each year and instead, ensure that all Directors are elected annually. We believe shareholders should have the opportunity to vote on the performance of the entire board each year.

Increasingly, institutional investors are calling for the end of a classified system, believing it makes a Board less accountable to shareholders when directors do not stand for annual election. California's Public Employees Retirement System, New York City pension funds, New York State pension funds and many others, including the Council of Institutional Investors, and Institutional Shareholder Services, are among those that have supported resolutions calling for the annual election of directors.

Recent shareholder resolutions to end this staggered system of voting have received wide support. According to a news release issued by the Social Investment Forum in April 2005, in 2004 approximately 35 proposals asking companies to declassify their boards came to a vote and received average support of 70.4 percent of the votes cast. Numerous companies have demonstrated leadership in corporate governance by changing away from staggered boards. These include Pfizer, Bristol-Myers Squibb, Dow Jones, Bellsouth, Coca-Cola and Dell, Inc. Other boards that are now similarly sponsoring resolutions to declassify the board include Yum Brands, Inc., Honeywell, Federated Department Stores, Inc. and Eastman Kodak.

We strongly believe that our company's financial performance is linked to its corporate governance policies and procedures and the level of Board and management accountability they establish. We also believe the Compensation, Nominating, and Audit Committees, as well as the full Board need to be fully and annually accountable to shareowners – another key reason for annually electing Directors.

We do not believe this reform would affect the continuity of director service since our Directors, like those at an overwhelming majority of companies, are routinely elected with strong shareholder approval.

We urge all shareholders to vote "For" this proposal.

Exhibit B



David J. Greene and Company

David J. Greene and Company, LLC Investment Management 599 Lexington Avenue New York, NY 10022 Tel 212 371 4200 Fax 212 371 5099

June 30, 2005

Via Fed Ex – 8507 6417 8176

Mr. Heywood Shelley
Carter Ledyard & Milburn LLP
2 Wall Street
New York, NY 10005-2072

Re: Pall Corporation

Dear Mr. Shelley:

This is to acknowledge receipt of, and to respond to, your letter dated June 20, 2005 responding to my letter dated June 7, 2005, which was addressed to Mary Ann Bartlett, the Corporate Secretary of Pall Corporation ("Pall").

Obviously, we are disappointed in what we consider to be the disingenuous nature of your reply on behalf of Pall. Over the past year, David J. Greene and Company, LLC ("DJG") has had a number of contacts with Pall's senior management, and Pall's management is well aware of the institutional nature of DJG's holdings. As you also know, Rule 13d-3 of the Securities Exchange Act of 1934, defines the beneficial owner of a security to be any person who, directly or indirectly, through any contract or arrangement, has the power to vote such security and/or the power to dispose, or direct the disposition of, such security. All of DJG's investment management agreements with it's advisory clients grant a blanket power of attorney to DJG and specifically grant DJG sole voting power and investment discretion over securities owned in our portfolios. The 13F forwarded with my earlier letter is clear evidence of DJG having sole voting authority and investment discretion for Pall shares valued at more than $21 million dollars as of the quarter ended June 30, 2004. Enclosed with this letter is a copy of DJG's 13F for the period ending March 31, 2005, which shows DJG having sole voting authority and investment discretion for Pall shares valued at more than $22 million dollars.

Nonetheless, in an effort to avoid any ambiguity on the subject, enclosed with this letter are the relevant portions of brokerage statements for each month from April 2004 through June 2005 showing the portfolio holdings for the DJG Small Cap Fund. That "fund" is a commingled account of which DJG is the sole Sponsor and Fund Manager. That "fund" clearly held, and still holds, securities of Pall having a market value of more than $2,000, and has continuously held such shares for more than a year. Although my earlier correspondence should have sufficed, please accept this letter as confirmation that the DJG Small Cap Fund intends to continue to own the number of shares required by Rule 14a-8 through the next annual meeting of the shareholders



David J. Greene and Company

of Pall. This will also confirm that DJG and the DJG Small Cap Fund intend to be present at the 2005 annual meeting to present the resolution that accompanied my earlier correspondence.

Very truly yours,

Lee Unterman
Chief Operating Officer
David J. Greene and Company, LLC

DJG Small Cap Fund



By ______________
Lee Unterman

Cc: Mary Ann Bartlett (by Fed Ex w/enclosures)

Exhibit C

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD	April 1, 2004
THROUGH	April 30, 2004
ACCOUNT NUMBER	806-28217 G61
TAXPAYER NUMBER	On File
LAST STATEMENT	March 31, 2004

ACCOUNT EXECUTIVE SMALL CAP / BHN
TELEPHONE/EMAIL (212)371-4200 bnahum@djgreene.com

What's In This Statement

DJG SMALL CAP FUND
ATTN: E STEPHEN WALSH
599 LEXINGTON AVENUE
12TH FLOOR
NEW YORK NY 10022-6030

Your Portfolio at a Glance

TOTAL VALUE OF SECURITIES THIS PERIOD	115,681,404
NET CREDIT BALANCE	2,505,025
MONEY MARKET FUND BALANCE	7,160,652
NET EQUITY THIS PERIOD	$125,347,081
NET EQUITY LAST STATEMENT	127,088,849
CHANGE SINCE LAST STATEMENT	-1,741,768

Market Value of Your Portfolio

Cash & Equivalent
$9,665,677
$6,028,195
Equities
$115,681,404
$121,060,654
Current market value
Last statement's market value

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD April 1, 2004
THROUGH April 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT March 31, 2004

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
CASH BALANCE				2,505,025		
REICH & TANG SHORT TERM INCOME FUND INC US GOVT PORTF CL A	SGVXX	7,160,651.63	1.0000	7,160,652	15,037	0.2100
TOTAL CASH & CASH EQUIVALENTS				$9,665,677	$15,037	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ABERCROMBIE & FITCH CO-CL A	ANF	CASH	34,900	31.4500	1,097,605	4,363	0.3975
ALPHARMA INC-CL A	ALO	CASH	81,400	21.7300	1,768,822	14,652	0.8283
ARVINMERITOR INC	ARM	CASH	44,100	20.6900	912,429	17,640	1.9333
ALLETE INC	ALE	CASH	65,000	34.5500	2,245,750	73,450	3.2706
APPLERA CORP COM CELERA GENOMICS GROUP	CRA	CASH	187,400	11.7900	2,209,446		
ARRIS GROUP INC	ARRS	CASH	115,000	5.9800	687,700		
ASCENTIAL SOFTWARE CORPORATION NEW	ASCL	CASH	84,950	17.0000	1,444,150		
ANDREW CORP	ANDW	CASH	8,135	16.9500	137,888		
ALLIANCE SEMICONDUCTOR CORP	ALSC	CASH	88,800	5.7900	514,152		
BEARINGPOINT INC	BE	CASH	232,400	10.0200	2,328,648		

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD April 1, 2004
THROUGH April 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT March 31, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
BRINK'S COMPANY	BCO	CASH	79,000	27.7300	2,190,670	7,900	0.3606
BAUSCH & LOMB INC	BOL	CASH	6,400	62.8300	402,112	3,328	0.8276
CMS ENERGY CORP	CMS	CASH	113,100	8.3100	939,861		
COMMUNITY HEALTH SYSTEM INC NEW	CYH	CASH	60,000	25.7900	1,547,400		
CONSTAR INTERNATIONAL INC NEW	CNST	CASH	77,600	4.7600	369,376		
CROWN HOLDINGS INC	CCK	CASH	200,400	8.4400	1,691,376		
CNH GLOBAL N V NEW	CNH	CASH	103,860	19.8600	2,062,660	23,402	1.1346
CALGON CARBON CORP	CCC	CASH	212,000	6.0100	1,274,120	25,440	1.9967
ADOLPH COORS CO-CL B	RKY	CASH	27,500	65.7100	1,807,025	22,550	1.2479
CYTEC INDUSTRIES INC	CYT	CASH	96,300	39.3200	3,786,516	38,520	1.0173
DUANE READE INC	DRD	CASH	82,200	16.6900	1,371,918		
WTS DIME BANCORP INC NEW LITIGATION TRACKING EXP 11/22/2005	DIMEZ	CASH	655,700	0.1700	111,469		
E.PIPHANY INC	EPNY	CASH	111,800	4.3800	489,684		
EARTHLINK INC	ELNK	CASH	119,800	9.2100	1,103,358		
FAIRCHILD SEMICONDUCTOR INTL INC	FCS	CASH	26,400	19.4700	514,008		
FIRST AMERICAN CORP	FAF	CASH	80,000	27.1200	2,169,600	48,000	2.2124
GATX CORP	GMT	CASH	57,300	23.5000	1,346,550	45,840	3.4043

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD April 1, 2004
THROUGH April 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT March 31, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
GENENCOR INTL INC	GCOR	CASH	91,600	14.5200	1,330,032		
GRUPO TMM S A SPONSORED ADR REPSTG SER A SHS	TMM	CASH	176,900	2.8000	495,320		
HOLLINGER INTERNATIONAL INC CL A	HLR	CASH	65,200	19.9500	1,300,740	13,040	1.0025
INFOCUS CORP	INFS	CASH	69,100	8.1700	564,547		
INTERNET SEC SYS INC	ISSX	CASH	136,000	13.2900	1,807,440		
HEALTH NET INC	HNT	CASH	143,600	25.4400	3,653,184		
HARRIS CORP-DEL	HRS	CASH	39,000	45.0500	1,756,950	15,600	0.8879
HEALTHSOUTH CORP	HLSH	CASH	324,200	4.3000	1,394,060		
HERCULES INC	HPC	CASH	110,600	11.1100	1,228,766		
IMC GLOBAL INC	IGL	CASH	83,600	12.5700	1,050,852		
JACUZZI BRANDS INC	JJZ	CASH	335,900	8.7400	2,935,766		
JO ANN STORES INC	JAS	CASH	23,300	28.2700	658,691		
KEYNOTE SYS INC	KEYN	CASH	107,300	11.8600	1,272,578		
KANSAS CITY SOUTHERN NEW	KSU	CASH	88,500	13.8500	1,225,725		
LEAPFROG ENTERPRISES INC	LF	CASH	52,300	21.5100	1,124,973		
LA Z BOY INC COM	LZB	CASH	43,700	20.8400	910,708	17,480	1.9194
MYRIAD GENETICS INC	MYGN	CASH	62,600	17.2300	1,078,598		

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD April 1, 2004
THROUGH April 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT March 31, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
MAXWELL TECHNOLOGIES INC	MXWL	CASH	64,200	14.5900	936,678		
MAXTOR CORP (NEW)	MXO	CASH	278,100	6.5100	1,810,431		
MILACRON INC	MZ	CASH	222,100	3.9300	872,853		
MANITOWOC CO INC	MTW	CASH	39,800	30.4100	1,210,318	11,144	0.9207
MILLIPORE CORP	MIL	CASH	59,300	52.4300	3,109,099		
NATIONAL-OILWELL INC	NOI	CASH	95,600	27.9200	2,669,152		
NAVISTAR INTERNATIONAL CORP NEW	NAV	CASH	55,600	45.1500	2,510,340		
PHARMACOPEIA INC	ACCL	CASH	145,500	17.9300	2,608,815		
PERICOM SEMICONDUCTOR CORP	PSEM	CASH	35,500	10.5500	374,525		
PAREXEL INTERNATIONAL CORP	PRXL	CASH	80,400	19.5400	1,571,016		
POLO RALPH LAUREN CORP-CL A	RL	CASH	53,400	34.6000	1,847,640	10,680	0.5780
QUANTA SERVICES INC	PWR	CASH	225,700	5.4700	1,234,579		
QUANTUM CORP DSSGCOM	DSS	CASH	488,500	3.1300	1,529,005		
PATHMARK STORES INC NEW	PTMK	CASH	225,900	8.5500	1,931,445		
PEPSIAMERICAS INC	PAS	CASH	101,900	20.0300	2,041,057	30,570	1.4978
ON ASSIGNMENT INC	ASGN	CASH	65,700	5.1000	335,070		
ORBITAL SCIENCES CORP	ORB	CASH	192,600	12.8800	2,480,688		
PALL CORP	PLL	CASH	59,300	23.7800	1,410,154	21,348	1.5139

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD April 1, 2004
THROUGH April 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT March 31, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
PIER 1 IMPORTS INC	PIR	CASH	64,700	20.6600	1,336,702	25,880	1.9361
RECKSON ASSOCIATES REALTY CORP	RA	CASH	15,100	23.7700	358,927	25,640	7.1435
RYDER SYSTEM INC	R	CASH	75,500	36.7900	2,777,645	45,300	1.6309
SYBRON DENTAL SPECIALTIES INC	SYD	CASH	55,800	29.2500	1,632,150		
SCHOLASTIC CORP	SCHL	CASH	79,000	28.3600	2,240,440		
TELEDYNE TECHNOLOGIES INC	TDY	CASH	115,500	18.9800	2,192,190		
TIBCO SOFTWARE INC	TIBX	CASH	279,000	7.5000	2,092,500		
TECUMSEH PRODUCTS CO-CL A NON-VTG	TECUA	CASH	26,000	38.8700	1,010,620	33,280	3.2930
TYSON FOODS INC-CL A	TSN	CASH	72,300	18.7400	1,354,902	11,568	0.8538
UTSTARCOM INC	UTSI	CASH	18,600	26.3500	490,110		
UNIFI INC	UFI	CASH	111,700	2.5000	279,250		
UNISYS CORP	UIS	CASH	176,200	13.0300	2,295,886		
UNITED INDUSTRIAL CORP	UIC	CASH	40,600	20.5400	833,924	16,240	1.9474
VISTEON CORP	VC	CASH	137,900	10.8600	1,497,594	33,096	2.2099
VALASSIS COMMUNICATIONS INC	VCI	CASH	41,200	30.9000	1,273,080		
WAVECOM SA SPONS ADR	WVCM	CASH	115,600	9.6600	1,116,696		
WABTEC CORP	WAB	CASH	129,000	16.3000	2,102,700	5,160	0.2454
Total Equities& Options					$115,681,404	$641,111	
TOTAL EQUITIES					$115,681,404	$641,111	

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

ACCOUNT EXECUTIVE SMALL CAP / BHN
TELEPHONE/EMAIL (212)371-4200 bnahum@djgreene.com

STATEMENT PERIOD May 1, 2004
THROUGH May 28, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT April 30, 2004

What's In This Statement



DJG SMALL CAP FUND
ATTN: E STEPHEN WALSH
599 LEXINGTON AVENUE
12TH FLOOR
NEW YORK NY 10022-6030

Your Portfolio at a Glance

TOTAL VALUE OF SECURITIES THIS PERIOD	115,883,597
NET CREDIT BALANCE	10,635
MONEY MARKET FUND BALANCE	8,604,697
NET EQUITY THIS PERIOD	$124,498,929
NET EQUITY LAST STATEMENT	125,347,081
CHANGE SINCE LAST STATEMENT	-848,152

Market Value of Your Portfolio


Cash & Equivalent
$8,615,332
$9,665,677
Equities
$115,883,597
$115,681,404
Current market value
Last statement's market value

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD May 1, 2004
THROUGH May 28, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT April 30, 2004

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
CASH BALANCE				10,635		
REICH & TANG SHORT TERM INCOME FUND INC US GOVT PORTF CL A	SGVXX	8,604,697.14	1.0000	8,604,697	18,070	0.2100
TOTAL CASH & CASH EQUIVALENTS				$8,615,332	$18,070	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ABERCROMBIE & FITCH CO-CL A	ANF	CASH	34,900	36.4300	1,271,407	8,725	0.6862
ALPHARMA INC-CL A	ALO	CASH	81,400	19.5800	1,593,812	14,652	0.9193
ARVINMERITOR INC	ARM	CASH	44,100	18.6000	820,260	17,640	2.1505
ALLETE INC	ALE	CASH	65,000	34.7500	2,258,750	73,450	3.2518
APPLERA CORP COM CELERA GENOMICS GROUP	CRA	CASH	187,400	11.2300	2,104,502		
ARRIS GROUP INC	ARRS	CASH	160,000	6.3200	1,011,200		
ASCENTIAL SOFTWARE CORPORATION NEW	ASCL	CASH	91,950	16.0500	1,475,798		
ACCELRYS INC	ACCL	CASH	145,500	9.9900	1,453,545		
ALLIANCE SEMICONDUCTOR CORP	ALSC	CASH	88,800	5.9700	530,136		
BEARINGPOINT INC	BE	CASH	232,400	8.5800	1,993,992		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD May 1, 2004
THROUGH May 28, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT April 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
BRINK'S COMPANY	BCO	CASH	79,000	30.9300	2,443,470	7,900	0.3233
CMS ENERGY CORP	CMS	CASH	113,100	8.6200	974,922		
COMMUNITY HEALTH SYSTEM INC NEW	CYH	CASH	60,000	25.5000	1,530,000		
CONSTAR INTERNATIONAL INC NEW	CNST	CASH	77,600	4.2400	329,024		
CROWN HOLDINGS INC	CCK	CASH	200,400	8.9300	1,789,572		
CNH GLOBAL N V NEW	CNH	CASH	103,860	19.2800	2,002,421	23,851	1.1911
CALGON CARBON CORP	CCC	CASH	212,000	6.1800	1,310,160	25,440	1.9417
ADOLPH COORS CO-CL B	RKY	CASH	27,500	64.4500	1,772,375	22,550	1.2723
CYTEC INDUSTRIES INC	CYT	CASH	96,300	40.2700	3,878,001	38,520	0.9933
DUANE READE INC	DRD	CASH	82,200	16.5000	1,356,300		
WTS DIME BANCORP INC NEW LITIGATION TRACKING EXP 11/22/2005	DIMEZ	CASH	655,700	0.1400	91,798		
E.PIPHANY INC	EPNY	CASH	111,800	4.7000	525,460		
EARTHLINK INC	ELNK	CASH	119,800	10.0400	1,202,792		
FAIRCHILD SEMICONDUCTOR INTL INC	FCS	CASH	37,900	19.7200	747,388		
FIRST AMERICAN CORP	FAF	CASH	80,000	25.9600	2,076,800	48,000	2.3112
GATX CORP	GMT	CASH	57,300	24.1100	1,381,503	45,840	3.3181
GENENCOR INTL INC	GCOR	CASH	91,600	15.0200	1,375,832		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD May 1, 2004
THROUGH May 28, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT April 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
GRUPO TMM S A SPONSORED ADR REPSTG SER A SHS	TMM	CASH	204,600	2.9800	609,708		
HOLLINGER INTERNATIONAL INC CL A	HLR	CASH	65,200	17.6000	1,147,520	13,040	1.1364
INFOCUS CORP	INFS	CASH	69,100	8.0600	556,946		
INTERNET SEC SYS INC	ISSX	CASH	136,000	15.8200	2,151,520		
HEALTH NET INC	HNT	CASH	143,600	23.5000	3,374,600		
HARRIS CORP-DEL	HRS	CASH	39,000	46.2400	1,803,360	15,600	0.8651
HEALTHSOUTH CORP	HLSH	CASH	324,200	4.8500	1,572,370		
HERCULES INC	HPC	CASH	110,600	10.5800	1,170,148		
IMC GLOBAL INC	IGL	CASH	83,600	12.4500	1,040,820		
JACUZZI BRANDS INC	JJZ	CASH	309,300	8.5400	2,641,422		
JO ANN STORES INC	JAS	CASH	23,300	28.6300	667,079		
KEYNOTE SYS INC	KEYN	CASH	107,300	13.0500	1,400,265		
KANSAS CITY SOUTHERN NEW	KSU	CASH	88,500	13.0000	1,150,500		
LEAPFROG ENTERPRISES INC	LF	CASH	58,400	21.3700	1,248,008		
LA Z BOY INC COM	LZB	CASH	43,700	18.4500	806,265	19,228	2.3848
MYRIAD GENETICS INC	MYGN	CASH	62,600	16.5900	1,038,534		
MAXWELL TECHNOLOGIES INC	MXWL	CASH	64,200	15.8900	1,020,138		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD May 1, 2004
THROUGH May 28, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT April 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
MAXTOR CORP (NEW)	MXO	CASH	278,100	6.8700	1,910,547		
MILACRON INC	MZ	CASH	222,100	4.4800	995,008		
MANITOWOC CO INC	MTW	CASH	39,800	31.7500	1,263,650	11,144	0.8819
MILLIPORE CORP	MIL	CASH	33,400	54.9900	1,836,666		
99 CENTS ONLY STORES	NDN	CASH	24,300	19.4100	471,663		
NATIONAL-OILWELL INC	NOI	CASH	95,600	27.6800	2,646,208		
NAVISTAR INTERNATIONAL CORP NEW	NAV	CASH	62,300	37.9500	2,364,285		
PERICOM SEMICONDUCTOR CORP	PSEM	CASH	35,500	10.7100	380,205		
PAREXEL INTERNATIONAL CORP	PRXL	CASH	60,600	19.7900	1,199,274		
POLO RALPH LAUREN CORP-CL A	RL	CASH	53,400	33.2000	1,772,880	10,680	0.6024
QUANTA SERVICES INC	PWR	CASH	288,800	5.3000	1,530,640		
QUANTUM CORP DSSGCOM	DSS	CASH	642,000	2.9500	1,893,900		
PATHMARK STORES INC NEW	PTMK	CASH	225,900	6.7500	1,524,825		
PEPSIAMERICAS INC	PAS	CASH	101,900	21.2400	2,164,356	30,570	1.4124
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	CASH	90,550	6.9600	630,228		
ORBITAL SCIENCES CORP	ORB	CASH	166,600	12.5500	2,090,830		
PALL CORP	PLL	CASH	107,900	24.1800	2,609,022	38,844	1.4888
PIER 1 IMPORTS INC	PIR	CASH	71,000	18.8500	1,338,350	28,400	2.1220

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD May 1, 2004
THROUGH May 28, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT April 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
RADWARE LTD ORD	RDWR	CASH	51,400	17.0400	875,856		
RECKSON ASSOCIATES REALTY CORP	RA	CASH	15,100	26.0200	392,902	25,640	6.5258
RYDER SYSTEM INC	R	CASH	75,500	37.1500	2,804,825	45,300	1.6151
SYBRON DENTAL SPECIALTIES INC	SYD	CASH	55,800	27.2400	1,519,992		
SCHOLASTIC CORP	SCHL	CASH	79,000	28.2400	2,230,960		
TELEDYNE TECHNOLOGIES INC	TDY	CASH	115,500	18.4200	2,127,510		
TIBCO SOFTWARE INC	TIBX	CASH	276,100	8.3000	2,291,630		
TECUMSEH PRODUCTS CO-CL A NON-VTG	TECUA	CASH	28,700	37.1200	1,065,344	36,736	3.4483
TYSON FOODS INC-CL A	TSN	CASH	72,300	20.5200	1,483,596	11,568	0.7797
UTSTARCOM INC	UTSI	CASH	18,600	31.1150	578,739		
UNIFI INC	UFI	CASH	111,700	2.3300	260,261		
UNISYS CORP	UIS	CASH	176,200	13.5600	2,389,272		
UNITED INDUSTRIAL CORP	UIC	CASH	40,600	21.0000	852,600	16,240	1.9048
VISTEON CORP	VC	CASH	137,900	10.9600	1,511,384	33,096	2.1898
VALASSIS COMMUNICATIONS INC	VCI	CASH	41,200	29.3800	1,210,456		
WAVECOM SA SPONS ADR	WVCM	CASH	115,600	7.2500	838,100		
WABTEC CORP	WAB	CASH	129,000	16.4900	2,127,210	5,160	0.2426
Total Equities & Options					$115,883,597	$667,814	
TOTAL EQUITIES					$115,883,597	$667,814	

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVIC[illegible] YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD	May 29, 2004
THROUGH	June 30, 2004
ACCOUNT NUMBER	806-28217 G61
TAXPAYER NUMBER	On File
LAST STATEMENT	May 28, 2004

ACCOUNT EXECUTIVE SMALL CAP / BHN
TELEPHONE/EMAIL (212)371-4200 bnahum@djgreene.com

What's In This Statement



DJG SMALL CAP FUND
ATTN: E STEPHEN WALSH
599 LEXINGTON AVENUE
12TH FLOOR
NEW YORK NY 10022-6030

Your Portfolio at a Glance

TOTAL VALUE OF SECURITIES THIS PERIOD	120,898,764
NET DEBIT BALANCE	-38,591
MONEY MARKET FUND BALANCE	9,038,197
NET EQUITY THIS PERIOD	$129,898,370
NET EQUITY LAST STATEMENT	124,498,929
CHANGE SINCE LAST STATEMENT	5,399,441

Market Value of Your Portfolio

Cash & Equivalent — $9,038,197 : $-38,591
$8,615,332

Equities — $120,898,764
$115,883,597

Current market value
Last statement's market value
Short market value

Important Message

Confirmation: Unless we hear from you to the contrary, it is our understanding that any free credit balances in your account are being maintained to facilitate your intention to invest such amounts through us.

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD May 29, 2004
THROUGH June 30, 2004

ACCOUNT NUMBER 808-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT May 28, 2004

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
CASH BALANCE				-38,591		
REICH & TANG SHORT TERM INCOME FUND INC US GOVT PORTF CL A	SGVXX	9,038,196.81	1.0000	9,038,197	18,980	0.2100
TOTAL CASH & CASH EQUIVALENTS				$8,999,606	$18,980	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ABERCROMBIE & FITCH CO-CL A	ANF	CASH	34,900	38.7500	1,352,375	17,450	1.2903
ALPHARMA INC-CL A	ALO	CASH	81,400	20.4800	1,667,072	14,652	0.8789
ARVINMERITOR INC	ARM	CASH	44,100	19.5700	863,037	17,640	2.0439
ALLETE INC	ALE	CASH	65,000	33.3000	2,164,500	73,450	3.3934
APPLERA CORP COM CELERA GENOMICS GROUP	CRA	CASH	205,800	11.5100	2,368,758		
ARRIS GROUP INC	ARRS	CASH	160,000	5.9400	950,400		
ASCENTIAL SOFTWARE CORPORATION NEW	ASCL	CASH	129,850	15.9900	2,076,302		
ACCELRYS INC	ACCL	CASH	145,500	9.8600	1,434,630		
ALLIANCE SEMICONDUCTOR CORP	ALSC	CASH	135,600	5.9500	806,820		
BEARINGPOINT INC	BE	CASH	232,400	8.8700	2,061,388		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD May 29, 2004
THROUGH June 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT May 28, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
BRINK'S COMPANY	BCO	CASH	79,000	34.2500	2,705,750	7,900	0.2920
CMS ENERGY CORP	CMS	CASH	113,100	9.1300	1,032,603		
COMMUNITY HEALTH SYSTEM INC NEW	CYH	CASH	62,300	26.7700	1,667,771		
CONSTAR INTERNATIONAL INC NEW	CNST	CASH	93,500	4.6500	434,775		
CROWN HOLDINGS INC	CCK	CASH	200,400	9.9700	1,997,988		
CNH GLOBAL N V NEW	CNH	CASH	103,860	20.6400	2,143,670	23,812	1.1108
CALGON CARBON CORP	CCC	CASH	212,000	6.7000	1,420,400	25,440	1.7910
ADOLPH COORS CO-CL B	RKY	CASH	27,500	72.3400	1,989,350	22,550	1.1335
CYTEC INDUSTRIES INC	CYT	CASH	90,600	45.4500	4,117,770	36,240	0.8801
DUANE READE INC	DRD	CASH	82,200	16.3300	1,342,326		
WTS DIME BANCORP INC NEW LITIGATION TRACKING EXP 11/22/2005	DIMEZ	CASH	655,700	0.1100	72,127		
E.PIPHANY INC	EPNY	CASH	111,800	4.8300	539,994		
EARTHLINK INC	ELNK	CASH	119,800	10.3500	1,239,930		
FAIRCHILD SEMICONDUCTOR INTL INC	FCS	CASH	124,000	16.3700	2,029,880		
FIRST AMERICAN CORP	FAF	CASH	113,900	25.8900	2,948,871	68,340	2.3175
GATX CORP	GMT	CASH	57,300	27.2000	1,558,560	45,840	2.9412
GENENCOR INTL INC	GCOR	CASH	91,600	16.3700	1,499,492		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD May 29, 2004
THROUGH June 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT May 28, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
GRUPO TMM S A SPONSORED ADR REPSTG SER A SHS	TMM	CASH	208,200	2.4500	510,090		
HOLLINGER INTERNATIONAL INC CL A	HLR	CASH	65,200	16.7900	1,094,708	13,040	1.1912
INFOCUS CORP	INFS	CASH	69,100	8.5000	587,350		
INTERNET SEC SYS INC	ISSX	CASH	136,000	15.3400	2,086,240		
HEALTH NET INC	HNT	CASH	143,600	26.5000	3,805,400		
HARRIS CORP-DEL	HRS	CASH	26,100	50.7500	1,324,575	10,440	0.7882
HEALTHSOUTH CORP	HLSH	CASH	324,200	6.0000	1,945,200		
HERCULES INC	HPC	CASH	120,100	12.1900	1,464,019		
IMC GLOBAL INC	IGL	CASH	83,600	13.4000	1,120,240		
JACUZZI BRANDS INC	JJZ	CASH	262,800	8.0600	2,118,168		
JO ANN STORES INC	JAS	CASH	24,900	29.4000	732,060		
KEYNOTE SYS INC	KEYN	CASH	107,300	13.7500	1,475,375		
KANSAS CITY SOUTHERN NEW	KSU	CASH	88,500	15.5000	1,371,750		
LEAPFROG ENTERPRISES INC	LF	CASH	79,400	19.8900	1,579,266		
LA Z BOY INC COM	LZB	CASH	43,700	17.9800	785,726	19,228	2.4472
MYRIAD GENETICS INC	MYGN	CASH	62,600	14.9200	933,992		
MAXWELL TECHNOLOGIES INC	MXWL	CASH	40,900	12.9000	527,610		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD May 28, 2004
THROUGH June 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT May 28, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
MAXTOR CORP (NEW)	MXO	CASH	303,100	6.6300	2,009,553		
MILACRON INC	MZ	CASH	222,100	4.0000	888,400		
MANITOWOC CO INC	MTW	CASH	39,800	33.8500	1,347,230	11,144	0.8272
MILLIPORE CORP	MIL	CASH	23,800	56.3700	1,341,606		
NATIONAL-OILWELL INC	NOI	CASH	95,600	31.4900	3,010,444		
NAVISTAR INTERNATIONAL CORP NEW	NAV	CASH	62,300	38.7600	2,414,748		
PERICOM SEMICONDUCTOR CORP	PSEM	CASH	20,700	10.7100	221,697		
PAREXEL INTERNATIONAL CORP	PRXL	CASH	60,600	19.8000	1,199,880		
POLO RALPH LAUREN CORP-CL A	RL	CASH	53,400	34.4500	1,839,630	10,680	0.5806
QUANTA SERVICES INC	PWR	CASH	347,600	6.2200	2,162,072		
QUANTUM CORP DSSG COM	DSS	CASH	708,000	3.1000	2,194,800		
PATHMARK STORES INC NEW	PTMK	CASH	225,900	7.6200	1,721,358		
PEPSIAMERICAS INC	PAS	CASH	73,600	21.2400	1,563,264	22,080	1.4124
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	CASH	100,150	5.6800	568,852		
ORBITAL SCIENCES CORP	ORB	CASH	112,100	13.8100	1,548,101		
PALL CORP	PLL	CASH	107,900	26.1900	2,825,901	38,844	1.3746
PIER 1 IMPORTS INC	PIR	CASH	71,000	17.6900	1,255,990	28,400	2.2612
RADWARE LTD ORD	RDWR	CASH	57,800	17.0500	985,490		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD May 29, 2004
THROUGH June 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT May 28, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
RECKSON ASSOCIATES REALTY CORP	RA	CASH	15,100	27.4600	414,646	25,640	6.1836
RYDER SYSTEM INC	R	CASH	75,500	40.0700	3,025,285	45,300	1.4974
SYBRON DENTAL SPECIALTIES INC	SYD	CASH	55,800	29.8500	1,665,630		
SCHOLASTIC CORP	SCHL	CASH	46,700	29.9500	1,398,665		
TELEDYNE TECHNOLOGIES INC	TDY	CASH	115,500	20.0200	2,312,310		
TIBCO SOFTWARE INC	TIBX	CASH	300,300	8.4500	2,537,535		
TECUMSEH PRODUCTS CO-CL A NON-VTG	TECUA	CASH	28,700	41.1900	1,182,153	36,736	3.1076
TYSON FOODS INC-CL A	TSN	CASH	46,600	20.9500	976,270	7,456	0.7637
UTSTARCOM INC	UTSI	CASH	18,600	30.2500	562,650		
UNIFI INC	UFI	CASH	111,700	2.9300	327,281		
UNISYS CORP	UIS	CASH	176,200	13.8800	2,445,656		
UNITED INDUSTRIAL CORP	UIC	CASH	40,600	23.3500	948,010	16,240	1.7131
VISTEON CORP	VC	CASH	137,900	11.6700	1,609,293	33,096	2.0566
VALASSIS COMMUNICATIONS INC	VCI	CASH	41,200	30.4700	1,255,364		
WAVECOM SA SPONS ADR	WVCM	CASH	115,600	7.4700	863,532		
WABTEC CORP	WAB	CASH	129,000	18.0400	2,327,160	5,160	0.2217
Total Equities & Options					$120,898,764	$676,798	
TOTAL EQUITIES					$120,898,764	$676,798	

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD	July 1, 2004
THROUGH	July 30, 2004
ACCOUNT NUMBER	806-28217 G61
TAXPAYER NUMBER	On File
LAST STATEMENT	June 30, 2004

ACCOUNT EXECUTIVE SMALL CAP / BHN
TELEPHONE/EMAIL (212)371-4200/ bnahum@djgreene.com

What's In This Statement



DJG SMALL CAP FUND
ATTN: E STEPHEN WALSH
599 LEXINGTON AVENUE
12TH FLOOR
NEW YORK NY 10022-6030

Your Portfolio at a Glance

TOTAL VALUE OF SECURITIES THIS PERIOD	112,273,549
NET CREDIT BALANCE	393,382
MONEY MARKET FUND BALANCE	3,751,280
NET EQUITY THIS PERIOD	$116,418,211
NET EQUITY LAST STATEMENT	129,898,370
CHANGE SINCE LAST STATEMENT	-13,480,159

Market Value of Your Portfolio

Cash & Equivalent — $4,144,662
$9038197: $38591

Equities — $112,273,549
$120,898,764

Current market value
Last statement's market value
Short market value

SIPC This summary is for informational purposes only. It is not intended as a tax document.
This statement should be retained for your records. See reverse side for important information.

027 07/31/04;10:43 001 VB58

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD July 1, 2004
THROUGH July 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT June 30, 2004

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
CASH BALANCE				393,382		
REICH & TANG SHORT TERM INCOME FUND INC US GOVT PORTF CL A	SGVXX	3,751,280.13	1.0000	3,751,280	15,755	0.4200
TOTAL CASH & CASH EQUIVALENTS				$4,144,662	$15,755	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ABERCROMBIE & FITCH CO-CL A	ANF	CASH	34,900	36.8800	1,287,112	17,450	1.3557
ALPHARMA INC-CL A	ALO	CASH	81,400	16.4400	1,338,216	14,652	1.0949
APPLIED FILMS CORP	AFCO	CASH	10,000	18.6500	186,500		
ARVINMERITOR INC	ARM	CASH	44,100	19.8700	876,267	17,640	2.0131
ALLETE INC	ALE	CASH	65,000	27.7200	1,801,800	73,450	4.0765
APPLERA CORP COM CELERA GENOMICS GROUP	CRA	CASH	216,200	11.7400	2,538,188		
ARRIS GROUP INC	ARRS	CASH	160,000	4.3950	703,200		
ASCENTIAL SOFTWARE CORPORATION NEW	ASCL	CASH	145,350	12.2800	1,784,898		
ACCELRYS INC	ACCL	CASH	145,500	7.6000	1,105,800		
ALLIANCE SEMICONDUCTOR CORP	ALSC	CASH	135,600	4.7300	641,388		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD July 1, 2004
THROUGH July 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT June 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
BEARINGPOINT INC	BE	CASH	232,400	8.2600	1,919,624		
BRINK'S COMPANY	BCO	CASH	79,000	32.3500	2,555,650	7,900	0.3091
CMS ENERGY CORP	CMS	CASH	113,100	9.0300	1,021,293		
COMMUNITY HEALTH SYSTEM INC NEW	CYH	CASH	70,400	24.6100	1,732,544		
CONSTAR INTERNATIONAL INC NEW	CNST	CASH	93,500	5.3000	495,550		
CROWN HOLDINGS INC	CCK	CASH	200,400	10.1400	2,032,056		
CNH GLOBAL N V NEW	CNH	CASH	103,860	19.7000	2,046,042	23,460	1.1466
CALGON CARBON CORP	CCC	CASH	212,000	6.3300	1,341,960	25,440	1.8957
ADOLPH COORS CO-CL B	RKY	CASH	27,500	68.7600	1,890,900	22,550	1.1926
CYTEC INDUSTRIES INC	CYT	CASH	89,300	46.6000	4,161,380	35,720	0.8584
DUANE READE INC	DRD	CASH	82,200	16.4700	1,353,834		
WTS DIME BANCORP INC NEW LITIGATION TRACKING EXP 11/22/2005	DIMEZ	CASH	655,700	0.1100	72,127		
E.PIPHANY INC	EPNY	CASH	132,500	4.0000	530,000		
EARTHLINK INC	ELNK	CASH	119,800	9.8700	1,182,426		
FAIRCHILD SEMICONDUCTOR INTL INC	FCS	CASH	168,300	14.6900	2,472,327		
FIRST AMERICAN CORP	FAF	CASH	122,200	26.8600	3,282,292	73,320	2.2338
GATX CORP	GMT	CASH	57,300	25.4800	1,460,004	45,840	3.1397

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD July 1, 2004
THROUGH July 30, 2004

ACCOUNT NUMBER 806-28217 G81
TAXPAYER NUMBER On File
LAST STATEMENT June 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
GENENCOR INTL INC	GCOR	CASH	91,600	16.4400	1,505,904		
GRUPO TMM S A SPONSORED ADR REPSTG SER A SHS	TMM	CASH	208,200	2.0300	422,646		
HOLLINGER INTERNATIONAL INC CL A	HLR	CASH	65,200	16.5500	1,079,060	13,040	1.2085
INFOCUS CORP	INFS	CASH	69,100	8.8600	612,226		
INTERNET SEC SYS INC	ISSX	CASH	136,000	15.3200	2,083,520		
HEALTH NET INC	HNT	CASH	143,600	24.1300	3,465,068		
HARRIS CORP-DEL	HRS	CASH	26,100	47.4800	1,239,228	10,440	0.8425
HEALTHSOUTH CORP	HLSH	CASH	324,200	5.4000	1,750,680		
HERCULES INC	HPC	CASH	161,100	11.8100	1,902,591		
IMC GLOBAL INC	IGL	CASH	83,600	13.6500	1,141,140		
JACUZZI BRANDS INC	JJZ	CASH	262,800	7.7200	2,028,816		
JO ANN STORES INC	JAS	CASH	31,000	26.5200	822,120		
KEYNOTE SYS INC	KEYN	CASH	107,300	13.1700	1,413,141		
KANSAS CITY SOUTHERN NEW	KSU	CASH	88,500	14.6200	1,293,870		
LEAPFROG ENTERPRISES INC	LF	CASH	79,400	19.8000	1,572,120		
LA Z BOY INC COM	LZB	CASH	43,700	17.2800	755,136	19,228	2.5463
MYRIAD GENETICS INC	MYGN	CASH	62,600	13.7000	857,620		

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD July 1, 2004
THROUGH July 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT June 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
MAXWELL TECHNOLOGIES INC	MXWL	CASH	39,000	9.3100	363,090		
MAXTOR CORP (NEW)	MXO	CASH	303,100	4.6800	1,418,508		
MILACRON INC	MZ	CASH	222,100	3.6000	799,560		
MANITOWOC CO INC	MTW	CASH	39,800	33.9100	1,349,618	11,144	0.8257
MILLIPORE CORP	MIL	CASH	17,200	52.6900	906,268		
NATIONAL-OILWELL INC	NOI	CASH	63,100	33.4500	2,110,695		
NAVISTAR INTERNATIONAL CORP NEW	NAV	CASH	63,200	35.9500	2,272,040		
PAREXEL INTERNATIONAL CORP	PRXL	CASH	60,600	19.2100	1,164,126		
POLO RALPH LAUREN CORP-CL A	RL	CASH	53,400	32.9600	1,760,064	10,680	0.6068
QUANTA SERVICES INC	PWR	CASH	347,600	6.2800	2,182,928		
QUANTUM CORP DSSGCOM	DSS	CASH	708,000	2.4400	1,727,520		
PATHMARK STORES INC NEW	PTMK	CASH	225,900	7.1400	1,612,926		
PEPSIAMERICAS INC	PAS	CASH	73,600	18.7700	1,381,472	22,080	1.5983
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	CASH	101,450	5.5300	561,019		
ORBITAL SCIENCES CORP	ORB	CASH	95,500	11.4500	1,093,475		
PALL CORP	PLL	CASH	107,900	23.1700	2,500,043	38,844	1.5537
PIER 1 IMPORTS INC	PIR	CASH	71,000	17.9300	1,273,030	28,400	2.2309
RADWARE LTD ORD	RDWR	CASH	57,800	17.8800	1,033,464		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD July 1, 2004
THROUGH July 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT June 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
RECKSON ASSOCIATES REALTY CORP	RA	CASH	15,100	27.7100	418,421	25,640	6.1278
RYDER SYSTEM INC	R	CASH	56,800	42.9000	2,436,720	34,080	1.3986
SYBRON DENTAL SPECIALTIES INC	SYD	CASH	55,800	26.9000	1,501,020		
SCHOLASTIC CORP	SCHL	CASH	41,700	27.5100	1,147,167		
TELEDYNE TECHNOLOGIES INC	TDY	CASH	115,500	21.6600	2,501,730		
TIBCO SOFTWARE INC	TIBX	CASH	313,600	7.0700	2,217,152		
TECUMSEH PRODUCTS CO-CL A NON-VTG	TECUA	CASH	28,700	40.8300	1,171,821	36,736	3.1349
TYSON FOODS INC-CL A	TSN	CASH	46,600	19.0600	888,196	7,456	0.8395
UTSTARCOM INC	UTSI	CASH	23,600	18.2600	430,936		
UNIFI INC	UFI	CASH	111,700	2.8600	319,462		
UNISYS CORP	UIS	CASH	176,200	10.2400	1,804,288		
UNITED INDUSTRIAL CORP	UIC	CASH	40,600	24.5100	995,106	16,240	1.6320
VISTEON CORP	VC	CASH	137,900	10.2800	1,417,612	33,096	2.3346
VALASSIS COMMUNICATIONS INC	VCI	CASH	41,200	29.2400	1,204,688		
WAVECOM SA SPONS ADR	WVCM	CASH	115,600	3.9000	450,840		
WABTEC CORP	WAB	CASH	115,400	18.2000	2,100,280	4,616	0.2198
Total Equities& Options					$112,273,549	$669,142	
TOTAL EQUITIES					$112,273,549	$669,142	

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

ACCOUNT EXECUTIVE SMALL CAP / BHN
TELEPHONE/EMAIL (212)371-4200/ bnahum@djgreene.com

STATEMENT PERIOD	July 31, 2004
THROUGH	August 31, 2004
ACCOUNT NUMBER	806-28217 G61
TAXPAYER NUMBER	On File
LAST STATEMENT	July 30, 2004

What's In This Statement



DJG SMALL CAP FUND
ATTN: E STEPHEN WALSH
599 LEXINGTON AVENUE
12TH FLOOR
NEW YORK NY 10022-6030

Your Portfolio at a Glance

TOTAL VALUE OF SECURITIES THIS PERIOD	111,694,601
NET CREDIT BALANCE	4,387
MONEY MARKET FUND BALANCE	4,120,625
NET EQUITY THIS PERIOD	$115,819,613
NET EQUITY LAST STATEMENT	116,418,211
CHANGE SINCE LAST STATEMENT	-598,598

Market Value of Your Portfolio

Cash & Equivalent
$4,125,012
$4,144,662
Equities
$111,694,601
$112,273,549
Current market value
Last statement's market value

027 08/01/04;10:46 001 V862

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD July 31, 2004
THROUGH August 31, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT July 30, 2004

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
CASH BALANCE				4,387		
REICH & TANG SHORT TERM INCOME FUND INC US GOVT PORTF CL A	SGVXX	4,120,625.33	1.0000	4,120,625	23,488	0.5700
TOTAL CASH & CASH EQUIVALENTS				$4,125,012	$23,488	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ABERCROMBIE & FITCH CO-CL A	ANF	CASH	34,900	28.0000	977,200	17,450	1.7857
ALPHARMA INC-CL A	ALO	CASH	81,400	13.6700	1,112,738	14,652	1.3168
ARVINMERITOR INC	ARM	CASH	44,100	19.1000	842,310	17,640	2.0942
ALLETE INC	ALE	CASH	65,000	27.0600	1,758,900	73,450	4.1759
APPLERA CORP COM CELERA GENOMICS GROUP	CRA	CASH	216,200	10.7700	2,328,474		
ARRIS GROUP INC	ARRS	CASH	198,600	4.5600	905,616		
AQUILA INC NEW	ILA	CASH	106,600	2.9500	314,470		
ASCENTIAL SOFTWARE CORPORATION NEW	ASCL	CASH	166,450	12.9600	2,157,192		
ACCELRYS INC	ACCL	CASH	145,500	5.9000	858,450		
ADESA INC	KAR	CASH	2,100	17.5700	36,897		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD July 31, 2004
THROUGH August 31, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT July 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
GATX CORP	GMT	CASH	57,300	26.9700	1,545,381	45,840	2.9663
GENENCOR INTL INC	GCOR	CASH	91,600	15.9600	1,461,936		
GRUPO TMM S A SPONSORED ADR REPSTG SER A SHS	TMM	CASH	208,200	2.5000	520,500		
HOLLINGER INTERNATIONAL INC CL A	HLR	CASH	65,200	17.1000	1,114,920	13,040	1.1696
INFOCUS CORP	INFS	CASH	69,100	8.5600	591,496		
INTERNET SEC SYS INC	ISSX	CASH	136,000	14.3900	1,957,040		
HEALTH NET INC	HNT	CASH	143,600	25.9400	3,724,984		
HARRIS CORP-DEL	HRS	CASH	12,600	48.1600	606,816	6,048	0.9967
HEALTHSOUTH CORP	HLSH	CASH	324,200	5.4400	1,763,648		
HERCULES INC	HPC	CASH	161,100	13.7200	2,210,292		
IMC GLOBAL INC	IGL	CASH	83,600	15.9400	1,332,584		
JACUZZI BRANDS INC	JJZ	CASH	262,800	8.7000	2,286,360		
JO ANN STORES INC	JAS	CASH	32,500	26.6000	864,500		
KEYNOTE SYS INC	KEYN	CASH	107,300	13.4600	1,444,258		
KANSAS CITY SOUTHERN NEW	KSU	CASH	88,500	15.0000	1,327,500		
LEAPFROG ENTERPRISES INC	LF	CASH	79,400	19.7900	1,571,326		
LA Z BOY INC COM	LZB	CASH	43,700	15.4400	674,728	19,228	2.8497

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD July 31, 2004
THROUGH August 31, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT July 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ALLIANCE SEMICONDUCTOR CORP	ALSC	CASH	135,600	3.8200	517,992		
BEARINGPOINT INC	BE	CASH	281,300	8.0700	2,270,091		
BRINK'S COMPANY	BCO	CASH	96,800	28.8000	2,787,840	9,680	0.3472
CMS ENERGY CORP	CMS	CASH	113,100	9.6000	1,085,760		
CSK AUTO CORP	CAO	CASH	21,500	11.7400	252,410		
COMMUNITY HEALTH SYSTEM INC NEW	CYH	CASH	83,300	25.0000	2,082,500		
CONSTAR INTERNATIONAL INC NEW	CNST	CASH	93,500	5.3600	501,160		
CROWN HOLDINGS INC	CCK	CASH	200,400	9.7000	1,943,880		
CNH GLOBAL N V NEW	CNH	CASH	103,860	17.3700	1,804,048	23,763	1.3172
CALGON CARBON CORP	CCC	CASH	212,000	6.8500	1,452,200	25,440	1.7518
ADOLPH COORS CO-CL B	RKY	CASH	30,800	68.4900	2,109,492	25,256	1.1973
CYTEC INDUSTRIES INC	CYT	CASH	67,100	48.2400	3,236,904	26,840	0.8292
WTS DIME BANCORP INC NEW LITIGATION TRACKING EXP 11/22/2005	DIMEZ	CASH	655,700	0.1300	85,241		
E.PIPHANY INC	EPNY	CASH	146,300	3.9300	574,959		
EARTHLINK INC	ELNK	CASH	119,800	10.0100	1,199,198		
FAIRCHILD SEMICONDUCTOR INTL INC	FCS	CASH	168,300	12.3300	2,075,139		
FIRST AMERICAN CORP	FAF	CASH	124,000	28.9700	3,592,280	74,400	2.0711

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD July 31, 2004
THROUGH August 31, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT July 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
MYRIAD GENETICS INC	MYGN	CASH	62,600	16.2300	1,015,998		
MAXWELL TECHNOLOGIES INC	MXWL	CASH	39,000	9.5600	372,840		
MAXTOR CORP (NEW)	MXO	CASH	318,600	4.2000	1,338,120		
MILACRON INC	MZ	CASH	222,100	3.4000	755,140		
MANITOWOC CO INC	MTW	CASH	53,100	33.1600	1,760,796	14,868	0.8444
NATIONAL-OILWELL INC	NOI	CASH	51,300	29.9000	1,533,870		
NVIDIA CORP	NVDA	CASH	36,900	12.4600	459,774		
NAVISTAR INTERNATIONAL CORP NEW	NAV	CASH	63,200	35.7800	2,261,296		
PAREXEL INTERNATIONAL CORP	PRXL	CASH	70,600	19.2500	1,359,050		
POLO RALPH LAUREN CORP-CL A	RL	CASH	53,400	36.5300	1,950,702	10,680	0.5475
QUANTA SERVICES INC	PWR	CASH	347,600	6.4200	2,231,592		
QUANTUM CORP DSSG COM	DSS	CASH	708,000	2.3500	1,663,800		
PATHMARK STORES INC NEW	PTMK	CASH	225,900	7.0800	1,599,372		
PEPSIAMERICAS INC	PAS	CASH	73,600	19.8400	1,460,224	22,080	1.5121
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	CASH	106,150	5.2600	558,349		
ORBITAL SCIENCES CORP	ORB	CASH	95,500	10.6700	1,018,985		
PALL CORP	PLL	CASH	111,300	24.3600	2,711,268	40,068	1.4778
PIER 1 IMPORTS INC	PIR	CASH	71,000	17.3500	1,231,850	28,400	2.3055

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD July 31, 2004
THROUGH August 31, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT July 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
RADWARE LTD ORD	RDWR	CASH	57,800	18.7500	1,083,750		
RECKSON ASSOCIATES REALTY CORP	RA	CASH	15,100	29.4000	443,940	25,640	5.7756
RYDER SYSTEM INC	R	CASH	56,800	43.8100	2,488,408	34,080	1.3696
SYBRON DENTAL SPECIALTIES INC	SYD	CASH	62,100	27.8800	1,731,348		
SCHOLASTIC CORP	SCHL	CASH	41,700	29.2500	1,219,725		
TELEDYNE TECHNOLOGIES INC	TDY	CASH	115,500	24.1500	2,789,325		
TIBCO SOFTWARE INC	TIBX	CASH	313,600	6.3200	1,981,952		
TECUMSEH PRODUCTS CO-CL A NON-VTG	TECUA	CASH	28,700	41.1500	1,181,005	36,736	3.1106
TYSON FOODS INC-CL A	TSN	CASH	46,600	16.4800	767,968	7,456	0.9709
UTSTARCOM INC	UTSI	CASH	77,700	15.4700	1,202,019		
UNIFI INC	UFI	CASH	111,700	1.9100	213,347		
UNISYS CORP	UIS	CASH	176,200	10.0400	1,769,048		
UNITED INDUSTRIAL CORP	UIC	CASH	29,100	30.0700	875,037	11,640	1.3302
VISTEON CORP	VC	CASH	137,900	9.3300	1,286,607	33,096	2.5723
VALASSIS COMMUNICATIONS INC	VCI	CASH	41,200	28.2600	1,164,312		
WAVECOM SA SPONS ADR	WVCM	CASH	132,700	3.7100	492,317		
WABTEC CORP	WAB	CASH	108,700	17.1100	1,859,857	4,348	0.2338
Total Equities& Options					$111,694,601	$661,819	
TOTAL EQUITIES					$111,694,601	$661,819	

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

ACCOUNT EXECUTIVE SMALL CAP / BHN
TELEPHONE/EMAIL (212)371-4200 bnahum@djgreene.com

STATEMENT PERIOD	September 1, 2004
THROUGH	September 30, 2004
ACCOUNT NUMBER	806-28217 G61
TAXPAYER NUMBER	On File
LAST STATEMENT	August 31, 2004

What's In This Statement



DJG SMALL CAP FUND
ATTN: E STEPHEN WALSH
599 LEXINGTON AVENUE
12TH FLOOR
NEW YORK NY 10022-6030

Your Portfolio at a Glance

TOTAL VALUE OF SECURITIES THIS PERIOD	115,903,230
NET CREDIT BALANCE	4,552,532
MONEY MARKET FUND BALANCE	6,850,110
NET EQUITY THIS PERIOD	$127,305,872
NET EQUITY LAST STATEMENT	115,819,613
CHANGE SINCE LAST STATEMENT	11,486,259

Market Value of Your Portfolio

Cash & Equivalent — $11,402,642 / $4,125,012
Equities — $115,903,230 / $111,694,601

Current market value
Last statement's market value

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD September 1, 2004
THROUGH September 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT August 31, 2004

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
CASH BALANCE				4,552,532		
REICH & TANG SHORT TERM INCOME FUND INC US GOVT PORTF CL A	SGVXX	6,850,110	1.0000	6,850,110	51,376	0.7500
TOTAL CASH & CASH EQUIVALENTS				$11,402,642	$51,376	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ABERCROMBIE & FITCH CO-CL A	ANF	CASH	34,900	31.5000	1,099,350	17,450	1.5873
ALPHARMA INC-CL A	ALO	CASH	81,400	18.2900	1,488,806	14,652	0.9841
ARVINMERITOR INC	ARM	CASH	44,100	18.7500	826,875	17,640	2.1333
APPLERA CORP COM CELERA GENOMICS GROUP	CRA	CASH	216,200	11.6900	2,527,378		
ARRIS GROUP INC	ARRS	CASH	198,600	5.2200	1,036,692		
AQUILA INC NEW	ILA	CASH	106,600	3.1200	332,592		
ASCENTIAL SOFTWARE CORPORATION NEW	ASCL	CASH	166,450	13.4700	2,242,082		
ACCELRYS INC	ACCL	CASH	148,700	6.5200	969,524		
ADESA INC	KAR	CASH	67,100	16.4300	1,102,453		
ALLETE INC	ALE	CASH	21,666	32.5000	704,145	73,448	10.4308

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD September 1, 2004
THROUGH September 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT August 31, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ALLIANCE SEMICONDUCTOR CORP	ALSC	CASH	150,300	3.4600	520,038		
BEARINGPOINT INC	BE	CASH	281,300	8.9400	2,514,822		
BRINK'S COMPANY	BCO	CASH	96,800	30.1700	2,920,456	9,680	0.3315
CMS ENERGY CORP	CMS	CASH	113,100	9.5200	1,076,712		
CSK AUTO CORP	CAO	CASH	34,700	13.3200	462,204		
COMMUNITY HEALTH SYSTEM INC NEW	CYH	CASH	83,300	26.6800	2,222,444		
CONSTAR INTERNATIONAL INC NEW	CNST	CASH	93,500	4.9500	462,825		
CROWN HOLDINGS INC	CCK	CASH	200,400	10.3100	2,066,124		
CNH GLOBAL N V NEW	CNH	CASH	103,860	19.5800	2,033,579	19,526	0.9602
CALGON CARBON CORP	CCC	CASH	212,000	7.2200	1,530,640	25,440	1.6620
ADOLPH COORS CO-CL B	RKY	CASH	30,800	67.9200	2,091,936	25,256	1.2073
CYTEC INDUSTRIES INC	CYT	CASH	67,100	48.9500	3,284,545	26,840	0.8172
WTS DIME BANCORP INC NEW LITIGATION TRACKING EXP 11/22/2005	DIMEZ	CASH	655,700	0.1400	91,798		
E.PIPHANY INC	EPNY	CASH	146,300	4.0300	589,589		
EARTHLINK INC	ELNK	CASH	119,800	10.3000	1,233,940		
FAIRCHILD SEMICONDUCTOR INTL INC	FCS	CASH	168,300	14.1700	2,384,811		
FIRST AMERICAN CORP	FAF	CASH	124,000	30.8300	3,822,920	74,400	1.9462

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD September 1, 2004
THROUGH September 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT August 31, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
GATX CORP	GMT	CASH	57,300	26.6600	1,527,618	45,840	3.0008
GENENCOR INTL INC	GCOR	CASH	91,600	16.0500	1,470,180		
GRUPO TMM S A SPONSORED ADR REPSTG SER A SHS	TMM	CASH	208,200	2.3700	493,434		
HOLLINGER INTERNATIONAL INC CL A	HLR	CASH	65,200	17.2900	1,127,308	13,040	1.1567
INFOCUS CORP	INFS	CASH	69,100	9.1600	632,956		
INTERNET SEC SYS INC	ISSX	CASH	136,000	17.0000	2,312,000		
HEALTH NET INC	HNT	CASH	143,600	24.7200	3,549,792		
HEALTHSOUTH CORP	HLSH	CASH	324,200	5.1000	1,653,420		
HERCULES INC	HPC	CASH	161,100	14.2500	2,295,675		
IMC GLOBAL INC	IGL	CASH	83,600	17.3900	1,453,804		
JACUZZI BRANDS INC	JJZ	CASH	262,800	9.3000	2,444,040		
JO ANN STORES INC	JAS	CASH	34,900	28.0400	978,596		
KEYNOTE SYS INC	KEYN	CASH	107,300	14.1600	1,519,368		
KANSAS CITY SOUTHERN NEW	KSU	CASH	88,500	15.1700	1,342,545		
LEAPFROG ENTERPRISES INC	LF	CASH	79,400	20.2500	1,607,850		
LA Z BOY INC COM	LZB	CASH	43,700	15.1800	663,366	19,228	2.8986
MYRIAD GENETICS INC	MYGN	CASH	62,600	17.1000	1,070,460		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD	September 1, 2004
THROUGH	September 30, 2004
ACCOUNT NUMBER	806-28217 G61
TAXPAYER NUMBER	On File
LAST STATEMENT	August 31, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
MAXWELL TECHNOLOGIES INC	MXWL	CASH	39,000	10.3100	402,090		
MAXTOR CORP (NEW)	MXO	CASH	318,600	5.2000	1,656,720		
MILACRON INC	MZ	CASH	222,100	3.1200	692,952		
MANITOWOC CO INC	MTW	CASH	53,100	35.4600	1,882,926	14,868	0.7896
NATIONAL-OILWELL INC	NOI	CASH	51,300	32.8600	1,685,718		
NVIDIA CORP	NVDA	CASH	36,900	14.5200	535,788		
NAVISTAR INTERNATIONAL CORP NEW	NAV	CASH	63,200	37.1900	2,350,408		
PAREXEL INTERNATIONAL CORP	PRXL	CASH	70,600	19.6000	1,383,760		
POLO RALPH LAUREN CORP-CL A	RL	CASH	53,400	36.3700	1,942,158	10,680	0.5499
QUANTA SERVICES INC	PWR	CASH	347,600	6.0500	2,102,980		
QUANTUM CORP DSSG COM	DSS	CASH	708,000	2.3100	1,635,480		
PATHMARK STORES INC NEW	PTMK	CASH	236,600	4.8500	1,147,510		
PEPSIAMERICAS INC	PAS	CASH	73,600	19.1000	1,405,760	22,080	1.5707
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	CASH	110,550	4.9000	541,695		
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	MRGN	200	4.9000	980		
ORBITAL SCIENCES CORP	ORB	CASH	95,500	11.4200	1,090,610		
PALL CORP	PLL	CASH	111,300	24.4800	2,724,624	40,068	1.4706

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD September 1, 2004
THROUGH September 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT August 31, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
PIER 1 IMPORTS INC	PIR	CASH	71,000	18.0800	1,283,680	28,400	2.2124
RADWARE LTD ORD	RDWR	CASH	57,800	22.0000	1,271,600		
REDBACK NETWORKS INC	RBAK	CASH	8,000	5.2200	41,760		
RECKSON ASSOCIATES REALTY CORP	RA	CASH	15,100	28.7500	434,125	25,640	5.9061
RYDER SYSTEM INC	R	CASH	56,800	47.0400	2,671,872	34,080	1.2755
SYBRON DENTAL SPECIALTIES INC	SYD	CASH	62,100	29.6900	1,843,749		
SCHOLASTIC CORP	SCHL	CASH	41,700	30.8900	1,288,113		
TELEDYNE TECHNOLOGIES INC	TDY	CASH	115,500	25.0400	2,892,120		
TIBCO SOFTWARE INC	TIBX	CASH	313,600	8.5100	2,668,736		
TECUMSEH PRODUCTS CO-CL A NON-VTG	TECUA	CASH	28,700	41.8700	1,201,669	36,736	3.0571
TYSON FOODS INC-CL A	TSN	CASH	46,600	16.0200	746,532	7,456	0.9988
UTSTARCOM INC	UTSI	CASH	77,700	16.1100	1,251,747		
UNIFI INC	UFI	CASH	111,700	2.2800	254,676		
UNISYS CORP	UIS	CASH	176,200	10.3200	1,818,384		
UNITED INDUSTRIAL CORP	UIC	CASH	19,000	32.8900	624,910	7,600	1.2162
VISTEON CORP	VC	CASH	137,900	7.9900	1,101,821	33,096	3.0038
VALASSIS COMMUNICATIONS INC	VCI	CASH	41,200	29.5800	1,218,696		
WAVECOM SA SPONS ADR	WVCM	CASH	132,700	3.4800	461,796		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

ACCOUNT EXECUTIVE SMALL CAP / BHN
TELEPHONE/EMAIL (212)371-4200/ bnahum@djgreene.com

STATEMENT PERIOD	October 1, 2004
THROUGH	October 29, 2004
ACCOUNT NUMBER	806-28217 G61
TAXPAYER NUMBER	On File
LAST STATEMENT	September 30, 2004

What's In This Statement

DJG SMALL CAP FUND
ATTN: E STEPHEN WALSH
599 LEXINGTON AVENUE
12TH FLOOR
NEW YORK NY 10022-6030

Your Portfolio at a Glance

TOTAL VALUE OF SECURITIES THIS PERIOD*	120,868,477
MONEY MARKET FUND BALANCE	7,677,608
NET EQUITY THIS PERIOD	$128,546,085
NET EQUITY LAST STATEMENT	127,305,872
CHANGE SINCE LAST STATEMENT	1,240,213

*This portfolio includes one or more unpriced securities that are not reflected in the Total Value of Securities and the Net Equity This Period.

Market Value of Your Portfolio

Cash & Equivalent — $7,677,608 / $11,402,642
Equities — $120,868,477 / $115,903,230

Current market value
Last statement's market value

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD	October 1, 2004
THROUGH	October 29, 2004
ACCOUNT NUMBER	806-28217 G61
TAXPAYER NUMBER	On File
LAST STATEMENT	September 30, 2004

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
REICH & TANG SHORT TERM INCOME FUND INC US GOVT PORTF CL A	SGVXX	7,677,607.87	1.0000	7,677,608	62,956	0.8200
TOTAL CASH & CASH EQUIVALENTS				$7,677,608	$62,956	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ABERCROMBIE & FITCH CO-CL A	ANF	CASH	36,200	39.1800	1,418,316	18,100	1.2762
ALPHARMA INC-CL A	ALO	CASH	81,400	16.9500	1,379,730	14,652	1.0619
ALLIANCE GAMING CORPORATION	AGI	CASH	64,600	9.2500	597,550		
ARVINMERITOR INC	ARM	CASH	45,800	18.6600	854,628	18,320	2.1436
APPLERA CORP COM CELERA GENOMICS GROUP	CRA	CASH	224,500	12.8200	2,878,090		
ARRIS GROUP INC	ARRS	CASH	217,200	4.6500	1,009,980		
AQUILA INC NEW	ILA	CASH	112,800	3.1700	357,576		
ASCENTIAL SOFTWARE CORPORATION NEW	ASCL	CASH	172,850	14.0900	2,435,457		
ACCELRYS INC	ACCL	CASH	183,800	5.7600	1,058,688		
ADESA INC	KAR	CASH	73,600	20.1500	1,483,040	22,080	1.4888
ALLETE INC	ALE	CASH	22,466	33.9800	763,395	26,959	3.5315

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD October 1, 2004
THROUGH October 29, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT September 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ALLIANCE SEMICONDUCTOR CORP	ALSC	CASH	158,700	3.4500	547,515		
BEARINGPOINT INC	BE	CASH	292,100	8.7000	2,541,270		
BRINK'S COMPANY	BCO	CASH	96,800	32.1000	3,107,280	9,680	0.3115
CMS ENERGY CORP	CMS	CASH	167,800	9.3600	1,570,608		
CSK AUTO CORP	CAO	CASH	39,700	14.6400	581,208		
COMMUNITY HEALTH SYSTEM INC NEW	CYH	CASH	86,500	26.8200	2,319,930		
CONSTAR INTERNATIONAL INC NEW	CNST	CASH	97,100	5.4000	524,340		
CROWN HOLDINGS INC	CCK	CASH	200,400	11.3500	2,274,540		
CNH GLOBAL N V NEW	CNH	CASH	107,860	17.0500	1,839,013	20,278	1.1027
CALGON CARBON CORP	CCC	CASH	174,800	6.8800	1,202,624	20,976	1.7442
ADOLPH COORS CO-CL B	RKY	CASH	32,000	66.7000	2,134,400	26,240	1.2294
CYTEC INDUSTRIES INC	CYT	CASH	72,800	46.5100	3,385,928	29,120	0.8600
WTS DIME BANCORP INC NEW LITIGATION TRACKING EXP 11/22/2005	DIMEZ	CASH	681,000	0.1400	95,340		
E.PIPHANY INC	EPNY	CASH	151,900	4.3800	665,322		
EARTHLINK INC	ELNK	CASH	119,800	10.3300	1,237,534		
FAIRCHILD SEMICONDUCTOR INTL INC	FCS	CASH	174,800	14.3700	2,511,876		
FIRST AMERICAN CORP	FAF	CASH	124,000	31.1900	3,867,560	74,400	1.9237

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD October 1, 2004
THROUGH October 29, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT September 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
GATX CORP	GMT	CASH	59,500	27.2800	1,623,160	47,600	2.9326
GENENCOR INTL INC	GCOR	CASH	95,100	15.5250	1,476,428		
GRUPO TMM S A SPONSORED ADR REPSTG SER A SHS	TMM	CASH	216,200	2.4900	538,338		
HOLLINGER INTERNATIONAL INC CL A	HLR	CASH	67,700	17.8500	1,208,445	13,540	1.1204
INFOCUS CORP	INFS	CASH	102,000	6.4400	656,880		
INTERNET SEC SYS INC	ISSX	CASH	136,000	21.7600	2,959,360		
HEALTH NET INC	HNT	CASH	149,100	24.2600	3,617,166		
HEALTHSOUTH CORP	HLSH	CASH	336,700	5.4700	1,841,749		
HERCULES INC	HPC	CASH	161,100	14.2800	2,300,508		
JACUZZI BRANDS INC	JJZ	CASH	262,800	8.6500	2,273,220		
JO ANN STORES INC	JAS	CASH	45,400	24.6600	1,119,564		
KEYNOTE SYS INC	KEYN	CASH	112,300	14.0650	1,579,500		
KANSAS CITY SOUTHERN NEW	KSU	CASH	91,900	16.9500	1,557,705		
LEAPFROG ENTERPRISES INC	LF	CASH	96,100	12.2000	1,172,420		
LA Z BOY INC COM	LZB	CASH	68,100	13.1900	898,239	29,964	3.3359
MYRIAD GENETICS INC	MYGN	CASH	65,000	17.7200	1,151,800		
MAXWELL TECHNOLOGIES INC	MXWL	CASH	40,500	10.5500	427,275		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD October 1, 2004
THROUGH October 29, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT September 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
MAXTOR CORP (NEW)	MXO	CASH	419,000	2.9600	1,240,240		
MILACRON INC	MZ	CASH	230,700	2.7500	634,425		
MOSAIC CO	MOS	CASH	68,100	15.0400	1,024,224		
RTS MILACRON INC RIGHTS OFFERING EXP 11/22/2004	598709996	CASH	104,277	Unpriced			
MANITOWOC CO INC	MTW	CASH	53,100	35.3000	1,874,430	14,868	0.7932
NATIONAL-OILWELL INC	NOI	CASH	36,300	33.7100	1,223,673		
NVIDIA CORP	NVDA	CASH	36,900	14.4700	533,943		
NEIGHBORCARE INC	NCRX	CASH	2,200	25.6300	56,386		
NAVISTAR INTERNATIONAL CORP NEW	NAV	CASH	65,600	34.5500	2,266,480		
PAREXEL INTERNATIONAL CORP	PRXL	CASH	73,300	19.2500	1,411,025		
POLO RALPH LAUREN CORP-CL A	RL	CASH	55,500	36.9300	2,049,615	11,100	0.5416
QUANTA SERVICES INC	PWR	CASH	361,000	6.7200	2,425,920		
QUANTUM CORP DSSG COM	DSS	CASH	735,300	2.6800	1,970,604		
PATHMARK STORES INC NEW	PTMK	CASH	245,700	4.3100	1,058,967		
PEPSIAMERICAS INC	PAS	CASH	73,600	20.2500	1,490,400	22,080	1.4815
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	CASH	115,350	5.8400	673,644		
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	MRGN	200	5.8400	1,168		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD October 1, 2004
THROUGH October 29, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT September 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ORBITAL SCIENCES CORP	ORB	CASH	95,500	10.3500	988,425		
PALL CORP	PLL	CASH	112,100	25.8600	2,898,906	40,356	1.3921
PIER 1 IMPORTS INC	PIR	CASH	73,700	17.9500	1,322,915	29,480	2.2284
RADWARE LTD ORD	RDWR	CASH	60,000	24.7000	1,482,000		
REDBACK NETWORKS INC	RBAK	CASH	112,400	4.5100	506,924		
RECKSON ASSOCIATES REALTY CORP	RA	CASH	15,700	30.3500	476,495	26,659	5.5948
RYDER SYSTEM INC	R	CASH	56,800	50.1000	2,845,680	34,080	1.1976
SYBRON DENTAL SPECIALTIES INC	SYD	CASH	64,500	32.5700	2,100,765		
SCHOLASTIC CORP	SCHL	CASH	43,300	30.3200	1,312,856		
TELEDYNE TECHNOLOGIES INC	TDY	CASH	110,300	25.5700	2,820,371		
TIBCO SOFTWARE INC	TIBX	CASH	274,400	9.7200	2,667,168		
TECUMSEH PRODUCTS CO-CL A NON-VTG	TECUA	CASH	29,800	43.2800	1,289,744	38,144	2.9575
TYSON FOODS INC-CL A	TSN	CASH	48,400	14.5000	701,800	7,744	1.1034
UTSTARCOM INC	UTSI	CASH	80,700	17.1200	1,381,584		
UNIFI INC	UFI	CASH	116,000	3.2500	377,000		
UNISYS CORP	UIS	CASH	183,000	10.6200	1,943,460		
VISTEON CORP	VC	CASH	143,200	7.1100	1,018,152	34,368	3.3755
VALASSIS COMMUNICATIONS INC	VCI	CASH	42,800	34.3800	1,471,464		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD	October 30, 2004
THROUGH	November 30, 2004
ACCOUNT NUMBER	806-28217 G61
TAXPAYER NUMBER	On File
LAST STATEMENT	October 29, 2004

ACCOUNT EXECUTIVE SMALL CAP / BHN
TELEPHONE/EMAIL (212)371-4200/ bnahum@djgreene.com

What's In This Statement



DJG SMALL CAP FUND
ATTN: E STEPHEN WALSH
599 LEXINGTON AVENUE
12TH FLOOR
NEW YORK NY 10022-6030

Your Portfolio at a Glance

TOTAL VALUE OF SECURITIES THIS PERIOD	131,291,300
NET CREDIT BALANCE	238,913
MONEY MARKET FUND BALANCE	12,312,083
NET EQUITY THIS PERIOD	$143,842,296
NET EQUITY LAST STATEMENT	128,546,085
CHANGE SINCE LAST STATEMENT	15,296,211

Market Value of Your Portfolio


Cash & Equivalent
$12,550,996
$7,677,608
Equities
$131,291,300
$120,868,477
Current market value
Last statement's market value

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD October 30, 2004
THROUGH November 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT October 29, 2004

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
CASH BALANCE				238,913		
REICH & TANG SHORT TERM INCOME FUND INC US GOVT PORTF CL A	SGVXX	12,312,083.44	1.0000	12,312,083	135,433	1.1000
TOTAL CASH & CASH EQUIVALENTS				$12,550,996	$135,433	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ABERCROMBIE & FITCH CO-CL A	ANF	CASH	36,200	45.5500	1,648,910	18,100	1.0977
ALLIANCE GAMING CORPORATION	AGI	CASH	133,300	12.0900	1,611,597		
ARVINMERITOR INC	ARM	CASH	68,900	21.9500	1,512,355	27,560	1.8223
APPLERA CORP COM CELERA GENOMICS GROUP	CRA	CASH	224,500	14.0800	3,160,960		
ARRIS GROUP INC	ARRS	CASH	217,200	5.6900	1,235,868		
AQUILA INC NEW	ILA	CASH	112,800	3.5000	394,800		
ASCENTIAL SOFTWARE CORPORATION NEW	ASCL	CASH	254,650	13.6700	3,481,066		
ACCELRYS INC	ACCL	CASH	183,800	6.2600	1,150,588		
ADESA INC	KAR	CASH	73,600	19.9600	1,469,056	22,080	1.5030
ALLETE INC	ALE	CASH	22,466	36.4000	817,762	26,959	3.2967

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD October 30, 2004
THROUGH November 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT October 29, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ALLIANCE SEMICONDUCTOR CORP	ALSC	CASH	158,700	3.5000	555,450		
BEARINGPOINT INC	BE	CASH	306,100	8.7000	2,663,070		
BRINK'S COMPANY	BCO	CASH	96,800	38.6100	3,737,448	9,680	0.2590
CMS ENERGY CORP	CMS	CASH	167,800	10.2000	1,711,560		
CSK AUTO CORP	CAO	CASH	39,700	15.3400	608,998		
COMMUNITY HEALTH SYSTEM INC NEW	CYH	CASH	86,500	27.6500	2,391,725		
CENTERPOINT ENERGY INC	CNP	CASH	61,600	11.1600	687,456	24,640	3.5842
CONSTAR INTERNATIONAL INC NEW	CNST	CASH	101,200	6.0000	607,200		
CROWN HOLDINGS INC	CCK	CASH	200,400	12.8000	2,565,120		
CNH GLOBAL N V NEW	CNH	CASH	108,360	18.7400	2,030,666	20,372	1.0032
CALGON CARBON CORP	CCC	CASH	165,100	9.3500	1,543,685	19,812	1.2834
ADOLPH COORS CO-CL B	RKY	CASH	38,300	74.9000	2,868,670	31,406	1.0948
CYTEC INDUSTRIES INC	CYT	CASH	72,800	48.6100	3,538,808	29,120	0.8229
WTS DIME BANCORP INC NEW LITIGATION TRACKING EXP 11/22/2005	DIMEZ	CASH	681,000	0.1600	108,960		
E.PIPHANY INC	EPNY	CASH	173,500	4.5200	784,220		
EARTHLINK INC	ELNK	CASH	164,400	10.8400	1,782,096		
FAIRCHILD SEMICONDUCTOR INTL INC	FCS	CASH	174,800	15.3000	2,674,440		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD October 30, 2004
THROUGH November 30, 2004

ACCOUNT NUMBER 8D6-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT October 29, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
FIRST AMERICAN CORP	FAF	CASH	124,000	32.9500	4,085,800	74,400	1.8209
GATX CORP	GMT	CASH	59,500	29.4400	1,751,680	47,600	2.7174
GENENCOR INTL INC	GCOR	CASH	95,100	16.2000	1,540,620		
GRUPO TMM S A SPONSORED ADR REPSTG SER A SHS	TMM	CASH	216,200	3.4900	754,538		
HOLLINGER INTERNATIONAL INC CL A	HLR	CASH	67,700	18.7300	1,268,021	13,540	1.0678
INFOCUS CORP	INFS	CASH	131,800	6.7000	883,060		
INTERNET SEC SYS INC	ISSX	CASH	76,300	24.2100	1,847,223		
HEALTH NET INC	HNT	CASH	151,300	27.2200	4,118,386		
HERCULES INC	HPC	CASH	161,100	14.9000	2,400,390		
INPUT/OUTPUT INC	IO	CASH	50,300	8.7700	441,131		
JACUZZI BRANDS INC	JJZ	CASH	262,800	9.3400	2,454,552		
JO ANN STORES INC	JAS	CASH	45,400	27.5200	1,249,408		
KEYNOTE SYS INC	KEYN	CASH	133,800	12.7300	1,703,274		
KANSAS CITY SOUTHERN NEW	KSU	CASH	91,900	17.0100	1,563,219		
LEAPFROG ENTERPRISES INC	LF	CASH	96,100	14.0000	1,345,400		
LA Z BOY INC COM	LZB	CASH	77,000	15.3500	1,181,950	33,880	2.8664
MYRIAD GENETICS INC	MYGN	CASH	65,000	19.2400	1,250,600		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD October 30, 2004
THROUGH November 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT October 29, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
MAXWELL TECHNOLOGIES INC	MXWL	CASH	40,500	10.7400	434,970		
MAXTOR CORP (NEW)	MXO	CASH	470,300	3.8200	1,796,546		
MILACRON INC	MZ	CASH	334,977	2.9900	1,001,581		
MAGELLAN HEALTH SERVICES INC	MGLN	CASH	12,100	35.6490	431,353		
MOSAIC CO	MOS	CASH	68,100	17.3800	1,183,578		
MANITOWOC CO INC	MTW	CASH	53,100	37.3500	1,983,285	14,868	0.7497
NATIONAL-OILWELL INC	NOI	CASH	36,300	36.2000	1,314,060		
NVIDIA CORP	NVDA	CASH	29,500	19.1300	564,335		
NEIGHBORCARE INC	NCRX	CASH	2,200	28.0900	61,798		
NAVISTAR INTERNATIONAL CORP NEW	NAV	CASH	65,600	41.1500	2,699,440		
PAREXEL INTERNATIONAL CORP	PRXL	CASH	73,300	20.6300	1,512,179		
POLO RALPH LAUREN CORP-CL A	RL	CASH	55,500	39.3900	2,186,145	11,100	0.5077
QUANTA SERVICES INC	PWR	CASH	361,000	7.7100	2,783,310		
QUANTUM CORP DSSG COM	DSS	CASH	735,300	2.8600	2,102,958		
PATHMARK STORES INC NEW	PTMK	CASH	245,700	5.5100	1,353,807		
PEPSIAMERICAS INC	PAS	CASH	73,600	21.1100	1,553,696	22,080	1.4211
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	CASH	120,950	5.7900	700,301		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD October 30, 2004
THROUGH November 30, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT October 29, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	MRGN	200	5.7900	1,158		
ORBITAL SCIENCES CORP	ORB	CASH	95,500	13.0000	1,241,500		
PALL CORP	PLL	CASH	112,100	27.0900	3,036,789	40,356	1.3289
PIER 1 IMPORTS INC	PIR	CASH	73,700	18.2400	1,344,288	29,480	2.1930
RADWARE LTD ORD	RDWR	CASH	39,200	25.4100	996,072		
REDBACK NETWORKS INC	RBAK	CASH	127,400	4.8000	611,520		
RECKSON ASSOCIATES REALTY CORP	RA	CASH	15,700	32.3800	508,366	26,659	5.2441
RYDER SYSTEM INC	R	CASH	38,600	53.6400	2,070,504	23,160	1.1186
SYBRON DENTAL SPECIALTIES INC	SYD	CASH	64,500	34.2400	2,208,480		
SCHOLASTIC CORP	SCHL	CASH	43,300	32.9400	1,426,302		
TELEDYNE TECHNOLOGIES INC	TDY	CASH	71,600	29.7000	2,126,520		
TIBCO SOFTWARE INC	TIBX	CASH	201,400	11.5000	2,316,100		
TECUMSEH PRODUCTS CO-CL A NON-VTG	TECUA	CASH	35,300	45.7900	1,616,387	45,184	2.7954
TYSON FOODS INC-CL A	TSN	CASH	48,400	16.3900	793,276	7,744	0.9762
UTSTARCOM INC	UTSI	CASH	80,700	19.5400	1,576,878		
UNIFI INC	UFI	CASH	116,000	3.7200	431,520		
UNISYS CORP	UIS	CASH	212,500	11.4900	2,441,625		
VISTEON CORP	VC	CASH	174,500	8.4600	1,476,270	41,880	2.8369

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD	December 1, 2004
THROUGH	December 31, 2004
ACCOUNT NUMBER	806-28217 G61
TAXPAYER NUMBER	On File
LAST STATEMENT	November 30, 2004

ACCOUNT EXECUTIVE SMALL CAP / BHN
TELEPHONE/EMAIL (212)371-4200 bnahum@djgreene.com

What's In This Statement



DJG SMALL CAP FUND
ATTN: E STEPHEN WALSH
599 LEXINGTON AVENUE
12TH FLOOR
NEW YORK NY 10022-6030

Your Portfolio at a Glance

TOTAL VALUE OF SECURITIES THIS PERIOD	138,561,160
NET CREDIT BALANCE	100,139
MONEY MARKET FUND BALANCE	3,978,037
NET EQUITY THIS PERIOD	$142,639,336
NET EQUITY LAST STATEMENT	143,842,296
CHANGE SINCE LAST STATEMENT	-1,202,960

Market Value of Your Portfolio

Cash & Equivalent — $4,078,176 / $12,550,996

Equities — $138,561,160 / $131,291,300

Current market value
Last statement's market value

Important Message

If any information regarding 2004 interest, dividends, miscellaneous income, gross proceeds or original issue discount is required to be reported to the IRS for this account, a Consolidated Form 1099 will be mailed to you by January 31, 2005 or a 1042S by March 15, 2005.

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD December 1, 2004
THROUGH December 31, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT November 30, 2004

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
CASH BALANCE				100,139		
REICH & TANG SHORT TERM INCOME FUND INC US GOVT PORTF CL A	SGVXX	3,978,036.84	1.0000	3,978,037	52,112	1.3100
TOTAL CASH & CASH EQUIVALENTS				$4,078,176	$52,112	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ABERCROMBIE & FITCH CO-CL A	ANF	CASH	36,200	46.9500	1,699,590	18,100	1.0650
ALLIANCE GAMING CORPORATION	AGI	CASH	133,300	13.8100	1,840,873		
ARVINMERITOR INC	ARM	CASH	80,800	22.3700	1,807,496	32,320	1.7881
APPLERA CORP COM CELERA GENOMICS GROUP	CRA	CASH	224,500	13.7500	3,086,875		
ARRIS GROUP INC	ARRS	CASH	231,600	7.0400	1,630,464		
AQUILA INC NEW	ILA	CASH	112,800	3.6900	416,232		
ASCENTIAL SOFTWARE CORPORATION NEW	ASCL	CASH	262,550	16.3100	4,282,191		
ACCELRYS INC	ACCL	CASH	183,800	7.8000	1,433,640		
ADESA INC	KAR	CASH	73,600	21.2200	1,561,792	22,080	1.4138
ALLETE INC	ALE	CASH	22,466	36.7500	825,626	26,959	3.2653

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD December 1, 2004
THROUGH December 31, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT November 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ALLIANCE SEMICONDUCTOR CORP	ALSC	CASH	158,700	3.7000	587,190		
BEARINGPOINT INC	BE	CASH	380,800	8.0300	3,057,824		
BRINK'S COMPANY	BCO	CASH	63,800	39.5200	2,521,376	6,380	0.2530
CMS ENERGY CORP	CMS	CASH	167,800	10.4500	1,753,510		
CSK AUTO CORP	CAO	CASH	39,700	16.7400	664,578		
COMMUNITY HEALTH SYSTEM INC NEW	CYH	CASH	86,500	27.8800	2,411,620		
CENTERPOINT ENERGY INC	CNP	CASH	129,000	11.3000	1,457,700	51,600	3.5398
CONSTAR INTERNATIONAL INC NEW	CNST	CASH	101,200	7.7200	781,264		
CROWN HOLDINGS INC	CCK	CASH	200,400	13.7400	2,753,496		
CNH GLOBAL N V NEW	CNH	CASH	109,360	19.3700	2,118,303	20,560	0.9706
CALGON CARBON CORP	CCC	CASH	165,100	9.0800	1,499,108	19,812	1.3216
ADOLPH COORS CO-CL B	RKY	CASH	38,300	75.6700	2,898,161	31,406	1.0837
CYTEC INDUSTRIES INC	CYT	CASH	72,800	51.4200	3,743,376	29,120	0.7779
WTS DIME BANCORP INC NEW LITIGATION TRACKING EXP 11/22/2005	DIMEZ	CASH	681,000	0.1900	129,390		
E.PIPHANY INC	EPNY	CASH	205,600	4.8300	993,048		
EARTHLINK INC	ELNK	CASH	164,400	11.5200	1,893,888		
EXIDE TECHNOLOGIES NEW	XIDE	CASH	12,700	13.7800	175,006		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD December 1, 2004
THROUGH December 31, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT November 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
FAIRCHILD SEMICONDUCTOR INTL INC	FCS	CASH	196,400	16.2600	3,193,464		
FIRST AMERICAN CORP	FAF	CASH	124,000	35.1400	4,357,360	74,400	1.7075
GATX CORP	GMT	CASH	59,500	29.5600	1,758,820	47,600	2.7064
GENENCOR INTL INC	GCOR	CASH	95,100	16.4000	1,559,640		
GRUPO TMM S A SPONSORED ADR REPSTG SER A SHS	TMM	CASH	216,200	3.6600	791,292		
HOLLINGER INTERNATIONAL INC CL A	HLR	CASH	67,700	15.6800	1,061,536	13,540	1.2755
INFOCUS CORP	INFS	CASH	132,300	9.1600	1,211,868		
INTERNET SEC SYS INC	ISSX	CASH	28,600	23.2500	664,950		
HEALTH NET INC	HNT	CASH	151,300	28.8700	4,368,031		
HERCULES INC	HPC	CASH	161,100	14.8500	2,392,335		
INPUT/OUTPUT INC	IO	CASH	50,300	8.8400	444,652		
JACUZZI BRANDS INC	JJZ	CASH	262,800	8.7000	2,286,360		
JO ANN STORES INC	JAS	CASH	52,600	27.5400	1,448,604		
KEYNOTE SYS INC	KEYN	CASH	133,800	13.9200	1,862,496		
KANSAS CITY SOUTHERN NEW	KSU	CASH	91,900	17.7300	1,629,387		
LEAPFROG ENTERPRISES INC	LF	CASH	113,600	13.6000	1,544,960		
LA Z BOY INC COM	LZB	CASH	77,000	15.3700	1,183,490	33,880	2.8627

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD December 1, 2004
THROUGH December 31, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT November 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
MYRIAD GENETICS INC	MYGN	CASH	65,000	22.5100	1,463,150		
MAXWELL TECHNOLOGIES INC	MXWL	CASH	40,500	10.1400	410,670		
MAXTOR CORP (NEW)	MXO	CASH	470,300	5.3000	2,492,590		
MILACRON INC	MZ	CASH	334,977	3.3900	1,135,572		
MAGELLAN HEALTH SERVICES INC	MGLN	CASH	12,100	34.1600	413,336		
MOSAIC CO	MOS	CASH	68,100	16.3200	1,111,392		
MANITOWOC CO INC	MTW	CASH	67,400	37.6500	2,537,610	18,872	0.7437
NATIONAL-OILWELL INC	NOI	CASH	36,300	35.2900	1,281,027		
NVIDIA CORP	NVDA	CASH	20,000	23.5600	471,200		
NEIGHBORCARE INC	NCRX	CASH	2,200	30.7200	67,584		
NAVISTAR INTERNATIONAL CORP NEW	NAV	CASH	68,800	43.9800	3,025,824		
PAREXEL INTERNATIONAL CORP	PRXL	CASH	73,300	20.3000	1,487,990		
POLO RALPH LAUREN CORP-CL A	RL	CASH	55,500	42.6000	2,364,300	11,100	0.4695
QUANTA SERVICES INC	PWR	CASH	361,000	8.0000	2,888,000		
QUANTUM CORP DSSGCOM	DSS	CASH	785,800	2.6200	2,058,796		
PATHMARK STORES INC NEW	PTMK	CASH	245,700	5.8100	1,427,517		
PEPSIAMERICAS INC	PAS	CASH	73,600	21.2400	1,563,264	22,080	1.4124
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	CASH	120,950	5.9900	724,491		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD December 1, 2004
THROUGH December 31, 2004

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT November 30, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	MRGN	200	5.9900	1,198		
ORBITAL SCIENCES CORP	ORB	CASH	95,500	11.8300	1,129,765		
PALL CORP	PLL	CASH	115,300	28.9500	3,337,935	41,508	1.2435
PIER 1 IMPORTS INC	PIR	CASH	73,700	19.7000	1,451,890	29,480	2.0305
RADWARE LTD ORD	RDWR	CASH	39,200	26.1300	1,024,296		
REDBACK NETWORKS INC	RBAK	CASH	127,400	5.3600	682,864		
RECKSON ASSOCIATES REALTY CORP	RA	CASH	15,700	32.8100	515,117	26,659	5.1753
RYDER SYSTEM INC	R	CASH	41,700	47.7700	1,992,009	25,020	1.2560
SYBRON DENTAL SPECIALTIES INC	SYD	CASH	64,500	35.3800	2,282,010		
SCHOLASTIC CORP	SCHL	CASH	43,300	36.9600	1,600,368		
TELEDYNE TECHNOLOGIES INC	TDY	CASH	61,900	29.4300	1,821,717		
TIBCO SOFTWARE INC	TIBX	CASH	193,100	13.3400	2,575,954		
TECUMSEH PRODUCTS CO-CL A NON-VTG	TECUA	CASH	39,000	47.8000	1,864,200	49,920	2.6778
TYSON FOODS INC-CL A	TSN	CASH	48,400	18.4000	890,560	7,744	0.8696
UTSTARCOM INC	UTSI	CASH	86,200	22.1500	1,909,330		
UNIFI INC	UFI	CASH	116,000	3.8300	444,280		
UNISYS CORP	UIS	CASH	223,800	10.1800	2,278,284		
VISTEON CORP	VC	CASH	174,500	9.7700	1,704,865	41,880	2.4565

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD	January 1, 2005
THROUGH	January 31, 2005
ACCOUNT NUMBER	806-28217 G61
TAXPAYER NUMBER	On File
LAST STATEMENT	December 31, 2004

ACCOUNT EXECUTIVE SMALL CAP / BHN
TELEPHONE/EMAIL (212)371-4200 bnahum@djgreene.com

What's In This Statement



DJG SMALL CAP FUND
ATTN: E STEPHEN WALSH
599 LEXINGTON AVENUE
12TH FLOOR
NEW YORK NY 10022-6030

Your Portfolio at a Glance

TOTAL VALUE OF SECURITIES THIS PERIOD	132,471,370
MONEY MARKET FUND BALANCE	5,456,566
NET EQUITY THIS PERIOD	$137,927,936
NET EQUITY LAST STATEMENT	142,639,336
CHANGE SINCE LAST STATEMENT	-4,711,400

Market Value of Your Portfolio

Cash & Equivalent — $5,456,566 / $4,078,176
Equities — $132,471,370 / $138,561,160

Current market value
Last statement's market value

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD January 1, 2005
THROUGH January 31, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT December 31, 2004

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
REICH & TANG SHORT TERM INCOME FUND INC US GOVT PORTF CL A	SGVXX	5,456,566.07	1.0000	5,456,566	71,481	1.3100
TOTAL CASH & CASH EQUIVALENTS				$5,456,566	$71,481	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ABERCROMBIE & FITCH CO-CL A	ANF	CASH	36,200	50.1200	1,814,344	18,100	0.9976
ALLIANCE GAMING CORPORATION	AGI	CASH	133,300	9.9700	1,329,001		
ARVINMERITOR INC	ARM	CASH	80,800	19.0400	1,538,432	32,320	2.1008
APPLERA CORP COM CELERA GENOMICS GROUP	CRA	CASH	224,500	13.2700	2,979,115		
ARRIS GROUP INC	ARRS	CASH	231,600	6.1900	1,433,604		
AQUILA INC NEW	ILA	CASH	112,800	3.7000	417,360		
ASCENTIAL SOFTWARE CORPORATION NEW	ASCL	CASH	262,550	14.3100	3,757,091		
ACCELRYS INC	ACCL	CASH	183,800	5.6700	1,042,146		
ADESA INC	KAR	CASH	73,600	20.6700	1,521,312	22,080	1.4514
ALLETE INC	ALE	CASH	22,466	41.3700	929,418	26,959	2.9006
ALLIANCE SEMICONDUCTOR CORP	ALSC	CASH	158,700	3.0000	476,100		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD January 1, 2005
THROUGH January 31, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT December 31, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
BEARINGPOINT INC	BE	CASH	380,800	7.8900	3,004,512		
BRINK'S COMPANY	BCO	CASH	63,800	35.4100	2,259,158	6,380	0.2824
CMS ENERGY CORP	CMS	CASH	167,800	10.5300	1,766,934		
CSK AUTO CORP	CAO	CASH	39,700	15.7700	626,069		
COMMUNITY HEALTH SYSTEM INC NEW	CYH	CASH	86,500	28.9800	2,506,770		
CENTERPOINT ENERGY INC	CNP	CASH	129,000	11.2500	1,451,250	51,600	3.5556
CONSTAR INTERNATIONAL INC NEW	CNST	CASH	101,200	7.0900	717,508		
CROWN HOLDINGS INC	CCK	CASH	200,400	13.4900	2,703,396		
CNH GLOBAL N V NEW	CNH	CASH	109,360	18.5500	2,028,628	20,560	1.0135
CALGON CARBON CORP	CCC	CASH	165,100	9.2000	1,518,920	19,812	1.3043
ADOLPH COORS CO-CL B	RKY	CASH	38,300	74.6000	2,857,180	31,406	1.0992
CYTEC INDUSTRIES INC	CYT	CASH	72,800	51.0000	3,712,800	29,120	0.7843
WTS DIME BANCORP INC NEW LITIGATION TRACKING EXP 11/22/2005	DIMEZ	CASH	681,000	0.1800	122,580		
E.PIPHANY INC	EPNY	CASH	205,600	4.2900	882,024		
EARTHLINK INC	ELNK	CASH	164,400	10.0300	1,648,932		
EXIDE TECHNOLOGIES NEW	XIDE	CASH	106,900	12.8000	1,368,320		
FAIRCHILD SEMICONDUCTOR INTL INC	FCS	CASH	196,400	14.2700	2,802,628		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD January 1, 2005
THROUGH January 31, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT December 31, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
FIRST AMERICAN CORP	FAF	CASH	124,000	36.9800	4,585,520	74,400	1.6225
GATX CORP	GMT	CASH	59,500	29.7800	1,771,910	47,600	2.6864
GENENCOR INTL INC	GCOR	CASH	95,100	19.0600	1,812,606		
GRUPO TMM S A SPONSORED ADR REPSTG SER A SHS	TMM	CASH	216,200	3.2600	704,812		
HOLLINGER INTERNATIONAL INC CL A	HLR	CASH	38,300	14.5700	558,031	7,660	1.3727
INFOCUS CORP	INFS	CASH	132,300	7.3500	972,405		
INTERNET SEC SYS INC	ISSX	CASH	28,600	22.3500	639,210		
HEALTH NET INC	HNT	CASH	151,300	29.0900	4,401,317		
HERCULES INC	HPC	CASH	161,100	14.5100	2,337,561		
INPUT/OUTPUT INC	IO	CASH	93,400	6.3000	588,420		
JACUZZI BRANDS INC	JJZ	CASH	262,800	10.1000	2,654,280		
JO ANN STORES INC	JAS	CASH	54,400	27.4100	1,491,104		
KEYNOTE SYS INC	KEYN	CASH	133,800	12.4700	1,668,486		
KANSAS CITY SOUTHERN NEW	KSU	CASH	91,900	17.4600	1,604,574		
LEAPFROG ENTERPRISES INC	LF	CASH	113,600	13.2500	1,505,200		
LA Z BOY INC COM	LZB	CASH	77,000	13.9400	1,073,380	33,880	3.1564
MYRIAD GENETICS INC	MYGN	CASH	41,200	24.7600	1,020,112		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD January 1, 2005
THROUGH January 31, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT December 31, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
MAXWELL TECHNOLOGIES INC	MXWL	CASH	40,500	10.1500	411,075		
MAXTOR CORP (NEW)	MXO	CASH	470,300	4.7300	2,224,519		
MILACRON INC	MZ	CASH	334,977	3.1700	1,061,877		
MAGELLAN HEALTH SERVICES INC	MGLN	CASH	12,100	37.1400	449,394		
MOSAIC CO	MOS	CASH	68,100	16.5000	1,123,650		
MANITOWOC CO INC	MTW	CASH	67,400	36.4000	2,453,360	18,872	0.7692
NATIONAL-OILWELL INC	NOI	CASH	36,300	36.8800	1,338,744		
NAVISTAR INTERNATIONAL CORP NEW	NAV	CASH	68,800	38.9200	2,677,696		
PAREXEL INTERNATIONAL CORP	PRXL	CASH	73,300	23.7200	1,738,676		
POLO RALPH LAUREN CORP-CL A	RL	CASH	55,500	38.9500	2,161,725	11,100	0.5135
QUANTA SERVICES INC	PWR	CASH	361,000	7.4800	2,700,280		
QUANTUM CORP DSSGCOM	DSS	CASH	786,400	2.9700	2,335,608		
PATHMARK STORES INC NEW	PTMK	CASH	211,000	4.7400	1,000,140		
PEPSIAMERICAS INC	PAS	CASH	73,600	21.2500	1,564,000	22,080	1.4118
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	CASH	120,950	5.4000	653,130		
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	MRGN	200	5.4000	1,080		
OFFICEMAX INCORPORATED	OMX	CASH	40,400	29.5100	1,192,204	24,240	2.0332

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD January 1, 2005
THROUGH January 31, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT December 31, 2004

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ORBITAL SCIENCES CORP	ORB	CASH	95,500	10.1600	970,280		
PALL CORP	PLL	CASH	115,300	26.9300	3,105,029	46,120	1.4853
PIER 1 IMPORTS INC	PIR	CASH	73,700	17.7100	1,305,227	29,480	2.2586
RADWARE LTD ORD	RDWR	CASH	39,200	24.3900	956,088		
REDBACK NETWORKS INC	RBAK	CASH	113,000	6.8200	770,660		
RYDER SYSTEM INC	R	CASH	45,500	45.5500	2,072,525	27,300	1.3172
SYBRON DENTAL SPECIALTIES INC	SYD	CASH	64,500	37.7600	2,435,520		
SCHOLASTIC CORP	SCHL	CASH	43,300	34.2500	1,483,025		
TELEDYNE TECHNOLOGIES INC	TDY	CASH	61,900	30.0700	1,861,333		
TIBCO SOFTWARE INC	TIBX	CASH	170,700	10.9900	1,875,993		
TECUMSEH PRODUCTS CO-CL A NON-VTG	TECUA	CASH	41,200	40.6300	1,673,956	52,736	3.1504
TYSON FOODS INC-CL A	TSN	CASH	48,400	17.1700	831,028	7,744	0.9319
UTSTARCOM INC	UTSI	CASH	89,000	16.4300	1,462,270		
UNIFI INC	UFI	CASH	116,000	3.3100	383,960		
UNISYS CORP	UIS	CASH	223,800	7.8500	1,756,830		
VISTEON CORP	VC	CASH	174,500	7.4200	1,294,790	41,880	3.2345
VALASSIS COMMUNICATIONS INC	VCI	CASH	42,800	33.9500	1,453,060		
WAVECOM SA SPONS ADR	WVCM	CASH	137,800	6.5800	906,724		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD	February 1, 2005
THROUGH	February 28, 2005
ACCOUNT NUMBER	806-28217 G61
TAXPAYER NUMBER	On File
LAST STATEMENT	January 31, 2005

ACCOUNT EXECUTIVE SMALL CAP / BHN
TELEPHONE/EMAIL (212)371-4200/ bnahum@djgreene.com

What's In This Statement



DJG SMALL CAP FUND
ATTN: E STEPHEN WALSH
599 LEXINGTON AVENUE
12TH FLOOR
NEW YORK NY 10022-6030

Your Portfolio at a Glance

TOTAL VALUE OF SECURITIES THIS PERIOD	141,246,798
NET CREDIT BALANCE	761
MONEY MARKET FUND BALANCE	8,150,403
NET EQUITY THIS PERIOD	$149,397,962
NET EQUITY LAST STATEMENT	137,927,936
CHANGE SINCE LAST STATEMENT	11,470,026

Market Value of Your Portfolio

Cash & Equivalent
$8,151,164
$5,456,566
Equities
$141,246,798
$132,471,370
Current market value
Last statement's market value

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD February 1, 2005
THROUGH February 28, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT January 31, 2005

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
CASH BALANCE				761		
REICH & TANG SHORT TERM INCOME FUND INC US GOVT PORTF CL A	SGVXX	8,150,403.48	1.0000	8,150,403	128,776	1.5800
TOTAL CASH & CASH EQUIVALENTS				$8,151,164	$128,776	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ABERCROMBIE & FITCH CO-CL A	ANF	CASH	25,600	53.7000	1,374,720	12,800	0.9311
ALLIANCE GAMING CORPORATION	AGI	CASH	143,700	11.1000	1,595,070		
ARVINMERITOR INC	ARM	CASH	86,900	16.8600	1,465,134	34,760	2.3725
APPLERA CORP COM CELERA GENOMICS GROUP	CRA	CASH	241,400	11.1100	2,681,954		
ARRIS GROUP INC	ARRS	CASH	249,000	6.3500	1,581,150		
AQUILA INC NEW	ILA	CASH	112,800	3.5700	402,696		
ASCENTIAL SOFTWARE CORPORATION NEW	ASCL	CASH	282,250	15.5100	4,377,698		
ACCELRYS INC	ACCL	CASH	200,900	5.3400	1,072,806		
ADESA INC	KAR	CASH	73,600	22.5700	1,661,152	22,080	1.3292
ALLETE INC	ALE	CASH	36,566	39.6800	1,450,939	43,879	3.0242

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD February 1, 2005
THROUGH February 28, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT January 31, 2005

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ALLIANCE SEMICONDUCTOR CORP	ALSC	CASH	170,600	2.6900	458,914		
BEARINGPOINT INC	BE	CASH	409,400	7.8600	3,217,884		
BRINK'S COMPANY	BCO	CASH	63,800	34.6600	2,211,308	6,380	0.2885
CMS ENERGY CORP	CMS	CASH	180,400	12.1400	2,190,056		
CSK AUTO CORP	CAO	CASH	39,700	15.9000	631,230		
COMMUNITY HEALTH SYSTEM INC NEW	CYH	CASH	86,500	32.3700	2,800,005		
CENTERPOINT ENERGY INC	CNP	CASH	138,700	11.9800	1,661,626	55,480	3.3389
CONSTAR INTERNATIONAL INC NEW	CNST	CASH	122,200	7.0100	856,622		
CROWN HOLDINGS INC	CCK	CASH	215,400	16.4500	3,543,330		
CNH GLOBAL N V NEW	CNH	CASH	133,660	18.1400	2,424,592	25,128	1.0364
CALGON CARBON CORP	CCC	CASH	165,100	8.7300	1,441,323	19,812	1.3746
CYTEC INDUSTRIES INC	CYT	CASH	79,600	50.5300	4,022,188	31,840	0.7916
WTS DIME BANCORP INC NEW LITIGATION TRACKING EXP 11/22/2005	DIMEZ	CASH	732,100	0.1500	109,815		
E.PIPHANY INC	EPNY	CASH	221,000	3.4700	766,870		
EARTHLINK INC	ELNK	CASH	176,700	8.7300	1,542,591		
EXIDE TECHNOLOGIES NEW	XIDE	CASH	114,900	14.7500	1,694,775		
FAIRCHILD SEMICONDUCTOR INTL INC	FCS	CASH	196,400	16.5200	3,244,528		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD February 1, 2005
THROUGH February 28, 2005

ACCOUNT NUMBER 806-28217 G81
TAXPAYER NUMBER On File
LAST STATEMENT January 31, 2005

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
FOUNDRY NETWORKS INC	FDRY	CASH	72,100	10.3700	747,677		
FIRST AMERICAN CORP	FAF	CASH	124,000	36.5500	4,532,200	89,280	1.9699
GATX CORP	GMT	CASH	59,500	29.9800	1,783,810	47,600	2.6684
GENENCOR INTL INC	GCOR	CASH	95,100	19.2400	1,829,724		
GRUPO TMM S A SPONSORED ADR REPSTG SER A SHS	TMM	CASH	216,200	3.4000	735,080		
HOLLINGER INTERNATIONAL INC CL A	HLR	CASH	28,100	11.5000	323,150	5,620	1.7391
INFOCUS CORP	INFS	CASH	142,200	6.4000	910,080		
INTERNET SEC SYS INC	ISSX	CASH	28,600	20.0800	574,288		
HEALTH NET INC	HNT	CASH	151,300	29.9000	4,523,870		
HERCULES INC	HPC	CASH	161,100	14.3400	2,310,174		
INPUT/OUTPUT INC	IO	CASH	121,900	7.3800	899,622		
JACUZZI BRANDS INC	JJZ	CASH	282,500	10.3000	2,909,750		
JO ANN STORES INC	JAS	CASH	58,500	30.0600	1,758,510		
KEYNOTE SYS INC	KEYN	CASH	143,800	11.9000	1,711,220		
KANSAS CITY SOUTHERN NEW	KSU	CASH	91,900	19.6200	1,803,078		
LEAPFROG ENTERPRISES INC	LF	CASH	122,100	10.5000	1,282,050		
LA Z BOY INC COM	LZB	CASH	82,800	14.9500	1,237,860	36,432	2.9431

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD February 1, 2005
THROUGH February 28, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT January 31, 2005

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
MYRIAD GENETICS INC	MYGN	CASH	41,200	21.6700	892,804		
MAXWELL TECHNOLOGIES INC	MXWL	CASH	43,500	10.8900	473,715		
MAXTOR CORP (NEW)	MXO	CASH	505,600	5.5400	2,801,024		
MILACRON INC	MZ	CASH	360,077	2.8400	1,022,619		
MAGELLAN HEALTH SERVICES INC	MGLN	CASH	19,600	34.1800	669,928		
MOSAIC CO	MOS	CASH	68,100	16.4600	1,120,926		
MOLSON COORS BREWING CO CL B	TAP	CASH	54,600	69.5300	3,796,338	69,888	1.8409
MANITOWOC CO INC	MTW	CASH	67,400	41.2000	2,776,880	18,872	0.6796
NATIONAL-OILWELL INC	NOI	CASH	36,300	45.3400	1,645,842		
NAVISTAR INTERNATIONAL CORP NEW	NAV	CASH	74,000	39.4600	2,920,040		
PAREXEL INTERNATIONAL CORP	PRXL	CASH	73,300	22.4200	1,643,386		
POLO RALPH LAUREN CORP-CL A	RL	CASH	59,700	39.4000	2,352,180	11,940	0.5076
QUANTA SERVICES INC	PWR	CASH	361,000	7.8500	2,833,850		
QUANTUM CORP DSSGCOM	DSS	CASH	845,400	2.8900	2,443,206		
PATHMARK STORES INC NEW	PTMK	CASH	180,000	4.9700	894,600		
PEPSIAMERICAS INC	PAS	CASH	73,600	22.7500	1,674,400	25,024	1.4945
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	CASH	130,050	4.8800	634,644		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD February 1, 2005
THROUGH February 28, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT January 31, 2005

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	MRGN	200	4.8800	976		
OFFICEMAX INCORPORATED	OMX	CASH	29,100	31.5700	918,687	17,460	1.9005
ORBITAL SCIENCES CORP	ORB	CASH	95,500	10.4700	999,885		
PALL CORP	PLL	CASH	129,600	27.0700	3,508,272	51,840	1.4777
PIER 1 IMPORTS INC	PIR	CASH	79,200	18.2500	1,445,400	31,680	2.1918
RADWARE LTD ORD	RDWR	CASH	42,100	25.8800	1,089,548		
REDBACK NETWORKS INC	RBAK	CASH	97,200	6.6500	646,380		
RYDER SYSTEM INC	R	CASH	48,900	42.4600	2,076,294	31,296	1.5073
SYBRON DENTAL SPECIALTIES INC	SYD	CASH	64,500	35.7200	2,303,940		
SCHOLASTIC CORP	SCHL	CASH	43,300	35.4800	1,536,284		
TELEDYNE TECHNOLOGIES INC	TDY	CASH	61,900	30.5800	1,892,902		
TIBCO SOFTWARE INC	TIBX	CASH	170,700	9.7600	1,666,032		
TECUMSEH PRODUCTS CO-CL A NON-VTG	TECUA	CASH	46,600	41.0500	1,912,930	59,648	3.1181
TYSON FOODS INC-CL A	TSN	CASH	48,400	17.0200	823,768	7,744	0.9401
UTSTARCOM INC	UTSI	CASH	89,000	12.8500	1,143,650		
UNIFI INC	UFI	CASH	116,000	4.1900	486,040		
UNISYS CORP	UIS	CASH	240,600	7.6800	1,847,808		
VISTEON CORP	VC	CASH	187,600	6.7100	1,258,796	45,024	3.5768

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD	March 1, 2005
THROUGH	March 31, 2005
ACCOUNT NUMBER	806-28217 G61
TAXPAYER NUMBER	On File
LAST STATEMENT	February 28, 2005

ACCOUNT EXECUTIVE SMALL CAP / BHN
TELEPHONE/EMAIL (212)371-4200/ bnahum@djgreene.com

What's In This Statement



DJG SMALL CAP FUND
ATTN: E STEPHEN WALSH
599 LEXINGTON AVENUE
12TH FLOOR
NEW YORK NY 10022-6030

Your Portfolio at a Glance

TOTAL VALUE OF SECURITIES THIS PERIOD	140,959,399
NET CREDIT BALANCE	25,770
MONEY MARKET FUND BALANCE	9,233,692
NET EQUITY THIS PERIOD	$150,218,861
NET EQUITY LAST STATEMENT	149,397,962
CHANGE SINCE LAST STATEMENT	820,899

Market Value of Your Portfolio

Cash & Equivalent — $9,259,462 / $8,151,164

Equities — $140,959,399 / $141,246,798

Current market value
Last statement's market value

SIPC This summary is for informational purposes only. It is not intended as a tax document. This statement should be retained for your records. See reverse side for important information.

027 04/01/05;12:23 001 V876

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD March 1, 2005
THROUGH March 31, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT February 28, 2005

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
CASH BALANCE				25,770		
REICH & TANG SHORT TERM INCOME FUND INC US GOVT PORTF CL A	SGVXX	9,233,691.62	1.0000	9,233,692	158,819	1.7200
TOTAL CASH & CASH EQUIVALENTS				$9,259,462	$158,819	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ABERCROMBIE & FITCH CO-CL A	ANF	CASH	25,600	57.2400	1,465,344	12,800	0.8735
ALLIANCE GAMING CORPORATION	AGI	CASH	143,700	9.5900	1,378,083		
ARVINMERITOR INC	ARM	CASH	86,900	15.4700	1,344,343	34,760	2.5856
APPLERA CORP COM CELERA GENOMICS GROUP	CRA	CASH	241,400	10.2500	2,474,350		
ARRIS GROUP INC	ARRS	CASH	249,000	6.9100	1,720,590		
ASCENTIAL SOFTWARE CORPORATION NEW	ASCL	CASH	257,450	18.5300	4,770,549		
ACCELRYS INC	ACCL	CASH	200,900	5.9300	1,191,337		
ADESA INC	KAR	CASH	73,600	23.3600	1,719,296	22,080	1.2842
ALLETE INC	ALE	CASH	36,566	41.8500	1,530,287	43,879	2.8674
ALLIANCE SEMICONDUCTOR CORP	ALSC	CASH	170,600	2.4900	424,794		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD March 1, 2005
THROUGH March 31, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT February 28, 2005

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
BEARINGPOINT INC	BE	CASH	409,400	8.7700	3,590,438		
BRINK'S COMPANY	BCO	CASH	63,800	34.6000	2,207,480	6,380	0.2890
CMS ENERGY CORP	CMS	CASH	180,400	13.0400	2,352,416		
CSK AUTO CORP	CAO	CASH	39,700	17.6500	700,705		
COMMUNITY HEALTH SYSTEM INC NEW	CYH	CASH	86,500	34.9100	3,019,715		
CENTERPOINT ENERGY INC	CNP	CASH	138,700	12.0300	1,668,561	55,480	3.3250
CONSTAR INTERNATIONAL INC NEW	CNST	CASH	122,200	5.6600	691,652		
CROWN HOLDINGS INC	CCK	CASH	215,400	15.5600	3,351,624		
CNH GLOBAL N V NEW	CNH	CASH	133,660	18.7900	2,511,471	33,415	1.3305
CALGON CARBON CORP	CCC	CASH	165,100	8.5400	1,409,954	19,812	1.4052
CLAIRES STORES INC (FLA)	CLE	CASH	8,500	23.0400	195,840	3,400	1.7361
CYTEC INDUSTRIES INC	CYT	CASH	79,600	54.2500	4,318,300	31,840	0.7373
WTS DIME BANCORP INC NEW LITIGATION TRACKING EXP 11/22/2005	DIMEZ	CASH	732,100	0.1200	87,852		
E.PIPHANY INC	EPNY	CASH	254,500	3.5500	903,475		
EARTHLINK INC	ELNK	CASH	176,700	9.0000	1,590,300		
EXIDE TECHNOLOGIES NEW	XIDE	CASH	125,200	12.9000	1,615,080		
FLOWSERVE CORP	FLS	CASH	44,800	25.8700	1,158,976		

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD March 1, 2005
THROUGH March 31, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT February 28, 2005

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
FAIRCHILD SEMICONDUCTOR INTL INC	FCS	CASH	196,400	15.3300	3,010,812		
FOUNDRY NETWORKS INC	FDRY	CASH	72,100	9.9000	713,790		
FIRST AMERICAN CORP	FAF	CASH	124,000	32.9400	4,084,560	89,280	2.1858
GATX CORP	GMT	CASH	59,500	33.1900	1,974,805	47,600	2.4104
GENENCOR INTL INC	GCOR	CASH	95,100	19.2300	1,828,773		
GRUPO TMM S A SPONSORED ADR REPSTG SER A SHS	TMM	CASH	216,200	3.0600	661,572		
INFOCUS CORP	INFS	CASH	142,200	5.7400	816,228		
INTERNET SEC SYS INC	ISSX	CASH	28,600	18.3000	523,380		
HEALTH NET INC	HNT	CASH	151,300	32.7100	4,949,023		
HERCULES INC	HPC	CASH	161,100	14.4900	2,334,339		
INPUT/OUTPUT INC	IO	CASH	121,900	6.4500	786,255		
JACUZZI BRANDS INC	JJZ	CASH	282,500	9.7600	2,757,200		
JO ANN STORES INC	JAS	CASH	62,500	28.0900	1,755,625		
KEYNOTE SYS INC	KEYN	CASH	143,800	11.8700	1,706,906		
KANSAS CITY SOUTHERN NEW	KSU	CASH	91,900	19.2600	1,769,994		
LEAPFROG ENTERPRISES INC	LF	CASH	122,100	11.3500	1,385,835		
LA Z BOY INC COM	LZB	CASH	82,800	13.9300	1,153,404	36,432	3.1587

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD March 1, 2005
THROUGH March 31, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT February 28, 2005

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
MYRIAD GENETICS INC	MYGN	CASH	41,200	18.3900	757,668		
MAXWELL TECHNOLOGIES INC	MXWL	CASH	43,500	9.1700	398,895		
MAXTOR CORP (NEW)	MXO	CASH	528,300	5.3200	2,810,556		
MILACRON INC	MZ	CASH	360,077	3.0500	1,098,235		
MAGELLAN HEALTH SERVICES INC	MGLN	CASH	22,200	34.0500	755,910		
MOSAIC CO	MOS	CASH	68,100	17.0600	1,161,786		
MOLSON COORS BREWING CO CL B	TAP	CASH	54,600	77.1700	4,213,482	69,888	1.6587
MANITOWOC CO INC	MTW	CASH	67,400	40.3900	2,722,286	18,872	0.6932
NATIONAL-OILWELL VARCO INC	NOV	CASH	31,200	46.7000	1,457,040		
NAVISTAR INTERNATIONAL CORP NEW	NAV	CASH	74,000	36.4000	2,693,600		
PAREXEL INTERNATIONAL CORP	PRXL	CASH	73,300	23.5000	1,722,550		
POLO RALPH LAUREN CORP-CL A	RL	CASH	59,700	38.8000	2,316,360	11,940	0.5155
QUANTA SERVICES INC	PWR	CASH	361,000	7.6300	2,754,430		
QUANTUM CORP DSSGCOM	DSS	CASH	845,400	2.9100	2,460,114		
PATHMARK STORES INC NEW	PTMK	CASH	137,700	6.3100	868,887		
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	CASH	130,050	5.0400	655,452		
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	MRGN	200	5.0400	1,008		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD March 1, 2005
THROUGH March 31, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT February 28, 2005

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
OFFICEMAX INCORPORATED	OMX	CASH	29,100	33.5000	974,850	17,460	1.7910
ORBITAL SCIENCES CORP	ORB	CASH	95,500	9.6800	924,440		
PALL CORP	PLL	CASH	142,400	27.1200	3,861,888	56,960	1.4749
PIER 1 IMPORTS INC	PIR	CASH	79,200	18.2300	1,443,816	31,680	2.1942
RADWARE LTD ORD	RDWR	CASH	42,100	23.4700	988,087		
REDBACK NETWORKS INC	RBAK	CASH	97,200	5.9800	581,256		
RYDER SYSTEM INC	R	CASH	63,000	41.7000	2,627,100	40,320	1.5348
SYBRON DENTAL SPECIALTIES INC	SYD	CASH	64,500	35.9000	2,315,550		
SCHOLASTIC CORP	SCHL	CASH	43,300	36.8900	1,597,337		
TELEDYNE TECHNOLOGIES INC	TDY	CASH	45,700	31.3000	1,430,410		
TIBCO SOFTWARE INC	TIBX	CASH	237,000	7.4500	1,765,650		
TECUMSEH PRODUCTS CO-CL A NON-VTG	TECUA	CASH	46,600	39.6100	1,845,826	59,648	3.2315
TYSON FOODS INC-CL A	TSN	CASH	48,400	16.6800	807,312	7,744	0.9592
UTSTARCOM INC	UTSI	CASH	89,000	10.9500	974,550		
UNIFI INC	UFI	CASH	116,000	3.3500	388,600		
UNISYS CORP	UIS	CASH	305,400	7.0600	2,156,124		
VISTEON CORP	VC	CASH	187,600	5.7100	1,071,196		
VALASSIS COMMUNICATIONS INC	VCI	CASH	46,000	34.9600	1,608,160		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD	April 1, 2005
THROUGH	April 29, 2005
ACCOUNT NUMBER	806-28217 G61
TAXPAYER NUMBER	On File
LAST STATEMENT	March 31, 2005

ACCOUNT EXECUTIVE SMALL CAP / BHN
TELEPHONE/EMAIL (212)371-4200 bnahum@djgreene.com

What's In This Statement



DJG SMALL CAP FUND
ATTN: E STEPHEN WALSH
599 LEXINGTON AVENUE
12TH FLOOR
NEW YORK NY 10022-6030

Your Portfolio at a Glance

TOTAL VALUE OF SECURITIES THIS PERIOD	130,826,838
NET CREDIT BALANCE	29,116
MONEY MARKET FUND BALANCE	10,335,567
NET EQUITY THIS PERIOD	$141,191,521
NET EQUITY LAST STATEMENT	150,218,861
CHANGE SINCE LAST STATEMENT	-9,027,340

Market Value of Your Portfolio

	Current market value	Last statement's market value
Cash & Equivalent	$10,364,683	$9,259,462
Equities	$130,826,838	$140,959,399

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD April 1, 2005
THROUGH April 29, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT March 31, 2005

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
CASH BALANCE				29,116		
REICH & TANG SHORT TERM INCOME FUND INC US GOVT PORTF CL A	SGVXX	10,335,566.62	1.0000	10,335,567	194,309	1.8800
TOTAL CASH & CASH EQUIVALENTS				$10,364,683	$194,309	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ABERCROMBIE & FITCH CO-CL A	ANF	CASH	25,600	53.9500	1,381,120	12,800	0.9268
ALLIANCE GAMING CORPORATION	AGI	CASH	159,300	11.4000	1,816,020		
ARVINMERITOR INC	ARM	CASH	86,900	11.8800	1,032,372	34,760	3.3670
APPLERA CORP COM CELERA GENOMICS GROUP	CRA	CASH	241,400	9.2000	2,220,880		
ARRIS GROUP INC	ARRS	CASH	249,000	7.5900	1,889,910		
ASCENTIAL SOFTWARE CORPORATION NEW	ASCL	CASH	257,450	18.4700	4,755,102		
ACCELRYS INC	ACCL	CASH	200,900	5.1700	1,038,653		
ADESA INC	KAR	CASH	73,600	24.1900	1,780,384	22,080	1.2402
ALLETE INC	ALE	CASH	36,566	41.6700	1,523,705	46,073	3.0237
ALLIANCE SEMICONDUCTOR CORP	ALSC	CASH	170,600	1.5800	269,548		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD April 1, 2005
THROUGH April 29, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT March 31, 2005

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
BEARINGPOINT INC	BE	CASH	440,300	6.1900	2,725,457		
BRINK'S COMPANY	BCO	CASH	63,800	32.2600	2,058,188	6,380	0.3100
CMS ENERGY CORP	CMS	CASH	189,800	12.9200	2,452,216		
CSK AUTO CORP	CAO	CASH	39,700	15.5100	615,747		
COMMUNITY HEALTH SYSTEM INC NEW	CYH	CASH	86,500	36.4500	3,152,925		
CENTERPOINT ENERGY INC	CNP	CASH	138,700	11.8400	1,642,208	55,480	3.3784
CONSTAR INTERNATIONAL INC NEW	CNST	CASH	128,100	4.9400	632,814		
CROWN HOLDINGS INC	CCK	CASH	215,400	15.0500	3,241,770		
CNH GLOBAL N V NEW	CNH	CASH	133,660	17.9600	2,400,534	25,128	1.0468
CALGON CARBON CORP	CCC	CASH	165,100	8.6300	1,424,813	19,812	1.3905
CLAIRES STORES INC (FLA)	CLE	CASH	33,400	21.8200	728,788	13,360	1.8332
CYTEC INDUSTRIES INC	CYT	CASH	79,600	46.1200	3,671,152	31,840	0.8673
WTS DIME BANCORP INC NEW LITIGATION TRACKING EXP 11/22/2005	DIMEZ	CASH	732,100	0.1400	102,494		
E.PIPHANY INC	EPNY	CASH	273,700	3.0700	840,259		
EARTHLINK INC	ELNK	CASH	176,700	9.1800	1,622,106		
EXIDE TECHNOLOGIES NEW	XIDE	CASH	125,200	10.4000	1,302,080		
FLAMEL TECHNOLOGIES SA SPONSORED ADR	FLML	CASH	10,500	16.0000	168,000		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD April 1, 2005
THROUGH April 29, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT March 31, 2005

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
FLOWSERVE CORP	FLS	CASH	44,800	27.7600	1,243,648		
FAIRCHILD SEMICONDUCTOR INTL INC	FCS	CASH	196,400	13.4500	2,641,580		
FOUNDRY NETWORKS INC	FDRY	CASH	109,700	8.4000	921,480		
FIRST AMERICAN CORP	FAF	CASH	124,000	35.8000	4,439,200	89,280	2.0112
GATX CORP	GMT	CASH	59,500	32.7200	1,946,840	47,600	2.4450
GRUPO TMM S A SPONSORED ADR REPSTG SER A SHS	TMM	CASH	216,200	2.9900	646,438		
INFOCUS CORP	INFS	CASH	142,200	3.6000	511,920		
INTERNET SEC SYS INC	ISSX	CASH	28,600	19.4500	556,270		
HEALTH NET INC	HNT	CASH	98,200	34.0300	3,341,746		
HERCULES INC	HPC	CASH	161,100	13.2300	2,131,353		
INPUT/OUTPUT INC	IO	CASH	128,000	6.0400	773,120		
JACUZZI BRANDS INC	JJZ	CASH	282,500	9.0500	2,556,625		
JO ANN STORES INC	JAS	CASH	62,700	25.3000	1,586,310		
KEYNOTE SYS INC	KEYN	CASH	143,800	10.9500	1,574,610		
KANSAS CITY SOUTHERN NEW	KSU	CASH	91,900	18.9200	1,738,748		
LEAPFROG ENTERPRISES INC	LF	CASH	122,100	10.0100	1,222,221		
LA Z BOY INC COM	LZB	CASH	82,800	11.8400	980,352	36,432	3.7162

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD April 1, 2005
THROUGH April 29, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT March 31, 2005

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
MYRIAD GENETICS INC	MYGN	CASH	41,200	16.1600	665,792		
MAXWELL TECHNOLOGIES INC	MXWL	CASH	43,500	7.7300	336,255		
MAXTOR CORP (NEW)	MXO	CASH	550,100	4.8500	2,667,985		
MILACRON INC	MZ	CASH	360,077	2.1000	756,162		
MAGELLAN HEALTH SERVICES INC	MGLN	CASH	45,600	34.0600	1,553,136		
MOSAIC CO	MOS	CASH	86,500	12.8500	1,111,525		
MOLSON COORS BREWING CO CL B	TAP	CASH	54,600	61.7500	3,371,550	69,888	2.0729
MANITOWOC CO INC	MTW	CASH	67,400	40.0000	2,696,000	18,872	0.7000
NATIONAL-OILWELL VARCO INC	NOV	CASH	31,200	39.7400	1,239,888		
NAVISTAR INTERNATIONAL CORP NEW	NAV	CASH	74,000	29.5300	2,185,220		
PAREXEL INTERNATIONAL CORP	PRXL	CASH	76,800	18.2300	1,400,064		
POLO RALPH LAUREN CORP-CL A	RL	CASH	59,700	35.1000	2,095,470	11,940	0.5698
QUANTA SERVICES INC	PWR	CASH	361,000	7.9800	2,880,780		
QUANTUM CORP DSSG COM	DSS	CASH	862,400	2.4000	2,069,760		
PATHMARK STORES INC NEW	PTMK	CASH	137,700	7.7200	1,063,044		
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	CASH	130,050	4.9000	637,245		
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	MRGN	200	4.9000	980		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD April 1, 2005
THROUGH April 29, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT March 31, 2005

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ORBITAL SCIENCES CORP	ORB	CASH	95,500	9.3200	890,060		
PALL CORP	PLL	CASH	142,400	26.8300	3,820,592	56,960	1.4909
PIER 1 IMPORTS INC	PIR	CASH	79,200	14.5200	1,149,984	31,680	2.7548
RADWARE LTD ORD	RDWR	CASH	42,100	21.8700	920,727		
REDBACK NETWORKS INC	RBAK	CASH	97,200	5.3600	520,992		
RYDER SYSTEM INC	R	CASH	63,000	36.9300	2,326,590	40,320	1.7330
SYBRON DENTAL SPECIALTIES INC	SYD	CASH	64,500	37.2500	2,402,625		
SCHOLASTIC CORP	SCHL	CASH	43,300	34.8500	1,509,005		
TELEDYNE TECHNOLOGIES INC	TDY	CASH	45,700	30.4200	1,390,194		
TIBCO SOFTWARE INC	TIBX	CASH	237,000	7.1400	1,692,180		
TECUMSEH PRODUCTS CO-CL A NON-VTG	TECUA	CASH	46,600	34.7400	1,618,884	59,648	3.6845
TYSON FOODS INC-CL A	TSN	CASH	48,400	16.8900	817,476	7,744	0.9473
UTSTARCOM INC	UTSI	CASH	89,000	9.5100	846,390		
UNIFI INC	UFI	CASH	116,000	3.0700	356,120		
UNISYS CORP	UIS	CASH	416,300	6.4900	2,701,787		
VISTEON CORP	VC	CASH	187,600	3.5000	656,600		
VALASSIS COMMUNICATIONS INC	VCI	CASH	46,000	35.2500	1,621,500		
WAVECOM SA SPONS ADR	WVCM	CASH	148,100	6.8000	1,007,080		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD	April 30, 2005
THROUGH	May 31, 2005
ACCOUNT NUMBER	806-28217 G61
TAXPAYER NUMBER	On File
LAST STATEMENT	April 29, 2005

ACCOUNT EXECUTIVE SMALL CAP / BHN
TELEPHONE/EMAIL (212)371-4200/ bnahum@djgreene.com

What's In This Statement



DJG SMALL CAP FUND
ATTN: E STEPHEN WALSH
599 LEXINGTON AVENUE
12TH FLOOR
NEW YORK NY 10022-6030

Your Portfolio at a Glance

TOTAL VALUE OF SECURITIES THIS PERIOD	135,196,656
NET CREDIT BALANCE	25,061
MONEY MARKET FUND BALANCE	8,698,935
NET EQUITY THIS PERIOD	$143,920,652
NET EQUITY LAST STATEMENT	141,191,521
CHANGE SINCE LAST STATEMENT	2,729,131

Market Value of Your Portfolio

Cash & Equivalent — $8,723,996 / $10,364,683

Equities — $135,196,656 / $130,826,838

Current market value
Last statement's market value

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD April 30, 2005
THROUGH May 31, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT April 29, 2005

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
CASH BALANCE				25,061		
REICH & TANG SHORT TERM INCOME FUND INC US GOVT PORTF CL A	SGVXX	8,698,935.01	1.0000	8,698,935	185,287	2.1300
TOTAL CASH & CASH EQUIVALENTS				$8,723,996	$185,287	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
ABERCROMBIE & FITCH CO-CL A	ANF	CASH	25,600	57.3300	1,467,648	12,800	0.8721
ALLIANCE GAMING CORPORATION	AGI	CASH	159,300	12.9900	2,069,307		
ARVINMERITOR INC	ARM	CASH	86,900	14.4000	1,251,360	34,760	2.7778
APPLERA CORP COM CELERA GENOMICS GROUP	CRA	CASH	241,400	9.9200	2,394,688		
ARRIS GROUP INC	ARRS	CASH	249,000	8.6600	2,156,340		
ACCELRYS INC	ACCL	CASH	200,900	5.2800	1,060,752		
ADESA INC	KAR	CASH	73,600	22.7800	1,676,608	22,080	1.3169
ALLETE INC	ALE	CASH	36,566	48.0000	1,755,168	46,073	2.6250
ALLIANCE SEMICONDUCTOR CORP	ALSC	CASH	170,600	1.6800	286,608		
BEARINGPOINT INC	BE	CASH	440,300	6.5500	2,883,965		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD April 30, 2005
THROUGH May 31, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT April 29, 2005

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
BRINK'S COMPANY	BCO	CASH	63,800	31.2100	1,991,198	6,380	0.3204
CMS ENERGY CORP	CMS	CASH	189,800	13.2300	2,511,054		
CSK AUTO CORP	CAO	CASH	41,600	16.9300	704,288		
COMMUNITY HEALTH SYSTEM INC NEW	CYH	CASH	77,900	36.3700	2,833,223		
CENTERPOINT ENERGY INC	CNP	CASH	138,700	12.2600	1,700,462	55,480	3.2626
CONSTAR INTERNATIONAL INC NEW	CNST	CASH	138,400	3.2000	442,880		
CROWN HOLDINGS INC	CCK	CASH	207,800	14.8900	3,094,142		
CNH GLOBAL N V NEW	CNH	CASH	133,660	17.8300	2,383,158	25,128	1.0544
CALGON CARBON CORP	CCC	CASH	140,400	8.9100	1,250,964	16,848	1.3468
CLAIRES STORES INC (FLA)	CLE	CASH	33,400	23.5800	787,572	13,360	1.6964
CYTEC INDUSTRIES INC	CYT	CASH	105,500	41.6600	4,395,130	42,200	0.9602
WTS DIME BANCORP INC NEW LITIGATION TRACKING EXP 11/22/2005	DIMEZ	CASH	732,100	0.1500	109,815		
E.PIPHANY INC	EPNY	CASH	288,400	3.4900	1,006,516		
EARTHLINK INC	ELNK	CASH	176,700	10.5800	1,869,486		
EXIDE TECHNOLOGIES NEW	XIDE	CASH	139,000	5.0550	702,645		
FLAMEL TECHNOLOGIES SA SPONSORED ADR	FLML	CASH	16,000	18.2400	291,840		
FLOWSERVE CORP	FLS	CASH	44,800	29.4700	1,320,256		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD April 30, 2005
THROUGH May 31, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT April 29, 2005

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
FAIRCHILD SEMICONDUCTOR INTL INC	FCS	CASH	196,400	14.3000	2,808,520		
FOUNDRY NETWORKS INC	FDRY	CASH	130,800	9.2400	1,208,592		
FIRST AMERICAN CORP	FAF	CASH	124,000	38.7000	4,798,800	89,280	1.8605
GATX CORP	GMT	CASH	59,500	33.3700	1,985,515	47,600	2.3974
GRUPO TMM S A SPONSORED ADR REPSTG SER A SHS	TMM	CASH	216,200	2.4800	536,176		
INFOCUS CORP	INFS	CASH	183,800	4.1600	764,608		
HEALTH NET INC	HNT	CASH	98,200	34.2300	3,361,386		
HERCULES INC	HPC	CASH	161,100	13.8600	2,232,846		
INPUT/OUTPUT INC	IO	CASH	128,000	5.9300	759,040		
JACUZZI BRANDS INC	JJZ	CASH	297,600	10.2100	3,038,496		
JO ANN STORES INC	JAS	CASH	71,800	26.7500	1,920,650		
KEYNOTE SYS INC	KEYN	CASH	143,800	11.6000	1,668,080		
KANSAS CITY SOUTHERN NEW	KSU	CASH	91,900	19.9900	1,837,081		
LEAPFROG ENTERPRISES INC	LF	CASH	124,900	11.0800	1,383,892		
LA Z BOY INC COM	LZB	CASH	82,800	13.3500	1,105,380	36,432	3.2959
MYRIAD GENETICS INC	MYGN	CASH	56,200	16.4600	925,052		
MAXWELL TECHNOLOGIES INC	MXWL	CASH	43,500	10.2800	447,180		

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD April 30, 2005
THROUGH May 31, 2005

ACCOUNT NUMBER 806-28217 G61
TAXPAYER NUMBER On File
LAST STATEMENT April 29, 2005

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
MAXTOR CORP (NEW)	MXO	CASH	616,300	5.4900	3,383,487		
MILACRON INC	MZ	CASH	360,077	2.1800	784,968		
MAGELLAN HEALTH SERVICES INC	MGLN	CASH	55,500	32.4700	1,802,085		
MOSAIC CO	MOS	CASH	107,100	13.0800	1,400,868		
MOLSON COORS BREWING CO CL B	TAP	CASH	58,700	58.4700	3,432,189	75,136	2.1892
MANITOWOC CO INC	MTW	CASH	67,400	40.5300	2,731,722	18,872	0.6908
NATIONAL-OILWELL VARCO INC	NOV	CASH	31,200	45.0000	1,404,000		
NAVISTAR INTERNATIONAL CORP NEW	NAV	CASH	74,000	30.5100	2,257,740		
PAREXEL INTERNATIONAL CORP	PRXL	CASH	76,800	18.2500	1,401,600		
POLO RALPH LAUREN CORP-CL A	RL	CASH	59,700	38.7500	2,313,375	11,940	0.5161
QUANTA SERVICES INC	PWR	CASH	258,200	9.0300	2,331,546		
QUANTUM CORP DSSG COM	DSS	CASH	875,100	2.6000	2,275,260		
PATHMARK STORES INC NEW	PTMK	CASH	137,700	8.9500	1,232,415		
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	CASH	130,050	4.8400	629,442		
PHARMACOPEIA DRUG DISCOVERY INC	PCOP	MRGN	200	4.8400	968		
ORBITAL SCIENCES CORP	ORB	CASH	111,500	9.7100	1,082,665		
PALL CORP	PLL	CASH	142,400	29.1900	4,156,656	56,960	1.3703

DAVID J GREENE AND COMPANY, LLC

OFFICE SERVICING YOUR ACCOUNT
599 Lexington Avenue
New York, NY 10022
Tel: (212) 371-4200
Fax: (212) 371-5099

CLEARANCE AGENT

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

DJG SMALL CAP FUND

STATEMENT PERIOD April 30, 2005
THROUGH May 31, 2005

ACCOUNT NUMBER 806-28217 G81
TAXPAYER NUMBER On File
LAST STATEMENT April 29, 2005

Your Portfolio Holdings (continued)

Equities & Options (continued)

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
PIER 1 IMPORTS INC	PIR	CASH	79,200	16.7900	1,329,768	31,680	2.3824
RADWARE LTD ORD	RDWR	CASH	47,300	22.3500	1,057,155		
REDBACK NETWORKS INC	RBAK	CASH	97,200	5.7000	554,040		
RYDER SYSTEM INC	R	CASH	63,000	36.7400	2,314,620	40,320	1.7420
SYBRON DENTAL SPECIALTIES INC	SYD	CASH	64,500	37.0700	2,391,015		
SCHOLASTIC CORP	SCHL	CASH	43,300	37.5200	1,624,616		
TELEDYNE TECHNOLOGIES INC	TDY	CASH	45,700	31.6200	1,445,034		
TIBCO SOFTWARE INC	TIBX	CASH	268,300	6.3400	1,701,022		
TECUMSEH PRODUCTS CO-CL A NON-VTG	TECUA	CASH	59,800	27.3400	1,634,932	76,544	4.6818
TYSON FOODS INC-CL A	TSN	CASH	48,400	18.4600	893,464	7,744	0.8667
UTSTARCOM INC	UTSI	CASH	104,400	7.3600	768,384		
UNIFI INC	UFI	CASH	116,000	3.2100	372,360		
UNISYS CORP	UIS	CASH	444,400	7.2400	3,217,456		
VISTEON CORP	VC	CASH	319,600	7.6300	2,438,548		
VALASSIS COMMUNICATIONS INC	VCI	CASH	46,000	34.6900	1,595,740		
WAVECOM SA SPONS ADR	WVCM	CASH	148,100	8.5300	1,263,293		
WATCHGUARD TECHNOLOGIES INC	WGRD	CASH	114,200	3.6300	414,546		
WABTEC CORP	WAB	CASH	74,800	20.7000	1,548,360	2,992	0.1932

Exhibit D

Filename: c37586.sif
Type:
Comment/Description:
(this header is not part of the document)

<SUBMISSION-INFORMATION-FILE>

<TYPE> 13F-HR </TYPE>
<CONFIRMING-COPY> NO </CONFIRMING-COPY>
<SROS> NONE </SROS>
<FILER>
<FILER-CIK> 0000728608 </FILER-CIK>
<FILER-CCC> p2qemf#b </FILER-CCC>
</FILER>
<SUBMISSION-CONTACT>
<CONTACT-NAME> Lenny Goldstein </CONTACT-NAME>
<CONTACT-PHONE> 212-274-0070 </CONTACT-PHONE>
</SUBMISSION-CONTACT>
<NOTIFY-INTERNET> csd@commandfinancial.com </NOTIFY-INTERNET>
<RETURN-COPY> NO </RETURN-COPY>
<PERIOD> 03-31-2005 </PERIOD>

</SUBMISSION-INFORMATION-FILE>

OMB APPROVAL

OMB Number:
Expires:
Estimated average burden
hours per response.....

SEC USE ONLY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 13F

FORM 13F Cover Page

Report for the Calendar Year or Quarter Ended 03/31/05

If amended report check here: [_]   Amendment Number: ____

This Amendment (Check only one): [_] is a restatement
[_] adds new holding entries.

David J. Greene and Company, LLC

Name of Institutional Investment Manager

599 Lexington Avenue, 12th Floor, New York, NY 10022

Business Address (Street) (City) (State) (Zip)

13F File Number: 28-663

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person signing the report is authorized to submit it, that all information contained herein is true, correct and complete, and that it is understood that all required items, statements, schedules, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Lee Unterman, Chief Operating Officer 212.371.4200

Name (Title) (Phone)

(Manual Signature of Person Duly Authorized to Submit This Report)

(Place and Date of Signing)

Report Type:

[X] 13F HOLDINGS REPORT.

[ ] 13F NOTICE.

[ ] 13F COMBINATION REPORT.

<PAGE>

Form 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers:

Form 13F Information Table Entry Total: 197

Form 13F Information Table Value Total: $2,033,330
(thousands)

List of Other Included Managers:

Name and 13F file numbers of ALL Institutional Investment Managers with respect to which this schedule is filed (other than the one filing this report): (List in alphabetical order).

[If there are no entries in this list, state "NONE" and omit the column headings and list entries.]

13F File Numbers will be assigned to Institutional Investment Managers after they file their first report.

	13F File No.:	Name:		13F File No.:	Name:
1.	28-		6.		
2.			7.		
3.			8.		
4.			9.		
5.			10.		

<PAGE>

<TABLE>
<CAPTION>

FORM 13 F

03/31/05
PAGE 1

REPORTING MANAGER : David J. Greene and Company, LLC

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (x$1000)	SHARES / PRN AMT	SH/ PRN	PUT/ CALL	INVESTMENT DISCRETION	OTHER MANAGERS	VOTING AUTHORITY SOLE	SHARED	NONE
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>		<C>
ABERCROMBIE & FITCH CO	Common Stock	002896207	11,689	204,213	SH		SOLE		143,300		60,913
ACCELRYS INC.	Common Stock	00430U103	10,177	1,716,121	SH		SOLE		1,195,500		520,621
ADESA INC	Common Stock	00686U104	28,016	1,199,298	SH		SOLE		933,200		266,098
AKZO NV SPONSORED ADR	Common Stock	010199305	21,579	469,300	SH		SOLE		246,800		222,500
ALLETE INC	Common Stock	018522300	12,623	301,612	SH		SOLE		213,348		88,264
ALLIANCE GAMING CORP	Common Stock	01859P609	16,183	1,687,374	SH		SOLE		995,900		691,474
ALLIANCE SEMICONDUCTOR	Common Stock	01877H100	3,946	1,584,606	SH		SOLE		1,026,700		557,906
ALLIANT TECHSYSTEMS INC	Common Stock	018804104	20,353	284,863	SH		SOLE		159,000		125,863
AMERICAN ENERGY	Common Stock	025637109	2	100,000	SH		SOLE				100,000
AMERICAN EXPRESS CO	Common Stock	025816109	1,669	32,494	SH		SOLE		1,100		31,394
AMERICAN INTERNATIONAL	Common Stock	026874107	1,369	24,708	SH		SOLE		6,799		17,909
AMGEN INC.	Common Stock	031162100	437	7,500	SH		SOLE				7,500
CELERA GENOMICS	Common Stock	038020202	19,413	1,893,989	SH		SOLE		1,348,200		545,789
ARCH CAPITAL GROUP LTD	Common Stock	03937L105	228	5,700	SH		SOLE				5,700
ARRIS GROUP INC	Common Stock	04269Q100	13,524	1,957,127	SH		SOLE		1,384,400		572,727
ARVINMERITOR INC.	Common Stock	043353101	14,528	939,120	SH		SOLE		537,689		401,431
ASCENTIAL SOFTWARE CORP	Common Stock	04362P207	35,495	1,915,563	SH		SOLE		1,368,750		546,813
ASSURANT INC	Common Stock	04621X108	12,648	375,300	SH		SOLE		296,900		78,400
AUTOLIV, INC.	Common Stock	052800109	6,395	134,200	SH		SOLE		123,000		11,200
BP PLC - SPON ADR	Common Stock	055622104	1,070	17,146	SH		SOLE				17,146
BALL CORP.	Common Stock	058498106	5,098	122,900	SH		SOLE		121,300		1,600
BARON SMALL CAP FUND	Common Stock	068278308	366	16,502	SH		SOLE				16,502
BAUSCH & LOMB INC	Common Stock	071707103	242	3,300	SH		SOLE		3,300		0
BEARINGPOINT INC	Common Stock	074002106	43,862	5,001,336	SH		SOLE		3,339,800		1,661,536
BECTON DICKINSON & CO	Common Stock	075887109	240	4,110	SH		SOLE				4,110
BEMIS COMPANY	Common Stock	081437105	5,838	187,600	SH		SOLE		184,600		3,000
BERKLEY W R CORP	Common Stock	084423102	4,718	95,125	SH		SOLE		95,125		
BERKSHIRE HATHAWAY CL B	Common Stock	084670207	337	118	SH		SOLE				118
BOSTON SCIENTIFIC CORP	Common Stock	101137107	6,704	228,900	SH		SOLE		86,700		142,200
BRINK'S CO	Common Stock	109696104	45,097	1,303,368	SH		SOLE		797,529		505,839
BRISTOL MYERS SQUIBB CO	Common Stock	110122108	524	20,570	SH		SOLE				20,570
BURLINGTON NORTHERN	Common Stock	12189T104	257	4,761	SH		SOLE				4,761
CIT GROUP INC	Common Stock	125581108	16,799	442,080	SH		SOLE		231,600		210,480
CMS ENERGY CORP	Common Stock	125896100	29,187	2,238,290	SH		SOLE		1,658,500		579,790
CSK AUTO CORP	Common Stock	125965103	6,476	366,940	SH		SOLE		234,400		132,540
CNA SURETY CORPORATION	Common Stock	12612L108	419	30,800	SH		SOLE		20,800		10,000
CVS CORP	Common Stock	126650100	6,304	119,800	SH		SOLE		96,200		23,600
CALGON CARBON CORP	Common Stock	129603106	12,262	1,435,777	SH		SOLE		983,400		452,377
CAPITAL CROSSING BANK	Common Stock	140071101	308	9,362	SH		SOLE				9,362
CAREMARK RX INC	Common Stock	141705103	17,472	439,227	SH		SOLE		244,651		194,576
CENDANT CORPORATION	Common Stock	151313103	31,266	1,522,205	SH		SOLE		780,994		741,211
PAGE COLUMN TOTALS			465,117								

</TABLE>

<PAGE>
<TABLE>
<CAPTION>

FORM 13 F

REPORTING MANAGER : David J. Greene and Company, LLC

03/31/05
PAGE 2

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (x$1000)	SHARES / PRN AMT	SH/ PRN	PUT/ CALL	INVESTMENT DISCRETION	OTHER MANAGERS	VOTING AUTHORITY SOLE	VOTING AUTHORITY SHARED	VOTING AUTHORITY NONE
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>		<C>
CENTERPOINT ENERGY INC	Common Stock	15189T107	22,001	1,828,850	SH		SOLE		1,169,400		659,450
CHEVRONTEXACO CORP	Common Stock	166764100	3,263	55,956	SH		SOLE		1,232		54,724
CISCO SYSTEMS INC.	Common Stock	17275R102	305	17,060	SH		SOLE				17,060
CITIGROUP INC.	Common Stock	172967101	13,389	297,940	SH		SOLE		67,891		230,049
CITY INVESTING CO	Common Stock	177900107	31	27,000	SH		SOLE		23,300		3,700
CLAIRE'S STORES INC	Common Stock	179584107	12,246	531,500	SH		SOLE		330,600		200,900
COMCAST CORP CL A	Common Stock	20030N101	1,078	31,909	SH		SOLE		9,388		22,521
COMCAST CORP-SPECIAL CL A	Common Stock	20030N200	6,645	198,700	SH		SOLE		41,400		157,300
COMDISCO HLD CONTINGENT	Common Stock	200334118	176	662,834	SH		SOLE		445,250		217,584
COMMUNITY HEALTH	Common Stock	203668108	25,044	717,393	SH		SOLE		516,400		200,993
COMPUTER ASSOCIATES INTL	Common Stock	204912109	18,356	677,344	SH		SOLE		417,500		259,844
CONOCOPHILLIPS	Common Stock	20825C104	11,288	104,655	SH		SOLE		30,730		73,925
CONSTAR INTERNATIONAL INC	Common Stock	21036U107	6,165	1,089,239	SH		SOLE		735,398		353,841
CONSTELLATION ENERGY	Common Stock	210371100	300	5,804	SH		SOLE		2,104		3,700
CORAM HEALTHCARE CORP.	Common Stock	218103109	20	28,390	SH		SOLE		5,590		22,800
CRANE CO.	Common Stock	224399105	11,205	389,200	SH		SOLE		287,000		102,200
CROWN HOLDING INC	Common Stock	228368106	26,472	1,701,296	SH		SOLE		1,245,200		456,096
CYTEC INDUSTRIES INC.	Common Stock	232820100	59,716	1,100,754	SH		SOLE		683,900		416,854
DARDEN RESTAURANTS, INC.	Common Stock	237194105	1,490	48,550	SH		SOLE		33,000		15,550
DIME BANCORP-LITIGATION	Common Stock	25429Q110	730	6,081,581	SH		SOLE		3,589,634		2,491,947
DISNEY (WALT) COMPANY	Common Stock	254687106	1,014	35,300	SH		SOLE		20,000		15,300
DOLLAR TREE STORES INC	Common Stock	256747106	22,266	775,000	SH		SOLE		415,700		359,300
RR DONNELLY & SONS CO	Common Stock	257867101	1,919	60,675	SH		SOLE		8,364		52,311
EMC CORP	Common Stock	268648102	160	13,000	SH		SOLE				13,000
E.PIPHANY INC.	Common Stock	26881V100	7,402	2,085,197	SH		SOLE		1,449,800		635,397
EARTHLINK INC	Common Stock	270321102	12,995	1,443,846	SH		SOLE		997,500		446,346
EXIDE TECHNOLOGIES	Common Stock	302051206	12,939	1,003,030	SH		SOLE		711,800		291,230
EXXON MOBIL CORPORATION	Common Stock	30231G102	4,060	68,120	SH		SOLE		3,640		64,480
FAIRCHILD SEMICON INTL	Common Stock	303726103	36,984	2,412,503	SH		SOLE		1,580,900		831,603
FINOVA GROUP INC	Common Stock	317928109	1	11,200	SH		SOLE				11,200
FIRST AMERICAN FINL CORP	Common Stock	318522307	33,855	1,027,771	SH		SOLE		727,600		300,171
FLOWSERVE CORP	Common Stock	34354P105	9,091	351,040	SH		SOLE		254,300		96,740
FOUNDRY NETWORKS INC	Common Stock	35063R100	6,396	645,007	SH		SOLE		463,797		181,210
FREESCALE SEMICONDUCTOR -	Common Stock	35687M107	3,949	233,000	SH		SOLE		232,300		700
FREESCALE SEMICONDUCTOR -	Common Stock	35687M206	495	28,709	SH		SOLE		8,126		20,583
GATX CORP	Common Stock	361448103	16,833	507,156	SH		SOLE		343,800		163,356
GENENCOR INTERNATIONAL	Common Stock	368709101	16,634	865,002	SH		SOLE		632,700		232,302
GENERAL DYNAMICS CORP	Common Stock	369550108	7,301	68,200	SH		SOLE		48,500		19,700
GENERAL ELECTRIC CO	Common Stock	369604103	2,404	66,676	SH		SOLE				66,676
GLAXOSMITHKLINE PLC- ADR	Common Stock	37733W105	207	4,506	SH		SOLE				4,506
GRUPO TMM SA-SP ADR A	Common Stock	40051D105	5,683	1,857,058	SH		SOLE		1,240,500		616,558
PAGE COLUMN TOTALS			422,504								

</TABLE>

<PAGE>
<TABLE>
<CAPTION>

FORM 13 F

03/31/05

REPORTING MANAGER : David J. Greene and Company, LLC

PAGE 3

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (x$1000)	SHARES / PRN AMT	SH/ PRN	PUT/ CALL	INVESTMENT DISCRETION	OTHER MANAGERS	VOTING AUTHORITY SOLE	SHARED	NONE
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>		<C>
RCA INC	Common Stock	404119109	16,371	305,600	SH		SOLE		188,500		117,100
HASBRO INC	Common Stock	418056107	4,213	206,000	SH		SOLE		203,700		2,300
HEALTHSOUTH CORPORATION	Common Stock	421924101	4,514	843,140	SH		SOLE		270,050		573,690
HEALTH NET INC	Common Stock	42222G108	69,239	2,116,744	SH		SOLE		1,365,510		751,234
HERCULES INC	Common Stock	427056106	19,037	1,313,828	SH		SOLE		952,200		361,628
HERSHEY FOODS CORP	Common Stock	427866108	365	6,032	SH		SOLE				6,032
INDEPENDENCE COMMUNITY	Common Stock	453414104	203	5,202	SH		SOLE				5,202
INFOCUS CORP	Common Stock	45665B106	6,397	1,114,430	SH		SOLE		803,700		310,730
INPUT/OUTPUT INC	Common Stock	457652105	6,530	1,012,377	SH		SOLE		699,890		312,487
INTEL CORPORATION	Common Stock	458140100	630	27,118	SH		SOLE		1,000		26,118
INTL BUSINESS MACHINES	Common Stock	459200101	1,327	14,517	SH		SOLE		2,800		11,717
INTERNET SECURITY SYSTEMS	Common Stock	46060X107	4,482	244,925	SH		SOLE		168,800		76,125
IVAX CORP	Common Stock	465823102	32,130	1,625,169	SH		SOLE		953,600		671,569
J P MORGAN CHASE & CO	Common Stock	46625H100	210	6,067	SH		SOLE		1,633		4,434
JACUZZI BRANDS INC	Common Stock	469865109	21,779	2,231,488	SH		SOLE		1,623,300		608,188
JO-ANN STORES INC	Common Stock	47758P307	14,343	510,624	SH		SOLE		358,100		152,524
JOHNSON & JOHNSON	Common Stock	478160104	2,125	31,646	SH		SOLE				31,646
JOHNSON CONTROLS INC	Common Stock	478366107	12,901	231,360	SH		SOLE		163,400		67,960
KANSAS CITY STHRN INDS INC	Common Stock	485170302	14,487	752,158	SH		SOLE		528,700		223,458
KEYNOTE SYSTEMS INC	Common Stock	493308100	14,051	1,183,774	SH		SOLE		816,500		367,274
KIMBERLY CLARK CORP	Common Stock	494368103	9,643	146,700	SH		SOLE		64,080		82,620
LA-Z-BOY INC	Common Stock	505336107	9,032	648,419	SH		SOLE		462,100		186,319
LABORATORY CORP OF	Common Stock	50540R409	11,100	230,300	SH		SOLE		150,400		79,900
LEAR CORP	Common Stock	521865105	5,115	115,300	SH		SOLE		113,700		1,600
LEAPFROG ENTERPRISES INC	Common Stock	52186N106	10,919	962,020	SH		SOLE		692,800		269,220
LINCOLN NATIONAL CORP	Common Stock	534187109	9,669	214,200	SH		SOLE		145,600		68,600
LIZ CLAIBORNE	Common Stock	539320101	10,374	258,500	SH		SOLE		123,000		135,500
LUCENT TECHNOLOGIES, INC.	Common Stock	549463107	90	32,670	SH		SOLE				32,670
MAGELLAN HEALTH SERVICES	Common Stock	559079207	12,280	360,640	SH		SOLE		271,800		88,840
MANITOWOC CO, INC	Common Stock	563571108	22,438	555,530	SH		SOLE		395,400		160,130
MAXTOR CORP	Common Stock	577729205	23,032	4,329,241	SH		SOLE		3,037,500		1,291,741
MAXWELL TECHNOLOGIES INC	Common Stock	577767106	2,393	260,926	SH		SOLE		150,800		110,126
MCKESSON CORP	Common Stock	58155Q103	19,298	511,200	SH		SOLE		249,700		261,500
MEADWESTVACO CORP	Common Stock	583334107	16,418	515,972	SH		SOLE		321,800		194,172
MEDTRONIC INC COM	Common Stock	585055106	219	4,300	SH		SOLE				4,300
MILACRON INC	Common Stock	598709103	8,592	2,817,140	SH		SOLE		2,023,616		793,524
MILLIPORE CORP	Common Stock	601073109	3,187	73,443	SH		SOLE		4,000		69,443
MOLSON COORS BREWING CO	Common Stock	60871R209	32,915	426,526	SH		SOLE		305,983		120,543
MOSAIC CO	Common Stock	61945A107	9,608	563,188	SH		SOLE		394,413		168,775
MOTOROLA	Common Stock	620076109	3,812	254,645	SH		SOLE		73,700		180,945
MYRIAD GENETICS INC	Common Stock	62855J104	6,115	332,507	SH		SOLE		244,100		88,407
PAGE COLUMN TOTALS			471,581								

</TABLE>

<PAGE>
<TABLE>
<CAPTION>

FORM 13 F

REPORTING MANAGER : David J. Greene and Company, LLC

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (x$1000)	SHARES / PRN AMT	SH/ PRN	PUT/ CALL	INVESTMENT DISCRETION	OTHER MANAGERS	VOTING AUTHORITY SOLE	SHARED	NONE
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>		<C>
NATIONAL OILWELL VARCO	Common Stock	637071101	11,407	244,259	SH		SOLE		173,510		70,749
NAVISTAR INTL	Common Stock	63934E108	37,053	1,017,943	SH		SOLE		621,661		396,282
NEWALLIANCE BANCSHARES	Common Stock	650203102	6,996	499,700	SH		SOLE		307,900		191,800
NOKIA CORP - SPON ADR	Common Stock	654902204	10,872	704,600	SH		SOLE		209,700		494,900
NORTEL NETWORKS CORP	Common Stock	656568102	283	103,563	SH		SOLE				103,563
NORTH FORK	Common Stock	659424105	15,581	561,695	SH		SOLE		420,820		140,875
OFFICE MAX INC	Common Stock	67622P101	8,506	253,900	SH		SOLE		165,900		88,000
OMNICARE INC	Common Stock	681904108	12,959	365,560	SH		SOLE		224,560		141,000
ORBITAL SCIENCES CORP	Common Stock	685564106	7,736	799,144	SH		SOLE		570,500		228,644
PMI GROUP	Common Stock	69344M101	6,036	158,800	SH		SOLE		143,900		14,900
PACTIV CORPORATION	Common Stock	695257105	6,316	270,500	SH		SOLE		221,900		48,600
PALL CORP	Common Stock	696429307	31,020	1,143,813	SH		SOLE		813,400		330,413
PAREXEL INTERNATIONAL	Common Stock	699462107	12,012	511,167	SH		SOLE		366,375		144,792
PATHMARK STORES INC	Common Stock	70322A101	7,864	1,246,295	SH		SOLE		826,395		419,900
PEPSICO INC.	Common Stock	713448108	345	6,500	SH		SOLE				6,500
PFIZER INC	Common Stock	717081103	12,844	488,913	SH		SOLE		124,976		363,937
PHARMACOPEIA DRUG	Common Stock	7171EP101	6,266	1,243,285	SH		SOLE		797,529		445,756
PIER 1 IMPORTS INC	Common Stock	720279108	11,822	648,501	SH		SOLE		450,800		197,701
POLO RALPH LAUREN CORP	Common Stock	731572103	18,804	484,680	SH		SOLE		333,000		151,680
PROCTER & GAMBLE CO	Common Stock	742718109	816	15,400	SH		SOLE		2,000		13,400
QUANTA SERVICES INC	Common Stock	74762E102	22,057	2,890,793	SH		SOLE		2,085,200		805,593
QUANTUM CORP - DLT &	Common Stock	747906204	20,169	6,930,861	SH		SOLE		4,803,950		2,126,911
RADIOSHACK CORP	Common Stock	750438103	14,235	581,000	SH		SOLE		390,100		190,900
RECKSON ASSOC REALTY	Common Stock	75621K106	366	11,924	SH		SOLE		10,000		1,924
REDBACK NETWORKS INC	Common Stock	757209507	5,199	869,470	SH		SOLE		582,200		287,270
RITE AID CORP	Common Stock	767754104	48	12,000	SH		SOLE				12,000
ROYAL DUTCH PETE 1.25	Common Stock	780257804	491	8,176	SH		SOLE				8,176
RYDER SYSTEM INC	Common Stock	783549108	20,910	501,447	SH		SOLE		357,700		143,747
SBC COMMUNICATIONS INC.	Common Stock	78387G103	1,112	46,951	SH		SOLE		2,374		44,577
SPX CORP	Common Stock	784635104	4,748	109,700	SH		SOLE		109,200		500
ST. PAUL TRAVELERS	Common Stock	792860108	13,032	354,788	SH		SOLE		179,289		175,499
SAKS INCORPORATED	Common Stock	79377W108	14,254	789,700	SH		SOLE		365,400		424,300
SANDISK CORP	Common Stock	80004C101	15,635	562,400	SH		SOLE		345,600		216,800
SCHOLASTIC CORP	Common Stock	807066105	12,477	338,210	SH		SOLE		236,900		101,310
SOVEREIGN BANCORP INC	Common Stock	845905108	11,115	501,600	SH		SOLE		376,500		125,100
SPRINT CORP (FON GROUP)	Common Stock	852061100	328	14,398	SH		SOLE		1,250		13,148
STORAGE TECHNOLOGY CORP	Common Stock	862111200	17,685	574,200	SH		SOLE		319,600		254,600
SUBURBAN PROPANE	Common Stock	864482104	506	14,700	SH		SOLE				14,700
SYBRON DENTAL SPECIALTIES,	Common Stock	871142105	19,399	540,376	SH		SOLE		388,766		151,610
TD BANKNORTH INC	Common Stock	87235A101	355	11,370	SH		SOLE		8,330		3,040
TJX COS INC	Common Stock	872540109	25,133	1,020,000	SH		SOLE		545,300		474,700
PAGE COLUMN TOTALS			444,783								

</TABLE>

<PAGE>
<TABLE>
<CAPTION>

FORM 13 F

03/31/05
PAGE 5

REPORTING MANAGER : David J. Greene and Company, LLC

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (x$1000)	SHARES / PRN AMT	SH/ PRN	PUT/ CALL	INVESTMENT DISCRETION	OTHER MANAGERS	VOTING AUTHORITY SOLE	SHARED	NONE
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>		<C>
TARGET CORP	Common Stock	87612E106	240	4,800	SH		SOLE				4,800
TECUMSEH PRODUCTS CO - CL	Common Stock	878895200	15,036	379,594	SH		SOLE		270,400		109,194
TELEDYNE TECHNOLOGIES	Common Stock	879360105	11,254	359,542	SH		SOLE		259,200		100,342
3M CO	Common Stock	88579Y101	411	4,800	SH		SOLE				4,800
TIBCO SOFTWARE INC	Common Stock	88632Q103	14,281	1,916,917	SH		SOLE		1,347,700		569,217
TIME WARNER INC	Common Stock	887317105	7,632	434,890	SH		SOLE		161,400		273,490
TORONTO-DOMINION BANK	Common Stock	891160509	225	5,452	SH		SOLE		3,996		1,456
TYSON FOODS INC - CL A	Common Stock	902494103	5,147	308,571	SH		SOLE		246,200		62,371
UNDERGROUND SOLUTIONS	Common Stock	904323102	14	40,000	SH		SOLE		40,000		
UNIFI INC	Common Stock	904677101	2,682	800,659	SH		SOLE		655,900		144,759
UNISYS CORP	Common Stock	909214108	24,462	3,464,924	SH		SOLE		2,508,500		956,424
UNITED PARCEL SERVICE INC	Common Stock	911312106	291	4,000	SH		SOLE				4,000
UNITED TECHNOLOGIES CORP	Common Stock	913017109	242	2,384	SH		SOLE				2,384
UNOCAL CORP	Common Stock	915289102	7,088	114,900	SH		SOLE		111,100		3,800
UTSTARCOM INC	Common Stock	918076100	12,119	1,106,753	SH		SOLE		614,388		492,365
VALASSIS COMMUNICATIONS	Common Stock	918866104	13,080	374,152	SH		SOLE		269,400		104,752
VERIZON COMMUNICATIONS	Common Stock	92343V104	2,958	83,318	SH		SOLE		12,118		71,200
VISTEON CORP	Common Stock	92839U107	8,568	1,500,545	SH		SOLE		1,059,400		441,145
VODAFONE GROUP PLC	Common Stock	92857W100	278	10,470	SH		SOLE		35		10,435
WABTEC CORP	Common Stock	929740108	13,050	636,909	SH		SOLE		455,850		181,059
WACHOVIA CORP (NEW)	Common Stock	929903102	3,353	65,860	SH		SOLE		10,858		55,002
WASHINGTON MUTUAL INC	Common Stock	939322103	11,988	303,495	SH		SOLE		130,595		172,900
WASTE MANAGEMENT INC	Common Stock	94106L109	11,641	403,500	SH		SOLE		228,000		175,500
WATCHGUARD	Common Stock	941105108	1,034	320,230	SH		SOLE		212,600		107,630
WAVECOM SA - ADR	Common Stock	943531103	6,303	1,182,487	SH		SOLE		818,137		364,350
WELLPOINT INC	Common Stock	94973V107	201	1,600	SH		SOLE				1,600
WENDY'S INTERNATIONAL INC	Common Stock	950590109	211	5,400	SH		SOLE		5,100		300
WYETH	Common Stock	983024100	228	5,408	SH		SOLE				5,408
YUM BRANDS INC	Common Stock	988498101	17,533	338,416	SH		SOLE		185,700		152,716
ZORAN CORP	Common Stock	98975F101	5,710	551,730	SH		SOLE		388,200		163,530
RENAISSANCE RE HLDGS LTD	Common Stock	G7496G103	3,278	70,200	SH		SOLE		70,200		
RADWARE LTD	Common Stock	M81873107	7,622	324,750	SH		SOLE		238,500		86,250
CNH GLOBAL N.V.	Common Stock	N20935206	21,182	1,127,286	SH		SOLE		793,220		334,066
PAGE COLUMN TOTALS			228,344								
AGGREGATE COLUMN TOTALS			2,033,330								

</TABLE>

Exhibit E

CONFIDENTIAL OFFERING MEMORANDUM

THE DJG SMALL CAP VALUE FUND

(A Diversified Co-mingled, Investment Account)

Sponsored by

DAVID J. GREENE AND COMPANY, LLC

Securities Offered: Units in the Fund

Minimum Purchase: Generally, $1,000,000

THE FUND IS ADMINISTERED AS A CO-MINGLED INVESTMENT ACCOUNT IN WHICH EACH INVESTOR OWNS AN UNDIVIDED INTEREST. AN INVESTMENT IN THE FUND IS SIMILAR TO HAVING A MANAGED INVESTMENT ACCOUNT WITH AN INVESTMENT ADVISER. THE UNITS ARE NOT TRANSFERABLE.

YOU SHOULD READ THE COPY OF THE FUND AGREEMENT INCLUDED AS PART OF THIS MEMORANDUM FOR COMPLETE INFORMATION CONCERNING THE RIGHTS AND OBLIGATIONS OF THE PARTIES TO THE FUND AGREEMENT.

Name of Offeree

Memorandum No.

June 7, 2004

NOTICES

THE UNITS OF THE DJG SMALL CAP VALUE FUND (THE "**FUND**") OFFERED PURSUANT TO THIS CONFIDENTIAL OFFERING MEMORANDUM (THIS "**MEMORANDUM**") HAVE NOT BEEN RECOMMENDED, APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER REGULATORY AUTHORITY. NO SUCH COMMISSION OR AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS MEMORANDUM.

THE UNITS HAVE NOT BEEN REGISTRED UNDER THE SECURITIES ACT OF 1933 (THE "**1933 ACT**") OR APPLICABLE STATE SECURITIES LAWS. THE UNITS MAY NOT BE RESOLD OR TRANSFERRED EXCEPT (1) PURSUANT TO REGISTRATION UNDER OR EXEMPTION FROM THE 1933 ACT OR APPLICABLE STATE SECURITIES LAWS AND (2) IN ACCORDANCE WITH THE TERMS OF THIS MEMORANDUM.

THE FUND IS EXEMPT FROM REGISTRATION FROM THE INVESTMENT COMPANY ACT OF 1940 (THE "**COMPANY ACT**"), PURSUANT TO SECTION 3(c)(7) THEREOF.

INVESTORS MUST BE U.S. PERSONS WHO ARE (1) "ACCREDITED INVESTORS" AS DEFINED UNDER THE 1933 ACT, (2) "QUALIFIED PURCHASERS" AS DEFINED UNDER THE COMPANY ACT, (3) KNOWLEDGEABLE AND EXPERIENCED IN FINANCIAL AND BUSINESS MATTERS SUCH THAT THEY ARE CAPABLE OF EVALUATING THE MERITS AND RISKS OF THE ACQUISITION OF UNITS, (4) WILLING AND ABLE TO BEAR THE ECONOMIC RISKS OF THIS INVESTMENT, AND (5) SOPHISTICATED INVESTORS WHO ARE ABLE TO BEAR A SUBSTANTIAL OR COMPLETE LOSS OF THEIR CAPITAL CONTRIBUTIONS. INVESTORS MUST ACQUIRE THE UNITS SOLELY FOR THEIR OWN ACCOUNT, FOR INVESTMENT PURPOSES ONLY AND NOT WITH AN INTENTION OF DISTRIBUTION, TRANSFER OR RESALE.

THIS MEMORANDUM CONSTITUTES AN OFFER ONLY IF THE NAME OF THE PROSPECTIVE INVESTOR APPEARS ON THE COVER PAGE AND ONLY IF DELIVERY OF THIS MEMORANDUM IS AUTHORIZED BY THE FUND. ANY REPRODUCTION OF THIS MEMORANDUM OR THE DIVULGENCE OF ANY OF ITS CONTENTS, WITHOUT THE PRIOR WRITTEN CONSENT OF THE FUND, IS PROHIBITED.

NO OFFERING LITERATURE OR ADVERTISING SHALL BE EMPLOYED IN THE OFFERING OF THE UNITS EXCEPT FOR THIS MEMORANDUM. NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY REPRESENTATION OR WARRANTY OR PROVIDE ANY INFORMATION WITH RESPECT TO THE UNITS EXCEPT THE INFORMATION CONTAINED IN THIS MEMORANDUM. NEITHER THE DELIVERY OF THIS MEMORANDUM NOR ANY SALES MADE HEREUNDER SHALL CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE MATTERS DISCUSSED HEREIN SINCE THE DATE HEREOF.

THIS MEMORANDUM SHOULD NOT BE CONSTRUED AS INVESTMENT, LEGAL OR TAX ADVICE. EACH PROSPECTIVE INVESTOR IS URGED TO SEEK INDEPENDENT INVESTMENT, LEGAL AND TAX ADVICE CONCERNING INVESTING IN THE FUND.

THE FUND SHALL MAKE AVAILABLE TO EACH PROSPECTIVE INVESTOR PRIOR TO THE PURCHASE OF UNITS THE OPPORTUNITY TO ASK QUESTIONS AND RECEIVE ANSWERS CONCERNING THE OFFERING OF UNITS AND TO OBTAIN ADDITIONAL INFORMATION, TO THE EXTENT THE FUND POSSESSES SUCH INFORMATION OR CAN ACQUIRE IT WITHOUT UNREASONABLE EFFORT OR EXPENSE.

THIS MEMORANDUM DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR OTHER JURISDICTION IN WHICH AN OFFER OR SOLICITATION IS NOT LAWFUL OR AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO.

FOR FLORIDA RESIDENTS ONLY

SALES TO PERSONS IN FLORIDA ARE BEING MADE IN RELIANCE ON THE EXEMPTION FROM REGISTRATION CONTAINED IN SECTION 517.061(11) OF THE FLORIDA SECURITIES AND INVESTOR PROTECTION ACT. WHEN SALES ARE MADE TO FIVE (5) OR MORE PERSONS IN FLORIDA, ANY SUCH SALE IS VOIDABLE BY THE PURCHASER WITHIN THREE (3) DAYS AFTER (A) THE DATE THE PURCHASER FIRST TENDERS CONSIDERATION TO THE ISSUER, AN AGENT OF THE ISSUER OR AN ESCROW AGENT OR (B) THE DATE THE AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO SUCH PURCHASER, WHICHEVER OCCURS LATER

TABLE OF CONTENTS

SUMMARY

The following summary is intended to highlight certain information contained in the body of this Memorandum and is intended for reference only. You should read the entire Memorandum including the Exhibits and Appendix I attached hereto carefully before determining whether invest in the Fund. Defined terms not defined when first used are defined under the applicable headings below.

THE FUND

The Fund

The DJG Small Cap Value Fund is a diversified co-mingled investment account. The Fund was formed on July 9, 1997. The principals of the Sponsor, through an investment partnership, made an initial investment of $500,000 and may make further investments as additional outside funding is received. Certain principals of the Sponsor have also made individual investments in the Fund. The aggregate amount of such investments is approximately 3% of the assets of the Fund.

Sponsor

David J. Greene and Company, LLC (the "**Sponsor**", "**we**" or "**us**"), 599 Lexington Avenue, 12th Floor, New York, New York 10022, 212-371-4200. The Sponsor is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "**Advisers Act**").

Investment Objective

The Fund's investment objective is to achieve long-term capital appreciation by applying our long-held value disciplines to the small capitalization equities market. The Fund seeks to outperform the Russell 2000 Value or the Russell 2000 index over a complete market cycle. Our bottom-up approach to the analysis of equities, with an emphasis on special situations, focuses on small capitalization securities.* We anticipate that the average weighted market capitalization for the Fund will be no more than two times the weighted average of the Russell 2000 Value index. We seek to identify companies that we believe are selling at significant discounts to their intrinsic

* Defined as securities of companies with total equity market capitalizations between $100 million and $4 billion at the time of purchase, though the Fund may, from time to time, invest in public companies with somewhat larger or smaller total equity market capitalizations.

values where managements' game plans will lead to narrowing of the price/value gap. Intrinsic value is based on our evaluation of fundamentals such as cash flow, free cash flow generation, returns on invested capital, and hidden asset value (i.e., franchise value).

There can, of course, be no assurance that the foregoing investment objective will be met.

Investments

To meet its objective, the Fund may purchase listed common and preferred stocks and fixed income securities listed on a national securities exchange or the NASDAQ National Market, including certificates of deposit, ADRs, commercial paper, fixed-income securities which are convertible into equity securities, government and other non-convertible debt securities and securities of companies in bankruptcy, and may purchase puts and write covered call options. In addition, the Fund may invest in "risk arbitrage positions," which include securities that may become exchangeable for cash or other securities as a result of the issuer being an announced candidate for a merger, acquisition, restructuring or similar transaction, or securities the issuer of which has been the subject of a filing on Schedule 13D under the Securities Exchange Act of 1934 (the "**1934 Act**") (collectively, "**Securities**").

Investment Selection Process

The Sponsor employs a systematic process of identifying small capitalization public companies. As a starting point, we screen for generally overlooked value indicators. Once attractive investment candidates are identified, intensive bottom-up fundamental research begins, including examination of financial statements, meetings with company management and evaluations of competitors. During the process, we also seek to identify event-driven stocks selling at discounts to their intrinsic values. Event-driven stocks include those related to significant corporate restructurings or the occurrence of other major non-operating events, such as major management changes, substantial share repurchases, spin-offs, split-ups and liquidations.

Dividends and interest are not prime considerations in the purchase of Securities, but they are considered in relation to the total expected return of the investment.

Investment Restrictions

The Fund will not:

- purchase or sell real estate or interests in real estate, (but may purchase marketable Securities of companies holding real estate or interests in real estate);
- make loans, except by the purchase of a portion of an issue of bonds, debentures or other debt Securities;
- borrow money, purchase Securities on margin or engage in repurchase transactions;
- sell any equity or debt Securities short;
- without the prior approval of the Sponsor's Investment Committee, invest more than 5% of the Fund's Net Asset Value (as defined below) (at the time of purchase) in the Securities of any one issuer;
- acquire interests in any equity securities of any partnerships, limited liability companies or any other entities classified as partnerships for income tax purposes;
- invest in Securities of any company whose defined contribution plan is an investor in the Fund unless the Plan's governing instrument contains a specific authorization for such an investment;
- purchase or sell commodities or commodity contracts, although the Fund may purchase marketable Securities of companies holding commodities or commodity contracts;
- invest in options (except the Fund may purchase puts and write call options against Securities held in its portfolio);
- invest in Securities of a foreign issuer, unless they are directly listed on a national security exchange or NASDAQ, or otherwise listed as ADRs;
- invest in initial or secondary public offerings which trade at a premium when secondary

- market trading begins (so-called "hot issues"); or

- invest in unregistered "restricted" Securities or in private placements.

The foregoing are the only investment restrictions on the Fund.

Risk Factors

An investment in the Fund is very speculative and could involve the following risks to you:

- Loss of your investment and certain conflicts of interest. See the sections titled "Risk Factors" and "Conflicts Of Interest" for a more detailed discussion.

- Liquidity will be limited because of transfer restrictions and because of the absence of any market for the Units.

- You will have no control over the Fund's business.

- Your annual tax liability for any taxable income from your investment will likely exceed cash distributions to you from the Fund.

THE OFFERING

Securities Offered

Units in the Fund ("**Units**") are being offered to Eligible Investors pursuant to a private placement exemption under Regulation D of the Securities Act of 1933 (the "**1933 Act**").

The Offering

Units are being offered on the first day of each month at a price per Unit based on the Net Asset Value (as defined below) of the Fund at the last business day of the preceding month. We reserve the right to admit investors at other times. See "Administration of the Fund."

Units in the Fund are being offered only by the Sponsor. No selling fees or commissions will be charged.

Minimum Subscription

- The minimum initial subscription is $1,000,000 for new subscribers.

- Lesser subscription amounts may be accepted subject to approval of the Sponsor.

- Any initial or additional subscriptions may be accepted or rejected in whole or in part in the sole and absolute discretion of the Sponsor.

Eligible Investors

"**Eligible Investors**" are required to be "U.S. persons" (as defined in the Subscription Agreement) and must qualify both as "qualified purchasers" under the Investment Company Act of 1940, as amended (the "**1940 Act**") and as "accredited investors" under the 1933 Act and come within one of the following categories:

- state and local pension funds; private pension, profit sharing and stock bonus trusts, including jointly administered multi-employer pension funds (the "**Plans**"), that are exempt from federal income taxation under section 501(a) of the Internal Revenue Code of 1986, as amended (the "**Code**");

- other entities, such as foundations, educational institutions and medical organizations, that are exempt from federal income taxation under section 501(c)(3) of the Code;

- Individual Retirement Funds (as defined under "ERISA Considerations");

- government plans; and

- individual investors.

Also, certain of our "knowledgeable employees" will be eligible to invest in the Fund even though they do not meet the qualified purchaser requirements.

Offering Limitations

The number of investors in the Fund will be limited to 100 in order to assure that the Fund will satisfy the safe harbor for avoiding publicly traded status set forth in Treas. Reg. § 1.7704-1(h) and will be excepted from registration as an investment company under Section 3(c)(1) of the 1940 Act.

Subscription Procedure

In order to purchase a Unit, you must:

- complete, execute and deliver to us two copies of

the Subscription Agreement, together with such other supplementary documents as we request; and

- pay the full amount of your subscription by check or wire transfer or as otherwise provided in accordance with the instructions in the Subscription Agreement.

ADMINISTRATION OF THE FUND

Fees and Expenses Payable by the Fund

Fund Management Fee. The Sponsor receives a Fund Management Fee, payable monthly, equal to the following percent per annum of the Fund's Net Asset Value:

.85% on the first $50,000,000 of assets,

.80% on the next $25,000,000 of assets; and

.75% on the assets in excess of $75,000,000.

Operating Expenses. The Fund pays all of its other expenses, including, brokerage and commission expenses in connection with transactions executed for the Fund (including brokerage commissions payable to the Sponsor at its competitive rate in the event the Sponsor effects transactions on behalf of the Fund), charges and expenses of the Fund's lawyers and accountants, and any Custodian, tax accounting, and transfer fees.

Custodian

Bear Stearns Securities Corp., a registered broker-dealer, serves as custodian of the assets of the Fund (the "**Custodian**") and as the Fund's prime broker in accordance with the terms of various agreements between the Custodian and the Fund. We reserve the right, in our sole discretion, to remove the Custodian and/or to replace the Custodian with another custodian and/or prime broker. Bear Stearns Securities Corp. has acted as the Sponsor's fully disclosed clearing agent since June, 2000.

Brokerage

The Fund will execute, clear and settle the Fund's transactions with firms that are registered under the 1934 Act as broker-dealers, including the Custodian. We also may act as a broker on behalf of the Fund at such times as we deem appropriate.

Withdrawal of Units

An investor may redeem all or a portion of its Units, without penalty, generally as of the last business day of any month (**"Redemption Valuation Date"**) on at least 30 days' (60 days' in the case of a redemption in kind) prior written notice (**"Redemption Notice"**); provided, however, that no withdrawal, except a complete withdrawal, shall be permitted if the partial withdrawal would result in decreasing an investor's investment to less than $1,000,000 immediately after such redemption. We may waive any of the withdrawal restrictions, including the minimum investment and the day of redemption.

Mandatory Withdrawals

We may direct the redemption, without charge, of all or any part of the Units of any investors as of the last business day of any month upon at least 30 days' prior written notice for any reason deemed necessary or appropriate by us in our sole discretion and in accordance with our fiduciary duty to the investors.

Distributions

Any distributions will be made in our sole and absolute discretion. We do not currently intend to make any distributions.

Transferability

The Fund will not register the transfer of any Unit to a transferee unless approved by us. There is no public or secondary market for the Units, and we do not believe a public or secondary market will develop for the Units.

Reports

Investors will receive quarterly updates, annual reports and all reports.

Federal Income Tax Considerations

The Fund will be treated as a partnership for Federal income tax purposes. You will be required to report on your own tax return and pay all applicable income taxes on your allocable share of the Fund's taxable income, whether or not any cash distributions are made to you. You should satisfy yourself as to the income tax consequences of an investment in the Fund with specific reference to your own tax situation by obtaining advice from your own tax counsel before purchasing each Unit.

Fiscal Year

The fiscal year of the Fund is the calendar year.

Auditors

BDO Seidman acts as auditors to the Fund and the Sponsor.

Legal Counsel

Katten Muchin Zavis Rosenman has passed upon legal matters for the Fund and the Sponsor.

Anti-Money Laundering

Verification of Subscribers' Identities and Subscription Sources. As part of your subscription and the Fund's responsibility for the prevention of money laundering, and to assist in the world-wide effort to combat terrorism, the Sponsor, on behalf of itself and the Fund, will require a detailed verification of your identity and the source of the funds for your payment. The amount of detail required will depend on the circumstances of each Subscriber.

By way of example, an individual will be required to produce a copy of a passport or driver's license, together with evidence of his/her address, such as a utility bill or bank statement and date of birth. Entity subscribers will be required to produce certified formation documents and information on their directors (or equivalent persons) and beneficial owners. References also may be requested.

The Sponsor reserves the right to request such information as it deems necessary to verify your identity and the source of your subscription payment. In the event of delay or failure by you to produce any information required for verification purposes, the Sponsor may refuse to accept your Subscription Application and all subscription monies relating thereto, or may refuse to honor a withdrawal request until proper information has been provided by you.

Suspicious Activities. If the Fund or the Sponsor has a suspicion that a payment to the Fund (by way of subscription or otherwise) contains the proceeds of criminal conduct, or knows or suspects that another person is engaged in money laundering, that person may report such suspicion to the appropriate authorities. The Fund, the Sponsor and any agent of the Fund will not incur any liability for adhering to the Fund's responsibilities under its anti-money laundering program, and will be indemnified by the Subscriber for any losses which the Fund or its principals or agents may incur for doing so.

Prohibited Investors. If the Fund determines that any investor is a Prohibited Investor as defined in Addendum I to the Subscription Documents, the Fund may, among other things, freeze that investor's assets in the Fund and notify appropriate legal authorities.

Additional Information

You are invited to meet with us for a further explanation of the terms and conditions of this offering of Units and to obtain any additional information necessary to verify the information contained herein, to the extent we possess such information or can acquire it without unreasonable effort or expense. Requests for such information should be directed to Clarissa Moore, telephone 212-371-4200; facsimile 212-750-4331; or e-mail at: cmoore@djgreene.com.

RISK FACTORS

The identification of attractive investment opportunities is difficult and involves a significant degree of uncertainty. Returns generated from the Fund's activities may not adequately compensate you for the business and financial risks assumed. The Fund will be subject to those market risks common to funds investing in all types of Securities, including the prospect that prices of the securities in which the Fund will invest may be volatile. Subscribers should consider the following risks before investing in the Fund.

Small Capitalization Securities

The Fund's Net Asset Value will fluctuate based on the market value of its portfolio positions. Smaller capitalization issues may be more volatile than the securities of larger companies due to, among other things, reduced liquidity of the shares traded. Such reduced liquidity and other factors could adversely affect the timing and price of the Fund's acquisition and disposition of Securities.

Smaller capitalization stocks as a group may not respond to general market rallies or downturns as much as larger capitalization issues due to, among other things, (1) a lack of diversification in the business activities, (2) limited product lines, (3) markets or financial resources of smaller capitalization companies, and (4) correspondingly greater susceptibility to changes in their business cycles.

Limited Investment History

The Fund has a limited operating history. There can be no assurance that the Fund will achieve its objectives or provide a return to subscribers. Though we have prior experience in managing investment advisory accounts, there can be no assurance that the Fund's future performance will be similar to the Fund's or our past performance.

Put and Call Options

The seller (writer) of a covered call option (i.e., the writer has a long position in the underlying security) assumes the risk of a decline in the market price of the underlying security to a level below the purchase price of the underlying security, less the premium received on the call option. The writer of a covered call option also gives up the opportunity for gain on the underlying security above the exercise price of the call. The buyer of a put option assumes the risk of losing the premium it paid to purchase the option. The loss on the put option is offset, in whole or in part, by any gain in the market price of the underlying security.

Risk Arbitrage Transactions

Securities may be purchased at prices below the anticipated value of the cash, securities or other consideration to be paid or exchanged for such Securities in a proposed merger, exchange offer, tender offer or other similar transaction. If the proposed merger, exchange offer, tender offer or other similar transaction later appears likely not to be consummated or in fact is not consummated or is delayed, the market price of the Securities may decline and result in losses to the Fund if such Securities are sold, transferred or exchanged for Securities or cash, the value of which is less than the purchase price.

Indemnification of the Sponsor

The Sponsor, together with its members, principals, affiliates, officers and employees, will not be liable, responsible or accountable in damages or otherwise to the Fund or any of the investors for any act or omission performed or omitted by it in good faith on behalf of the Fund and in a manner reasonably believed by it to be within the scope of the authority granted to it, except when such action or failure to act constitutes negligence, gross negligence, fraud or willful misconduct. The will be indemnified by the Fund for any loss or expense suffered or sustained by it as a result of or in connection with any act performed by it within the scope of its duties including, without limitation, any judgment, settlement, reasonable attorneys' fees and other costs or expenses incurred in connection with the defense of any actual or threatened action or proceeding; provided, however, that such indemnity shall be payable only if the indemnitee acted in good faith and in a manner it reasonably believed to be in, or not opposed to, the best interests of the Fund and the investors.

CONFLICTS OF INTEREST

The Sponsor, and its principals, have in the past and may in the future act as sponsors of other funds engaged in trading Securities, or trade Securities on a discretionary basis for other clients. There is no restriction on the Sponsor, or on its members, principals, affiliates, officers or employees, with respect to purchasing or selling any Securities for their own accounts or for the account of any other client (advisory or otherwise) prior to, simultaneously with, or subsequent to any purchase or sale for the Fund, and there is no obligation to purchase or sell for the Fund any Security which the Sponsor, or its members, principals, affiliates, officers or employees, may purchase or sell for their own accounts or for the accounts for any other clients. In addition, the purchase of a Security for the Fund does not preclude subsequent purchases of such Security for any investor's individually-managed account with the Sponsor, should such Security be approved for the investor by its Investment Committee. Accordingly, the Sponsor, together with its principals may be making securities trading decisions for accounts other than the Fund's during the same period that it is managing the Fund's investments. In connection therewith, the Sponsor may use the same or different information and trading strategies as it utilizes in the performance of services for the Fund. It is likely that orders of the Fund may be executed in conjunction with orders for the accounts of other funds and clients managed by the Sponsor. The Sponsor and its principals will endeavor to achieve equitable treatment of all accounts (commensurate with size, investment objective and timing differences among such accounts) and to avoid any conflicts with regard thereto. Further, the Sponsor may act as a broker on behalf of the Fund at such times as the Sponsor deems appropriate. This may cause a potential conflict of interest between the Sponsor's duty to seek best execution of the Fund's brokerage transactions and its desire to allocate transactions to itself.

REGULATORY MATTERS

The Fund is intended to be substantially free of the regulatory and administrative burdens of a public mutual fund (e.g., various securities law filings will be eliminated, and the confidentiality of the Fund and the investors will be preserved). However, as the Fund will not be registered under either the 1940 Act or the 1933 Act, certain protections that would otherwise be available to shareholders of a registered investment company or a public company will not be available to the investors in the Fund. Similarly, neither the proxy provisions nor the periodic reporting requirements provided for under the federal securities laws will be applicable to the Fund. The Sponsor is, nevertheless, subject to the anti-fraud provisions of the federal securities laws.

SPONSOR

The Sponsor's predecessor in interest was established in 1952. The Sponsor is registered as an investment adviser under the Investment Advisers Act of 1940, as amended and is a member of the NASD, Inc. ("**NASD**") with approximately $2 billion under management. The Sponsor has eleven principals and a staff of approximately twenty professional and support persons, all of whom devote their full time to the business. The Sponsor views the Fund as a worthwhile adjunct to the investment advisory services it presently provides.

Set forth below is a brief description of the education and business background of the principals who serve as the managers of the Fund as well as the principals serving on the Investment Committee:

Fund Managers

Michael C. Greene. Mr. Greene is Chief Executive Officer and Chief Investment Officer of the Sponsor and is a member of the Investment and Executive Committees. He began his investment career at Drexel Burnham Lambert, where he gained substantial experience in fundamental analysis of companies, as well as perspective on the investment philosophies and needs of institutional clients. He joined the Sponsor as a research analyst in 1985, and became a principal of the Sponsor in 1988. From 1995-1998, Mr. Greene served as Co-Chief Executive Officer of the Sponsor with Alan I. Greene. Mr. Greene graduated from Colgate University with a BA Degree in Economics and earned an MBA in finance from New York University Graduate School of Business.

Benjamin H. Nahum. Mr. Nahum is a principal and Executive Vice President of the Sponsor. He joined the firm in 1991 as a Senior Research Analyst and became a principal of the Sponsor in 1992. Prior to joining the Sponsor, Mr. Nahum spent eight years as an analyst and trader with R. Lewis Inc. and MKI Securities. Mr. Nahum holds a B.A. from Clark University and a JD from Brooklyn Law School.

Investment Committee (In addition to the above Fund Managers)

Alan I. Greene. Mr. Greene is Chairman of the Investment Committee of the Sponsor and a member of its Executive Committee. He joined the Sponsor as a securities analyst in 1952, handling investment research, account analysis, and portfolio management. Mr. Greene took over leadership of the Sponsor in 1965 and moved to solidify the firm's focus on providing institutional investment management services. Under his leadership, the firm's assets under management have grown from approximately $100 million to close over $2 billion. Mr. Greene holds a B.A. degree from Colgate University.

Erwin A. Zeuschner. Mr. Zeuschner is a principal and Senior Vice President of the Sponsor in charge of the Investment Advisory Department and a member of the Investment Committee. From the outset, his more than 30-year career has been focused on investment. He holds an undergraduate degree in economics and an MBA from New York University. His investment skills and philosophy were developed at The Chase Manhattan Bank, where he headed investment research. In 1978, he became Chief Investment Officer of Chase Investors Management Corp., the bank's money management subsidiary, and Chairman of its Investment Policy Committee. He joined the Sponsor in 1980 with a strong value philosophy. As one of the firm's senior investment professionals, he is actively engaged in research and portfolio management.

The Sponsor will also utilize certain of our own analysts and administrative personnel to assist the Fund Managers in managing the Fund. The original, in-depth research of the Sponsor will support the Fund Managers as part of their investment decision making as will the other resources of the Sponsor.

FEES AND EXPENSES PAYABLE BY THE FUND

Fund Management Fee

The Sponsor receives a Fund Management Fee, payable monthly, equal to the following percent per annum of the Fund's Net Asset Value:

.85% on the first $50,000,000 of assets,

.80% on the next $25,000,000 of assets; and

.75% on the assets in excess of $75,000,000.

"**Net Asset Value**" means the total assets less the total liabilities of the Fund at any date based upon the accrual basis of accounting in accordance with generally accepted accounting principles consistently applied to reflect all gains and losses (whether realized or unrealized), income and expenses, liabilities and the Valuation of Securities (as defined below), with such adjustments as are necessary or advisable in the sole discretion of the Sponsor.

"**Valuation of Securities**" for purposes of determining the Net Asset Value of the Fund's Securities shall mean such value as the Sponsor may reasonably determine in accordance with the following:

In determining the value of Securities: Securities that are listed on a national securities exchange and/or the NASDAQ National Market and are freely transferable shall be valued at their last reported composite sales price used by the pricing service employed by the Custodian on the date of determination, or, in the case of listed options or if no sales occurred on such day, at the mean between the last "bid" and "ask" price at the close of business on such day. Securities traded over the counter other than on the NASDAQ National Market and which are freely transferable shall be valued at the mean between the last "bid" and "ask" price.

All values assigned to Securities and other assets by the Sponsor pursuant to this definition shall be final and conclusive as to all of the investors.

Operating Expenses

The Fund will pay all of its expenses, including the Fund Management Fee payable to the Sponsor, brokerage and commission expenses in connection with transactions executed for the Fund (including brokerage commissions payable to the Sponsor at its competitive rate in the event the Sponsor effects transactions on behalf of the Fund), charges and expenses of the Fund's lawyers and accountants, and any Custodian, layered tax accounting and transfer fees.

BROKERAGE ARRANGEMENTS

The Fund will execute, clear and settle the Fund's transactions with firms that are registered under the 1934 Act as broker-dealers, including the Custodian. The Sponsor also may act as a broker on behalf of the Fund at such times as we deem appropriate. Currently, trades executed by us will be cleared by Bear Stearns Securities Corp., however, we reserve the right to clear trades through other clearing brokers without notice to the investors. In such event, we will be subject to the same standards as described immediately below. By becoming a party to the Fund Agreement, you will be consenting to our executing transactions on behalf of the Fund; provided that those transactions are effected in accordance with Section 11(a) of the 1934 Act and Rule 11a2-2(T) thereunder and, with respect to investors that are Plans, in accordance with the provisions of the Prohibited Transaction Exemption No. 86-128. The Fund will not permit any broker to cross trade with the trades of any individual accounts that are managed. In no event will transactions be effected between the Fund and any other individual account we manage.

In selecting brokers to execute transactions, we need not solicit competitive bids and do not have an obligation to seek the lowest available commission cost. It is not our practice to negotiate "execution only" commission rates, thus, the Fund may be deemed to be paying for other products and services provided by the broker which are included in the commission rate. We will, based on our knowledge of the industry, attempt to have the Fund's brokerage arrangements competitive with similar situated funds. In making its selection of brokers, we take into account the broker's reliability, accuracy of recommendations on particular securities, reputation, financial responsibility, stability, ability to execute trades, nature and frequency of sales coverage, commission rate and responsiveness. In addition, in selecting brokers, we may consider the value of the following, either provided by the broker, or paid for by the broker (either by cash payments or by commissions) to be provided by others (collectively, "**Products and Services**"): brokerage (such as clearing, order routing, custodial and settlement services, special executions and block positioning) and research and research products and services, as described below.

Research may include, among other things, proprietary research from brokers, which may be written, oral or on-line. Research products may include, among other things, computers or terminals, computer databases, financial publications, and quotation equipment, in each case, to access research or which provide research directly. Research services may include, among other things, research concerning market, economic and financial data, statistical information, data on pricing and availability of securities, financial publications, electronic market quotations, performance measurement services, analyses concerning specific securities, companies or sectors, and market, economic and financial studies and forecasts. Research services may be in written or oral form or on-line.

We do not adhere to any rigid formulas in making the selection of brokers, but weighs a combination of the preceding criteria. The Fund has no fixed internal brokerage allocation procedures designating specific percentages of brokerage commissions to particular firms. We seek best execution in transactions for the Fund and will direct brokerage to firms providing Products and Services when they are able to provide best execution. In recognition of the value of Products and Services provided by a broker, we may effect securities transactions which cause the Fund to pay the broker an amount of commission in excess of the amount of commission another broker would have charged.

To the extent we can obtain Products and Services from, or to be paid for by, brokers at a commission rate which is not higher than the rate we customarily pay for brokerage services alone (although we may have to allocate more commission business to brokers who also provide Products and Services), we may do so. In exchange for the direction of commission dollars to certain brokers, credits may be generated which may be used by us to pay for the Products and Services provided by, or paid for by, such brokers. To the extent that such credits are generated or such Products and Services are obtained, we and the Fund will be receiving a benefit by reason of the direction of commissions. All such arrangements will comply with Section 28(e) of the 1934 Act.

Products and Services may be used by us in servicing some or all of our clients (including the Fund) and the clients of our affiliates. In addition, some Products and Services may not necessarily be used by the Fund even though its commission dollars provided for the Products and Services. The Fund, therefore, may not, in any particular instance, be the direct or indirect beneficiary of the Products or Services provided.

CUSTODIAN

Bear Stearns Securities Corp., a registered broker-dealer, serves as custodian of the assets of the Fund (the "**Custodian**") and as the Fund's prime broker in accordance with the terms of various agreements between the Custodian and the Fund, effective April 2, 2002. The agreements between the Custodian and the Fund authorize and direct the Custodian to accept into the Fund's account any cash and Securities delivered to it by or at our direction on behalf of the Fund and to effect transactions involving the Fund's assets on instruction. Among such transactions, we may from time to time direct the Custodian to invest cash assets of the Fund in short-term investment funds, including such investment funds created by the Custodian or its predecessors. We reserve the right, in our sole discretion, to remove the Custodian and/or to replace the Custodian with another custodian.

Under Section 15c3-3 of the 1934 Act, a broker-dealer such as the Custodian is required to segregate a customer's securities. If the Custodian fails to do so, the Fund may be subject to a risk of loss of the assets held by the Custodian in the event of the Custodian's bankruptcy. In the event of a failure of the Custodian, the United States Securities Investor Protection Corporation ("**SIPC**") provides a maximum of $500,000 of account insurance, only $100,000 of which may be taken in cash. A broker-dealer may also provide account insurance in excess of the SIPC amounts. For example, the Custodian currently provides an unlimited amount of excess account insurance for the Fund. The Custodian will also act as the prime broker for transactions handled for the Fund by unaffiliated broker-dealers. For a more detailed description please see "Brokerage Arrangements."

The Custodian has not participated in the sponsorship of the Fund or the formulation of the investment policies to be followed with respect to the Fund by the Sponsor. The investment management of the assets of the Fund is our exclusive responsibility. Furthermore, the Custodian has no duty, obligation or intention to review the investment of assets of the Fund, to advise us or to question our directions given to it.

PRIME BROKERAGE ARRANGEMENTS

The Custodian, as a prime broker, will, at our direction, enter into agreements to clear transactions for executing brokers (each, an "**Executing Broker**"). Each Executing Broker will carry an account, which will be treated as a broker-dealer credit account in the name of the Custodian for the benefit of the Fund. Pursuant to such agreements, the Custodian will accept for clearance and settlement trades executed for the Fund by the Executing Brokers. Further, the Custodian will be responsible for ensuring that each Fund transaction which it has not disaffirmed or given notice of an intention not to clear and settle because of the occurrence of certain events specified in such agreements, will be cleared and settled on behalf of the Fund and recorded on the Custodian's books in a cash account.

ADMINISTRATION OF THE FUND

The Fund will be administered as a co-mingled investment account in which each investor owns an undivided interest. An investment in the Fund is similar in various respects to having a managed investment account with an investment adviser. The Fund will file annual partnership income tax returns, will provide a Schedule K-1 to each investor in the Fund, and will allocate gains and losses (as determined for income tax purposes) in accordance with the partnership tax provisions of the Code. See "Certain Tax Considerations." Investors do not have the ability to replace the Sponsor, by vote or otherwise, and do not have the ability to change or modify the Fund's investment objectives or the Sponsor's investment selection process.

Redemption of Investments in the Fund

An investor may redeem all or a portion of its investment in the Fund, without penalty, generally as of the last business day of any month ("**Redemption Valuation Date**") on at least 30 days' (60 days' in the case of a redemption in kind) prior written notice ("**Redemption Notice**"); provided, however, that no withdrawal, except a complete withdrawal, shall be permitted if the partial withdrawal would result in decreasing an investor's investment to less than $1,000,000 immediately after such redemption. The Sponsor may waive any of the withdrawal restrictions, including the minimum investment and the day of redemption.

The Redemption Notice must specify the number of Units or dollar amount to be redeemed and the manner in which the redemption is to be affected (the date of receipt of the Redemption Notice is referred to as the "**Redemption Notice Date**"). The Sponsor will, based on such timely instructions, either (1) transfer (with a valuation as of the Redemption Valuation Date) to the investor's own account securities from the Fund's portfolio reflecting the undivided pro rata interest in the Fund represented by the Units to be redeemed (taking into account rounding to the nearest round lot, with cash adjustments), or (2) redeem (with a valuation as of the Redemption Valuation Date) the specified number of Units for cash (utilizing the Fund's available uninvested cash, if any).

Units will be redeemed for cash (by direct payment by the Fund or through an exchange arrangement upon the written direction to the Sponsor by all parties to the exchange) unless an investor requests, in the Redemption Notice, that its Units be redeemed in kind. Upon such a request, an investor will be entitled to receive its proportionate share of the assets that are held by the Fund on the applicable Redemption Valuation Date. Investors seeking payment in kind will be required to arrange for delivery of such Securities to a designated holder, such as a registered broker or sub-custodian. The Fund, through the Custodian, will provide such arrangements at an investor's request and expense. An investor may not make any redemptions of all or any part of its Units in the Fund except as described above.

The Sponsor may direct the redemption, without charge, of all or any part of the Units in the Fund owned by any or all investors as of the last business day of any month upon at least 30 days' prior written notice for any reason deemed necessary or appropriate by the Sponsor, in its sole discretion and in accordance with its fiduciary duty to the investors.

ERISA CONSIDERATIONS

The Sponsor may, subject to the limitations below and the other limitations herein, accept subscriptions from Employee Benefit Plans subject to ERISA ("**ERISA Plans**"), from IRAs, Keogh Plans which cover only self-employed persons and their spouses and other employee benefit plans which cover only the owners of a business and which are not subject to ERISA (collectively, "**Individual Retirement Funds**"), from government plans, church plans, foreign plans and any other employee benefit plans which are not subject to ERISA (collectively, "**Non-ERISA Plans**") and from other entities the assets of which are "plan assets" due to direct or indirect investments in such entities by ERISA Plans, Individual Retirement Funds, and Non-ERISA Plans (collectively, "**Plan Assets Entities**"). Individual Retirement Funds, ERISA Plans, Non-ERISA Plans and Plan Assets Entities are hereafter called "**Plans**".

Section 404(a)(1) of ERISA and the regulations promulgated thereunder by the United States Department of Labor (the "**DOL**") provide as a general rule that a fiduciary with respect to a Plan subject to ERISA must discharge his duties with respect to the Plan in a prudent manner and must consider several factors in determining whether to subscribe for Fund Units of the Fund. If a fiduciary with respect to any such Plan acts imprudently with regard to subscribing for Fund Units of the Fund, the fiduciary may be held personally liable for losses incurred by the Plan as a result of such imprudence. Among the factors that should be considered are (i) the diversification and liquidity of the Plan's portfolio; (ii) the potential returns on the proposed investment taking into account the risk of loss and opportunity for gain; (iii) the place the proposed investment would occupy in the Plan's portfolio taken as a whole; and (iv) whether the proposed investment is permitted under the documents and instruments governing the Plan.

The acceptance of a subscription by the Sponsor from a Plan does not constitute a representation or judgment by the Fund or the Sponsor that an investment in the Fund is an appropriate investment for that entity or that such an investment meets the legal requirements applicable to such entity. Those considering the purchase of Fund Units on behalf of a Plan remain responsible for the Plan's compliance with the legal requirements applicable to such entity. If the purchase of Fund Units is not prohibited under the governing documents of the entity or otherwise, the Plan fiduciary who decides to do so or who is instructed to do so can subscribe for Fund Units.

Plan Assets

Depending upon the relative Net Asset Value of Fund Units purchased by Plans, relative to purchases by other investors, the underlying assets of the Fund may be considered to be assets of the Plans investing in the Fund for regulatory compliance purposes. Under DOL regulations, when an ERISA Plan, Individual Retirement Fund or Plan Assets Entity acquires an equity interest in an entity such as the Fund, which interest is not a publicly offered security, as is the case with the Fund Units, the underlying assets of the entity will not be deemed "plan assets" if the "25% Ownership Limitation" is met. The 25% Ownership Limitation will be met if less than

25% of the aggregate equity interests in each class of equity of the entity are held by Plans (excluding equity interests held by any person with discretionary authority or control with respect to the entity, or affiliates of any such person). If the 25% Ownership Limitation is not met and Plans own Fund Units representing 25% or more of the aggregate Net Asset Value of all Fund Units (excluding any Fund Units held by the Sponsor or any of its affiliates), the underlying assets of the Fund will constitute "plan assets" of the investing ERISA Plans, Individual Retirement Funds and Plan Assets Entities. The 25% Ownership Limitation is applied when a person acquires or disposes of an equity interest in an entity.

The Sponsor will, in its sole discretion, determine whether to cause the Fund to comply with the 25% Ownership Limitation. The Fund expects that it will exceed the 25% Ownership Limitation, and consequently, it is likely that the underlying assets of the Fund will be treated as ERISA plan assets.

To the extent the assets of the Fund are deemed to be plan assets, the Sponsor will be a fiduciary with respect to each Plan subject to ERISA which holds Fund Units. In such circumstances, the general prudence and fiduciary responsibility provisions of ERISA will be applicable to the Sponsor with respect to each investment made by the Fund, and certain transactions entered into by the Fund may be prohibited transactions. In the event that any transaction would or might constitute a prohibited transaction under ERISA or the Code and no exemption for such transaction or transactions is readily available, the Sponsor reserves the right, upon notice to, but without the consent of, any investor, mandatorily to redeem any investor which is an ERISA Plan, Individual Retirement Fund, or Plan Assets Entity.

ERISA Investment Manager Status

Where (i) a fiduciary of a Plan subject to ERISA is a "named fiduciary," (ii) the fiduciary appoints an investment adviser to manage the assets of the Plan, and (iii) the investment adviser is a registered investment adviser under the Advisers Act (or under similar state law provisions) which acknowledges in writing that it is a fiduciary with respect to the Plan, the investment adviser can meet the requirements of an "investment manager" under Section 3(38) of ERISA and the fiduciary's liabilities can be partially limited with respect to the investment adviser's management of the Plan's assets. Thus, while the Plan fiduciary will remain responsible for the prudence of selecting the investment adviser, and for monitoring the investment adviser's actions, the fiduciary need not be responsible for any failure of the investment adviser to comply with ERISA's fiduciary standards or otherwise have any obligation to manage or invest any assets which are subject to the management of the adviser (unless the Plan fiduciary has actual knowledge of a breach of the investment adviser's fiduciary duties). In connection with the offering of the Fund Units, to the extent the Fund's assets are ERISA plan assets, the Plan fiduciary will have appointed the Sponsor as an investment adviser of the Plan's undivided interest in the Fund. However, if the Sponsor is not appointed as an ERISA investment manager, including if any of the conditions described above are not satisfied, the fiduciary of a Plan subject to ERISA will be responsible for both the selection and monitoring of the Sponsor *as well as* the Sponsor's compliance with the fiduciary standards and prohibited transaction rules of ERISA and the related provisions of the Code.

In the event of a breach of ERISA or the Code, a fiduciary of a Plan subject to ERISA can be personally liable for losses incurred by the Plan resulting from the fiduciary's breach of fiduciary duties (including lost profits) and a civil penalty imposed by the DOL, as well as significant excise taxes and other negative consequences.

Management of the Fund

As a fiduciary under ERISA, the Sponsor will be subject to ERISA's prohibited transaction provisions (and the generally mirror provisions of Section 4975 of the Code) in connection with the management of the Fund. Thus, unless an exception or exemption applies, the Sponsor is prohibited from allowing the Fund to engage in any transaction (including the buying or selling of securities or other property or any extension of credit) which it knows or should know is with a "party in interest," regardless of the reasonableness or fairness of the transaction. As a general matter, this would require the Sponsor to determine whether each transaction involving the assets of the Fund would give rise to a non-exempt prohibited transaction under ERISA. While blind open market trades should not cause prohibit transaction concerns, investments in other investment entities will need to be considered in light of the available exemptions. A party in interest, for these purposes, includes, without limitation: any fiduciary, administrator or service provider of any of the Plans or the Fund; an employer whose employees are covered by any of the Plans; and a union any of whose members are covered by any of the Plans. In addition, certain affiliates of the foregoing entities are also classified as parties in interest.

One available exemption might include the Department of Labor's Prohibited Transaction Class Exemption 84-14 ("PTCE 84-14"). Under PTCE 84-14, transactions entered into by the Sponsor involving unrelated parties in interest will be exempt, if the conditions of the exemption are met. Certain significant conditions of PTCE 84-14 include: (i) the Sponsor must be a "qualified professional asset manager" as defined in Part V(a) of PTCE 84-14 (which the Sponsor expects that it will be), (ii) the party in interest must not be the Sponsor or any of its affiliates, or any person that has, or has exercised, the authority to appoint or terminate the Sponsor as a fiduciary over the plan's assets or any person that exercises fiduciary authority in connection with the plan's decision to invest in, or maintain its investments in, the Fund. The result of these conditions are that the Sponsor will need to obtain representations, warranties and covenants from Plans that are subject to ERISA or the Prohibited Transaction provisions of the Code to facilitate compliance with these conditions.

Another available exemption might include the Department of Labor's Prohibited Transaction Class Exemption 86-128 ("PTCE 86-128"). PTCE 86-128 permits the Sponsor to act as broker-dealer on behalf of the Fund, if the conditions of the exemption are met. Certain significant conditions of PTCE 86-128 would include that the Sponsor be a broker-dealer and that certain additional reporting and disclosure requirements be met.

While the Sponsor will endeavor to comply with ERISA'S fiduciary standards and the prohibited transaction rules, there can be no guarantee that the good faith actions of the Sponsor will not result in a breach of fiduciary duty under ERISA. In this regard, the plan fiduciary is therefore urged to consult with its own legal counsel concerning these issues. Moreover, there can be no absolute assurance that the Sponsor will be able to determine whether a nonexempt prohibited transaction has occurred or might occur.

ERISA Fidelity Bond

The Sponsor will not purchase a fidelity bond satisfying the requirements of Section 412 of ERISA with respect to the assets of the Fund owned by ERISA Plans. If you are an ERISA Plan you must cause the Sponsor to be covered under your bond with respect to assets invested by you in the Fund.

Additional Fiduciary Considerations

Certain prospective Plan investors may currently maintain relationships with the Sponsor or any of its affiliates under which the Sponsor or any such affiliate provides investment advisory and/or management services to such entity. These relationships may cause the Sponsor or its affiliates to be deemed to be a fiduciary with respect to such Plan. As a result, an investment in the Fund by a Plan for which the Sponsor or any of its affiliates provide investment advisory and/or management services could possibly be interpreted to constitute a prohibited use of the plan assets of such entity because it has the effect of benefiting them. The Sponsor has determined that neither it nor any affiliate will recommend investment of any Plan assets in Fund Units with respect to which assets the Sponsor or any such affiliate may be a fiduciary, nor will the Sponsor or any affiliate allocate any such assets over which they have discretionary control to the Fund. Plan fiduciaries should make their own determination regarding whether any relationship the Plan investor (or its fiduciaries) maintains with the Sponsor or any of its affiliates would constitute a prohibited use of plan assets.

Reporting and Disclosure

Plan fiduciaries are responsible for complying with any reporting and disclosure requirements under ERISA or the Code resulting from an investment in the Fund. A Form 5500 (Annual Return/Report) is required to be filed by certain Plans investing in the Fund. Pursuant to DOL regulations, ERISA Plans investing in the Fund would need to include on their Form 5500 information relating to the fair market value of the Plan's investment in the Fund as of the close of the Plan's fiscal year, and the Plan's acquisition or disposition of any Fund Units. Moreover, to the extent the assets of the Fund are treated as plan assets, detailed information regarding the Fund's assets and liabilities and even the Fund's investment transactions may need to be reported on the Plan's Form 5500, unless the Sponsor elects to make an alternative filing directly with the DOL. Presently, the Sponsor intends to make such filing with the DOL. If the Plan's fiscal year differs from the Fund's fiscal year, the Plan investor may not be able to obtain valuation information on its Fund Units or on the underlying assets of the Fund as of the last day of the Plan's fiscal year.

Special Rules for Individual Retirement Funds

Individual Retirement Fund fiduciaries should consider the unique rules applicable to their Individual Retirement Fund before making an investment in the Fund. Although Individual Retirement Funds are subject to the prohibited transaction rules of the Code, Individual

Retirement Funds are not subject to ERISA's fiduciary standards, but may be subject to additional rules and regulations that could impact a decision to invest in the Fund. For example, IRAs are subject to special custody rules and are prohibited from investing in certain commingled investments. A violation of these custody rules or a prohibited commingling of the assets of an IRA in other than a common trust fund or common investment fund could result in the disqualification of the IRA and a deemed distribution of the IRA's assets to the beneficiary of the IRA.

Exempt Plans

Certain Plans may include the assets of governmental plans which are not subject to ERISA and church plans which often will not be subject to ERISA. Also, the above-described prohibited transaction provisions do not apply to governmental plans or church plans. However, such Plans are subject to prohibitions against certain related-party transactions under Section 503 of the Code, which prohibitions operate similar to the above-described prohibited transaction rules. In addition, the fiduciary of any governmental or church plan must consider applicable state or local laws, if any, and the restrictions and duties of common law, if any, imposed upon such plan before making an investment in the Fund.

Information Request

The Sponsor reserves the right to request from any investor or potential investor in the Fund such information as the Sponsor deems necessary to monitor Fund investments relating to Plans or potential Plan-related compliance concerns.

* * *

Plan fiduciaries that are prospective investors should consult with their own counsel concerning the appropriateness of an investment in the Fund, and the consequences under ERISA or other applicable law of an investment in the Fund, including all compensation arrangements.

CERTAIN INCOME TAX CONSIDERATIONS

The following is a summary of certain United States income tax considerations which may be relevant to you. It is impractical to set forth all aspects of Federal, state and local income tax law which may bear upon an investment in the Fund. The income tax considerations discussed below are necessarily general and may vary depending upon your particular circumstances. Therefore, you should consult their own professional tax advisors as to your tax consequences of this investment.

The discussion of Federal income tax consequences that follows is based on the Internal Revenue Code of 1986, as amended (the "**Code**"), judicial decisions and administrative regulations, rulings and practice, all of which are subject to change. The Fund has not sought a ruling from the Internal Revenue Service ("IRS") or an opinion of legal counsel as to any tax matters.

Treatment as "Partnership"

Under current U.S. Treasury Regulations, the Fund is classified as a partnership for Federal income tax purposes. The Fund also will be administered so that it should not be classified as a "publicly traded partnership" within the meaning of Section 7704(b) of the Code. Accordingly, the Fund will not be a taxable entity for Federal income tax purposes, but will be required to file an annual Federal and state partnership information income tax return. Each investor will be required to take into account in determining his or its income tax liability each year, his or its proportionate share of the Fund's income, gain and loss, whether or not any income is paid out to such investor.

As promptly as practicable after the end of each fiscal year, the Fund will provide each investor with a statement indicating the amounts representing such investor's share of the Fund's net capital gain or loss, dividends and other relevant information for purposes of enabling investors to report such amounts for income tax purposes.

The income tax returns of the Fund may be audited, and such an audit could lead to an audit of the tax returns of the investors. Such audits could result in the determination of tax deficiencies unrelated to the Fund. Furthermore, interest paid on tax deficiencies would likely not be deductible by most investors.

Tax Shelter Regulations; Disclosure

Recently finalized Regulations directed at abusive tax shelter activity and generally effective January 1, 2003 apply to transactions not conventionally regarded as tax shelters. Among other things, the Regulations require specified disclosures by certain persons that directly or indirectly participate in a "reportable transaction," as defined. A transaction involving an actual or deemed acquisition of an asset generally is a reportable transaction if it generates gross tax losses (whether or not offset by income or gains) equal to or greater than certain amounts (specified below), unless the transaction comes within one of several exclusions. While the exclusions generally cover most customary trading activity, they do not cover certain types of arbitrage and derivatives transactions, among others. Accordingly, it is possible that the Fund may participate in one or more reportable transactions. In that event, the Fund would be required to file an IRS Form 8886 with its tax return (which may increase its risk of being audited) and maintain a list identifying those investors (if any) that were allocated tax losses from the reportable transaction(s) equal to or greater than the specified amounts. (The amounts are, for taxpayers other than C corporations, $2 million from one or more reportable transactions in any taxable year, $4 million from one or more reportable transactions over any six-year period, or $50,000 of ordinary loss from any foreign currency transaction that is not otherwise excluded from the application of these rules.) An investor that is allocated tax losses from reportable transactions equal to or greater than the specified amounts must file an IRS Form 8886 with its own tax return for each year that the investor reports tax losses from the reportable transaction(s).

Tax Considerations For Tax-Exempt Investors

The Fund does not expect to generate any unrelated business taxable income ("UBTI"). Assuming that no UBTI is generated, tax-exempt investors will be unable to deduct expenses and losses of the Fund, even though any such items allocated to them will reduce the Unit Value of their Units.

Considerations For Investors Not Exempt from Federal Taxation

The Fund will allocate its taxable income, gains and losses among the investors in accordance with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder. Since gain or loss on the Fund's Securities generally will not be recognized by the Fund for tax purposes until the Securities are sold or disposed of, discrepancies may result between an investor's economic gain or loss (as reflected in the Unit Value) and his share of the gain or loss reported by the Fund for tax purposes.

The Fund will utilize a variety of trading strategies that may produce both short-term and long-term capital gain, as well as ordinary income. The Fund's trading strategies are not developed with a view to generating income of any particular character.

Under current tax law, a tax rate of 35% generally applies to ordinary income and short-term capital gains of non-corporate taxpayers and a top rate of 15% generally applies to capital gains from property held for more than 12 months ("long-term gain"). The excess of Fund capital losses over capital gains is deductible by a non-corporate taxpayer against capital gains from other sources, plus up to $3,000 of ordinary income each year. Unused capital losses may be carried forward indefinitely by a non-corporate investors, but may not be carried back by such investor. AS A RESULT OF THESE LIMITATIONS, AMONG OTHERS DESCRIBED HEREIN, AN INDIVIDUAL'S SHARE OF THE FUND'S CAPITAL LOSSES, IF ANY, WILL NOT MATERIALLY REDUCE HIS FEDERAL INCOME TAX ARISING FROM HIS ORDINARY INCOME FROM THIS AND OTHER SOURCES.

Under Code Section 67, an individual's miscellaneous itemized deductions for any year, including his investment expenses other than interest, are deductible in any year for regular income tax purposes only to the extent that they exceed 2% of his adjusted gross income, and are not deductible at all for alternative minimum tax purposes. The deductible portion, if any, of such expenses is further reduced by an amount equal to the lesser of 3% of an individual's adjusted gross income in excess of $100,000 (indexed for inflation) or 80% of an individual's otherwise allowable miscellaneous itemized deductions. Miscellaneous itemized deductions for these purposes do not include expenses incurred in connection with a trade or business. Unless the Fund is considered to be engaged in the trade or business of trading Securities, an individual's ability to deduct his share of Fund expenses (other than interest) will be limited as described above. This could result in an individual investor's having to report taxable income in excess of his economic profits from the Fund.

The Fund will file tax returns reflecting the position that its trading activity is not a passive activity for purposes of the passive activity loss limitations of Section 469 of the Code. Accordingly, for most taxable investors, taxable income generated by the Fund's transactions will not be permitted to be offset by passive activity losses from other investments, and tax losses generated by the Fund's transactions will not be affected by these limitations.

An investor generally will not recognize gain or loss on the receipt of marketable Securities upon a withdrawal from the Fund. An investor's basis in marketable Securities received upon withdrawal from the Fund generally will equal such investor's basis in his Units.

Future Tax Legislation

Legislation may be enacted in the future, and Treasury Regulations may be issued, that could be retroactive with respect to transactions entered into prior to the effective date thereof or could generally affect the Fund (or an investment therein). There can be no assurance that changes in the tax law applicable to this investment will not occur that could adversely affect the tax treatment of gains, losses and expenses arising from past or future activities of the Fund.

State and Local Taxes

In addition to the Federal income tax consequences described above, investors may be subject to various state and local taxes. (No such taxes are anticipated to be payable by the Fund in New York.) State and local tax laws may differ in various respects from Federal income tax law, and may impose additional limitations on the deductibility of various expenses and losses. Prospective investors should consult with their own professional tax advisors concerning the applicability of state and local taxes to an investment in the Fund.

* * *

The consequences of an investment in the Fund may vary depending on your particular circumstances. Accordingly, you are urged to consult your own tax advisor with respect to the effects of this investment on your own tax situation.

PLAN OF DISTRIBUTION

Units in the Fund are offered on behalf of the Fund by us, the Sponsor. No selling fees or commissions will be charged.

Units in the Fund generally are being offered on the first day of each month; provided, however, that we reserve the right to admit investors at other times. Investment funds received prior to 1:00 p.m. (New York time) on any business day will be deposited by us into the Fund's account on that day; investment funds received after 1:00 p.m. (New York time) will be so deposited as of the next succeeding business day (the date of deposit is referred to as a Contribution Date). Commencing on the Contribution Date, funds will be managed by the us pursuant to the Fund Agreement, the form of which is annexed hereto as Appendix I.

The number of Units ascribed to each such investor on the Contribution Date will be calculated at a price per Unit based on the Net Asset Value of the Fund at the last business day preceding the Contribution Date (any such last business day is hereinafter referred to as a "**Valuation Date**"). The number of Units purchased on the Contribution Date by an investor will equal such investor's investment divided by the per Unit value (the "**Unit Value**") of the Fund on the Valuation Date (i.e., the Net Asset Value of the Fund on the Valuation Date, divided by the aggregate number of Units held by all investors in the Fund, excluding new investors and redeeming investors, on the Valuation Date).

SUBSCRIPTION PROCEDURE

In order to invest in the Fund, you must (1) complete, execute and deliver two copies of the Subscription Agreement, together with such other supporting documents as we may request; and (2) pay the full amount of your subscription, by check or wire transfer or otherwise provided in accordance with the instructions in the Subscription Agreement, to the Sponsor at 599 Lexington Avenue, 12th Floor, New York, New York 10022, Attn: Clarissa Moore.

By executing the Subscription Agreement, you will become a party to the Fund Agreement, which sets forth the terms of your participation in the Fund. The Fund Agreement generally provides that the operation of the Fund, and your rights and responsibilities, will be as described in this Memorandum. For full information as to the contents of the Fund Agreement, you should read the Fund Agreement annexed hereto as Appendix I. The term of the Fund Agreement is one year, with automatic successive one year renewals, unless you notify us in writing, not less than 30 days prior to the commencement of any such extension, of your intention not to renew the Fund Agreement, in which case you will be considered to have requested a redemption of all of your Units for cash.

REPORTS TO INVESTORS

The Fund will provide to each investor a quarterly report setting forth the Fund's Net Asset Value, the Unit Value and the number of Units held by such investor. At the end of each fiscal year, the Fund will provide to each investor (1) a copy of the Fund's annual financial statement with respect to such year audited by BDO Seidman, the Fund's independent financial auditors; (2) a copy of Part II of the Sponsor's Form ADV; and (3) a statement disclosing the aggregate compensation received by the Sponsor in effecting transactions on behalf of the Fund on national securities exchanges on which the Sponsor is a member. In addition, as soon as practicable, but no later than 90 days after the end of each fiscal year, the Fund will furnish each investor with such information as may be necessary to enable the investor to file his federal income tax return and any required state income tax return. The Sponsor will provide copies of each of the foregoing to each subscriber prior to such subscriber's investing in the Fund. The Fund will also file with the DOL each year an auditor's report prepared by BDO Seidman as described in 29 C.F.R. §2550.103-12.

ADDITIONAL INFORMATION

You are invited to meet with the Sponsor for a further explanation of the terms and conditions of this offering of Units and to obtain any additional information necessary to verify the information contained herein, to the extent the Sponsor possesses such information or can acquire it without unreasonable effort or expense. Requests for such information should be directed to Clarissa Moore at the Sponsor, telephone 212-371-4200; facsimile 212-750-4331; or e-mail at: cmoore@djgreene.com.



Appendix I

THE DJG SMALL CAP VALUE

FUND AGREEMENT

David J. Greene and Company, LLC
The DJG Small Cap Value Fund
599 Lexington Avenue, 12th Floor
New York, New York 10022

Re: The DJG Small Cap Value Fund (the "Fund")

Gentlemen:

This letter when executed by you (the "Sponsor") will constitute an agreement between the Sponsor and the investor named in the Subscription Agreement (the "Subscription Agreement") dated of even date herewith, which is attached hereto as Exhibit A and made part hereof (the "Investor") relating to the Investor's subscription for Units in the Fund, a co-mingled investment account maintained and managed by the Sponsor. The terms of the operation and administration of the Fund and the rights and responsibilities of the investors in the Fund are set forth in the Fund's Confidential Memorandum dated June 7, 2004 (the "Memorandum"), which is attached hereto and made part hereof. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Subscription Agreement and the Memorandum.

The Investor and the Sponsor hereby agree as follows:

1. Redemptions. (a) All or any portion of an Investor's interest in the Fund may be redeemed, without penalty, subject to the provisions set forth in the Memorandum under "Redemption of Investments in the Fund."

(b) Upon the request by the Investor for redemption, the Sponsor may, and the Investor authorizes the Sponsor, pursuant to the Redemption Notice to be delivered to the Sponsor as described in "Redemption of Investments in the Fund," to take all such action as may be required to effect the redemption of the Investor's interest in the Fund.

2. Expenses and Management Fees. For its services in administering and serving as the investment adviser to the Fund, the Sponsor shall be entitled to receive directly from the Fund an annual Fund Management Fee as described in the Memorandum under "Compensation of the Sponsor." The Fund will bear all expenses described in the Memorandum under "Expenses of the Fund" and "Compensation of the Sponsor."

3. Investment Objectives. The investment objective of the Fund and the policies that will be followed in seeking to meet such objective are set forth in the Memorandum under "Investment Objectives," "Investment Selection Process" and "Investment Restrictions."

4. Indemnification; Exculpation. (a) The Sponsor together with its principals, members, affiliates, officers and employees, will not be liable, responsible or accountable in damages or otherwise to the Fund or any of the investors for any act or omission performed or omitted by it in good faith on behalf of the Fund and in a manner reasonably believed by it to be within the scope of the authority granted to it, except when such action or failure to act constitutes negligence, gross negligence, fraud or willful misconduct. The Sponsor will be indemnified by the Fund for any loss or expense suffered or sustained by it as a result of or in connection with any act performed by it within the scope of its duties including, without limitation, any judgment, settlement, reasonable attorneys' fees and other costs or expenses incurred in connection with the defense of any actual or threatened action or proceeding; provided, however, that such indemnity shall be payable only if the indemnitee acted in good faith and in a manner it reasonably believed to be in, or not opposed to, the best interests of the Fund and the investors. The Sponsor, at its own cost, may acquire insurance against any liability relating to the Sponsor's activities with respect to the Fund.

(b) If the Investor is not a Plan, the Sponsor shall not have any responsibilities with respect to assets of the Investor other than the Investor's investment in the Fund and any other investment advisory accounts to which the Sponsor is an adviser.

(c) If the Investor is a Plan, the Sponsor shall not be considered a fiduciary or have any other responsibilities with respect to assets of the investor other than Investor's investment in the Fund, any other investment advisory account or funds to which the Sponsor has agreed to be a manager. Except as may otherwise be specifically required by the Employee Retirement Income Security Act of 1974 ("ERISA"), the Sponsor shall not be responsible for any loss incurred by reason of any act or omission of any broker-dealer, custodian, or the undersigned (or any custodian), or other fiduciary of the Plan. The Investor acknowledges that the Sponsor will not purchase independently a fidelity bond satisfying the requirements of section 412 of ERISA with respect to the assets of the Fund owned by a Plan. The Investor shall cause the Sponsor to be covered, while the Investor owns an interest in the Fund, under the Investor's ERISA section 412 fidelity bond and will provide evidence with respect thereto to the Sponsor, if so requested.

5. Plan Subscribers. If the Investor is a Plan and if the underlying assets of the Fund are deemed "plan assets" within the meaning of Department of Labor regulation 29 CFR 2510.3-101, the Sponsor is hereby appointed as an "investment manager," as defined in section 3(38) of ERISA, with regard to the portion of the Plan's assets allocated to the Fund. The Sponsor hereby acknowledges that it is a fiduciary within the meaning of section 3(21)(A) of ERISA with respect to the assets of the Plan allocated to the Fund and represents and warrants that it is a registered investment adviser under the 1940 Act and meets the standards established by the Department of Labor for a "qualified professional asset manager," as set forth in Prohibited Transactions Class Exemption No. 84-14.

6. Sponsor Effected Fund Transactions. The Investor specifically authorizes the Sponsor to effect transactions on behalf of the Fund as well as to perform investment advisory services for the Fund, and the Investor agrees that the Sponsor may retain compensation in connection with effecting securities transactions for the Fund; provided that those transactions are effected in accordance with Section 11(a) of the Securities Exchange Act of 1934 and Rule 11a2-2(T) thereunder and, with respect to Investors that are Plans, in accordance with the provisions of Prohibited Transaction Exemption No. 86-128, Fed. Reg. 41686 (November 18, 1986).

7. Non-assignability. The Investor's interest in the Fund is not transferable or assignable by the Investor without the prior written consent of the Sponsor.

8. Term. The term of this Agreement shall commence on the date hereof and shall terminate on the first anniversary of such date; provided, however, that, unless the Sponsor or the Investor shall, not less than 30 days prior to the expiration of the term hereof, notify the other of its intention not to renew the term hereof, each shall be deemed to have consented to the renewal of this Agreement for a period of one year, and these renewal provisions shall again apply at the end of each such one-year period. If the Investor notifies the Sponsor in writing upon at least 30 days' prior written notice of its intention to terminate this Fund Agreement, the Investor will be considered to have requested a redemption of all of its interest in the Fund for cash.

9. The Custodian. The Investor hereby ratifies the appointment of Bear Stearns Securities Corp. (the "Custodian") as custodian and prime broker of the Fund pursuant to various agreements among the Custodian, the Fund and the Sponsor, and hereby authorizes the Sponsor to enter into with the Custodian, on behalf of the Fund, such other usual and customary agreements regarding the Custodian's handling of the Fund's assets as the Sponsor shall deem necessary and appropriate. The Custodian shall not be subject to any liability of the Investor, the Sponsor, or to any other person, firm or organization (including beneficiaries of any Plan or trust) for any investment made at the direction of the Sponsor or for any loss or diminution of assets of the Fund resulting from any action taken or omitted by the Sponsor or the Custodian at the direction of the Sponsor. The Custodian has not participated in the sponsorship of the Fund or the formulation of the investment policies to be followed with respect to the Fund by the Sponsor. The investment management of the assets of the Fund is the exclusive responsibility of the Sponsor. Further, the Custodian has no duty, obligation or intention to review the investment of assets of the Fund, to advise the Sponsor or to question directions given to it by the Sponsor.

10. Miscellaneous. (a) The Sponsor may act as investment adviser to other persons, firms or corporations, including commingled investment pools or entities similar to the Fund.

(b) Neither this Fund Agreement nor the Sponsor's management of the Fund shall be assigned (as defined in the 1940 Act) by the Sponsor without the consent of the Investor.

(c) The Sponsor may retain appropriate professional advisors, including accountants and legal counsel, and is hereby authorized to accept their findings and conclusions, including, but not limited to, conclusions concerning the valuation of the assets of the Fund and allocations of gains and losses to the respective Investor, and shall incur no liability for so doing.

(d) All notices required or permitted pursuant to this Agreement shall be in writing and shall be addressed to the parties at their addresses set forth herein, or at such other address as either party shall so specify.

(e) The section headings in this Agreement are for convenience only and shall be given no effect in construing or interpreting the provisions of this Agreement.

(f) This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof. The provisions of this Agreement may not be modified or waived except by written agreement executed by the party to be bound thereby.

(g) Except as otherwise provided in Section 514 of ERISA, this Fund Agreement shall be governed by and construed in accordance with the internal laws of the State of New York (without giving effect to the conflict of laws principles thereof) applicable to contracts, transactions and obligations entered into, and to be wholly performed, in the State of New York.

(h) The parties agree that any action or proceeding arising, directly, indirectly or otherwise, in connection with, out of, related to, or from, this Fund Agreement, any breach hereof, or any transaction covered hereby, shall be resolved, whether by arbitration or otherwise, within the State of New York. Accordingly, the parties consent and submit to the jurisdiction of the federal and state courts located within the State of New York. The parties further agree that any such action or proceeding brought by either party to enforce any right, assert any claim, or obtain any relief whatsoever in connection with this Fund Agreement shall be commenced by such party exclusively within the State of New York.

Very truly yours,

INVESTOR

David J. Greene and Company, LLC,
as attorney-in-fact

By:____________________
Name:
Title:

AGREED TO:

DAVID J. GREENE AND COMPANY, LLC
as Sponsor of the Fund

By:____________________________
Name:
Title: